Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-185386
333-185386-01 through 333-185386-24

PROSPECTUS
Ply Gem Industries, Inc.
Exchange Offer for $160,000,000
9.375% Senior Notes due 2017 and Related Guarantees
The Notes and the Guarantees

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We are offering to exchange $160,000,000 of our outstanding 9.375% Senior Notes due 2017 and certain related guarantees, which were issued on September 27, 2012 and which we refer to collectively as the initial notes, for a like aggregate amount of our registered 9.375% Senior Notes due 2017 and certain related guarantees, which we refer to collectively as the exchange notes. The exchange notes will be issued under an indenture dated as of September 27, 2012.

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The exchange notes will mature on April 15, 2017. We will pay interest on the exchange notes semi-annually on April 15 and October 15 of each year, commencing on April 15, 2013, at a rate of 9.375% per annum, to holders of record on the April 1 or October 1 immediately preceding the interest payment date.

•	The exchange notes will be guaranteed on a senior unsecured basis by our parent, Ply Gem Holdings, Inc., and substantially all of our subsidiaries located in the United States.
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The exchange notes and the related guarantees will be unsecured and will be equal in right of payment to all of our existing and future senior indebtedness, including borrowings under our senior secured asset-based revolving credit facility, or ABL Facility, and our 8.25% Senior Secured Notes due 2018, or 8.25% Senior Secured Notes.

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The exchange notes and the related guarantees will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness, including borrowings under the ABL Facility and the 8.25% Senior Secured Notes, to the extent of the value of the assets securing such indebtedness.

•	The exchange notes and the related guarantees will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries that are not guarantors.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on January 24, 2013, unless we extend it.
•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.
•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.
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The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where those initial notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is December 21, 2012.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on good faith estimates by our management, which are derived from their review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness. Gary E. Robinette, our President and Chief Executive Officer, is a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies, and we have relied, in part, on its study for the market and statistical information included in this prospectus.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this prospectus carefully in its entirety before making an investment decision. In particular, you should read the section entitled “Risk Factors” included elsewhere in this prospectus and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Unless otherwise specified or the context requires otherwise, (i) the term “Ply Gem Holdings” refers to Ply Gem Holdings, Inc.; (ii) the term “Ply Gem Industries” refers to Ply Gem Industries, Inc., our principal operating subsidiary; and (iii) the terms “we,” “us,” “our,” “Ply Gem” and the “Company” refer collectively to Ply Gem Holdings and its subsidiaries. The use of these terms is not intended to imply that Ply Gem Holdings and Ply Gem Industries are not separate and distinct legal entities. “Adjusted EBITDA” has the meaning set forth in the footnotes to “— Summary Historical Financial Information.” The term “initial notes” refers to the 9.375% Senior Notes due 2017 that were issued on September 27, 2012 in a private offering, and the term “exchange notes” refers to the 9.375% Senior Notes due 2017 offered with this prospectus. The term “notes” refers to the initial notes and the exchange notes, collectively.

Our Company

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for each of the fiscal year ended December 31, 2011 and the nine months ended September 29, 2012. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers. For the year ended December 31, 2011, we had net sales of $1,034.9 million, adjusted EBITDA of $112.2 million and a net loss of $84.5 million. For the nine months ended September 29, 2012, we had net sales of $852.7 million, adjusted EBITDA of $100.1 million and a net loss of $24.0 million.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

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Leading Manufacturer of Exterior Building Products. Based on our internal estimates and industry experience, we believe we have established leading positions in many of our core product categories including: No. 1 in vinyl siding in the U.S.; No. 1 in aluminum accessories in the U.S.; No. 2 in vinyl and aluminum windows in the U.S.; and No. 2 in windows and doors in Western Canada. We achieved this success by developing a broad offering of high quality products and providing superior service to our customers. We are one of the few companies in our line of business that operate a geographically diverse manufacturing platform capable of servicing our customers across the entire United States and Western Canada. The scale of our operations also positions us well as customers look to consolidate their supplier base. We believe our broad offering of leading products, geographically diverse manufacturing platform and long-term customer relationships make us the manufacturer of choice for our customers’ exterior building products needs.

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Comprehensive Product Portfolio with Strong Brand Recognition. We offer a comprehensive portfolio of over twenty exterior building product categories covering a full range of price points. Our broad product line gives us a competitive advantage over other exterior building product suppliers who provide a narrower range of products by enabling us to provide our customers with a differentiated value proposition to meet their own customers’ needs. Our leading brands, such as Ply Gem®, Mastic® Home Exteriors, Variform®, Napco®, Georgia-Pacific (which we license) and Great Lakes® Window, are well recognized in the industry. Many of our customers actively support our brands and typically become closely tied to our brands through joint marketing and training, fostering long-term relationships under the common goal of delivering a quality product.

We believe a distinguishing factor in our customers’ selection of Ply Gem as a supplier is the innovation and quality for which our brands are known. As a result, our customers’ positive experience with one product or brand affords us the opportunity to cross-sell additional products and effectively introduce new products. Since 2007, we have successfully implemented a more unified brand strategy to expand our cross-selling opportunities between our siding and window product offerings. For instance, we consolidated certain window product offerings under the Ply Gem brand to offer a national window platform to our customers, which we believe represents a comprehensive line of new construction and home repair and remodeling windows in the industry. With our extensive product line breadth, industry-leading brands and national platform, we believe we can provide our customers with a more cost-effective, single source from which to purchase their exterior building products.

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Multi-Channel Distribution Network Servicing a Broad Customer Base. We have a multi-channel distribution network that serves both the new construction and home repair and remodel end markets through our broad customer base of specialty and wholesale distributors, retail home centers, lumberyards, remodeling dealers and builders. Our multi-channel distribution strategy has increased our sales and penetration within these end markets, while limiting our exposure to any one customer or channel, such that our top ten customers only accounted for approximately 42.7% of our net sales in 2011. We believe our strategy enables us to minimize channel conflict, reduce our reliance on any one channel and reach the greatest number of end customers while providing us with the ability to increase our sales and to sustain our financial performance through economic fluctuations.

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Balanced Exposure to New Construction and Home Repair and Remodeling. Our products are used in new construction and home repair and remodeling, with our diversified product mix reducing our overall exposure to any single sector. We operate in two reportable segments: (i) Siding, Fencing, and Stone, which has been weighted towards home repair and remodeling, and (ii) Windows and Doors, which has historically focused on new construction. We have begun to expand our presence in the home repair and remodel window sector through the launch of a new series of repair and remodel window products, focusing on the unique requirements of this sector while leveraging our existing customer relationships. This is one of several new initiatives that have been well received by our customers and that complement our established product offerings by utilizing our national sales force to sell multiple products in our portfolio. We believe the diversity of our end markets and products provides us with a unique opportunity to capitalize on the overall housing market recovery.

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Highly Efficient, Low Cost Operating Platform. Since mid-2006, we have closed or consolidated eight plants, generating savings of over $30 million annually, and significantly reduced our workforce. During this time, we also invested approximately $76.4 million in capital expenditures, including new product introductions and upgrades to equipment, facilities and technology, to continue improving our vertically integrated manufacturing platform. For example, our multi-plant window manufacturing platform allows us to service our customers with less than one week lead times across a broad geographic coverage area, providing us a competitive advantage with the ability to operate in just-in-time fashion. This capability provides a unique service proposition to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our Polyvinyl Chloride Resin (PVC) purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology and significant purchasing scale, we have improved efficiency and safety in our manufacturing facilities while reducing fixed costs to approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in all of North America with four of them having received the highest federal, state and/or provincial safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

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Proven Track Record of Acquisition Integration and Cost Savings Realization. Our five acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have created meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths.

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Strong Management Team with Significant Ownership. We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the market recovers.

Our Business Strategy

We are pursuing the following business and growth strategies:

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Capture Growth Related to Housing Market Recovery. As a leading manufacturer of exterior building products, we intend to capitalize on the recovery in new construction and home repair and remodeling. The National Association of Home Builders’ (“NAHB”) 2011 estimate of single family housing starts was 434,000, which was approximately 62% below the 50-year average, representing a significant opportunity for growth as activity improves to rates that are more consistent with historical levels. The NAHB’s September 2012 forecast reflects this growth opportunity, with single family housing starts estimated to increase to 528,000 for 2012, which is an increase of approximately 21.5% from 2011. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect homeowners’ purchases to focus on items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends, through our balanced exposure to the new construction and home repair and remodel end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for many of the energy efficiency rebate and tax programs currently in effect or under consideration.

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Continue to Increase Market Penetration. We intend to increase the market penetration of our siding, fencing, and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America and by pursuing cross-selling opportunities. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. For example, based on internal estimates and industry experience, in 2011 we increased our penetration of the U.S. vinyl siding market to approximately 36.0% from 32.3% in 2010 due in part to a significant customer win in the retail sales channel as well as a new business win from a top national builder that represented an existing top 10 customer in our window business. We believe that this demonstrates the substantial opportunity across our product categories to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. Another example of this cross-selling opportunity was the introduction in 2010 of a new line of vinyl windows under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products. We expect to build upon our share gains as the housing market recovers from its current low levels and to further enhance our leading positions.

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Expand Brand Coverage and Product Innovation. We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our 2008 addition of stone veneer to our product offering in the Siding, Fencing, and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products.

Our new products frequently receive industry recognition, as evidenced by our Ply Gem Mira aluminum-clad wood window receiving top Product Pick at the International Builder’s Show in 2008, our Cedar Discovery designer accent product and Ovation vinyl siding product being named among the top 100 products in 2009 by leading industry publications, and our Ply Gem Stone True Stack and Designed Exterior Studio being named among the 101 best new products by Professional Builder and Professional Remodeler publications in 2012. The result of our commitment to product development and innovation has been demonstrated in the $310.1 million of incremental annualized sales that we recognized for new products introduced from 2009 to 2011.

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Drive Operational Leverage and Further Improvements. While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and/or production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Building Products End Markets

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by repair and remodeling of existing homes and construction of new homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New home construction

New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2011, single family housing starts declined 71% according to the NAHB. While the industry has experienced a period of severe correction and downturn, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new household formations between 2010 and 2020 are expected to be approximately 11.8 million units. Favorable demographic trends and historically low interest rates should be stimulants for new construction demand in the United States.

During 2010, the Federal First-Time and Repeat Home Buyer Tax Credit programs provided a stimulant for housing demand during the first half of 2010 as the program expired on April 30, 2010. According to the U.S. Census Bureau, single family housing starts increased by approximately 27.0% during the first half of 2010 compared to the first half of 2009, while single family housing starts for the second half of 2010 decreased by approximately 11.7% compared to the second half of 2009. During 2011, single family housing starts declined by approximately 7.9% to 434,000 compared to 2010. The NAHB is currently forecasting single family housing starts to increase in 2012 and 2013 by 21.5% and 26.0%, respectively. In addition, new construction in Canada is expected to benefit from similar demand stimulants as new construction in the United States, such as strong demographic trends and historically low interest rate levels. According to the Canadian Mortgage and Housing Corporation (“CMHC”), housing starts in Alberta, Canada are estimated to increase by approximately 15.8% in 2012, demonstrating the recovery in new construction in Western Canada.

Home repair and remodeling

Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that continued to be depressed during 2011 and into 2012 due to general economic conditions and high unemployment levels. Although certain aspects of the federal stimulus plan enacted in early 2009, such as energy saving tax credits and Homestar, may have encouraged some consumers to make home improvements, including the replacement of older windows with newer more energy-efficient windows, management believes that these favorable measures were offset during 2010 by the effects of high unemployment, limited availability of consumer financing and lower consumer confidence levels. However, management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair, and an aging housing stock.

Ownership Structure

The chart below summarizes our ownership and corporate structure:

Ply Gem Prime Holdings, Inc.
100%
Ply Gem Holdings, Inc. (Guarantor)
100%
$840.0 million 8.25% Senior Secured Notes due 2018
$212.5 million senior secured asset-based revolving credit facility (including Canadian sub-facility)
Ply Gem Industries, Inc. (Issuer)
$160.0 million 9.375% Senior Notes due 2017
100%
U.S. Subsidiaries (Guarantors)
Non-U.S. Subsidiaries (Non-Guarantors)
$15.0 million Canadian sub-facility

Our Sponsor

As of the date of this prospectus, affiliates of, and companies managed by, CI Capital Partners LLC, formerly known as Caxton-Iseman Capital LLC, including Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. (collectively, the “CI Partnerships”), Frederick J. Iseman and Steven M. Lefkowitz (collectively, the “Sponsor”), beneficially own approximately 89.4% of the common stock of the indirect parent company of Ply Gem Industries.
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Ply Gem Industries is incorporated under the laws of the State of Delaware. Our principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513. Our telephone number is (919) 677-3900.

The following table describes the guarantors. All of their principal offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513, telephone number (919) 677-3900.

Name of Guarantor	Jurisdiction of Formation	Year of Formation
Ply Gem Holdings, Inc.	Delaware	2004
Alenco Building Products Management, L.L.C.	Delaware	2001
Alenco Extrusion GA, L.L.C.	Delaware	2001
Alenco Extrusion Management, L.L.C.	Delaware	2001
Alenco Holding Corporation	Delaware	2000
Alenco Interests, L.L.C.	Delaware	2001
Alenco Trans, Inc.	Delaware	2000
Alenco Window GA, L.L.C.	Delaware	2001
Aluminum Scrap Recycle, L.L.C.	Delaware	2001
AWC Arizona, Inc.	Delaware	2005
AWC Holding Company (“AWC,” and together with itssubsidiaries, “Alenco”)	Delaware	2004
Foundation Labs by Ply Gem, LLC	Delaware	2012
Glazing Industries Management, L.L.C.	Delaware	2001
Great Lakes Window, Inc. (“Great Lakes”)	Ohio	1986
Kroy Building Products, Inc. (“Kroy”)	Delaware	1994
Mastic Home Exteriors, Inc. (“MHE”)	Ohio	1928
MW Manufacturers Inc. (“MW”)	Delaware	1999
MWM Holding, Inc. (“MWM Holding”)	Delaware	2002
Napco, Inc. (“Napco”)	Delaware	1989
New Alenco Extrusion, Ltd.	Texas	2001
New Alenco Window, Ltd.	Texas	2001
New Glazing Industries, Ltd.	Texas	2001
Ply Gem Pacific Windows Corporation (“Pacific Windows”)	Delaware	2006
Variform, Inc. (“Variform”)	Missouri	1964

Summary of the Exchange Offer

In this subsection, “we,” “us” and “our” refer only to Ply Gem Industries, as issuer of the notes, exclusive of Ply Gem Holdings and our subsidiaries.

Exchange Offer
We are offering to exchange $160,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 24, 2013, unless we decide to extend it.
Conditions to the Exchange Offer	We will complete this exchange offer only if:
• there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,
• there is no change in the current interpretation of the staff of the Securities and Exchange Commission (the “SEC”) permitting resales of the exchange notes,

• there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

• there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and
• we obtain all the governmental approvals we deem necessary to complete this exchange offer.
Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”
Procedures for Tendering Initial Notes
To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners
If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures
If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights
You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes
If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer
Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in the exchange offer.
Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”
Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:
• except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act of 1933, as amended (the “Securities Act”),

• you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

• the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.
You will not be able to require us to register your initial notes under the Securities Act unless:
• an initial purchaser requests us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer;
• you are not eligible to participate in the exchange offer;

• you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

• you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your failure to participate in the exchange offer will have adverse consequences.”

Resales
It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

• you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;
• the exchange notes acquired by you are being acquired in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

• you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

• if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers
If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	Ply Gem Industries, Inc., a Delaware corporation.
Exchange Notes
Up to $160.0 million aggregate principal amount of 9.375% Senior Notes due 2017. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Interest	The notes bear interest at a rate per annum equal to 9.375%, payable semi-annually, on April 15 and October 15 of each year, commencing on April 15, 2013.
Maturity Date	April 15, 2017.
Guarantees
The notes are jointly and severally, irrevocably and unconditionally guaranteed on a senior unsecured basis, subject to certain limitations described herein, by our parent company, Ply Gem Holdings, and all of our wholly-owned subsidiaries located in the United States (other than Unrestricted Subsidiaries as such term is defined in “Description of the Notes”). The guarantees are general unsecured obligations of the guarantors and are equal in right of payment to all existing and future senior debt of the guarantors, which includes their guarantees of the senior secured asset-based revolving credit facility (the “ABL Facility”) and the 8.25% senior secured notes due 2018 (the “8.25% Senior Secured Notes”). See “Description of the Notes—Note Guarantees.”

Ranking	The notes are our senior unsecured obligations and:

• rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes (including obligations under our ABL Facility and 8.25% Senior Secured Notes);

• are senior in right of payment to all of our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

• are effectively subordinated to all of our existing and future secured debt (including obligations under our ABL Facility and 8.25% Senior Secured Notes), to the extent of the value of the assets securing such indebtedness; and

• are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes.

As of September 29, 2012, the notes ranked (1) effectively junior to $895.0 million of senior secured indebtedness, consisting of indebtedness outstanding under the ABL Facility and the 8.25% Senior Secured Notes and (2) structurally junior to $10.0 million of indebtedness of our non-guarantor subsidiaries. Further, we had approximately $107.4 million of borrowing base availability under the ABL Facility, all of which would be secured. See “Description of the Notes—Ranking.”

Optional Redemption
Prior to October 15, 2014, we may redeem up to 40% of the aggregate principal amount of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, provided that at least 60% of the aggregate principal amount of the notes remains outstanding after the redemption.

On or after October 15, 2014, and prior to October 15, 2015, we may redeem up to 100% of the aggregate principal amount of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any. On or after October 15, 2015, and prior to October 15, 2016, we may redeem up to 100% of the aggregate principal amount of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any.

Prior to October 15, 2014, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium.
At any time on or after October 15, 2014, we may redeem the notes, in whole or in part, at the redemption prices listed in “Description of the Notes—Optional Redemption.”
Change of Control
If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any. We might not be able to pay you the required price for the notes you present to us at the time of a change of control because the ABL Facility, the 8.25% Senior Secured Notes or other indebtedness may prohibit payment or we might not have enough funds at that time.

Following any such offer to purchase, under certain circumstances, prior to October 15, 2014, we may redeem all, but not less than all, of the notes not tendered in such offer at a price equal to 101% of the principal amount, plus accrued and unpaid interest. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture governing the notes limits, among other things, the ability of Ply Gem Industries and its subsidiaries to:
• incur additional indebtedness;
• pay dividends or make other distributions or repurchase or redeem our stock;
• make loans and investments;
• sell assets;
• incur certain liens;
• enter into agreements restricting our subsidiaries’ ability to pay dividends;
• enter into transactions with affiliates; and
• consolidate, merge or sell all or substantially all of our assets.
The restrictive covenants generally do not restrict our parent company, Ply Gem Holdings, or any of its subsidiaries that are not our subsidiaries.
These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes—Certain Covenants” in this prospectus.
Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Absence of a Public Market for the Exchange Notes
The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to Our Substantial Indebtedness and the Notes—There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.”

Form of the Exchange Notes
The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with Wells Fargo Bank, National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of the Notes—Book Entry; Delivery and Form—Exchange of Book Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Risk Factors	See “Risk Factors” beginning on page 15 for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary Historical Financial Information

The summary historical financial data presented below for each of the years in the three-year period ended December 31, 2011 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary historical financial data presented below as of September 29, 2012 and for the nine months ended September 29, 2012 and October 1, 2011 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results that may be expected for the entire year or any future period.

This summary historical financial data are qualified in their entirety by the more detailed information appearing in our financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information,” “Use of Proceeds,” “Capitalization” and other financial information included elsewhere in this prospectus.

(Amounts in thousands)				Nine Months Ended
	Fiscal Year Ended December 31,			September 29,	October 1,
	2011	2010	2009	2012	2011
				(Unaudited)
Statement of operations data:
Net sales	$1,034,857	$995,906	$951,374	$852,658	$792,487
Cost of products sold	824,325	779,946	749,841	665,677	631,854
Gross profit	210,532	215,960	201,533	186,981	160,633

Operating expenses:
Selling, general and administrative expenses	138,912	130,460	141,772	107,423	104,013
Amortization of intangible assets	26,689	27,099	19,651	20,199	20,020
Write-off of previously capitalized offering costs	—	1,571	—	—	—
Total operating expenses	165,601	159,130	161,423	127,622	124,033
Operating earnings	44,931	56,830	40,110	59,359	36,600
Foreign currency gain	492	510	475	264	466
Interest expense	(101,488)	(122,992)	(135,514)	(78,557)	(76,593)
Interest income	104	159	211	71	82
Gain (loss) on modification or extinguishment of debt(1)	(27,863)	98,187	—	(3,607)	(27,863)
Income (loss) before provision (benefit) for income taxes	(83,824)	32,694	(94,718)	(22,470)	(67,308)
Provision (benefit) for income taxes	683	5,027	(17,966)	1,579	1,979
Net income (loss)	$(84,507)	$27,667	$(76,752)	$(24,049)	$(69,287)

Other financial data:
Adjusted EBITDA(2)	$112,234	$120,603	$113,718	$100,096	$88,584
Capital expenditures	11,490	11,105	7,807	15,995	8,216
Depreciation and amortization	54,020	60,718	56,271	39,579	40,554
Annual single family housing starts(3)	434	471	442	N/A	N/A

Selected Statements of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(3,459)	$6,748	$(16,882)	$550	$(50,315)
Investing activities	(11,388)	(9,073)	(7,835)	(15,909)	(8,168)
Financing activities	9,198	2,407	(17,528)	31,512	51,841

As of September 29, 2012
(Amounts in thousands)	Actual
(Unaudited)
Balance sheet data:
Cash and cash equivalents	$28,091
Total assets	925,315
Total debt (Net of tender premiums and unamortized discounts)	1,002,770
Stockholders’ deficit	$(299,312)

(1)
During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment in connection with the redemption of our 9% Senior Subordinated Notes due 2012 (the “9% Senior Subordinated Notes”) arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million write-off of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes due 2013 (the “11.75% Senior Secured Notes”), $0.8 million write-off of unamortized discounts for the 11.75% Senior Secured Notes due 2013, $12.2 million write-off of third party fees for the 8.25% Senior Secured Notes, and $1.2 million for the write-off of unamortized debt issuance costs for the previous ABL Facility. During the nine months ended September 29, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million write-off of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”), $0.3 million write-off of unamortized discounts for the 13.125% Senior Subordinated Notes, and $1.4 million write-off of third party fees for the 13.125% Senior Subordinated Notes.

(2)
Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash loss (gain) on modification or extinguishment of debt, non-cash foreign currency gain/(loss), amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, write-off of previously capitalized offering costs, environmental remediation, restructuring and integrations costs, customer inventory buybacks and impairment charges. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. generally accepted accounting principles (“U.S. GAAP”); nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under the notes, the 8.25% Senior Secured Notes, the 13.125% Senior Subordinated Notes or the ABL Facility;

•	Adjusted EBITDA does not reflect income tax payments we are required to make; and
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings or operating earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA. The adjusted EBITDA amounts are unaudited.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss):

(Amounts in thousands)				Nine Months Ended
	Fiscal Year Ended December 31,			September 29,	October 1,
	2011	2010	2009	2012	2011
				(Unaudited)

Net income (loss)	$(84,507)	$27,667	$(76,752)	$(24,049)	$(69,287)
Interest expense, net	101,384	122,833	135,303	78,486	76,511
Provision (benefit) for income taxes	683	5,027	(17,966)	1,579	1,979
Depreciation and amortization	54,020	60,718	56,271	39,579	40,554
Non-cash gain (loss) on modification or extinguishment of debt(1)	27,863	(98,187)	—	3,607	27,863
(Gain) on currency translation	(492)	(510)	(475)	(264)	(466)
Write-off of previously capitalized offering costs	—	1,571	—	—	—
Restructuring/integration expense	1,616	910	8,992	535	1,453
Customer inventory buyback	10,087	574	8,345	623	9,977
Environmental remediation	1,580	—	—	—	—
Adjusted EBITDA	$112,234	$120,603	$113,718	$100,096	$88,584

(3)	Single family housing starts in thousands data furnished by NAHB forecast (as of December 30, 2011). These figures are unaudited.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the following factors in addition to the other information set forth in this prospectus before you decide to invest in the notes. The following risks could materially and adversely affect our ability to make payments with respect to the notes, our business or our financial condition or results of operations. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect us. In any such case, you may lose all or part of your original investment.

Risks Related to Our Substantial Indebtedness and the Notes

The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

As of September 29, 2012, we had approximately $1,055.0 million of indebtedness outstanding, including $55.0 million of outstanding borrowings under the ABL Facility. As of September 29, 2012, we also had approximately $107.4 million of borrowing base availability under the ABL Facility (taking into account $6.3 million of outstanding letters of credit and priority payable reserves). The terms of our outstanding debt, including the notes, the 8.25% Senior Secured Notes and our ABL Facility, limit, but do not prohibit, us from incurring additional debt. If additional debt is added to current debt levels, the related risks described below could intensify. See also the discussion in “Description of Other Indebtedness” and “Description of the Notes” concerning the terms and conditions of our debt covenants.

The substantial amount of our debt could have important consequences, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, refinancing indebtedness or other purposes could be impaired;
•	a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes;
•	we may be more leveraged than some of our competitors, which may result in a competitive disadvantage;
•	we may be vulnerable to interest rate increases, as certain of our borrowings, including those under our ABL Facility, are at variable rates;
•	our failure to comply with the restrictions in our financing agreements would have a material adverse effect on us;
•	our significant amount of debt could make us more vulnerable to changes in general economic conditions;
•	we may be restricted from making strategic acquisitions, investing in new products or capital assets or taking advantage of business opportunities; and
•	we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

We believe that we will need to access the capital markets in the future to raise the funds to repay our substantial debts. We have no assurance that we will be able to complete a refinancing or that we will be able to raise any additional financing, particularly in view of our anticipated high levels of debt and the restrictions under our debt agreements. If we are unable to satisfy or refinance our indebtedness as it comes due, we may default on our debt obligations. If we default on our debt obligations and any of our indebtedness is accelerated, such acceleration will have a material adverse effect on our financial condition and cash flows.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate further the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indenture governing the 8.25% Senior Secured Notes and our ABL Facility restrict, but do not completely prohibit, us from doing so. In addition, the indenture governing the notes allows us to issue additional notes under certain circumstances, which will also be guaranteed by the guarantors. The indenture governing the notes also allows us to incur certain other additional senior debt and allows our foreign subsidiaries to incur additional debt, which would be effectively senior to the notes. In addition, the indenture governing the notes does not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Notes.” If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

We must refinance or repay existing indebtedness prior to the maturity of the notes. Failure to do so could have a material adverse effect upon us.

All outstanding loans under the ABL Facility will be due and payable on January 26, 2016, which is before the maturity date of the notes. We may need to refinance, extend the maturity or otherwise amend the terms of this indebtedness. Our ability to refinance the ABL Facility is dependent on, among other things, business conditions and our financial performance. The indenture governing the notes does not limit our ability to pay fees or interest on any permitted refinancing, and therefore, the indebtedness issued in any refinancing of the ABL Facility could have a significantly higher rate of interest and costs than the ABL Facility. We cannot assure you that we will be able to refinance, extend the maturity or otherwise amend the terms of our ABL Facility, or whether any refinancing, extension or amendment will be on commercially reasonable terms. There can be no assurance that the financial terms or covenants of any new credit facility and/or other indebtedness issued to refinance our ABL Facility will be the same or as favorable as those under our ABL Facility.

Our ability to complete a refinancing of our ABL Facility prior to its maturity is subject to a number of conditions beyond our control. For example, if a disruption in the financial markets were to occur at the time that we intended to refinance this indebtedness, we might be restricted in our ability to access the financial markets. If we are unable to refinance this indebtedness, our alternatives would consist of negotiating an extension of our ABL Facility and seeking or raising new capital. If we were unsuccessful in executing such an alternative, the lenders under our ABL Facility could demand repayment of the indebtedness owed to them on the relevant maturity date. As a result, our ability to pay the principal of and interest on the notes would be adversely affected.

In addition, the pending maturity of our 8.25% Senior Secured Notes in 2018 may make it harder to refinance the notes prior to their maturity.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern the notes and the 8.25% Senior Secured Notes and the credit agreement that governs our ABL Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur and guarantee indebtedness or issue equity interests of restricted subsidiaries;
•	repay subordinated indebtedness prior to its stated maturity;
•	pay dividends or make other distributions on or redeem or repurchase our stock;
•	issue capital stock;
•	make certain investments or acquisitions;
•	create liens;
•	sell certain assets or merge with or into other companies;
•	enter into certain transactions with stockholders and affiliates;
•	make capital expenditures; and
•	restrict dividends, distributions or other payments from our subsidiaries.

These restrictions may affect our ability to grow our business and take advantage of market and business opportunities or to raise additional debt or equity capital.

In addition, under the ABL Facility, if our excess availability is less than the greater of (a) 12.5% of the lesser of the revolving credit commitments and the borrowing base and (b) $17.5 million, we will be required to comply with a minimum fixed charge coverage ratio test. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants under the ABL Facility or the indentures governing the notes or the 8.25% Senior Secured Notes could result in an event of default under the ABL Facility or the indentures. An event of default under any of our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable and, in some cases, proceed against the collateral securing such indebtedness.

Moreover, the ABL Facility provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our liquidity.

A breach of the covenants under the indenture that governs the notes, the indenture that governs the 8.25% Senior Secured Notes or under the credit agreement that governs our ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Facility would permit the lenders under our ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

We may be unable to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

Our ability to make scheduled payments on or to refinance our debt obligations and to make capital expenditures depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the notes, the 8.25% Senior Secured Notes or our indebtedness under our ABL Facility, or make required capital expenditures. If our cash flows and capital resources are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness.

In addition, if we do not have, or are unable to obtain, adequate funds to make all necessary capital expenditures when required, or if the amount of future capital expenditures are materially in excess of our anticipated or current expenditures, our product offerings may become dated, our productivity may decrease and the quality of our products may decline, which, in turn, could reduce our sales and profitability.

The notes are unsecured and are effectively subordinated to any existing and future secured debt.

The notes are unsecured and rank equal in right of payment with our existing and future unsecured and unsubordinated senior debt. The notes are not be secured by any of our or the guarantors’ assets. The notes are effectively subordinated to the 8.25% Senior Secured Notes, the ABL Facility and any future secured debt to the extent of the value of the assets that secure the indebtedness. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of us or the guarantors of the 8.25% Senior Secured Notes, the ABL Facility or of other secured debt, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the notes only after all indebtedness under the 8.25% Senior Secured Notes, the ABL Facility and the other secured debt has been paid in full. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of our or the guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization. As of September 29, 2012, we had secured debt consisting of $55.0 million of borrowings under the ABL Facility (as well as approximately $107.4 million of borrowing base availability) and $840.0 million of the 8.25% Senior Secured Notes.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture that governs the notes, each holder of the notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount thereof. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. In addition, a change of control may constitute an event of default under our ABL Facility and would also require us to offer to purchase the 8.25% Senior Secured Notes at 101% of the principal amount thereof, together with accrued and unpaid interest. An event of default under our ABL Facility may result in an event of default under the indenture that governs the notes and under the indenture governing the 8.25% Senior Secured Notes if the lenders accelerate the debt under our ABL Facility.

If a change of control occurs, we may not have enough assets to satisfy all obligations under our ABL Facility, the indenture that governs the notes and the indenture that governs the 8.25% Senior Secured Notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our ABL Facility, the notes and the 8.25% Senior Secured Notes or obtain a waiver from the lenders under our ABL Facility, the holders of the 8.25% Senior Secured Notes and you as a holder of the notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and may require holders of the notes to return payments received from us.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes and the guarantees could be voided, or claims in respect of the notes and the guarantees could be subordinated to all of our other debt if the issuance of the notes was found to have been intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusions in whole or in part of others or to have been made for less than their reasonable equivalent value and we, at the time we incurred the indebtedness evidenced by the notes:

•	were insolvent or rendered insolvent by reason of such indebtedness;
•	were engaged in, or about to engage in, a business or transaction for which our remaining assets constituted unreasonably small capital; or
•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

A court might also void an issuance of notes or a guaranty, without regard to the above factors, if the court found that we issued the notes or the guarantors entered into their respective guaranty with actual intent to hinder, delay or defraud our or their respective creditors.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void an issuance of the notes or the guarantees, you would no longer have a claim against us or the guarantors. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or the guarantors or, with respect to the notes or the guarantees.

In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under the bankruptcy code.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent for purposes of these fraudulent transfer laws if:

•	the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all our assets;
•
the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to the indebtedness evidenced by the notes and the application of the proceeds therefrom, we will not be insolvent for purposes of these fraudulent transfer laws, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities and there is no established trading market for the notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The initial purchasers in the offering of the initial notes have advised us that as of the issuance date of the initial notes they intended to make a market in the initial notes and the exchange notes, but the initial purchasers are not obligated to do so. The initial purchasers may discontinue any market making in the initial notes or the exchange notes at any time, in their sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the initial notes or the exchange notes.

We also cannot assure you that you will be able to sell your initial notes or the exchange notes at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the initial notes and exchange notes will depend on many factors, including:

•	our operating performance and financial condition;
•	the interest of securities dealers in making a market; and
•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the initial notes and the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Our Canadian subsidiary and our other future foreign subsidiaries will not be guarantors, and your claims will be subordinated to all of the creditors of the non-guarantor subsidiaries.

Ply Gem Canada, Inc. (“Ply Gem Canada”), our Canadian subsidiary, is not a guarantor of the notes. This non-guarantor subsidiary generated approximately 6.5% of our net sales, 4.9% of our operating earnings and 5.4% of our adjusted EBITDA for the twelve months ended December 31, 2011. In addition, it held approximately 4.7% of our consolidated assets as of December 31, 2011. Any right of ours to receive the assets of any of our non-guarantor subsidiaries upon their bankruptcy, liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be subject to the claims of that subsidiary’s creditors, including trade creditors. To the extent that we are recognized as a creditor of that subsidiary, we may have such claim, but we would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness and other liabilities of that subsidiary senior to that held by us. As of September 29, 2012, the notes were structurally junior to approximately $10.0 million of liabilities (including trade payables) of our non-guarantor subsidiary.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You will have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and may require holders of the notes to return payments received from us.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the Notes—Note Guarantees.”

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Associated with Our Business

Downturns in the home repair and remodeling and new construction sectors or the economy and the availability of consumer credit could adversely impact our end users and lower the demand for, and pricing of, our products, which in turn could cause our net sales and net income to decrease.

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new construction spending, which declined significantly in the 2009-2011 period as compared to 2008 and are affected by such factors as interest rates, inflation, consumer confidence, unemployment and the availability of consumer credit.

Our performance is also dependent upon consumers having the ability to finance home repair and remodeling projects and/or the purchase of new homes. The ability of consumers to finance these purchases is affected by such factors as new and existing home prices, homeowners’ equity values, interest rates and home foreclosures, which in turn could result in a tightening of lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or repair and remodeling expenditures. Recent trends, including declining home values, increased home foreclosures and tightening of credit standards by lending institutions, have negatively impacted the home repair and remodeling and the new construction sectors. If these credit market trends continue, our net sales and net income may be adversely affected.

We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

We compete with other national and regional manufacturers of exterior building products. Some of these companies are larger and have greater financial resources than we do. Accordingly, these competitors may be better equipped to withstand changes in conditions in the industries in which we operate and may have significantly greater operating and financial flexibility than we do. These competitors could take a greater share of sales and cause us to lose business from our customers. Additionally, our products face competition from alternative materials, such as wood, metal, fiber cement and masonry in siding, and wood in windows. An increase in competition from other exterior building products manufacturers and alternative building materials could cause us to lose our customers and lead to decreases in net sales.

Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margin by increasing our costs.

Our principal raw materials, PVC resin and aluminum, have been subject to rapid price changes in the past. While we have historically been able to substantially pass on significant PVC resin and aluminum cost increases through price increases to our customers, our results of operations for individual quarters can be and have been hurt by a delay between the time of PVC resin and aluminum cost increases and price increases in our products. While we expect that any significant future PVC resin and aluminum cost increases will be offset in part or whole over time by price increases to our customers, we may not be able to pass on any future price increases.

Certain of our customers have been expanding and may continue to expand through consolidation and internal growth, which may increase their buying power, which could materially and adversely affect our revenues, results of operations and financial position.

Certain of our important customers are large companies with significant buying power. In addition, potential further consolidation in the distribution channels could enhance the ability of certain of our customers to seek more favorable terms, including pricing, for the products that they purchase from us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or to maintain prices during periods of increased costs, or if we lose customers because of pricing or other methods of competition, our revenues, operating results and financial position may be materially and adversely affected.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

Our top ten customers accounted for approximately 42.7% of our net sales in the year ended December 31, 2011. Our largest customer distributes our vinyl siding and accessories through multiple channels within its building products distribution business, and accounted for approximately 9.4% of our 2011 net sales. We expect a small number of customers to continue to account for a substantial portion of our net sales for the foreseeable future.

The loss of, or a significant adverse change in our relationships with our largest customer or any other major customer could cause a material decrease in our net sales.

The loss of, or a reduction in orders from, any significant customers, losses arising from customers’ disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major retail customer could cause a decrease in our net income and our cash flow. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because much of our overhead and operating expenses are spread ratably throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing reduced profit margins when such conditions exist.

Increases in the cost of labor, union organizing activity and work stoppages at our facilities or the facilities of our suppliers could delay or impede our production, reduce sales of our products and increase our costs.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of December 31, 2011, approximately 13.1% of our employees were represented by labor unions. We are subject to the risk that strikes or other types of conflicts with personnel may arise or that we may become a subject of union organizing activity. Furthermore, some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

We may be subject to claims arising from the operations of our various businesses arising from periods prior to the dates we acquired them. Our ability to seek indemnification from the former owners of our subsidiaries may be limited, in which case, we would be liable for these claims.

We have acquired all of our subsidiaries, including Ply Gem Industries, MWM Holding, Inc., AWC Holding Company, Mastic Home Exteriors, Inc. (f/k/a Alcoa Home Exteriors, Inc.), Ply Gem Pacific Windows Corporation, and substantially all of the assets of United Stone Veneer, LLC (now known as “Ply Gem Stone”), in the last several years. We may be subject to claims or liabilities arising from the ownership or operation of our subsidiaries for the periods prior to our acquisition of them, including environmental liabilities. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our subsidiaries for these claims or liabilities is limited by various factors, including the specific limitations contained in the respective acquisition agreement and the financial ability of the former owners to satisfy such claims or liabilities. If we are unable to enforce our indemnification rights against the former owners or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

We could face potential product liability claims, including class action claims, relating to products we manufacture.

We face an inherent business risk of exposure to product liability claims, including class action claims, in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, among other things, we may be responsible for damages related to any defective products and we may be required to recall or redesign such products. Because of the long useful life of our products, it is possible that latent defects might not appear for several years. Any insurance we maintain may not continue to be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could cause our sales to decline, or increase our costs.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. To encourage the retention of certain key executives, we have entered into various equity-based compensation agreements with our senior executives, including Messrs. Robinette, Poe, Wayne, Morstad, and Schmoll, designed to encourage their retention. Each member of our senior management team has substantial experience and expertise in our industry and has made significant contributions to our growth and success. We do face the risk, however, that members of our senior management may not continue in their current positions and the loss of their services could cause us to lose customers and reduce our net sales, lead to employee morale problems and/or the loss of key employees, or cause disruptions to our production. Also, we may be unable to find qualified individuals to replace any of the senior executive officers who leave our company.

Interruptions in deliveries of raw materials or finished goods could adversely affect our production and increase our costs, thereby decreasing our profitability.

Our dependency upon regular deliveries from suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished goods could cause us to cease manufacturing one or more of our products for a period of time.

Environmental requirements may impose significant costs and liabilities on us.

Our facilities are subject to numerous United States and Canadian federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. In addition, we have been identified as one of many potentially responsible parties for contamination present at certain offsite locations to which we or our predecessors are alleged to have sent hazardous materials for recycling or disposal. We may be held liable, or incur fines or penalties in connection with such requirements or liabilities for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for known or newly-discovered contamination at any of our properties from activities conducted by previous occupants. The amount of such liability, fine or penalty may be material. Certain environmental laws impose strict, and under certain circumstances joint and several, liability for the cost of addressing releases of hazardous substances upon certain classes of persons, including site owners or operators and persons that disposed or arranged for the disposal of hazardous substances at contaminated sites.

Under the stock purchase agreement governing the Ply Gem acquisition, our former parent, Nortek, has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from our former ownership or operation of subsidiaries or properties where such ownership or operation ceased prior to the completion of the Ply Gem acquisition and for certain other liabilities. Our ability to seek indemnification from Nortek is, however, limited by the strength of Nortek’s financial condition, which could change in the future, as well as by limits to the indemnity.

We are currently involved in environmental proceedings involving Ply Gem Canada and Alberta Environment (arising from subsurface contamination discovered at our Calgary, Alberta property), and we may in the future be subject to environmental proceedings involving Thermal-Gard, Inc. (arising from groundwater contamination in Punxsutawney, Pennsylvania), Kroy Building Products, Inc. (relating to contamination in a drinking water well in York, Nebraska) and Mastic Home Exteriors, Inc. (relating to a closed landfill site in Sidney, Ohio). Under the stock purchase agreement governing the Ply Gem acquisition, Nortek has agreed to indemnify us fully for any liability in connection with the Punxsutawney contamination. Alcan Aluminum Corporation assumed the obligation to indemnify us with respect to certain liabilities for environmental contamination of the York property occurring prior to 1994 when it sold the property to us in 1998. Our former subsidiary, Hoover Treated Wood Products, Inc., is involved in an environmental proceeding with the Georgia Department of Natural Resources in connection with a contaminated landfill site in Thomson, Georgia. While we had assumed an obligation to indemnify the purchaser of our former subsidiary when we sold Hoover Treated Wood Products, Inc., our obligation has been novated and assumed by Nortek. Our ability to seek indemnification or enforce other obligations is, however, limited by the strength of the financial condition of the indemnitor or responsible party, which could change in the future, as well as by limits to any such indemnities or obligations.

On February 24, 2011, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, received a draft Administrative Order on Consent from the United States Environmental Protection Agency (the “EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA) relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. MW finalized the Administrative Order on Consent with the EPA, Region III, and it became effective on September 12, 2011. As part of the Administrative Order on Consent, during the fourth quarter, MW provided the EPA with a preliminary cost estimate of approximately $1.8 million over the remediation period. Certain liabilities for this subject contamination have been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, we are similarly indemnified by U.S. Industries, Inc. Our ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future.

In addition, under the stock purchase agreement governing the MWM Holding acquisition, the sellers agreed to indemnify us for the first $250,000 in certain costs of compliance with the New Jersey Industrial Site Recovery Act at a facility of MW in Hammonton, New Jersey and for 75% of any such costs between $250,000 and $5.5 million. Our ability to seek indemnification or enforce other obligations is, however, limited by the strength of the financial condition of the indemnitor or responsible party, which could change in the future, as well as by limits to any such indemnities or obligations.

Changes in environmental laws and regulations or in their enforcement, the discovery of previously unknown contamination or other liabilities relating to our properties and operations or the inability to enforce the indemnification obligations of the previous owners of our subsidiaries could result in significant environmental liabilities that could adversely impact our operating performance. In addition, we might incur significant capital and other costs to comply with increasingly stringent United States or Canadian environmental laws or enforcement policies that would decrease our cash flow.

Manufacturing or assembly realignments may result in a decrease in our short-term earnings, until the expected cost reductions are achieved, due to the costs of implementation.

We continually review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our short-term earnings until the expected cost reductions are achieved. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved or sustained.

We rely on a variety of intellectual property rights. Any threat to, or impairment of, these rights could cause us to incur costs to defend these rights.

As a company that manufactures and markets branded products, we rely heavily on trademark and service mark protection to protect our brands. We also have issued patents and rely on trade secret and copyright protection for certain of our technologies. These protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. There is a risk that third parties, including our current competitors, will infringe on our intellectual property rights, in which case we would have to defend these rights. There is also a risk that third parties, including our current competitors, will claim that our products infringe on their intellectual property rights. These third parties may bring infringement claims against us or our customers, which may harm our operating results.

Increases in fuel costs could cause our cost of products sold to increase and net income to decrease.

Increases in fuel costs can negatively impact our cost to deliver our products to our customers and thus increase our cost of products sold. If we are unable to increase the selling price of our products to our customers to cover any increases in fuel costs, net income may be adversely affected.

Declines in our business conditions may result in an impairment of our tangible and intangible assets, which could result in a material non-cash charge.

A negative long-term performance outlook could result in a decrease in net sales, which could result in a decrease in operating cash flows. These declines could result in an impairment of our tangible and intangible assets which results when the carrying value of the assets exceed their fair value.

Our income tax net operating loss carryovers may be limited and our results of operations may be adversely impacted.

We have substantial deferred tax assets related to net operating loss carryforwards (“NOLs”) for U.S. federal and state income tax purposes, which are available to offset future taxable income. As a result, we project that the U.S. cash tax rate will be lower than the statutory U.S. federal and state income tax rate as a result of approximately $219.4 million of gross NOLs for U.S. federal income tax purposes and $228.0 million of gross state NOLs. Our ability to utilize the NOLs may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of the NOLs or annual limits imposed under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or by state law, as a result of a change in control. A change in control is generally defined as a cumulative change of more than 50 percentage points in the ownership positions of certain stockholders during a rolling three-year period. Changes in the ownership positions of certain stockholders could occur as the result of stock transactions by such stockholders and/or by the issuance of stock by us. Such limitations and other income tax uncertainties, such as income tax audits, may cause us to pay income taxes earlier and in greater amounts than would be the case if the NOLs were not subject to such limitations. Should we determine that it is likely that our recorded NOL benefits are not realizable, we would be required to reduce the NOL tax benefits reflected on our consolidated financial statements to the net realizable amount by establishing a valuation reserve and recording a corresponding charge to earnings. Conversely, if we are required to reverse any portion of the accounting valuation allowance against our deferred tax assets related to our NOLs, such reversal could have a positive effect on our financial condition and results of operations in the period in which it is recorded.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. Other forward-looking statements relate to projected housing starts and revenue. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements made in connection with this prospectus that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the “Risk Factors” and other cautionary statements included in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations, except as required by federal securities laws. The information in this prospectus is not a complete description of our business or the risks associated with an investment in our securities.

There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited, to the following:

•	downturns in the home repair and remodeling and new construction sectors or the economy and the availability of consumer credit;
•	competition from other exterior building products manufacturers and alternative building materials;
•	changes in the costs and availability of raw materials;
•	consolidation and further growth of our customers;
•	loss of, or a reduction in orders from, any of our significant customers;
•	inclement weather conditions;
•	increases in the cost of labor, union organizing activity and work stoppages at our facilities or the facilities of our suppliers;
•	claims arising from the operations of our various businesses prior to our acquisitions;
•	products liability claims relating to the products we manufacture;
•	loss of certain key personnel;
•	interruptions in deliveries of raw materials or finished goods;
•	environmental costs and liabilities;
•	manufacturing or assembly realignments;
•	threats to, or impairments of, our intellectual property rights;
•	increases in fuel costs;
•	material non-cash impairment charges;
•	our high degree of leverage and significant debt service obligations;
•	covenants in the ABL Facility and the indentures governing the notes and the 8.25% Senior Secured Notes;
•	limitations on our net operating losses; and
•	failure to generate sufficient cash to service all of our indebtedness and make capital expenditures.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

The proceeds from the issuance of the initial notes, prior to netting out related fees, expenses, or commissions, was approximately $160.0 million. We used such proceeds, together with cash on hand, to redeem all of our outstanding 13.125% Senior Subordinated Notes and to pay related fees and expenses.

The following is a summary of the sources and uses of proceeds from the offering of the initial notes. You should read the following together with the information set forth under “Prospectus Summary,” “Capitalization” and “Description of Other Indebtedness.”

Sources of Funds (In Millions)		Uses of Funds (In Millions)
Initial notes	$160.0	Redemption of our outstanding 13.125% Senior Subordinated Notes(1)	$165.5
Cash on hand	8.1	Transaction fees and expenses(2)	2.6
	$168.1		$168.1

(1)
Includes principal payments of $150.0 million plus call premiums of approximately $9.8 million and accrued interest of approximately $5.7 million. The 13.125% Senior Subordinated Notes bore interest at 13.125% per annum and were to mature on July 15, 2014.

(2)
Includes transaction fees and legal, accounting and other costs payable in connection with the issuance of the initial notes and the use of proceeds from the offering of the initial notes, but excludes call premiums and accrued interest on the 13.125% Senior Subordinated Notes.

CAPITALIZATION

The following table shows our capitalization as of September 29, 2012 on an actual basis.

Accordingly, you should read this table in conjunction with “Use of Proceeds” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Also see “Risk Factors,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

As of September 29, 2012
(Amounts in thousands)	Actual
(Unaudited)
Cash and cash equivalents	$28,091

Short-term and long-term debt:
ABL Facility(1)	$55,000
8.25% Senior Secured Notes(2)	840,000
Unamortized discount and tender premium on $800.0 million 8.25% Senior Secured Notes(2)	(36,706)
Unamortized discount on $40.0 million 8.25% Senior Secured Notes issued February 16, 2012(2)	(5,488)
9.375% Senior Notes due 2017(3)	160,000
Unamortized discount on $160.0 million 9.375% Senior Notes due 2017(3)	(10,036)
Total debt	$1,002,770

Stockholders’ deficit:
Common stock	$—
Additional paid-in capital	310,451
Accumulated deficit	(604,634)
Accumulated other comprehensive loss	(5,129)
Total stockholders’ deficit	(299,312)

Total capitalization	$703,458

(1)
Borrowings under the ABL Facility are limited to the lesser of the borrowing base, as defined therein, or $212.5 million. As of September 29, 2012, we had approximately $151.2 million of contractual availability under the ABL Facility, which was limited by the borrowing base availability to approximately $107.4 million, after giving effect to $55.0 million of borrowings outstanding and approximately $6.3 million of letters of credit and priority payables reserves.

(2)
The original 8.25% Senior Secured Notes due 2018 issued in February 2011 have a face value of $800.0 million, and were offered at par. As of September 29, 2012, we had an unamortized tender premium and discount from the purchase and redemption of the 11.75% Senior Secured Notes due 2013 of approximately $36.7 million. During February 2012, we issued another $40.0 million of 8.25% Senior Secured Notes due 2018 at a discount of 15.0%. As of September 29, 2012, we had an unamortized discount of $5.5 million related to this tack-on transaction.

(3)
The 9.375% Senior Notes due 2017 have a face value of $160.0 million and were offered at par. As of September 29, 2012, we had an unamortized discount of $10.0 million related to this issuance and the satisfaction, discharge and early redemption of the 13.125% Senior Subordinated Notes.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical consolidated financial data presented below is for each of the years in the five-year period ended December 31, 2011 and for the nine months ended September 29, 2012 and October 1, 2011.

The selected historical data presented below under the captions “Selected Statements of Operations Data,” “Selected Statements of Cash Flows Data” and “Selected Balance Sheet Data” as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are derived from the consolidated financial statements of Ply Gem Holdings and subsidiaries, which financial statements have been audited by Ernst and Young LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, and the report thereon, are included elsewhere in this prospectus. The consolidated balance sheets as of December 31, 2009, 2008 and 2007, and the consolidated financial statements for the years ended December 31, 2008 and 2007, are not included in this prospectus.

The selected historical consolidated financial data presented below as of and for the nine month periods ended September 29, 2012 and October 1, 2011 have been derived from, and should be read together with, the unaudited consolidated financial statements of Ply Gem Holdings and subsidiaries included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations. The results of any interim period are not necessarily indicative of the results that may be expected for the full year or any future period.

The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended
(Amounts in thousands)	2011	2010	2009	2008	2007	September 29, 2012	October 1, 2011
						(Unaudited)
Selected Statements of Operations Data: (1)
Net sales	$1,034,857	$995,906	$951,374	$1,175,019	$1,363,546	$852,658	$792,487
Cost of products sold	824,325	779,946	749,841	980,098	1,083,153	665,677	631,854
Gross profit	210,532	215,960	201,533	194,921	280,393	186,981	160,633
Operating expenses:
Selling, general and administrative expenses	138,912	130,460	141,772	155,388	155,963	107,423	104,013
Amortization of intangible assets	26,689	27,099	19,651	19,650	17,631	20,199	20,020
Write-off of previously capitalized offering costs	—	1,571	—	—	—	—	—
Goodwill impairment	—	—	—	450,000	—	—	—
Intangible asset impairment	—	—	—	—	4,150	—	—
Total operating expenses	165,601	159,130	161,423	625,038	177,744	127,622	124,033
Operating earnings (loss)	44,931	56,830	40,110	(430,117)	102,649	59,359	36,600
Foreign currency gain (loss)	492	510	475	(911)	3,961	264	466
Interest expense(2)	(101,488)	(122,992)	(135,514)	(138,015)	(99,698)	(78,557)	(76,593)
Interest income	104	159	211	617	1,704	71	82
Gain/(loss) on modification or extinguishment of debt(2)	(27,863)	98,187	—	—	—	(3,607)	(27,863)
Income (loss) before provision (benefit) for income taxes	(83,824)	32,694	(94,718)	(568,426)	8,616	(22,470)	(67,308)
Provision (benefit) for income taxes	683	5,027	(17,966)	(69,951)	3,634	1,579	1,979
Net income (loss)	$(84,507)	$27,667	$(76,752)	$(498,475)	$4,982	$(24,049)	$(69,287)

	Year Ended December 31,					Nine Months Ended
(Amounts in thousands)	2011	2010	2009	2008	2007	September 29, 2012	October 1, 2011
						(Unaudited)
Other Data:
Adjusted EBITDA(3)	$112,234	$120,603	$113,718	$94,416	$172,511	$100,096	$88,584
Capital expenditures	11,490	11,105	7,807	16,569	20,017	15,995	8,216
Depreciation and amortization	54,020	60,718	56,271	61,765	54,067	39,579	40,554
Annual single family housing starts(4)	434	471	442	616	1,036	N/A	N/A
Ratio of earnings to fixed charges(5)	—	1.3	—	—	1.1	—	—

Selected Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(3,459)	$6,748	$(16,882)	$(58,865)	$73,844	$550	$(50,315)
Investing activities	(11,388)	(9,073)	(7,835)	(11,487)	(56,407)	(15,909)	(8,168)
Financing activities	9,198	(2,407)	(17,528)	78,233	(15,068)	31,512	51,841

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	$11,700	$17,498	$17,063	$58,289	$52,053	$28,091	$10,603
Total assets	892,912	922,237	982,033	1,104,053	1,616,153	925,315	959,285
Total debt	961,670	894,163	1,100,397	1,114,186	1,031,223	1,002,770	990,210
Stockholder’s equity (deficit)	(277,322)	(173,088)	(313,482)	(242,628)	241,787	(299,312)	(244,095)
(1)

We adopted the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (now included in ASC 740, Income Taxes). In addition, we elected to change our method of accounting for a portion of our inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In April 2012, we adopted the financial presentation provision of Accounting Standard Update 2011-05, Presentation of Comprehensive Income.

(2)
During the year ended December 31, 2008, we classified extinguishment losses arising from $14.0 million of non-cash deferred financing costs associated with previous term debt, $6.8 million for a prepayment premium and $6.8 million of bank amendment fees as interest expense. During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment in connection with the redemption of our 9% Senior Subordinated Notes arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million write-off of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes, $0.8 million write-off of unamortized discounts for the 11.75% Senior Secured Notes due 2013, $12.2 million write-off of third party fees for the Senior Secured Notes, and $1.2 million for the write-off of unamortized debt issuance costs for the previous ABL Facility. During the nine months ended September 29, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million write-off of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes, $0.3 million write-off of unamortized discounts for the 13.125% Senior Subordinated Notes, and $1.4 million write-off of third party fees for the 13.125% Senior Subordinated Notes.

(3)
Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash loss (gain) on modification or extinguishment of debt, non-cash foreign currency gain/(loss), amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, write-off of previously capitalized offering costs, environmental remediation, restructuring and integrations costs, customer inventory buybacks and impairment charges. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under the notes, the 8.25% Senior Secured Notes, the 13.125% Senior Subordinated Notes or the ABL Facility;

•	Adjusted EBITDA does not reflect income tax payments we are required to make; and
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings or operating earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA. The adjusted EBITDA amounts are unaudited.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss):

						Nine Months Ended
	Year Ended December 31,					September 29,	October 1,
(Amounts in thousands)	2011	2010	2009	2008	2007	2012	2011
						(Unaudited)

Net income (loss)	$(84,507)	$27,667	$(76,752)	$(498,475)	$4,982	$(24,049)	$(69,287)
Interest expense, net(2)	101,384	122,833	135,303	137,398	97,994	78,486	76,511
Provision (benefit) for income taxes	683	5,027	(17,966)	(69,951)	3,634	1,579	1,979
Depreciation and amortization	54,020	60,718	56,271	61,765	54,067	39,579	40,554
Non-cash gain/(loss) on modification or extinguishment of debt(2)	27,863	(98,187)	—	—	—	3,607	27,863
(Gain)/loss on currency transaction	(492)	(510)	(475)	911	(3,961)	(264)	(466)
Write-off of previously capitalized offering costs	—	1,571	—	—	—	—	—
Non-cash charge of purchase price allocated to inventories	—	—	—	19	1,289	—	—
Restructuring/integration expense	1,616	910	8,992	10,859	10,356	535	1,453
Customer inventory buyback	10,087	574	8,345	1,890	—	623	9,977
Goodwill impairment	—	—	—	450,000	—	—	—
Intangible asset impairment	—	—	—	—	4,150	—	—
Environmental remediation	1,580	—	—	—	—	—	—
Adjusted EBITDA	$112,234	$120,603	$113,718	$94,416	$172,511	$100,096	$88,584

(4)	Single family housing starts data furnished by NAHB forecast (as of December 30, 2011). These figures are unaudited.
(5)
The ratio of earnings to fixed charges is computed by dividing fixed charges into net income (loss) before provision (benefit) for income taxes plus fixed charges. Fixed charges consist of interest expense, net plus amortization of deferred financing expense and our estimate of interest within rental expense. For the years ended December 31, 2011, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $83.8 million, $94.7 million and $568.4 million, respectively, which resulted from the depressed residential U.S. housing market. For the nine months ended September 29, 2012 and October 1, 2011, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $22.5 million and $67.3 million, respectively, due to the depressed residential U.S. housing market. This ratio is unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors” and elsewhere in this prospectus. Actual results may differ materially from those contained in any forward-looking statements. The following discussion should be read in conjunction with “Selected Historical Financial Information” and our financial statements and related notes included elsewhere in this prospectus.

General

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for the fiscal year ended December 31, 2011. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers.

Ply Gem Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). The Ply Gem acquisition was completed on February 12, 2004. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired several additional businesses to complement and expand our product portfolio and geographical diversity. Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows.
•
On February 24, 2006, Ply Gem acquired Alenco, a manufacturer of aluminum and vinyl windows products. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•
On October 31, 2006, Ply Gem completed the acquisition of MHE (formerly known as Alcoa Home Exteriors), a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories. MHE became part of our Siding, Fencing, and Stone segment and operates under common leadership with our existing siding business.

•
On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we have named Ply Gem Pacific Windows, a leading manufacturer of premium vinyl windows and patio doors.

•	On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products.
•	On July 30, 2012, Ply Gem acquired substantially all of the assets of Greendeck Products, LLC, a composite products development company.

Prior to January 11, 2010, Ply Gem Holdings was a wholly owned subsidiary of Ply Gem Investment Holdings, which was a wholly owned subsidiary of Ply Gem Prime. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime.

We are a holding company with no operations or assets of our own other than the capital stock of our subsidiaries. The terms of the ABL Facility place restrictions on the ability of Ply Gem Industries and our other subsidiaries to pay dividends and otherwise transfer assets to us. Further, the terms of the indentures governing the 8.25% Senior Secured Notes and the notes place restrictions on the ability of Ply Gem Industries and our other subsidiaries to pay dividends and otherwise transfer assets to us. Further, the terms of the ABL Facility place restrictions on our ability to make certain dividend payments.

Financial statement presentation

Net sales. Net sales represent the fixed selling price of our products plus certain shipping charges less applicable provisions for discounts and allowances. Allowances include cash discounts, volume rebates and returns among others.

Cost of products sold. Cost of products sold includes direct material and manufacturing costs, manufacturing depreciation, third-party and in-house delivery costs and product warranty expense.

Selling, general and administrative expense. Selling, general and administrative expense (“SG&A expense”) includes all non-product related operating expenses, including selling, marketing, research and development costs, information technology, restructuring, and other general and administrative expenses.

Operating earnings (loss). Operating earnings (loss) represents net sales less cost of products sold, SG&A expense, amortization of intangible assets, and write-off of previously capitalized offering costs.

Impact of commodity pricing

Our principal raw materials, PVC resin and aluminum, have historically been subject to rapid price changes. We have in the past been able to pass on a substantial portion of significant cost increases through price increases to our customers. Our results of operations for individual quarters can, and have been, impacted by a delay between the time of PVC resin and aluminum cost increases and decreases and related price changes that we implement in our products.

Impact of weather

Since our building products are intended for exterior use, our sales and operating earnings tend to be lower during periods of inclement weather. Weather conditions in the first and fourth quarters of each calendar year historically result in these quarters producing significantly less sales revenue than in any other period of the year. As a result, we have historically had lower profits or higher losses in the first quarter, and reduced profits in the fourth quarter of each calendar year due to the weather. Our results of operations for individual quarters in the future may be impacted by adverse weather conditions.

Critical accounting policies

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Certain of our accounting policies require the application of judgments in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and information available from other sources, as appropriate. If different conditions result compared to our assumptions and judgments, the results could be materially different from our estimates. Management also believes that the eight areas where different assumptions could result in materially different reported results are 1) goodwill and intangible asset impairment tests, 2) accounts receivable related to estimation of allowances for doubtful accounts, 3) inventories in estimating reserves for obsolete and excess inventory, 4) warranty reserves, 5) income taxes, 6) rebates, 7) pensions, and 8) environmental accruals and other contingencies. Although we believe the likelihood of a material difference in these areas is low based upon our historical experience, a 10% change in our allowance for doubtful accounts, inventory reserve estimates, and warranty reserve at December 31, 2011 would result in an approximate $0.4 million, $0.6 million, and $3.9 million impact on expenses, respectively. Additionally, we have included in the discussion that follows our estimation methodology for both accounts receivable and inventories. While all significant policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Our critical accounting policies include:

Revenue Recognition. We recognize sales based upon shipment of products to our customers net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. For certain products, our customers take title upon delivery, at which time revenue is then recognized. Revenue includes the selling price of the product and all shipping costs paid by the customer. Revenue is reduced at the time of sale for estimated sales returns and all applicable allowances and discounts based on historical experience. We also provide for estimates of warranty, bad debts, shipping costs and certain sales-related customer programs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt expense and sales-related marketing programs are included in SG&A expense. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are reconciled to the actual amounts.

Accounts Receivable. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments, which is provided for in bad debt expense. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition was to deteriorate, which might impact its ability to make payment, then additional allowances may be required.

Inventories. Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market. We record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

Asset Impairment. We evaluate the realizability of certain long-lived assets, which primarily consist of property and equipment and intangible assets subject to amortization, based on expectations of undiscounted future cash flows for each asset group. If circumstances indicate a potential impairment, and if the sum of the expected undiscounted future cash flow is less than the carrying amount of all long-lived assets, we would recognize an impairment loss. A decrease in projected cash flows due to the depressed residential housing and remodeling market was determined to be a triggering event during 2009. The impairment test results did not indicate that an impairment existed at December 31, 2009. There were no triggering events during the years ended December 31, 2010 and 2011. Refer to Note 1 to the consolidated financial statements for additional information regarding long-lived assets including the level of impairment testing, the material assumptions regarding these impairment calculations, and the sensitivities surrounding those assumptions.

Goodwill Impairment. We perform an annual test for goodwill impairment during the fourth quarter of each year (November 26th for 2011) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. We use the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (Step One Analysis), we measure the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (Step Two Analysis). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To evaluate goodwill impairment, we estimate the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment.

A summary of the key assumptions utilized in the goodwill impairment analysis at November 26, 2011, November 27, 2010, and November 28, 2009, as it relates to the Step One fair values and the sensitivities for these assumptions follows:

	Windows and Doors
	As of	As of	As of
	November 26,	November 27,	November 28,
	2011	2010	2009
Assumptions:
Income approach:
Estimated housing starts in terminal year	1,050,000	1,150,000	1,100,000
Terminal growth rate	3.5%	3.5%	3.5%
Discount rates	20.0%	19.0%	19.0%
Market approach:
Control premiums	20.0%	20.0%	20.0%
Sensitivities:
(Amounts in thousands)

Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$7,768	$10,679	$11,565
Estimated fair value decrease in the event of a 1% increase in the discount rate	16,170	16,859	18,563
Estimated fair value decrease in the event of a 1% decrease in the control premium	2,143	2,330	2,699

	Siding, Fencing, and Stone
	As of	As of	As of
	November 26,	November 27,	November 28,
	2011	2010	2009
Assumptions:
Income approach:
Estimated housing starts in terminal year	1,050,000	1,150,000	1,100,000
Terminal growth rate	3.0%	3.0%	3.0%
Discount rates	17.0%	16.0%	19.0%
Market approach:
Control premiums	10.0%	10.0%	10.0%
Sensitivities:
(Amounts in thousands)

Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$32,974	$47,251	$23,989
Estimated fair value decrease in the event of a1% increase in the discount rate	64,112	71,220	45,248
Estimated fair value decrease in the event of a 1% decrease in the control premium	8,930	8,865	7,470
Estimated Windows and Doors reporting unit fair value increase (decrease) in the event of a 10% increase in the weighting of the market multiples method	$4,000	$5,600	$5,000
Estimated Siding, Fencing, and Stone reporting unit fair value increase (decrease) in the event of a 10% increase in the weighting of the market multiples method	10,300	2,700	7,000

We provide no assurance that: 1) valuation multiples will not decline, 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of our reporting units will not decline. We will continue to analyze changes to these assumptions in future periods. We will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in future goodwill impairments.

Income Taxes. We utilize the asset and liability method in accounting for income taxes, which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal and state income tax returns be recognized in the consolidated balance sheet. The amount recorded in our consolidated financial statements reflects estimates of final amounts due to timing of completion and filing of actual income tax returns. Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states in which we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. We establish reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. We have executed a tax sharing agreement with Ply Gem Holdings and Ply Gem Investment Holdings (during 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation) pursuant to which tax liabilities for each respective party are computed on a stand-alone basis. Our U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

At December 31, 2010, we were in a full federal valuation allowance position as we were no longer in a net deferred liability tax position and continued to incur losses for income tax purposes. At December 31, 2011, we remained in a full federal valuation allowance position as we continued to incur cumulative losses for income tax purposes. Refer to Note 10 to the consolidated financial statements for additional information regarding income taxes.

Results of Operations

The following table summarizes net sales and net income (loss) by segment and is derived from the accompanying consolidated statements of operations included in this prospectus.

Year Ended December 31,	Nine Months Ended
(Amounts in thousands)	2011	2010	2009	September 29, 2012	October 1, 2011
(Unaudited)
Net sales
Siding, Fencing, and Stone	$639,290	$604,406	$577,390	$511,157	$494,002
Windows and Doors	395,567	391,500	373,984	341,501	298,485
Operating earnings (loss)
Siding, Fencing, and Stone	90,849	92,612	77,756	88,487	72,520
Windows and Doors	(31,134)	(19,410)	(23,504)	(15,622)	(23,839)
Unallocated	(14,784)	(16,372)	(14,142)	(13,506)	(12,081)
Foreign currency gain(loss)
Windows and Doors	492	510	475	264	466
Interest expense, net
Siding, Fencing, and Stone	83	121	169	47	65
Windows and Doors	13	(90)	(183)	9	1	1
Unallocated	(101,480)	(122,864)	(135,289)	(78,542)	(76,587)
Income tax benefit (expense)
Unallocated	(683)	(5,027)	17,966	(1,579)	(1,979)
Gain (loss) on modification or extinguishment of debt
Unallocated	(27,863)	98,187	-	(3,607)	(27,863)

Net income (loss)	$(84,507)	$27,667	$(76,752)	$(24,049)	$(69,287)

The following tables set forth our results of operations based on the amounts and the percentage relationship of the items listed to net sales for the periods indicated.

This review of performance is organized by business segment, reflecting the way we manage our business. Each business group leader is responsible for operating results down to operating earnings (loss). We use operating earnings as a performance measure as it captures the income and expenses within the management control of our business leaders. Corporate management is responsible for making all financing decisions. Therefore, each segment discussion focuses on the factors affecting operating earnings, while interest expense and income taxes and certain other unallocated expenses are separately discussed at the corporate level.

Siding, Fencing, and Stone Segment
	Year Ended December 31,						Nine Months Ended
(Amounts in thousands)	2011		2010		2009		September 29, 2012		October 1,2011
							(Unaudited)
Statement of operations data:
Net sales	$639,290	100%	$604,406	100%	$577,390	100%	$511,157	100%	$494,002	100%
Gross profit	158,798	24.8%	155,535	25.7%	149,353	25.9%	139,764	27.3%	122,664	24.8%
SG&A expense	59,646	9.3%	54,410	9.0%	63,072	10.9%	45,062	8.8%	43,913	8.9%
Amortization of intangible assets	8,303	1.3%	8,513	1.4%	8,525	1.5%	6,215	1.2%	6,231	1.3%
Operating earnings	$90,849	14.2%	$92,612	15.3%	$77,756	13.5%	$88,487	17.3%	$72,520	14.7%

Net Sales

Net sales for the nine months ended September 29, 2012 increased $17.2 million or 3.5% compared to the nine months ended October 1, 2011. During the nine months ended October 1, 2011, our net sales were reduced by a $10.4 million sales credit related to an inventory buyback for the lift-out of competitors’ inventory related to a significant new customer win. However, the $10.4 million inventory buyback was offset by the initial stocking sales and inventory build to this same new customer. Overall, our 3.5% net sales increase was driven by increased unit volume which resulted from improved conditions in the U.S. new construction housing market for the nine months ended September 29, 2012. The U.S. Census Bureau estimated that single family housing starts for the first nine months of 2012 have increased approximately 23.5% relative to the nine months ended October 1, 2011. Conversely, market demand for repair and remodeling products continued to lag the new construction sector in 2012. According to the LIRA index, the four-quarter moving rate of change at the end of September 2012 was 2.7% compared to 2.2% at the end of 2011. Combining the strength of demand in the new construction market with the softer market conditions for repair and remodeling products, the Vinyl Siding Institute reported that vinyl siding industry unit shipments increased by 1.9% for the nine months ended September 29, 2012 compared to the nine months ended October 1, 2011. After giving effect to the aforementioned initial stocking sales and inventory build, the Company believes that its vinyl siding unit volume shipments would have been in line with or slightly better than the overall vinyl siding industry performance.

Net sales for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $34.9 million, or 5.8%. Net sales increased despite continued low industry unit volume that resulted from the challenging market conditions that persist in the U.S. housing market. These negative general market conditions were offset by sales to new customers and higher selling prices that were increased in response to higher raw material and freight costs. According to the NAHB, 2011 single family housing starts decreased approximately 7.9% from 2010. This decrease was attributable in part to the poor general economic conditions that continue to exist in the United States including, among other things, high unemployment, the number of foreclosures, and falling home prices that continue to negatively impact demand for the U.S. housing market.

The Company’s sales to new customers and higher selling prices related to increased material costs offset the general housing market conditions. In addition, favorable weather conditions during the fourth quarter also contributed to the sales growth year over year. During the 2011 fourth quarter, the Company’s vinyl siding unit shipments increased 10.8% compared to the same period in 2010. According to the Vinyl Siding Institute, the vinyl siding industry shipments decreased 3.9% for 2011 compared to 2010 while the Company’s shipments increased approximately 7.1% driven by sales to new customers. The Company’s vinyl siding market share percentage for 2011 increased to approximately 36.0% from 32.3% for 2010. Included as a reduction of net sales for the year ended December 31, 2011 were inventory buybacks for the lift-out of competitors’ inventory of approximately $11.2 million related to these new customers. Excluding the impact of these buybacks, 2011 net sales would have increased 7.6% compared to 2010.

Net sales for the year ended December 31, 2010 increased from the year ended December 31, 2009 by approximately $27.0 million, or 4.7%. The increase in net sales was driven by higher selling prices in 2010 as compared to 2009 as a result of price increases that were implemented in response to increasing raw material costs as discussed below in gross profit. Demand for our products increased during the first six months of 2010, but decreased during the last six months of the year driven by industry-wide market conditions in new construction. According to the U.S. Census Bureau, single family housing starts were estimated to increase by approximately 27.0% during the first half of 2010 compared to the first half of 2009, while single family housing starts for the second half of 2010 were estimated to decrease by approximately 11.7% compared to the second half of 2009. Management believes that the improvement in industry wide market conditions during the first half of 2010 was partially influenced by the Federal First-Time and Repeat Home Buyer Tax Credit programs which expired on April 30, 2010, which had the effect of pulling market demand forward into the first half of 2010 resulting in market demand being artificially lower in second half of 2010. Our 2010 unit shipments of vinyl siding decreased by approximately 3.3% as compared to the U.S. vinyl siding industry, as summarized by the Vinyl Siding Institute, which reported a 1.5% unit shipment decline in 2010. As a result, we estimated that our share of vinyl siding units shipped decreased slightly from approximately 32.9% in 2009 to 32.3% for the year ended December 31, 2010.

Gross Profit

Gross profit for the nine months ended September 29, 2012 increased compared to the same period in 2011 by approximately $17.1 million or 13.9%. As discussed above, during the nine months ended October 1, 2011, our net sales and gross profit were reduced by $10.4 million and $9.3 million, respectively, related to an inventory buyback for the lift-out of competitor’s inventory related to a significant new customer gain. Excluding the $9.3 million net impact of the inventory buyback, our gross profit for the nine months ended September 29, 2012 relative to the nine months ended October 1, 2011 increased $7.8 million or 5.9% due to increases in unit volume shipments. Gross profit as a percentage of sales increased to 27.3% for the nine months ended September 29, 2012 from 24.8% for the nine months ended October 1, 2011. Excluding the $9.3 million impact of the inventory buyback, our gross profit for the nine months ended October 1, 2011 would have been 26.1%.

Gross profit for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $3.3 million, or 2.1%. Gross profit as a percentage of sales decreased from 25.7% for the year ended December 31, 2010 to 24.8% for the year ended December 31, 2011. Included in 2011 gross profit was a net inventory buyback of approximately $9.9 million resulting from the buyback, or lift-out, of our competitor’s product on initial stocking orders, partially offset by the scrap value of inventory received. Our gross profit as a percentage of sales for the year ended December 31, 2011 would have been 25.9% excluding these buybacks, which is consistent with the prior year. According to the London Metal Exchange, the price of aluminum increased approximately 13.9% for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, the average market price for PVC resin was estimated to have increased 14.1% for 2011 compared to 2010. As discussed above, the Company initiated selling price increases in response to these rising material and freight costs.

Gross profit for the year ended December 31, 2010 increased from the year ended December 31, 2009 by approximately $6.2 million, or 4.1%. Gross profit as a percentage of sales remained consistent at 25.7% for the year ended December 31, 2010 as compared to 25.9% for the year ended December 31, 2009. The slight decrease in gross profit percentage was driven by higher material costs in 2010 relative to 2009 for our two largest raw materials, PVC resin and aluminum. While rising commodity prices negatively impacted our gross profit, this cost increase was partially offset by a one-time cost decrease that occurred in the first half of 2010 as compared to 2009 due to the termination of an aluminum supply agreement in early 2009 which resulted in abnormally high aluminum material cost which negatively impact gross profit in the first half of 2009. In addition, we incurred approximately $6.9 million less expense associated with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on initial stocking orders for the full year 2010 as compared to 2009. The Company offset this commodity cost increase with selling price increases and improved operating efficiencies and management’s initiatives to reduce fixed manufacturing expenses, including the consolidation of the majority of the production from our vinyl siding plant in Kearney, Missouri into our other three remaining vinyl siding plants which was completed in the second quarter of 2009.

SG&A Expense

SG&A expenses for the nine months ended September 29, 2012 increased from the nine months ended October 1, 2011 by approximately $1.1 million or 2.6%. The increase in SG&A expenses was primarily caused by higher management incentive compensation expense related to improved business performance.

SG&A expense for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $5.2 million, or 9.6%. The increase in SG&A expense was attributed to higher employee related expenses of approximately $2.7 million as well as increased selling and marketing expenses of approximately $2.2 million related to increased sales.

SG&A expense for the year ended December 31, 2010 decreased from the year ended December 31, 2009 by approximately $8.7 million, or 13.7%. The decrease in SG&A expense was primarily caused by lower marketing expenses related to our brand conversion from Alcoa Home Exteriors to Mastic Home Exteriors during 2009. In addition, we reduced administrative and other fixed expenses in light of current market conditions and incurred lower restructuring and integration expense, which totaled approximately $0.3 million in 2010 as compared to approximately $2.9 million in 2009.

Amortization of Intangible Assets

Amortization expense for the nine months ended September 29, 2012 was consistent with the same period in 2011.

Amortization expense for the year ended December 31, 2011 was consistent with the years ended December 31, 2010 and December 31, 2009.

Windows and Doors Segment

	Year Ended December 31,						Nine Months Ended
(Amounts in thousands)	2011		2010		2009		September 29, 2012		October 1, 2011
							(Unaudited)
Statement of operations data:
Net sales	$395,567	100%	$391,500	100%	$373,984	100%	$341,501	100%	$298,485	100%
Gross profit	51,734	13.1%	60,425	15.4%	52,180	14.0%	47,217	13.8%	37,969	12.7%
SG&A expense	64,518	16.3%	61,285	15.7%	64,579	17.3%	49,077	14.4%	48,046	16.1%
Amortization of intangible assets	18,350	4.6%	18,550	4.7%	11,105	3.0%	13,762	4.0%	13,762	4.6%
Operating (loss)	(31,134)	-7.9%	(19,410)	-5.0%	(23,504)	-6.3%	(15,622)	-4.6%	(23,839)	-8.0%
Currency transaction gain	$492	0.1%	$510	0.1%	$475	0.1%	$264	0.1%	$466	0.2%

Net Sales

Net sales for the nine months ended September 29, 2012 increased $43.0 million or 14.4% compared to the nine months ended October 1, 2011. The net sales increase was driven by higher unit sales that resulted from improved market conditions in the United States and Western Canada, as well as our continued ability to gain profitable business with existing and new customers. The U.S. Census Bureau estimates that single family housing starts in the nine months ended September 2012 increased approximately 23.5% compared to the first nine months of 2011, while according to the Canadian Mortgage and Housing Corporation, single family housing starts in Alberta, Canada were estimated to have increased 11.8% in the nine months ended September 2012 as compared to the same period in 2011.

Net sales for the year ended December 31, 2011 increased compared to the year ended December 31, 2010 by approximately $4.1 million, or 1.0%. Despite the aforementioned 7.9% decrease in U.S. single family housing starts for the year ended December 31, 2011 compared to the year ended December 31, 2010, the Windows and Doors segment demonstrated an ability to offset this general market decrease by gaining sales with new customers in both the new construction and repair and remodeling markets specifically expanding our multi-family opportunities. The sales gains to new customers were partially offset by a declining end user market in Western Canada resulting from decreased housing starts in Alberta, Canada which the Company believes were impacted in part by unusually poor weather conditions in the first half of 2011. According to the Canadian Mortgage and Housing Corporation, housing starts in Alberta, Canada were estimated to have decreased by 2.1% in 2011 as compared to 2010.

Net sales for the year ended December 31, 2010 increased compared to the year ended December 31, 2009 by approximately $17.5 million, or 4.7%. The net sales increase resulted from higher sales of our new construction window and door products resulting from increased U.S. single family housing starts, which according to the NAHB, were estimated to have increased from 442,000 units in 2009 to 471,000 units in 2010. In addition, sales of our window and door products in Western Canada were favorably impacted by market wide increased demand primarily caused by increased housing starts in Alberta, Canada. According to the Canadian Mortgage and Housing Corporation, total housing starts in Alberta, Canada were estimated to have increased 39.6% for the full twelve months of 2010 as compared to 2009, but were estimated to have decreased by 17.1% in the fourth quarter of 2010 as compared to the same period in 2009. Our unit shipments of windows and doors in the United States increased 1.2% in 2010 as compared to 2009, while our unit shipments of windows and doors in Western Canada increased by 9.1% in 2010 as compared to 2009.

Gross Profit

Gross profit for the nine months ended September 29, 2012 increased compared to the nine months ended October 1, 2011 by approximately $9.2 million or 24.4%. Gross profit as a percentage of sales increased from 12.7% for the nine months ended October 1, 2011 to 13.8% for the nine months ended September 29, 2012. The increase in gross profit and gross profit percentage can be attributed to the aforementioned net sales increase of 14.4% and the increased operating leverage on fixed costs resulting from the net sales increase during the nine months ended September 29, 2012.

Gross profit for the year ended December 31, 2011 decreased compared to the year ended December 31, 2010 by approximately $8.7 million, or 14.4%. Gross profit as a percentage of sales decreased from 15.4% in 2010 to 13.1% in 2011. The decrease in gross profit and gross profit percentage was caused by higher raw material costs, specifically PVC resin and aluminum, and freight costs that were not fully offset by selling price increases. In addition, the Company experienced short-term inefficiencies related to increased production volumes associated with the sales to new customers as discussed above, which also increased our sales mix of our value priced window products that generally carry lower gross profit margins, partially offset by favorable warranty experience for the year ended December 31, 2011.

Gross profit for the year ended December 31, 2010 increased compared to the year ended December 31, 2009 by approximately $8.2 million, or 15.8%. The gross profit percentage increased from 14.0% in 2009 to 15.4% in 2010. The gross profit increase was primarily driven by the increased sales volume in 2010 relative to 2009. The improvement in gross profit percentage resulted from improved operating leverage on fixed manufacturing costs which did not increase in proportion to sales and also from lower fixed manufacturing costs resulting from the closure of our Hammonton, New Jersey, Phoenix, Arizona and Tupelo, Mississippi window plants in early 2009 and realigned production within our three west coast window plants, including the realignment of window lineal production during 2009. Also impacting our gross profit were the initial costs that were incurred with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on the initial stocking orders with our new customers, which were approximately $0.1 million in 2010 as compared to approximately $1.0 million for 2009.

SG&A Expense

SG&A expenses for the nine months ended September 29, 2012 increased $1.0 million or 2.1% compared to the nine months ended October 1, 2011. The increase was primarily driven by higher employee related costs.

SG&A expense for the year ended December 31, 2011 increased compared to the year ended December 31, 2010 by approximately $3.2 million, or 5.3%. The increase can be predominantly attributed to higher selling and marketing expenses of approximately $1.1 million as well as higher legal and professional fees of approximately $0.4 million. In addition, we recognized an incremental environmental liability of approximately $1.6 million within SG&A expenses during the fourth quarter of 2011 related to a preliminary cost estimate provided to the EPA, as discussed in “Business—Environmental and Other Regulatory Matters” included elsewhere in this prospectus.

SG&A expense for the year ended December 31, 2010 decreased compared to the year ended December 31, 2009 by approximately $3.3 million, or 5.1%. The decrease in SG&A expense was a result of incurring approximately $5.4 million less restructuring and integration expense in 2010 as compared to 2009. The decrease in SG&A expense from lower restructuring and integration expense was partially offset by higher selling and marketing expenses related to increased sales, higher expenses associated with the introduction of a new repair and remodeling window product, and increased expenses in our Western Canada window business due in part to increased sales demand.

Amortization of Intangible Assets

Amortization expense for the nine months ended September 29, 2012 was consistent with the same period in 2011.

Amortization expense for the year ended December 31, 2011 was consistent with the same period in 2010. Amortization expense for the year ended December 31, 2010 increased compared to the same period in 2009 by approximately $7.4 million due to the change in the estimated lives of certain tradenames. During the year ended December 31, 2010, we decreased the life of certain trademarks to three years (applied prospectively) as a result of future marketing plans regarding the use of the trademarks.

Currency Transaction Gain (Loss)

Currency transaction gain was substantially the same for the years ended December 31, 2011, 2010 and 2009 as well as for the nine months ended September 29, 2012 and October 1, 2011.

Unallocated Operating Earnings, Interest, and Benefit (Provision) for Income Taxes

	Year Ended December 31,			Nine Months Ended
(Amounts in thousands)	2011	2010	2009	September 29, 2012	October 1, 2011
				(Unaudited)
Statement of operations data:
SG&A expense	$(14,748)	$(14,765)	$(14,121)	$(13,284)	$(12,054)
Amortization of intangible assets	(36)	(36)	(21)	(222)	(27)
Write-off of previously capitalized offering costs	—	(1,571)	—	—	—
Operating loss	(14,784)	(16,372)	(14,142)	(13,506)	(12,081)
Interest expense	(101,486)	(122,881)	(135,328)	(78,545)	(76,591)
Interest income	6	17	39	3	4
Gain (loss) on modification or extinguishment of debt	(27,863)	98,187	—	(3,607)	(27,863)
Benefit (provision) for income taxes	$(683)	$(5,027)	$17,966	$(1,579)	$(1,979)

SG&A Expense

Unallocated SG&A expense includes items which are not directly attributed to or allocated to either of our reporting segments. Such items include legal costs, corporate payroll, and unallocated finance and accounting expenses. SG&A expense increased $1.2 million compared to the nine months ended October 1, 2011 primarily due to the timing of certain employee related costs, including stock compensation, long-term incentive plan expenses, and management incentive compensation expenses. SG&A expense for the year ended December 31, 2011 is consistent with the year ended December 31, 2010. SG&A expense increase of approximately $0.6 million for the year ended December 31, 2010 as compared to the year ended December 31, 2009 is primarily due to the centralization of certain administrative functions into our corporate office.

Amortization of Intangible Assets

Amortization expense for the year ended December 31, 2011 was consistent with the years ended December 31, 2010 and 2009.

Write-off of previously capitalized offering costs

We incurred approximately $1.6 million of costs associated with a public equity offering during 2010. Since the offering was postponed for a period greater than 90 days, the costs, which were initially capitalized, were written off during the fourth quarter of 2010.

Interest expense

Interest expense for the nine months ended September 29, 2012 increased by approximately $2.0 million compared to the same period in 2011. The net increase was due to a reduction of interest expense resulting from the purchase and redemption of the 11.75% Senior Secured Notes in February and March 2011, an increase of interest expense resulting from the issuance of the 8.25% Senior Secured Notes in February 2011 and the Senior Tack-on Notes in February 2012, and an increase for the interest expense paid on the 13.125% Senior Subordinated Notes in connection with the satisfaction, discharge and redemption of the 13.125% Senior Subordinated Notes.

Interest expense for the year ended December 31, 2011 decreased by approximately $21.4 million, or 17.4%, over the same period in 2010. The decrease was primarily due to the deleveraging event that occurred in February 2010 and the debt refinancings that were completed during 2011. Specifically, the net decrease was due to the following:

•	a decrease of approximately $3.9 million of interest on the 9.0% Senior Subordinated Notes, which were redeemed on February 16, 2010,
•	a decrease of approximately $75.9 million of interest on the 11.75% Senior Secured Notes, which were purchased and redeemed in February and March 2011,
•	an increase of approximately $58.7 million of interest paid on the 8.25% Senior Secured Notes, which were issued in February 2011,
•	a decrease of approximately $1.1 million of interest on our ABL Facility borrowings, primarily due to a decrease in the interest rate,
•	an increase of approximately $2.5 million due to the amortization of the discount and tender premium on the 8.25% Senior Secured Notes, which were issued in February 2011, and
•
a decrease of approximately $1.7 million due to the write off of a portion of the capitalized financing costs related to the 11.75% Senior Secured Notes purchased and redeemed in February and March 2011, partially offset by additional amortization related to the financing costs for the new 8.25% Senior Secured Notes.

Interest expense for the year ended December 31, 2010 decreased by approximately $12.4 million, or 9.2%, over the same period in 2009. The decrease was primarily attributed to the $210.0 million deleveraging event that occurred during February 2010. Specifically, the net decrease was due to the following:

•	a decrease of approximately $28.6 million due to less interest paid on the 9.0% Senior Subordinated Notes, which were redeemed on February 16, 2010,
•	an increase of approximately $19.2 million paid on the 13.125% Senior Subordinated Notes issued on January 11, 2010,
•	an increase of approximately $2.4 million due to interest paid on the additional $25.0 million 11.75% Senior Secured Notes issued in October 2009,
•	an increase of approximately $1.9 million due to higher bond discount amortization, primarily due to the addition of the 13.125% Senior Subordinated Notes during 2010,
•	a decrease of approximately $1.0 million due to lower deferred financing amortization after the write-off of the capitalized financing costs related to the 9.0% Senior Subordinated Notes, and
•	a decrease of approximately $6.3 million primarily due to 2009 interest charges related to the various debt financing activities which occurred during 2009 involving third party fees.

Interest income

Interest income for the year ended December 31, 2011 decreased by $11,000 due to lower interest rates in 2011 as compared to 2010. Interest income for the year ended December 31, 2010 decreased from the year ended December 31, 2009 by approximately $22,000 as a result of lower interest rates.

Gain (loss) on modification or extinguishment of debt

As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes in September 2012, as further described in the Liquidity and Capital Resources section below, we recognized a loss on modification/extinguishment of debt of approximately $3.6 million for the nine months ended September 29, 2012. The loss consisted of an early call premium of approximately $9.8 million, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes and approximately $1.5 million was expensed as a loss on extinguishment of debt in the condensed consolidated statement of operations. We also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes in this transaction. We also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the consolidated statement of operations. The loss was recorded separately in the condensed consolidated statement of operations for the nine months ended September 29, 2012.

As a result of the debt refinancings during January and February 2011, as further described in the Liquidity and Capital Resources section below, we recognized a loss on modification or extinguishment of debt of approximately $27.9 million for the nine months ended October 1, 2011 and the year ended December 31, 2011. The loss consisted of the write off of a portion of the tender premium paid with the redemption of the 11.75% Senior Secured Notes of approximately $10.9 million, the write off of a portion of the capitalized bond discount related to the 11.75% Senior Secured Notes of approximately $0.8 million, the write off of a portion of the capitalized financing costs related to the 11.75% Senior Secured Notes of approximately $2.8 million, the write off of the capitalized financing costs related to the previous ABL Facility of approximately $1.2 million, and the expense of certain third-party financing costs related to the 8.25% Senior Secured Notes of approximately $12.2 million. The loss was recorded separately in the consolidated statement of operations for the nine months ended October 1, 2011 and the year ended December 31, 2011.

For the year ended December 31, 2010, we reported a gain on extinguishment of debt of approximately $98.2 million. As a result of the $141.2 million redemption of the 9% Senior Subordinated Notes on February 16, 2010, we recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write off of unamortized debt issuance costs. As a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by an affiliate of our controlling stockholder in exchange for equity of Ply Gem Prime valued at approximately $114.9 million on February 12, 2010, we recognized a gain on extinguishment of debt of approximately $100.4 million including the write-off of unamortized debt issuance costs of approximately $3.5 million. The net $98.2 million gain on debt extinguishment was recorded within other income (expense) separately in the consolidated statement of operations for the year ended December 31, 2010.

Income taxes

The income tax provision for the nine months ended September 29, 2012 decreased by approximately $0.4 million compared to the same period in 2011. Our pre-tax loss for the nine months ended September 29, 2012 was approximately $22.5 million compared to a pre-tax loss of approximately $67.3 million for the nine months ended October 1, 2011. For the nine months ended September 29, 2012, our estimated effective income tax rate varied from the statutory rate primarily due to state income tax expense, changes in the valuation allowance, changes in tax contingencies and foreign income tax expense. Our decrease in tax expense for the nine months ended September 29, 2012, was primarily due to the combination of income and losses from our operating units and pre-tax losses in some entities for which no tax benefit was recognized.

Income tax expense for the year ended December 31, 2011 decreased to approximately $0.7 million tax expense from approximately $5.0 million tax expense for the year ended December 31, 2010. The income tax expense of approximately $0.7 million was comprised of approximately $0.2 million of state tax benefit and approximately $0.9 million of foreign income tax expense. The decrease in tax expense is primarily due to the increase in the taxable loss for the year ended December 31, 2011.

As of December 31, 2011, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company’s effective tax rate for the year ended December 31, 2011 was approximately 0.8%.

Income tax expense for the year ended December 31, 2010 increased to approximately $5.0 million from an income tax benefit of approximately $18.0 million for 2009. Of the $5.0 million tax expense, approximately $1.4 million was federal, approximately $1.2 million was state, and approximately $2.4 million was foreign. Income tax expense increased compared to 2009 primarily due to the non-recurring tax benefit of approximately $24.9 million associated with cancellation of debt income in 2009, which was also offset by an increase in the valuation allowance for approximately $42.0 million in 2009. The variation between our effective tax rate and the U.S. statutory rate of 35% for 2010 is primarily due to the impact of the full valuation allowance offset by state and foreign income taxes. As of December 31, 2010, a full valuation allowance was provided against certain deferred tax assets as it was deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company’s effective tax rate for the year ended December 31, 2010 was approximately 15.4%.

Liquidity and Capital Resources

During the nine months ended September 29, 2012, cash increased by approximately $16.4 million compared to a decrease of approximately $6.9 million during the nine months ended October 1, 2011. The increase in cash generated was primarily due to improvement in our operating earnings which resulted from higher sales and better working capital metrics as well as the impact of the February 2012 Senior Tack-on Notes financing transaction.

During the year ended December 31, 2011, cash and cash equivalents decreased to approximately $11.7 million compared to approximately $17.5 million as of December 31, 2010. During the year ended December 31, 2010, cash and cash equivalents increased slightly from approximately $17.1 million to $17.5 million as of December 31, 2010, illustrating a consistent cash balance compared with the prior year.

Our business is seasonal because inclement weather during the winter months reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors, especially in the Northeast and Midwest regions of the United States and Western Canada. As a result, our liquidity typically increases during the second and third quarters as our borrowing base increases under the ABL Facility reaching a peak early in the fourth quarter, and decreases late in the fourth quarter and throughout the first quarter.

Our primary cash needs are for debt service, capital expenditures, and working capital. As of September 29, 2012, our annual interest charges for debt service, including the ABL Facility, are estimated to be approximately $90.9 million. We do not have any scheduled debt maturities until 2016. The specific debt instruments and their corresponding terms and due dates are described in the following sections. Our capital expenditures have historically been approximately 1.4% to 1.6% of net sales on an annual basis. As of September 29, 2012, our purchase commitments for inventory are approximately $10.0 million. We finance these cash requirements through internally generated cash flow and funds borrowed under the ABL Facility.

Our outstanding indebtedness will mature in 2016 (ABL Facility), 2017 (9.375% Senior Notes) and 2018 (8.25% Senior Secured Notes). Although we expect to refinance or pay off such indebtedness, we may not be successful in refinancing, extending the maturity or otherwise amending the terms of such indebtedness because of market conditions, disruptions in the debt markets, our financial performance or other reasons. Furthermore, the terms of any refinancing, extension or amendment may not be as favorable as the current terms of our indebtedness. If we are not successful in refinancing our indebtedness or extending its maturity, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure our indebtedness.

Ply Gem’s specific cash flow movement for the nine months ended September 29, 2012 and October 1, 2011 and the years ended December 31, 2011, 2010 and 2009 is summarized below:

Cash provided by (used in) operating activities

Net cash provided by operating activities for the nine months ended September 29, 2012 was approximately $0.5 million as compared to approximately $50.3 million used in operations for the nine months ended October 1, 2011. The increase in cash provided by operating activities was primarily caused by higher operating earnings of $22.8 million reflecting the recovering U.S. residential housing market which improved our operating leverage in the nine months ended September 29, 2012 as compared to the prior year period. The higher operating earnings were supplemented by improved working capital metrics primarily achieved by monitoring inventory levels more effectively and management of accounts payable offset by negative movement in accrued expenses attributed to the refinancing of the 13.125% Senior Subordinated Notes with the 9.375% Senior Notes where accrued interest of approximately $5.8 million was paid on September 27, 2012.

Net cash used in operating activities for the year ended December 31, 2011 was approximately $3.5 million. Net cash provided by operating activities for the year ended December 31, 2010 was approximately $6.7 million, and net cash used in operating activities for the year ended December 31, 2009 was approximately $16.9 million. The increase in cash used in operating activities during 2011 as compared to 2010 was due to an approximate $11.9 million decrease in operating earnings driven by commodity cost increases that were not fully offset with selling price increases and increased SG&A expense. In addition, the increase in cash used in operating activities was caused by a negative working capital change of approximately $14.6 million compared to 2010. This working capital change was driven by an increase in fourth quarter activity as the Company’s net sales increased 9.9% during the quarter ended December 31, 2011 compared to the quarter ended December 31, 2010. This sales activity drove the corresponding receivable and inventory increases comparing December 31, 2011 to December 31, 2010. These increases were partially offset by a favorable change within accrued expenses which was primarily caused by an increase in accrued interest of approximately $20.6 million. This increase in accrued interest resulted from the debt refinancing activity in which $725.0 million of 11.75% Senior Secured Notes (June and December interest payments) were refinanced through the $800.0 million of 8.25% Senior Secured Notes (February and August interest payments). The change in the coupon rate saved the Company approximately $19.2 million in annual cash interest, while the new interest dates caused the 2011 favorable change within accrued interest.

The increase in cash provided by operating activities during 2010 as compared to cash used in operating activities during 2009 is due to higher sales of approximately 4.7% as well as our cost control measures evidenced by plant restructurings completed in prior years. This resulted in higher operating earnings of approximately $16.7 million partially offset by a negative working capital change of approximately $7.1 million compared to 2009.

Cash used in investing activities

Net cash used in investing activities for the nine months ended September 29, 2012 and October 1, 2011 was approximately $16.0 million and $8.2 million, respectively, primarily used for capital expenditures on various ongoing capital projects.

Net cash used in investing activities for the years ended December 31, 2011, 2010 and 2009 was approximately $11.4 million, $9.1 million and $7.8 million, respectively. The cash used in investing activities for the year ended December 31, 2011 was for capital expenditures. The cash used in investing activities for the year ended December 31, 2010 was primarily used for capital expenditures of approximately $11.1 million, partially offset by approximately $2.0 million from the sale of assets. The cash used in investing activities for the year ended December 31, 2009 was primarily used for capital expenditures.

Cash provided by (used in) financing activities

Net cash provided by financing activities for the nine months ended September 29, 2012 was approximately $31.5 million, primarily from net proceeds of $34.0 million from the Senior Tack-on Notes issued in February 2012 and $10.0 million in net proceeds from the issuance of the 9.375% Senior Notes in September 2012 used for the $9.8 million call premium partially offset by debt issuance costs of $2.6 million incurred for the Senior Tack-on Notes as well as the Senior Notes. Net cash provided by financing activities for the nine months ended October 1, 2011 was approximately $51.8 million, primarily from net revolver borrowings of $55.0 million under the ABL Facility, net proceeds of $75.0 million from the debt refinancing for the 8.25% Senior Secured Notes, offset by early tender premium payments of approximately $49.8 million, debt issuance costs of approximately $26.9 million, and equity repurchases of $1.5 million.

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $9.2 million, primarily from net revolver borrowings of $25.0 million under the ABL Facility, net proceeds of $75.0 million from the debt refinancing for the 8.25% Senior Secured Notes, offset by early tender premium payments of approximately $49.8 million, equity repurchases of $14.0 million, and debt issuance costs of approximately $27.0 million.

Net cash provided by financing activities for the year ended December 31, 2010 was approximately $2.4 million, and consisted of approximately $4.5 million net cash provided as a result of the $210.0 million deleveraging event that occurred during February 2010 of the 9.0% Senior Subordinated Notes, approximately $5.0 million cash provided from net ABL borrowings, approximately $5.0 million cash used for debt issuance costs, approximately $1.5 million cash used for a tax payment on behalf of our parent, and approximately $0.6 million net cash used in equity contributions/repurchases. Net cash used in financing activities for the year ended December 31, 2009 was approximately $17.5 million and was primarily from net revolver payments of $35.0 million, proceeds from debt issuance of $20.0 million, and debt issuance costs of approximately $2.5 million.

Ply Gem’s specific debt instruments and terms are described below:

Recent developments

On September 27, 2012, Ply Gem Industries completed an offering for $160.0 million aggregate principal amount of 9.375% Senior Unsecured Notes due 2017, which we refer to as the “9.375% Senior Notes” or the “notes.” The net proceeds of this offering, together with cash on hand, were deposited with the trustee for Ply Gem Industries’ 13.125% Senior Subordinated Notes to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017.

On February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction (“Senior Tack-on Notes”). The net proceeds of approximately $32.7 million, after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, are and will continue to be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes due 2018.

8.25% Senior Secured Notes due 2018

On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes given that the 2011 transaction was predominately accounted for as a loan modification. The 8.25% Senior Secured Notes due 2018 originally issued in February 2011 and the Senior Tack-on Notes (collectively, the “8.25% Senior Secured Notes”) will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $80.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indenture) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio test, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, the Company’s stock ownership in the Company’s subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the SEC.

On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes issued in February 2011 by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% Senior Secured Notes at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Interest was paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its 11.75% Senior Secured Notes in a private placement transaction. The additional $25.0 million of 11.75% Senior Secured Notes had the same terms and covenants as the initial $700.0 million of 11.75% Senior Secured Notes.

On February 11, 2011, the Company purchased approximately $718.6 million principal amount of the 11.75% Senior Secured Notes in a tender offer at a price of $1,069.00 per $1,000 principal amount, which included an early tender payment of $40.00 per $1,000 principal amount, plus accrued and unpaid interest, and on February 28, 2011, the Company purchased $6.0 million principal amount of the 11.75% Senior Secured Notes in the tender offer at a price of $1,029.00 per $1,000 principal amount, plus accrued and unpaid interest. On March 13, 2011, pursuant to the terms of the indenture governing the 11.75% Senior Secured Notes, the Company redeemed the remaining approximate $0.4 million at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest. As a result of these transactions, the Company paid cumulative early tender premiums of approximately $49.8 million during the nine months ended October 1, 2011. Following the redemption on March 13, 2011, there were no longer any 11.75% Senior Secured Notes outstanding. The loss recorded as a result of this purchase is discussed in the section “Gain (loss) on debt modification or extinguishment” below.

Senior Secured Asset Based Revolving Credit Facility due 2016

On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised a portion of the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the new ABL Facility from $175.0 million to $212.5 million. Under the terms of the new ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the new ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016.

Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of September 29, 2012, the Company’s interest rate on the new ABL Facility was approximately 2.9%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February and March).

All obligations under the new ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the new ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The new ABL Facility contains certain covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

On September 21, 2012, Ply Gem Industries completed an amendment to its ABL Facility to permit the refinancing of its 13.125% Senior Subordinated Notes with unsecured notes rather than subordinated notes. No other terms or provisions were modified or changed in conjunction with this amendment.

As of September 29, 2012, Ply Gem Industries had approximately $151.2 million of contractual availability and approximately $107.4 million of borrowing base availability under the new ABL Facility, reflecting $55.0 million of borrowings outstanding and approximately $6.3 million of letters of credit and priority payables reserves.

Senior Secured Asset-Based Revolving Credit Facility due 2013

Concurrently with the 11.75% Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into an ABL Facility. The prior ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In July 2009, the Company amended the prior ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As of September 29, 2012, there were no outstanding borrowings under the prior ABL Facility, as it was replaced with the new ABL Facility on January 26, 2011.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The interest rate on these Notes was 13.125% and was paid semi-annually on January 15 and July 15 of each year.

On September 27, 2012, Ply Gem Industries used the net proceeds from the issuance of the 9.375% Senior Notes, together with cash on hand, aggregating $165.4 million, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. In addition, on September 27, 2012, Ply Gem Industries issued a notice of redemption to redeem all of the outstanding 13.125% Senior Subordinated Notes on October 27, 2012 at a redemption price equal to 106.5625% plus accrued and unpaid interest to the redemption date. The $165.4 million deposited with the trustee for the 13.125% Senior Subordinated Notes included a $9.8 million call premium and $5.7 million of accrued interest.

On October 27, 2012, the Company completed the redemption of all $150.0 million principal amount of the 13.125% Senior Subordinated Notes. The loss recorded as a result of the debt transactions is discussed in the section “Gain (loss) on debt modification or extinguishment” below.

9.375% Senior Notes due 2017

On September 27, 2012, Ply Gem Industries issued $160.0 million of 9.375% Senior Notes at par. Ply Gem Industries used the proceeds of the offering, together with cash on hand, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017 and bear interest at the rate of 9.375% per annum. Interest will be paid semi-annually on April 15 and October 15 of each year. A portion of the early call premium and the original unamortized discount on the 13.125% Senior Subordinated Notes was recorded as a discount on the $160.0 million of 9.375% Senior Notes, given that the transaction was predominately accounted for as a loan modification.

Prior to October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to October 15, 2014, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the aggregate principal amount of the 9.375% Senior Notes remains outstanding after the redemption. On or after October 15, 2014, and prior to October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any. On or after October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. At any time on or after October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at the declining redemption prices set forth in the indenture governing the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 9.375% Senior Notes are unsecured and equal in right of payment to all of our existing and future senior debt, including the ABL Facility and the 8.25% Senior Secured Notes. The 9.375% Senior Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior unsecured basis. The guarantees are general unsecured obligations and are equal in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility. The 9.375% Senior Notes and guarantees are effectively subordinated to all of Ply Gem Industries’ and the guarantors’ existing and future secured indebtedness, including the 8.25% Senior Secured Notes and the ABL Facility, to the extent of the value of the assets securing such indebtedness.

The indenture governing the 9.375% Senior Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, but not limited to, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base as of date of such incurrence; purchase money indebtedness in an aggregate amount not to exceed the greater of $35.0 million and 20% of consolidated net tangible assets at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $2.0 million in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million.

Gain (loss) on debt modification or extinguishment

As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes in September 2012, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 13.125% Senior Subordinated Notes and the 9.375% Senior Notes to determine whether the transaction should be accounted for as a modification or an extinguishment of debt as it relates to each individual holder. The Company incurred an early call premium of approximately $9.8 million in connection with this transaction, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes and approximately $1.5 million was expensed as a loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the three and nine months ended September 29, 2012. The Company also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes as a result of this transaction for the three and nine months ended September 29, 2012. The Company also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the nine months ended September 29, 2012.

As a result of the 8.25% Senior Secured Notes issuance and purchase and redemption of the 11.75% Senior Secured Notes during 2011, we performed an analysis to determine the proper accounting treatment for this transaction. Specifically, we evaluated each creditor with ownership in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes to determine whether the transaction was to be accounted for as a modification or an extinguishment of debt. We determined that this transaction resulted predominantly in a modification but in some instances as an extinguishment as some creditors did not participate in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes. We incurred an early tender premium of approximately $49.8 million in conjunction with this transaction, of which approximately $38.9 million was recorded as a discount on the 8.25% Senior Secured Notes and approximately $10.9 million was expensed as a loss on extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2011 and for the nine months ended October 1, 2011. We also expensed approximately $0.8 million for the unamortized discount and $2.8 million for the unamortized debt issuance costs for the 11.75% Senior Secured Notes in this transaction for the year ended December 31, 2011 and for the nine months ended October 1, 2011. We also incurred approximately $25.9 million of costs associated with this transaction, of which approximately $13.6 million was recorded as debt issuance costs and approximately $12.2 million was expensed as a loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the year ended December 31, 2011 and for the nine months ended October 1, 2011.

As a result of the ABL Facility refinancing during the first quarter of 2011, we evaluated the proper accounting treatment for the debt issuance costs associated with the prior ABL Facility and the new ABL Facility as there were certain members of the loan syndication that existed in both facilities and other members who were not participants in the new ABL Facility. Based on this evaluation, we expensed approximately $1.2 million of debt issuance costs as a loss on modification or extinguishment of debt and recorded approximately $2.1 million of debt issuance costs for the year ended December 31, 2011 and for the nine months ended October 1, 2011.

As a result of the $141.2 million redemption of the previous 9% Senior Subordinated Notes on February 16, 2010, we recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write-off of unamortized debt issuance costs. On February 12, 2010, as a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by affiliates of our controlling stockholders in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, we recognized a gain on extinguishment of approximately $100.4 million, including the write-off of unamortized debt issuance costs of approximately $3.5 million. The $98.2 million gain on debt extinguishment was recorded separately in the accompanying consolidated statement of operations for the years ended December 31, 2010.

Based on these financing transactions, we recognized a loss on debt modification or extinguishment of approximately $27.9 million and a gain on debt extinguishment of approximately $98.2 million for the years ended December 31, 2011 and December 31, 2010, respectively, as summarized in the table below.

	For the Year Ended
(Amounts in thousands)	December 31, 2011	December 31, 2010

Gain (loss) on extinguishment of debt:
Tender premium	$(10,883)	$—
11.75% Senior Secured Notes unamortized discount	(775)	—
11.75% Senior Secured Notes unamortized debt issuance costs	(2,757)	—
	(14,415)	—

Carrying value of 9% Senior Subordinated Notes	—	360,000
9% Senior Subordinated Notes unamortized debt issuance costs	—	(5,780)
9% Senior Subordinated Notes unamortized premium	—	100
Reaquisition price of 9% Senior Subordinated Notes	—	(256,133)
	—	98,187
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	(12,261)	—
Unamortized debt issuance costs for previous ABL Facility	(1,187)	—
	(13,448)	—

Total gain (loss) on modification or extinguishment of debt	$(27,863)	$98,187

Based on these financing transactions, the Company recognized a loss on debt modification or extinguishment of approximately $3.6 million and $27.9 million for the nine months ended September 29, 2012 and October 1, 2011, respectively as summarized in the table below.

	For the Nine Months Ended
(Amounts in thousands)	September 29, 2012	October 1, 2011
	(Unaudited)

Loss on extinguishment of debt:
Tender premium associated with the 11.75% Senior Secured Notes	$—	$(10,883)
11.75% Senior Secured Notes unamortized discount	—	(775)
11.75% Senior Secured Notes unamortized debt issuance costs	—	(2,757)
13.125% Senior Subordinated Notes call premium	(1,487)	—
13.125% Senior Subordinated Notes unamortized discount	(372)	—
13.125% Senior Subordinated Notes unamortized debt issuance costs	(299)	—
	(2,158)	(14,415)
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	—	(12,261)
Unamortized debt issuance costs for prior ABL Facility	—	(1,187)
Third party fees for 9.375% Senior Notes	(1,449)	—
	(1,449)	(13,448)

Total loss on modification or extinguishment of debt	$(3,607)	$(27,863)

Liquidity requirements

We intend to fund our ongoing capital and working capital requirements, including our internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under our ABL Facility. We believe that we will continue to meet our liquidity requirements over the next 12 months. We believe that our operating units are positive cash flow generating units and will continue to sustain their operations without any significant liquidity concerns. The performance of these operating units is significantly impacted by the performance of the housing industry, specifically single family housing starts and home repair and remodeling activity. Any unforeseen or unanticipated downturn in the housing industry could have a negative impact on our liquidity position.

In order to meet these liquidity requirements as well as other anticipated liquidity needs in the normal course of business, as of September 29, 2012 we had cash and cash equivalents of approximately $28.1 million, $151.2 million of contractual availability under the ABL Facility and approximately $107.4 million of borrowing base availability. Management currently anticipates that these amounts, as well as expected cash flows from our operations and proceeds from any debt or equity financing should be sufficient to meet ongoing operational cash flow needs, capital expenditures, debt service obligations, and other fees payable under other contractual obligations for the foreseeable future.

Contractual Obligations

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments, including interest amounts, as of December 31, 2011 as if the February 2012 debt transaction and September and October 2012 debt transactions had occurred as of December 31, 2011. Interest on the notes and the 8.25% Senior Secured Notes is fixed. Interest on the ABL Facility is variable and has been presented at the current rate of approximately 2.8%. Actual interest rates for future periods may differ from those presented here.

(Amounts in thousands)	Total Amount	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years

Long-term debt (1)	$1,055,000	$—	$—	$215,000	$840,000
Interest payments (2)	513,187	89,298	181,339	138,600	103,950
Non-cancelable lease commitments (3)	120,222	18,979	31,800	21,963	47,480
Purchase obligations (4)	1,970	1,970	—	—	—
Other long-term liabilities (5)	25,770	2,577	5,154	5,154	12,885
	$1,716,149	$112,824	$218,293	$380,717	$1,004,315

(1)
Long-term debt is shown before discount, and consists of the notes, our 8.25% Senior Secured Notes, and the ABL Facility. For more information concerning the long-term debt, see “—Liquidity and Capital Resources” above.

(2)	Interest payments for variable interest debt are based on current interest rates.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)
Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases.

(5)
Other long term liabilities include pension obligations which are estimated based on our 2012 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $3.5 million have been excluded from the table above.

As discussed in “Certain Relationships and Related Party Transactions,” we will pay an annual fee to an affiliate of CI Capital Partners each year based on 2% of EBITDA. No amount for this fee has been included in the above table.

In addition to the items listed in the Contractual Obligations table listed above, we have a potential obligation related to certain tax issues of approximately $3.9 million, including interest of approximately $0.9 million. The timing of the potential tax payments is unknown.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Inflation; Seasonality

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence and unemployment. We do not believe that inflation has had a material impact on our business, financial condition or results of operations during the past three fiscal years.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather conditions during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors. Our sales in both segments are usually lower during the first and fourth quarters. Since a portion of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund our working capital is greater from late in the fourth quarter through the first quarter.

Recent Accounting Pronouncements

See Note 1 of the notes to consolidated financial statements for recent accounting pronouncements, which are hereby incorporated by reference into this section.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

Our principal interest rate exposure relates to the loans outstanding under our new ABL Facility, which provides for borrowings of up to $212.5 million, bearing interest at a variable rate, based on an adjusted LIBOR rate plus an applicable interest margin or the base rate plus an applicable interest margin. Assuming the ABL Facility is fully drawn, each quarter point increase or decrease in the interest rate would change our interest expense by approximately $0.5 million per year. At September 29, 2012, we were not party to any interest rate swaps to manage our interest rate risk. In the future, we may enter into interest rate swaps, involving exchange of floating for fixed rate interest payments, to reduce our exposure to interest rate volatility.

Foreign currency risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of the Canadian dollar. For the nine months ended September 29, 2012, the net impact of foreign currency changes to our results of operations was a gain of $0.3 million. The impact of foreign currency changes related to translation resulted in a decrease in stockholders’ deficit of approximately $1.0 million for the nine months ended September 29, 2012. The revenue or expense reported by us as a result of currency fluctuations will be greater in times of U.S. dollar devaluation and less in times of U.S. dollar appreciation. We generally do not enter into derivative financial instruments to manage foreign currency exposure. At September 29, 2012, we did not have any significant outstanding foreign currency hedging contracts.

Commodity pricing risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include PVC resin, aluminum, and wood. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly. We manage the exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Our lease payments related to our sale/leaseback agreement include an annual increase based on the Consumer Price Index, which could expose us to potential higher costs in years with high inflation.

Consumer and commercial credit

As general economic conditions in the United States continue to be challenging for the Company and its customers, we have increased our focus on the credit worthiness of our customers. These procedures are necessary to ensure that our allowance for doubtful accounts is adequate and that we are performing proper due diligence prior to initiating sales. We will continue to monitor these statistics to ensure that issues, if any, are identified in a timely manner to reduce risk and minimize our bad debt exposure. If general economic conditions continue to worsen, additional reserves may be necessary.

BUSINESS

Company Overview

We are a leading manufacturer of exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for the fiscal year ended December 31, 2011. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl fencing, vinyl and composite railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers.

Additional information concerning our business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

History

Ply Gem Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek. The Ply Gem acquisition was completed on February 12, 2004. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired several additional businesses to complement and expand our product portfolio and geographical diversity. Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”), with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows.
•
On February 24, 2006, Ply Gem acquired Alenco, a manufacturer of aluminum and vinyl windows products. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•
On October 31, 2006, Ply Gem completed the acquisition of MHE (formerly known as Alcoa Home Exteriors), a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories. MHE is part of our Siding, Fencing, and Stone segment and operates under common leadership with our siding business.

•
On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we have named Ply Gem Pacific Windows, a leading manufacturer of premium vinyl windows and patio doors.

•
On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products. Ply Gem Stone is part of our Siding, Fencing, and Stone segment and operates under common leadership with our siding business.

•	On July 30, 2012, Ply Gem acquired substantially all of the assets of Greendeck Products, LLC, a composite products development company.

Business Strategy

We are pursuing the following business and growth strategies:

•
Capture Growth Related to Housing Market Recovery. As a leading manufacturer of exterior building products, we intend to capitalize on the recovery in new construction and home repair and remodeling. The National Association of Home Builders’ (“NAHB”) 2011 estimate of single family housing starts was 434,000, which was approximately 62% below the 50-year average, representing a significant opportunity for growth as activity improves to rates that are more consistent with historical levels. The NAHB’s September 2012 forecast reflects this growth opportunity, with single family housing starts estimated to increase to 528,000 for 2012, which is an increase of approximately 21.5% from 2011. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect homeowners’ purchases to focus on items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends, through our balanced exposure to the new construction and home repair and remodel end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for many of the energy efficiency rebate and tax programs currently in effect or under consideration.

•
Continue to Increase Market Penetration. We intend to increase the market penetration of our siding, fencing, and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America and by pursuing cross-selling opportunities. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. For example, based on internal estimates and industry experience, in 2011 we increased our penetration of the U.S. vinyl siding market to approximately 36.0% from 32.3% in 2010 due in part to a significant customer win in the retail sales channel as well as a new business win from a top national builder that represented an existing top 10 customer in our window business. We believe that this demonstrates the substantial opportunity across our product categories to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. Another example of this cross-selling opportunity was the introduction in 2010 of a new line of vinyl windows under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products. We expect to build upon our share gains as the housing market recovers from its current low levels and to further enhance our leading positions.

•
Expand Brand Coverage and Product Innovation. We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our 2008 addition of stone veneer to our product offering in the Siding, Fencing, and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products.

Our new products frequently receive industry recognition, as evidenced by our Ply Gem Mira aluminum-clad wood window receiving top Product Pick at the International Builder’s Show in 2008, our Cedar Discovery designer accent product and Ovation vinyl siding product being named among the top 100 products in 2009 by leading industry publications, and our Ply Gem Stone True Stack and Designed Exterior Studio being named among the 101 best new products by Professional Builder and Professional Remodeler publications in 2012. The result of our commitment to product development and innovation has been demonstrated in the $310.1 million of incremental annualized sales that we recognized for new products introduced from 2009 to 2011.

•
Drive Operational Leverage and Further Improvements. While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and/or production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Industry Overview

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by repair and remodeling of existing homes and construction of new homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New home construction

New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2011, single family housing starts declined 71% according to the NAHB. While the industry has experienced a period of severe correction and downturn, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new household formations between 2010 and 2020 are expected to be approximately 11.8 million units. Favorable demographic trends and historically low interest rates should be stimulants for new construction demand in the United States.

During 2010, the Federal First-Time and Repeat Home Buyer Tax Credit programs provided a stimulant for housing demand during the first half of 2010 as the program expired on April 30, 2010. According to the U.S. Census Bureau, single family housing starts increased by approximately 27.0% during the first half of 2010 compared to the first half of 2009, while single family housing starts for the second half of 2010 decreased by approximately 11.7% compared to the second half of 2009. During 2011, single family housing starts declined by approximately 7.9% to 434,000 compared to 2010. The NAHB is currently forecasting single family housing starts to increase in 2012 and 2013 by 21.5% and 26.0%, respectively. In addition, new construction in Canada is expected to benefit from similar demand stimulants as new construction in the United States, such as strong demographic trends and historically low interest rate levels. According to the Canadian Mortgage and Housing Corporation (“CMHC”), housing starts in Alberta, Canada are estimated to increase by approximately 15.8% in 2012, demonstrating the recovery in new construction in Western Canada.

Home repair and remodeling

Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that continued to be depressed during 2011 and into 2012 due to general economic conditions and high unemployment levels. Although certain aspects of the federal stimulus plan enacted in early 2009, such as energy saving tax credits and Homestar, may have encouraged some consumers to make home improvements, including the replacement of older windows with newer more energy-efficient windows, management believes that these favorable measures were offset during 2010 by the effects of high unemployment, limited availability of consumer financing and lower consumer confidence levels. However, management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair, and an aging housing stock.

Description of Business

Financial information about our segments is included in the notes to consolidated financial statements and incorporated herein by reference.

Siding, Fencing, and Stone segment

Products

In our Siding, Fencing, and Stone segment, our principal products include vinyl siding and skirting, vinyl and aluminum soffit, aluminum trim coil, J-channels, wide crown molding, window and door trim, F-channels, H-molds, fascia, undersill trims, outside/inside corner posts, rain removal systems, injection molded designer accents such as shakes, shingles, scallops, shutters, vents and mounts, vinyl fence, vinyl and composite railing and stone veneer. We sell our siding and accessories under our Variform®, Napco®, Mastic® Home Exteriors and Cellwood® brand names and under the Georgia-Pacific brand name through a private label program. We also sell our vinyl siding and accessories to Lowe’s under our Durabuilt® private label brand name. Our vinyl and vinyl-composite fencing and railing products are sold under our Kroy® and Kroy Express brand names. Our stone veneer products are sold under our Ply Gem Stone brand name. A summary of our product lines is presented below according to price point:

	Mastic® Home Exteriors	Variform®	Napco®	Cellwood®	Durabuilt®	Georgia Pacific	Kroy®	Ply Gem® Stone

Specialty/Super Premium	Cedar Discovery® Structure® EPS Premium Insulated Siding	Heritage Cedar™ CSL 600®	Cedar Select® American Essence™	Cedar Dimensions™	670 Series™ Hand Split 650 Series™ Shingle Siding 660 Series™ Round Cut Siding	Cedar Spectrum™ Seasons		Fieldstone Tuscan Fieldstone Shadow Ledgestone Cut Cobblestone Cobblestone Ridgestone Riverstone Brick

Premium	Quest® T-Lok® Barkwood® Liberty Elite® Board + Batten	Timber Oak Ascent™ Vortex Extreme™ Board + Batten	American Splendor® Board + Batten™	Dimensions® Board + Batten	480 Series™ 440 Series™	Cedar Lane® Select Board + Batten	Elegance Vinyl Fence and Composite Rail

Standard	Carvedwood 44™ Silhouette Classic® Ovation™ Charleston Beaded®	Camden Pointe® Nottingham® Ashton Heights® Victorian Harbor®	American Herald® American Tradition American 76 Beaded®	Progressions® Colonial Beaded	450 Series™ Beaded	Heritage Hill™ Forest Ridge® Shadow Ridge® Castle Ridge® Somerset™ Beaded	Performance Vinyl Fence and Rail

Economy	Mill Creek® Brentwood® Trade Mark®	Contractors Choice®	American Comfort®	Evolutions®	410 Series™	Chatham Ridge® Vision Pro® Parkside® Oakside®	Classic Vinyl Fence

The breadth of our product lines and our multiple brand and price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end users (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution network that serves both the new construction and the home repair and remodeling sectors, which exhibit different, often counter-balancing, demand characteristics. In conjunction with our multiple brand and price point strategy, we believe our multi-channel distribution strategy enables us to increase our sales and sector penetration while minimizing channel conflict. We believe our strategy reduces our dependence on any one channel, which provides us with a greater ability to sustain our financial performance through economic fluctuations.

We sell our siding and accessories to specialty distributors (one-step distribution) and to wholesale distributors (two-step distribution). Our specialty distributors sell directly to remodeling contractors and builders. Our wholesale distributors sell to retail home centers and lumberyards who, in turn, sell to remodeling contractors, builders and consumers. In the specialty channel, we have developed an extensive network of approximately 800 independent distributors, serving over 22,000 contractors and builders nationwide. We are well-positioned in this channel as many of these distributors are both the largest and leading consolidators in the industry. In the wholesale channel, we are the sole supplier of vinyl siding and accessories to BlueLinx (formerly a distribution operation of the Georgia-Pacific Corporation), one of the largest building products distributors in the United States. Through BlueLinx and our BlueLinx dedicated sales force, our Georgia-Pacific private label vinyl siding products are sold at major retail home centers, lumberyards and manufactured housing manufacturers. A portion of our siding and accessories is also sold directly to home improvement centers. Our growing customer base of fencing and railing consists of fabricators, distributors, retail home centers and lumberyards. Our customer base of stone veneer products consists of distributors, lumberyards, retailers and contractors.

Our largest customer comprised 14.7% and 14.8% of the net sales of our Siding, Fencing, and Stone segment for the years ended December 31, 2011 and 2010, respectively.

Production and facilities

Vinyl siding, skirting, soffit and accessories are manufactured in our Martinsburg, West Virginia, Jasper, Tennessee, Stuarts Draft, Virginia and Kearney, Missouri facilities, while all metal products are produced in our Sidney, Ohio facility. The majority of our injection molded products such as shakes, shingles, scallops, shutters, vents and mounts are manufactured in our Gaffney, South Carolina facility. The vinyl and metal plants have sufficient capacity to support planned levels of sales growth for the foreseeable future. Our fencing and railing products are currently manufactured at our York, Nebraska and Fair Bluff, North Carolina facilities. The fencing and railing plants have sufficient capacity to support our planned sales growth for the foreseeable future. Our stone veneer products are manufactured at our Middleburg, Pennsylvania facility. Our manufacturing facilities are among the safest in all of North America with three of them having received the highest federal and/or state OSHA safety award and rating.

Raw materials and suppliers

PVC resin and aluminum are major components in the production of our Siding, Fencing, and Stone products. PVC resin and aluminum are commodity products and are available from both domestic and international suppliers. Changes in PVC resin and aluminum prices have a direct impact on our cost of products sold. Historically, we have been able to pass on the price increases to our customers. The results of operations for individual quarters can be negatively impacted by a delay between the time of raw material cost increases and price increases that we implement in our products, or conversely can be positively impacted by a delay between the time of a raw material price decrease and competitive pricing moves that we implement accordingly.

Competition

We compete with other national and regional manufacturers of vinyl siding, fencing, and stone products. We believe we are currently the largest manufacturer of vinyl siding in North America. Our vinyl siding competitors include CertainTeed, Alside, Royal Building Products and smaller, regional competitors. Based on our internal estimates and industry experience, we believe that we have increased our penetration of the U.S. vinyl siding end market in 2011 by 3.7% to approximately 36.0% of total unit sales as compared to approximately 32.3% in 2010. Our aluminum accessories competitors include Alsco, Gentek and other smaller regional competitors. Significant growth in vinyl fencing and railing has attracted many new entrants, and the sector today is fragmented. Our fencing and railing competitors include U.S. Fence, Homeland, Westech, Bufftech, and Azek. Our stone veneer competitors include Boral, Eldorado Stone, Coronado Stone and smaller, regional competitors. We generally compete on product quality, breadth of product offering, sales and service support. In addition to competition from other vinyl siding, fencing and stone products, our products face competition from alternative materials, such as wood, metal, fiber cement and masonry siding. Increases in competition from other exterior building products manufacturers and alternative building materials could cause us to lose customers and lead to net sales decreases.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Siding, Fencing, and Stone segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Siding, Fencing, and Stone segment is dependent on any one of our trademarks, we believe that our trademarks are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because a portion of our overhead and expenses are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

We generally carry increased working capital during the first half of a fiscal year to support those months where customer demand exceeds production capacity. We believe that this is typical within the industry.

Backlog

Our Siding, Fencing, and Stone segment had a backlog of approximately $8.5 million at December 31, 2011, and a backlog of approximately $7.5 million at December 31, 2010. The backlog for our Siding, Fencing, and Stone segment was approximately $13.0 million as of September 29, 2012. We expect to fill 100% of the orders during 2012 that were included in our backlog at December 31, 2011 and September 29, 2012.

Windows and Doors segment

Products

In our Windows and Doors segment, our principal products include vinyl, aluminum, wood and clad-wood windows and patio doors and steel, wood, and fiberglass entry doors that serve both the new construction and the home repair and remodeling sectors in the United States and Canada. Our products in our Windows and Doors segment are sold under the Ply Gem® Windows, Great Lakes® Window, Mastic® by Ply Gem, and Ply Gem® Canada brands. In the past, we have also sold our windows and doors under our CWD Windows and Doors brand names. A summary of our current product lines is presented below according to price point:

	Ply Gem U.S. Windows		Mastic by Ply Gem	Great Lakes Window	Ply Gem Canada
	New Construction	Replacement		Replacement	New Construction
Specialty/ Super-Premium	Mira® Premium Series	Select Series	Mastic 5000 Series	Uniframe® EcoSMART	Regency® Ambassador® Fusion®

Premium	Pro Series - West	Premium Series	Mastic 4000 Series	Lifestyles®	Envoy® Diplomat® Concorde®

Standard	Pro Series - East	Pro Series	Mastic 3000 Series	Seabrooke®	Pro Series

Economy	Builder Series	Contractor Series		Bayshore®

We continue introducing new products to the portfolio which allow us to enter or further penetrate new distribution channels and customers. The breadth of our product lines and our multiple price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end user markets (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution and product strategy that enables us to serve both the new construction and the home repair and remodeling sectors. By offering this broad product offering and industry leading service, we are able to meet the local needs of our customers on a national scale. This strategy has enabled our customer base (existing and new) to simplify their supply chain by consolidating window suppliers. Our good, better, best product and price point strategy allows us to increase our sales and sector penetration while minimizing channel conflict. This strategy reduces our dependence on any one channel, providing us with a greater ability to sustain our financial performance through economic fluctuations.

The new construction product lines are sold for use in new residential and light commercial construction through a highly diversified customer base, which includes independent building material dealers, regional/national lumberyard chains, builder direct/OEMs and retail home centers. Our repair and remodeling window products are primarily sold through independent home improvement dealers, one-step distributors, and big box retail outlets. Dealers typically market directly to homeowners or contractors in connection with remodeling requirements while distributors concentrate on local independent retailers.

In Canada, sales of product lines for new construction are predominantly made through direct sales to builders and contractors, while sales for repair and remodeling are made primarily through retail lumberyards. Ply Gem Canada products are distributed through nine company-owned distribution centers.

Our sales to our top five largest window and door customers represented 28.9% and 26.9% of the net sales of our Windows and Doors segment for the years ended December 31, 2011 and 2010, respectively.

Production and facilities

Our window and door products leverage a network of vertically integrated production and distribution facilities located in Virginia, Ohio, North Carolina, Georgia, Texas, California, Washington and Alberta, Canada. Our window and door manufacturing facilities have benefited from our continued investment and commitment to product development and product quality combined with increasing integration of best practices across our product offerings. In 2010, we began producing vinyl compound for our west coast facilities which improved our operating efficiency and resulted in lower production cost for these items. In 2010, we continued making upgrades to insulated glass production lines in anticipation of more stringent energy efficiency requirements driven by changes in building codes and consumer demand for Energy Star rated products.

While market conditions required us to close three facilities in 2009, all of our facilities have the ability to increase capacity in a cost effective manner by expanding production shifts. Ongoing capital investments will focus upon new product introductions and simplification, equipment maintenance and cost reductions. Our manufacturing facility in Western Canada received the highest provincial safety award during 2010, demonstrating our commitment to safety.

Raw materials and suppliers

PVC compound, wood, aluminum and glass are major components in the production of our window and door products. These products are commodity products available from both domestic and international suppliers. Historically, changes in PVC compound, aluminum billet and wood cutstock prices have had the most significant impact on our material cost of products sold in our Windows and Doors segment. We are one of the largest consumers of PVC resin in North America and we continue to leverage our purchasing power on this key raw material. The PVC resin compound that is used in our window lineal production is produced internally. The leveraging of our PVC resin buying power and our PVC resin compounding capabilities benefits all of our window companies. Our window plants have consolidated glass purchases to take advantage of strategic sourcing savings opportunities. In addition, we have continued to vertically integrate aluminum extrusion in our window plants.

Competition

The window and patio door sector remains fragmented, comprised primarily of local and regional manufacturers with limited product offerings. The sector’s competitors in the United States include national brands, such as Jeld-Wen, Simonton, Pella and Andersen, and numerous regional brands, including MI Home Products, Atrium, Weathershield and Milgard. Competitors in Canada include Jeld-Wen, Gienow, All Weather and Loewen. We generally compete on service, product performance, a complete product offering, sales and support. We believe all of our products are competitively priced and that we are one of the only manufacturers to serve all end markets and price points.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Windows and Doors segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Windows and Doors segment is dependent on any one of our trademarks, we believe that our trademarks are important to the Windows and Doors segment and the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Accordingly, our working capital is typically higher in the second and third quarters as well. Because much of our overhead and expense are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

Because we have successfully implemented lean manufacturing techniques and many of our windows and doors are made to order, inventories in our Windows and Doors segment do not change significantly with seasonal demand.

Backlog

Our Windows and Doors segment had a backlog of approximately $19.4 million at December 31, 2011, and approximately $16.9 million at December 31, 2010. The backlog for our Windows and Doors segment was approximately $29.2 million as of September 29, 2012. We expect to fill 100% of the orders during 2012 that were included in our backlog at December 31, 2011 and September 29, 2012.

Environmental and Other Regulatory Matters

Our facilities are subject to numerous United States and Canadian federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites, and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. In addition, we have been identified as one of many potentially responsible parties for contamination present at certain offsite locations to which we or our predecessors are alleged to have sent hazardous materials for recycling or disposal. We may be held liable, or incur fines or penalties in connection with such requirements or liabilities for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for known or newly-discovered contamination at any of our properties from activities conducted by previous occupants. The amount of such liability, fine or penalty may be material. Certain environmental laws impose strict, and under certain circumstances joint and several, liability for the cost of addressing releases of hazardous substances upon certain classes of persons, including site owners or operators and persons that disposed or arranged for the disposal of hazardous substances at contaminated sites.

We believe that our current operations are in substantial compliance with all applicable environmental laws and that we maintain all material permits required to operate our business.

Based on available information, we do not believe that any known compliance obligations, claims, releases or investigations will have a material adverse effect on our results of operations, cash flows or financial position. However, there can be no guarantee that previously known or newly-discovered matters or any inability to enforce our available indemnification rights against previous owners of our subsidiaries will not result in material costs or liabilities.

Under the stock purchase agreement governing the Ply Gem acquisition, our former parent, Nortek, has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from our former ownership or operation of subsidiaries or properties where such ownership or operation ceased prior to the completion of the Ply Gem acquisition and for certain other liabilities. Our ability to seek indemnification from Nortek is, however, limited by the strength of Nortek’s financial condition, which could change in the future, as well as by limits to any such indemnities or obligations. Nortek has also covenanted that after the Ply Gem acquisition, it will not dispose of all or substantially all of its property and assets in a single transaction or series of related transactions, unless the acquirer of either its residential building products segment or HVAC segment (whichever is sold first) assumes all of Nortek’s obligations (including Nortek’s indemnification obligations) under the stock purchase agreement.

We are currently involved in environmental proceedings involving Ply Gem Canada and Alberta Environment (arising from subsurface contamination discovered at our Calgary, Alberta property), and we may in the future be subject to environmental proceedings involving Thermal-Gard, Inc. (arising from groundwater contamination in Punxsutawney, Pennsylvania), Kroy Building Products, Inc. (relating to contamination in a drinking water well in York, Nebraska), and Mastic Home Exteriors, Inc. (relating to a closed landfill site in Sidney, Ohio). Under the stock purchase agreement governing the Ply Gem acquisition, Nortek has agreed to indemnify us fully for any liability in connection with the Punxsutawney contamination. Alcan Aluminum Corporation assumed the obligation to indemnify us with respect to certain liabilities for environmental contamination of the York property occurring prior to 1994 when it sold the property to us in 1998. Our former subsidiary, Hoover Treated Wood Products, Inc., is involved in an environmental proceeding with the Georgia Department of Natural Resources in connection with a contaminated landfill site in Thomson, Georgia. While we had assumed an obligation to indemnify the purchaser of our former subsidiary when we sold Hoover Treated Wood Products, Inc., our obligation has been novated and assumed by Nortek. Our ability to seek indemnification or enforce other obligations is, however, limited by the strength of the financial condition of the indemnitor or responsible party, which could change in the future, as well as by limits to any such indemnities or obligations.

On February 24, 2011, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, received a draft Administrative Order on Consent from the United States Environmental Protection Agency (the “EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA) relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. MW finalized the Administrative Order on Consent with the EPA, Region III, and it became effective on September 12, 2011. As part of the Administrative Order on Consent, during the fourth quarter, MW provided the EPA with a preliminary cost estimate of approximately $1.8 million over the remediation period. Certain liabilities for this subject contamination have been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, we are similarly indemnified by U.S. Industries, Inc. Our ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future.

In addition, under the stock purchase agreement governing the MWM Holding acquisition, the sellers agreed to indemnify us for the first $250,000 in certain costs of compliance with the New Jersey Industrial Site Recovery Act at a facility of MW in Hammonton, New Jersey and for 75% of any such costs between $250,000 and $5.5 million. Our ability to seek indemnification or enforce other obligations is, however, limited by the strength of the financial condition of the indemnitor or responsible party, which could change in the future, as well as by limits to any such indemnities or obligations.

We voluntarily comply with the Vinyl Siding Institute (“VSI”) Certification Program with respect to our vinyl siding and accessories. Under the VSI Certification Program, third party verification and certification, provided by Architectural Testing, Inc. (“ATI”), is used to ensure uniform compliance with the minimum standards set by the American Society for Testing and Materials (“ASTM”). Those products compliant with ASTM specifications for vinyl siding will perform satisfactorily in virtually any environment. Upon certification, products are added to the official VSI list of certified products and are eligible to bear the official VSI certification logo.

Employees

As of September 29, 2012, we had 4,661 full-time employees worldwide, of whom 4,216 were in the United States and 445 were in Canada. While employees at our Canadian plant and our Bryan, Texas plant are currently our only employees with whom we have a collective bargaining agreement, we are currently in the process of negotiating a collective bargaining agreement with a recently elected union at our distribution facility in British Columbia, Canada.

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Approximately 4.6% of our total employees are represented by the United Brotherhood of Carpenters and Joiners of America, pursuant to a collective bargaining agreement with certain of our Canadian employees, which expires on December 31, 2014.

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Approximately 8.5% of our total employees are represented by the International Chemical Workers Union Council, pursuant to a collective bargaining agreement with certain of our Alenco Windows employees, which expires in December 2013.

Financial Information about Geographic Areas

All of the Company’s operations are located in the United States and Canada. Revenue from external customers for the nine months ended September 29, 2012 consisted of:

•	$793.1 million from United States customers

•	$57.3 million from Canadian customers

•	$2.3 million from all other foreign customers

        Revenue from external customers for the year 2011 consisted of:

•	$959.2 million from United States customers

•	$70.9 million from Canadian customers

•	$4.8 million from all other foreign customers

        Revenue from external customers for the year 2010 consisted of:

•	$915.5 million from United States customers

•	$75.9 million from Canadian customers

•	$4.5 million from all other foreign customers

        Revenue from external customers for the year 2009 consisted of:

•	$882.9 million from United States customers

•	$65.0 million from Canadian customers

•	$3.5 million from all other foreign customers

At September 29, 2012, December 31, 2011, 2010, and 2009, long-lived assets totaled approximately $17.4 million, $17.1 million, $18.0 million, and $17.5 million, respectively, in Canada, and $607.1 million, $630.9 million, $667.5 million, and $729.7 million, respectively, in the United States. We are exposed to risks inherent in any foreign operation, including foreign exchange rate fluctuations.

Properties

Our corporate headquarters is located in Cary, North Carolina. We own and lease several additional properties in the U.S. and Canada. We operate the following facilities as indicated, and each facility is leased unless indicated with “Owned” under the Lease Expiration Date column below.

Location	Square Footage	Facility Use	Lease Expiration Date
Siding, Fencing, and Stone Segment
Jasper, TN	270,000	Manufacturing and Administration	Owned
Fair Bluff, NC (1)	198,000	Manufacturing and Administration	09/30/2024
Kearney, MO (1)	175,000	Manufacturing and Administration	09/30/2024
Kansas City, MO	125,000	Warehouse	12/31/2013
Valencia, PA (2)	104,000	Manufacturing and Administration	09/30/2024
Martinsburg, WV (1)	163,000	Manufacturing and Administration	09/30/2024
Martinsburg, WV	165,000	Warehouse	04/14/2016
York, NE (1)	76,000	Manufacturing	09/30/2024
Stuarts Draft, VA	257,000	Manufacturing and Administration	Owned
Sidney, OH	819,000	Manufacturing and Administration	Owned
Gaffney, SC	259,000	Manufacturing and Administration	Owned
Harrisonburg, VA	358,000	Warehouse	02/28/2018
Blacksburg, SC	49,000	Warehouse	Month-to-month
Kansas City, MO	36,000	Administration	12/31/2017
Middleburg, PA	100,000	Manufacturing and Administration	12/31/2016
South Pittsburgh, TN	95,000	Warehouse	10/31/2014
Gaffney, SC	55,000	Warehouse	12/31/2013
Selinsgrove, PA	32,000	Warehouse	Month-to-month

Windows and Doors Segment
Calgary, AB, Canada (1)	301,000	Manufacturing and Administration	09/30/2024
Walbridge, OH (1)	250,000	Manufacturing and Administration	09/30/2024
Walbridge, OH	30,000	Warehouse	05/30/2017
Rocky Mount, VA (1)	600,000	Manufacturing and Administration	09/30/2024
Rocky Mount, VA	163,000	Manufacturing	05/31/2013
Rocky Mount, VA	180,000	Manufacturing	08/31/2016
Rocky Mount, VA	70,000	Warehouse	02/16/2016
Rocky Mount, VA	80,000	Warehouse	08/31/2013
Rocky Mount, VA	120,000	Warehouse	08/31/2016
Rocky Mount, VA	50,000	Warehouse	Month-to-month
Roanoke, VA	13,000	Administration	03/31/2013
Fayetteville, NC	56,000	Warehouse	Owned
Peachtree City, GA	148,000	Manufacturing	08/19/2014
Peachtree City, GA	40,000	Manufacturing	Owned
Dallas, TX	54,000	Manufacturing	08/31/2015
Dallas, TX	29,000	Warehouse	06/30/2015
Bryan, TX	273,000	Manufacturing and Administration	08/20/2014
Bryan, TX	75,000	Manufacturing	12/31/2014
Auburn, WA	262,000	Manufacturing and Administration	12/31/2013
Corona, CA	128,000	Manufacturing and Administration	12/30/2015
Sacramento, CA	234,000	Manufacturing and Administration	09/12/2019

Corporate
Cary, NC	20,000	Administration	10/31/2015

(1)	These properties are included in a long-term lease entered into as a result of a sale/leaseback agreement entered into in August 2004 as part of the funding for the purchase of MWM Holding.
(2)	This property was subleased to a third party during 2010.

Legal Proceedings

From time to time, we may be involved in legal proceedings and litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, personal injury, product liability, warranty and modification, adjustment or replacement of component parts of units sold.

On February 24, 2011, MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, received a draft Administrative Order on Consent from the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA) relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. MW finalized the Administrative Order on Consent with the EPA, and it became effective on September 12, 2011. As part of the Administrative Order on Consent, during the fourth quarter, MW provided the EPA with a preliminary cost estimate of approximately $1.8 million over the remediation period. Certain liabilities for this subject contamination have been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, we are similarly indemnified by U.S. Industries, Inc. Our ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future.

MANAGEMENT

Board of Directors and Executive Officers

The Board of Directors of Ply Gem Prime Holdings, Inc., Ply Gem Holdings, and Ply Gem Industries are identical.

Name	Age	Position(s)
Frederick J. Iseman	60	Chairman of the Board and Director
Gary E. Robinette	64	President, Chief Executive Officer and Director
Shawn K. Poe	50	Vice President and Chief Financial Officer
John Wayne	50	Executive Vice President, Chief Operating Officer
Lynn Morstad	48	President, U.S. Windows Group
John Buckley	48	President, Siding Group
Timothy D. Johnson	37	General Counsel
David N. Schmoll	53	Senior Vice President, Human Resources
Robert A. Ferris	70	Director
Steven M. Lefkowitz	48	Director
John D. Roach	69	Director
Michael Haley	62	Director
Timothy T. Hall	43	Director
Jeffrey T. Barber	59	Director

Set forth below is a brief description of the business experience for each member of our Board of Directors and our executive officers.

Frederick J. Iseman – Chairman of the Board and Director

Since the Ply Gem acquisition, Frederick Iseman has served as our Chairman of the Board of Directors. Mr. Iseman is currently Chairman and CEO of CI Capital Partners, a private equity firm which was founded by Mr. Iseman in 1993. Prior to establishing CI Capital Partners, Mr. Iseman founded Hambro-Iseman Capital Partners, a merchant banking firm. From 1988 to 1990, Mr. Iseman was a member of the Hambro International Venture Fund. Mr. Iseman is a former Chairman of the Board of Anteon International Corporation and a former director of Buffets Holdings, Inc. Mr. Iseman graduated from Yale University with a BA in English Literature.

Mr. Iseman’s experience in the private equity field provides us with valuable insight regarding acquisitions, debt financings, equity financings and public market sentiment. In addition, Mr. Iseman’s experience with growing portfolio companies similar to the Company provides benchmarking and other industry tools pertinent to us. Mr. Iseman’s background and experiences qualify him to serve as Chairman of the Board.

Gary E. Robinette – President, Chief Executive Officer and Director

Gary E. Robinette was appointed our President and Chief Executive Officer in October 2006 at which time he was also elected to our Board of Directors. Prior to joining Ply Gem, Mr. Robinette served as Executive Vice President and COO at Stock Building Supply, formerly a Wolseley company, since September 1998, and was also a member of the Wolseley North American Management board of directors. Mr. Robinette held the position of President of Erb Lumber Inc., a Wolseley company, from 1993 to 1998 and served as Chief Financial Officer and Vice President of Carolina Holdings which was the predecessor company of Stock Building Supply. Mr. Robinette received a BS in accounting from Tiffin University, where he is a member of the Board of Trustees, and a MBA from Xavier University, where he is a member of the President’s Advisory Board. He is also a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies.

Mr. Robinette’s 30 years of experience with building products and distribution companies provides the Board with relevant industry knowledge and expertise pertinent to the current economic environment. Throughout Mr. Robinette’s tenure with various building product companies, he has experienced the housing industry’s thriving growth, as well as a number of recessionary declines in the market. These experiences provide the Board with valuable insight regarding strategic decisions and the future direction and vision of the Company.

Shawn K. Poe – Vice President and Chief Financial Officer

Since the Ply Gem acquisition, Mr. Poe has served as our Vice President and Chief Financial Officer. Mr. Poe was appointed Vice President of Finance of our siding and accessories subsidiaries in March 2000. Prior to joining the Company, Mr. Poe held the position of Corporate Controller and various other accounting positions at Nordyne, Inc., which he joined in 1990. In addition, Mr. Poe held various accounting positions with Federal Mogul Corporation from 1984 to 1990. Mr. Poe graduated from Southeast Missouri State University in 1984 with a BS in Accounting. Mr. Poe graduated from Fontbonne College in 1994 with an MBA.

John Wayne – Executive Vice President, Chief Operating Officer

Mr. Wayne was appointed Executive Vice President and Chief Operating Officer of the Company effective June 1, 2012. Mr. Wayne joined the Company in 1998, and prior to his appointment to Executive Vice President and Chief Operating Officer had been President of our siding and accessories subsidiaries since January 2002 and Vice President of Sales and Marketing for our Variform and Napco siding and accessories subsidiaries before that. Prior to joining us, Mr. Wayne worked for Armstrong World Industries, Inc. from 1985 to 1998, holding a variety of sales management positions, including Vice President of Sales. Mr. Wayne served as the Chairman of the Vinyl Siding Institute, the Chairman of the VSI Code and Regulatory Committee, and Chairman of the VSI board of directors through December 2007 when his term ended. Mr. Wayne graduated from the University of Wisconsin in 1984 with a BA in Finance and Marketing.

Lynn Morstad - President, U.S. Windows Group

Mr. Morstad was appointed President of our U.S. Windows Group in October 2007 after having served as President of our New Construction Window Group since November 2006. Prior to that, Mr. Morstad served as President, Chief Operating Officer and Chief Financial Officer respectively of MW Manufacturers Inc., a Ply Gem subsidiary he joined in 2000. From March 1998 to May 2000, Mr. Morstad was employed by the Dr. Pepper/Seven Up division of Cadbury Schweppes as Vice President and Corporate Controller. In addition, Mr. Morstad served in senior financial positions with various divisions of the Newell Company for more than eight years. Mr. Morstad is a graduate of the University of Iowa.

John Buckley – President, Siding Group

Mr. Buckley was appointed President of our Siding Group effective June 1, 2012. Mr. Buckley joined the Company in 1999, and prior to his appointment to President of our Siding Group had been Senior Vice President of Sales for our siding and accessories subsidiaries. Prior to joining us, Mr. Buckley worked for CertainTeed from 1991 to 1999, holding a variety of sales management positions. Mr. Buckley received a BA in communications from the University of Michigan in 1986, and a MSA from Madonna University in 1991.

Timothy D. Johnson - General Counsel

Mr. Johnson joined the Company in June 2008 as General Counsel. Prior to joining the Company, he served as Vice President and Regional Counsel at Arysta LifeScience North America from 2006 to 2008. Previously, Mr. Johnson was an attorney with the law firms of Hunton & Williams from 2003 to 2006 and Wilson Sonsini Goodrich & Rosati from 2001 to 2003. Mr. Johnson received a BA in biology from Taylor University in 1997, and a JD from Duke University School of Law in 2001.

David N. Schmoll - Senior Vice President, Human Resources

Mr. Schmoll was appointed Senior Vice President of Human Resources in July 2007. Prior to joining Ply Gem, he served as Vice President of Stock Building Supply (formerly a Wolseley plc company) since 1995. Prior to that position, he served as Director of Human Resources since 1989 at Carolina Holdings, the predecessor company of Stock Building Supply, with responsibility for all human resource and development functions. Previously, Mr. Schmoll served in both human resource and collective bargaining positions at Reynolds & Reynolds. Mr. Schmoll graduated from the University of North Texas in 1981 and has attended executive development programs at both Duke University and the International Institute of Management Development.

Robert A. Ferris – Director

Since the Ply Gem acquisition, Robert A. Ferris has served as a director. Mr. Ferris retired as Managing Director of CI Capital Partners in December 2007, and was employed by CI Capital Partners since March 1998. From 1981 to February 1998, Mr. Ferris was a General Partner of Sequoia Associates (a private investment firm headquartered in Menlo Park, California). Prior to founding Sequoia Associates, Mr. Ferris was a Vice President of Arcata Corporation, a NYSE-listed company. Mr. Ferris is a former director of Anteon International Corporation, Buffets Holdings, Inc., Timberjack, Inc. and Champion Road Machinery Ltd. Effective January 1, 2008, Mr. Ferris assumed the position of President of Celtic Capital LLC, the investment manager of the entities that primarily hold the assets and investments of the Ferris Family. Mr. Ferris attended Boston College and Fordham Law School.

Mr. Ferris’s prior tenure with CI Capital Partners as well as his public company experience as a director provides the Board with extensive knowledge of the debt and equity markets and the effect that pending strategic decisions will have on these public markets. Mr. Ferris provides advice regarding the impact of certain strategic decisions on both the Company and our industry.

Steven M. Lefkowitz – Director

Since the Ply Gem acquisition, Steven M. Lefkowitz has served as a director. Mr. Lefkowitz is President and Chief Operating Officer of CI Capital Partners, which he co-founded in 1993. From 1988 to 1993, Mr. Lefkowitz was employed by Mancuso & Company, a private investment firm, and served in several positions including as Vice President and as a Partner of Mancuso Equity Partners. Mr. Lefkowitz is a former director of Anteon International Corporation and Buffets Holdings, Inc. Mr. Lefkowitz graduated from Northwestern University and Kellogg Graduate School of Management.

Mr. Lefkowitz’s experience with private equity markets provides the Board integral knowledge with respect to acquisitions, debt financings and equity financings.

John D. Roach – Director

Since the Ply Gem acquisition, Mr. Roach has served as a director. Mr. Roach is Chairman of the Board and Chief Executive Officer of Stonegate International, a private investment and advisory services company, and has been employed by Stonegate International since 2001. Mr. Roach served as Chairman of the Board, President and Chief Executive Officer of Builders FirstSource, Inc. from 1998 to 2001, and as Chairman of the Board, President and Chief Executive Officer of Fibreboard Corporation from 1991 to 1997. From 1987 to 1991, Mr. Roach held senior positions with Johns Manville Corporation, including President of Building Products Operations as well as Chief Financial Officer of Manville Corp, and served as a Senior Officer with Braxton Associates, Booz Allen Hamilton as well as The Boston Consulting Group. In addition, Mr. Roach currently serves as a director of URS Corporation, an engineering firm, a director of PMI Group, Inc., a provider of credit enhancement products and lender services, and a director of VeriSign, a leading provider of internet infrastructure services. Mr. Roach has previously served as a director of Kaiser Aluminum Corporation and its subsidiary, Kaiser Aluminum & Chemical Corporation, as a director of Material Sciences Corp., a provider of materials-based solutions, and participated on the boards of Magma Power, NCI Building Systems and Washington Group International. Mr. Roach holds a BS degree in Industrial Management from Massachusetts Institute of Technology and received an MBA degree from Stanford University Graduate School of Business, with highest distinction.

Mr. Roach’s industry experience has provided valuable insight to the Board regarding strategic decisions. Mr. Roach understands the Board’s impact in establishing corporate governance and evaluating strategic alternatives. Mr. Roach’s vast experience with multiple Boards is valuable to the current Board when establishing the future direction of the Company.

Michael Haley – Director

Mr. Haley has served as a director since January 2005. Mr. Haley joined MW Manufacturers Inc. in June 2001 as President and served in this capacity until being named Chairman in January 2005. Mr. Haley retired as Chairman of MW in June 2005. Prior to joining MW, Mr. Haley was the President of American of Martinsville (a subsidiary of La-Z-Boy Inc.) from 1994 until May 2001 and was President of Loewenstein Furniture Group from 1988 to 1994. In addition, Mr. Haley currently serves as a director of American National Bankshares, Inc., Stanley Furniture Co. and LifePoint Hospitals, Inc. Mr. Haley graduated from Roanoke College in 1973 with a Bachelor’s Degree in Business Administration. From April 2006 to present, Mr. Haley has served as an advisor to Fenway Partners, a private equity firm.

Mr. Haley’s industry experience and background with the Company provides the Board with relevant industry knowledge and expertise when evaluating certain strategic decisions.

Timothy T. Hall – Director

In December 2006, the Board of Directors approved the addition of Mr. Hall as a member of the Board. Mr. Hall is a Managing Director at CI Capital Partners and has been employed by CI Capital Partners since 2001. Prior to joining CI Capital Partners, Mr. Hall was a Vice President at FrontLine Capital and an Assistant Vice President at GE Equity. Mr. Hall has an MBA from Columbia Business School and a BS degree from Lehigh University.

Mr. Hall’s experience with private equity markets provides the Board integral knowledge with respect to acquisitions, debt financings and equity financings.

Jeffrey T. Barber – Director

In January 2010, the Board of Directors approved the addition of Mr. Barber as a member of the Board. Mr. Barber is a certified public accountant who worked for PricewaterhouseCoopers LLP from 1977 to 2008 and served as managing partner of PricewaterhouseCoopers’ Raleigh, North Carolina office for 14 years. Mr. Barber is currently a Managing Director with Fennebresque & Co., a Charlotte, North Carolina based investment banking firm. In addition, Mr. Barber currently serves on the Board of Trustees of Blue Cross and Blue Shield of North Carolina and the Board of Directors of SciQuest, Inc., a procurement software company, where he serves as chair of the audit committee. Mr. Barber has a BS degree in accounting from the University of Kentucky.

Mr. Barber’s audit experience with PricewaterhouseCoopers LLP for 31 years in which he worked on initial public offerings, Sarbanes-Oxley 404 attestations, business acquisitions and debt financings provides the Board with the financial background and experience to ensure the Company’s consolidated financial statements comply with financial reporting guidelines. These experiences qualify Mr. Barber as a financial expert allowing him to contribute financial reporting considerations when evaluating certain strategic decisions.

Director Independence

We have determined that Messrs. Barber, Ferris, Haley and Roach are independent as such term is defined by the applicable rules and regulations of the New York Stock Exchange (the “NYSE”) and the federal securities laws.

EXECUTIVE COMPENSATION

Overview

This compensation discussion describes the material elements of compensation of the Company’s executive officers who served as named executive officers during our fiscal year ended December 31, 2011. The individuals who served as the principal executive officer and principal financial officer during 2011, as well as the other individuals included in the Summary Compensation Table below, are referred to as the “named executive officers.” This compensation discussion focuses primarily on compensation awarded to, earned by, or paid to the named executive officers in 2011, as reflected in the following tables and related footnotes and narratives, but also describes compensation actions taken before or after 2011 to the extent that it enhances an understanding of the executive compensation disclosure.

The principal elements of our executive compensation program are base salary, annual cash incentives, other personal benefits and perquisites, post-termination severance, equity-based interests, and a long-term incentive plan. The Company’s other personal benefits and perquisites consist of life insurance benefits and car allowances. The named executive officers are also eligible to participate in our 401(k) plan and our company-wide employee benefit health and welfare programs.

Compensation Program Objectives and Philosophy

General Philosophy

Our compensation philosophy is designed to provide a total compensation package to our executive officers that is competitive within the building materials industry and enables us to attract, retain, and motivate the appropriate talent for long-term success. In determining whether the components of our compensation packages, including salary and target bonus percentages, are competitive within the industry, we conduct informal, internal reviews of other building material companies that file public reports with the SEC to obtain a general understanding of such companies’ compensation practices. During the year ended December 31, 2010, the Compensation Committee retained a compensation consultant to evaluate the total compensation packages for our executive officers. As a result of this compensation consultant’s analysis, the Chief Executive Officer’s and the Chief Financial Officer’s base salaries were adjusted to market rates effective January 2011. We did not utilize the services of a compensation consultant for the years ended December 31, 2011 or 2009. We may continue to utilize a compensation consultant in future periods as necessary. The compensation consultant that was retained in 2010 did not perform any other services for the Company.

We believe that total compensation should be reflective of individual performance, which we evaluate based on the executive’s achievement of individual performance targets, such as increasing operational efficiencies and successfully meeting budget, product development and customer focused initiatives, but should also vary with our performance in achieving financial and non-financial objectives, thus rewarding the attainment of these objectives. We align compensation levels commensurate with responsibilities and experience of the respective executive officers. We balance these compensation levels with our risk management policies to mitigate any conflicts of interest. We also weight executive officers’ base salaries, incentive amounts, and equity awards in a manner intended to minimize risk-taking incentives that could have a detrimental effect on us.

The components of total compensation for our executive officers are as follows:

Base salary

In general. We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to provide a base wage that is not subject to our performance risk, as are other elements of our compensation, such as the annual cash incentive awards, equity interests, and long-term incentive awards described below. Base salaries of our named executive officers are only one component of our named executive officers’ compensation packages and will not substitute for our incentive awards.

Our President and Chief Executive Officer, Gary E. Robinette, reviews the base salaries for our named executive officers, other than the President and Chief Executive Officer, in November and December of each year with any recommended increases being based on our performance as well as the individual’s performance and responsibilities, which we believe to be consistent with our overall philosophy of rewarding both strong individual and Company performance. After this review, any salary increases for the executive officers other than the President and Chief Executive Officer are recommended by our President and Chief Executive Officer to our Compensation Committee and Board of Directors for approval. The base salary for our President and Chief Executive Officer is determined by the Compensation Committee of our Board of Directors, but will not be less than $530,000 per year.

Annual cash incentive awards

In general. We provide the opportunity for our named executive officers to earn an annual cash incentive award based upon our performance as well as the executive’s individual performance. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to motivate executives to achieve our financial goals. We believe that providing these annual incentives is consistent with our objective of providing compensation that varies with our performance in achieving financial and non-financial objectives.

2011 target award opportunities. Our 2011 performance measure is based upon the Company meeting or exceeding the following targets:

(i)
Adjusted EBITDA targets (80% of total bonus) – For purposes of measuring annual cash incentives, we define “adjusted EBITDA” as net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash loss (gain) on modification or extinguishment of debt, non-cash foreign currency gain/(loss), customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. We established adjusted EBITDA targets for each of our respective segments and corporate office personnel with a minimum level of adjusted EBITDA required before any target award is achieved. A portion of every dollar of incremental consolidated adjusted EBITDA above the minimum threshold level will go to fund the bonus pool. The actual 2011 award achieved as a percentage of the target award for each segment and the corporate office were as follows:

Percentage of Target
Siding, fencing, and stone	71.1%
Windows and doors	0%
Unallocated/Corporate	0%

(ii)
Net sales growth (10% of total bonus) – The net sales growth criteria is measured based upon net sales growth from 2010 to 2011. The Company’s minimum year-over-year net sales growth required for this component was $158.3 million, which was not achieved in 2011 due to depressed market conditions that persisted within the housing industry. As such, there will be no payout for this component of the annual cash incentive award.

(iii)
Innovation (10% of total bonus)– The innovation criteria was achieved if the Company effectively pursued new product opportunities or new operating processes or procedures. The Company substantially achieved the innovation target for 2011.

Depending upon each named executive officer’s responsibilities, a target award opportunity was established as a percentage of the individual officer’s base salary at a range from 75% to 100% of base salary. The target cash incentive opportunity percentage of base salary for each individual officer is established based upon the position within the Company and is comparable to like positions within our Company. Prior to the beginning of 2011, Mr. Robinette reviewed our annual cash incentive plans, the performance measures and resulting awards with our Compensation Committee and our Board of Directors. For the year ended December 31, 2011, annual target cash incentive opportunities for the named executive officers are 100% of base salary for Mr. Robinette and 75% of base salary for Messrs. Poe, Wayne, Morstad, and Schmoll. Based on the incentives above, the Company accrued targeted bonus payments of $70,000, $26,250, $216,752, $28,725, and $27,258 for Mr. Robinette, Mr. Poe, Mr. Wayne, Mr. Morstad, and Mr. Schmoll, respectively.

Perquisites and other personal benefits

In general. We provide the opportunity for our named executive officers to receive certain perquisites and other personal benefits, including car allowances and Company-paid life insurance premiums. We provide these benefits to provide an additional useful benefit for our executives, and we believe that providing these benefits is essential to our ability to remain competitive in the general marketplace for attracting and retaining executive talent. For the year ended December 31, 2011, we provided personal benefits and perquisites, including car allowances and Company-paid life insurance premiums, to all of our named executive officers, as described below in the “Summary Compensation Table.”

Equity awards

In general. Historically, we have provided the opportunity for our named executive officers to purchase both shares of common stock, par value $.01 per share (“Ply Gem Prime Common Stock”) and senior preferred stock, par value $.01 per share (“Ply Gem Prime Senior Preferred Stock”) in Ply Gem Prime, our parent company.

We believe it is vital to our Company to provide our named executive officers with the opportunity to hold an equity interest in our business. We believe that equity ownership among executives aligns management’s interests with those of stockholders and provides long-term incentives for the executives. Our named executive officers are the employees that have a significant impact on the long-term performance of the Company, so this opportunity is intended to incentivize them to improve the overall value of the business. Providing a Ply Gem Prime Senior Preferred Stock component as well as a Ply Gem Prime Common Stock component has allowed the executives to hold an ownership interest that has mirrored that held by non-employee investors in our Company and motivated and rewarded the executives for achieving financial objectives. We also believe that our management equity ownership structure promotes the retention of key management and that providing an equity component of compensation is consistent with our compensation objectives of rewarding performance-based compensation and attracting and retaining an appropriate caliber of talent.

The opportunities that we give our executive officers to invest in the business have been event-driven and have not been provided on any annual or other regular basis. The number of shares that a named executive officer has been permitted to purchase is determined based upon the individual’s level of responsibility within the Company. All equity purchases have been reviewed and approved by our Compensation Committee and Board of Directors.

Ply Gem Prime Common Stock. Some of our named executive officers have purchased Ply Gem Prime Common Stock either as (1) ”Incentive Stock” or (2) part of a strip of equity that is purchased at the same time the officer purchases shares of Ply Gem Prime Senior Preferred Stock.

Incentive Stock—Protected and unprotected. Ply Gem Prime Common Stock purchased as Incentive Stock becomes “Protected” over time, based on the officer’s continued service with the Company. Twenty percent (20%) of each officer’s Incentive Stock becomes Protected on the first anniversary of the purchase date and on each of the next four anniversaries. If the officer’s employment with us is terminated at any time, no remaining Incentive Stock that is not Protected (“Unprotected”) will become Protected. In addition, if a realization event or an initial public offering occurs at any time, any Incentive Stock that is Unprotected becomes immediately fully Protected.

Incentive Stock—Termination of employment. If a named executive officer’s Incentive Stock becomes Protected, the officer may have the opportunity to receive a greater per share price for such stock if the stock is purchased by Ply Gem Prime. Specifically, if the named executive officer’s employment with us is terminated for reasons other than cause, then Ply Gem Prime has the right to purchase the officer’s shares of Protected Incentive Stock at a price per share (the “Protected Stock Purchase Price”) equal to the quotient obtained by dividing (x) the excess of (i) a multiple of consolidated EBITDA over (ii) consolidated indebtedness, less the amount of unrestricted cash of Ply Gem Prime and its consolidated subsidiaries as of the date of termination by (y) the number of shares of fully diluted Ply Gem Prime Common Stock on the date of the officer’s termination of employment. For any Incentive Stock that is Unprotected as of termination, the purchase price is the lesser of (a) the original purchase price paid by the officer for the Incentive Stock, plus or minus any change in adjusted retained earnings per share from the date the shares were originally purchased through the end of the most recent fiscal quarter preceding the date of termination of employment and (b) the Protected Stock Purchase Price. If the officer is terminated for cause, all Incentive Stock held by the officer, whether or not Protected, will be repurchased by Ply Gem Prime for the same price applicable to Unprotected Incentive Stock in the preceding sentence.

We believe that this schedule whereby Incentive Stock becomes Protected over time aids in our ability to retain our named executive officers by requiring the executives’ continued service with the Company. In addition, because this schedule provides that the officers’ Incentive Stock becomes Protected upon certain corporate transactions, this schedule will provide the officers the incentive to work toward achieving such a transaction and to share in the value received by other shareholders.

If Ply Gem Prime Common Stock is not designated as Incentive Stock and is purchased as part of a strip with Ply Gem Prime Senior Preferred Stock, then the Ply Gem Prime Common Stock is fully vested at the time of purchase. This Ply Gem Prime Common Stock may be repurchased by Ply Gem Prime at any time following the officer’s termination of employment for the Protected Stock Purchase Price described above.

Ply Gem Prime Senior Preferred Stock. Ply Gem Prime Senior Preferred Stock that is purchased by the officers is fully vested at the time of purchase. This Ply Gem Prime Senior Preferred Stock may be repurchased by Ply Gem Prime at any time following the officer’s termination of employment and takes into account the liquidation value and the maximum dividend on the shares of Ply Gem Prime Senior Preferred Stock, consistent with the Certificate of Incorporation of Ply Gem Prime.

Phantom common and preferred stock units. Upon the completion of the Ply Gem acquisition and the MWM Holding acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in Ply Gem Prime Common Stock and any “phantom preferred stock units” were deemed invested in Ply Gem Prime Senior Preferred Stock. Certain of the phantom common stock units became “Protected” according to the same schedule as the Incentive Stock, based on the date the units were first awarded to the officers. Other phantom common stock units were not subject to any such schedule. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Ply Gem Prime’s stock having a fair market value equal to the account balance, in the discretion of Ply Gem Prime. The opportunity for any named executive officer to participate in the phantom stock plan, as well as their level of participation, was reviewed and approved by our board of directors.

For the first three quarters of 2006, the phantom units were recognized by us as liability awards that had to be marked to market every quarter. In addition, in 2004, 2005, and 2006, new tax rules governing nonqualified deferred compensation required a re-examination of the structure of the phantom stock plan. Because of the risk of volatility associated with the above accounting treatment and the complexity associated with tax and accounting rule changes, our Board of Directors determined that the cost associated with the administrative, accounting and tax work for the phantom stock units was excessive and outweighed the benefits of continuing to permit the officers to hold such units.

As such, in September 2006, we converted all phantom common and preferred stock units held by each named executive officer into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each officer in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of Ply Gem Prime Senior Preferred Stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account was paid on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, is paid on each such date, or, if earlier, the officer’s death, disability or a change of control. During the years ended December 31, 2011, 2010 and 2009, Mr. Morstad received phantom stock payouts of $216,630, $262,583 and $289,653, respectively.

In connection with the conversion described above, the Board of Directors authorized Ply Gem Prime to allow the named executive officers to invest in Ply Gem Prime Common Stock on September 25, 2006, which stock was either Incentive Stock or not, in the same proportion that the officer’s phantom units had been deemed invested in such stock.

Stock options. We may grant the named executive officers options to purchase shares of Ply Gem Prime Common Stock pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. Options granted pursuant to the 2004 Option Plan are intended to qualify as incentive stock options under the Code. In November 2011, we granted Mr. Robinette an option to purchase 150,000 shares of a new non-voting class of our common stock at an exercise price of $100. These stock options were not intended to qualify as incentive stock options. Our Compensation Committee determined that the November 2011 option grant was necessary for retention purposes and to keep Mr. Robinette aligned with shareholders to an extent commensurate with the amount of shares repurchased by Ply Gem Prime in 2011. (See “Certain Relationships and Related Party Transactions” for additional discussion). The stock options granted to the chief executive officer vest 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

Long-term incentive plan

During the year ended December 31, 2011, the Company finalized a long-term incentive plan (“LTIP”) for certain employees including named executive officers- Messrs. Robinette, Poe, Wayne, Morstad, and Schmoll. The long-term incentive plan was implemented to retain and incentivize the named executive officers to remain with the Company through the downturn in the housing market. The target bonus percentages were established at the following levels based on industry benchmarks for similar compensation programs for named executive officers:

Long-term incentive plan Target bonus percentage of base salary
Mr. Robinette	300%
Mr. Poe	150%
Mr. Wayne	150%
Mr. Morstad	150%
Mr. Schmoll	150%

The long-term incentive plan has two separate components:

Performance bonus (50% of long-term incentive bonus) – The performance bonus component vests over a two year period with the first potential payment in January 2013. The performance bonus can be paid either in cash or stock. The participants in the plan are required to be an employee at the time of the payment in order to receive the award. For 2011 and 2012, the performance criterion is 90% of budgeted EBITDA for these two combined years.

Restricted stock (50% of long-term incentive bonus) – The restricted stock component vests over a three year period with the first vesting date in January 2014 since the plan was incepted in 2011. In 2014, an appropriate number of shares of restricted stock or common stock will be provided to eligible participants, including named executive officers, equating to the 50% restricted stock component based on the fair value of the stock.

Employment agreements

President and Chief Executive Officer

CEO employment agreement

In October 2006, Mr. Robinette joined the Company and was appointed as our President and Chief Executive Officer. In connection with such appointment, Mr. Robinette entered into an employment agreement with us, pursuant to which we have agreed to pay him an annual base salary of not less than $530,000 and an annual cash incentive target of 100% of base salary. In addition, Mr. Robinette was provided the opportunity by our Compensation Committee and Board of Directors to purchase 125,660 shares of Ply Gem Prime Common Stock, at a price of $10.00 per share, 110,000 shares of which were shares of Incentive Stock. The previous employment agreement expired during 2011 and a new employment agreement was finalized between the Company and the President and Chief Executive Officer during November 2011, which extended the term of his agreement by three years.

CEO retention agreement

In November 2008, the Company finalized a retention agreement with Mr. Robinette for his continued service through September 1, 2011 at which point Mr. Robinette would be entitled to receive a one-time, lump-sum cash bonus of $2,000,000. The bonus amount represents an amount that the Board of Directors determined to be a reasonable and necessary amount to retain Mr. Robinette’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Robinette because we believe that Mr. Robinette’s experience and talent are necessary to guide us through the depressed residential housing markets which then existed. On May 27, 2010, Mr. Robinette’s retention agreement described above was amended so that he would receive a bonus of $3,000,000, rather than $2,000,000, payable upon the earlier of (i) the effective date of an initial public offering of the Company generating gross proceeds in excess of $100 million and (ii) September 1, 2011. This increase was made in light of his increased duties and our increased need for the retention of his services. During the year ended December 31, 2011, the Company made this $3,000,000 retention payment to Mr. Robinette.

During November 2011, the Company finalized a new retention agreement with Mr. Robinette for his continued services through December 31, 2014 at which point Mr. Robinette would be entitled to receive a one-time, lump-sum cash bonus of $2,000,000. The bonus amount represents an amount that the Board of Directors determined to be a reasonable and necessary amount to retain Mr. Robinette’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Robinette because we believe that Mr. Robinette’s experience and talent are necessary to guide us through the depressed residential housing and repair and remodeling markets.
Post-termination severance

We provide the opportunity for certain of our named executive officers to be protected under the severance provisions contained within their retention agreements and, for Mr. Robinette, his employment agreement, by providing salary continuation if employment is terminated under certain circumstances (two years for Mr. Robinette and one year for our other named executive officers). If the payment of severance to Mr. Robinette causes him to become subject to the golden parachute excise tax rules under Section 280G and 4999 of the Internal Revenue Code, then we will pay him a gross-up amount so that after all taxes are paid on the gross-up, he will have enough funds remaining to pay the excise tax imposed on the severance payments. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. These retention agreements and Mr. Robinette’s employment and retention agreements were approved by our Compensation Committee and Board of Directors, and the terms of these agreements can be found in individual agreements that have been filed as exhibits with the Securities and Exchange Commission (SEC). We believe the terms of our retention agreements and of Mr. Robinette’s employment agreement and amended retention agreement are consistent with the provisions and benefit levels of other companies based upon reviewing disclosures made by those companies with the SEC in order to obtain a general understanding of current compensation practices. We believe the arrangements and benefits opportunity contained within our retention agreements and Mr. Robinette’s employment agreement are reasonable and allow us to remain competitive in the general marketplace for executive talent. These arrangements are described in detail in “—Termination or change in control arrangements for 2011” below. The employment agreement between Mr. Robinette and the Company establishes the terms of his employment including salary and benefits, annual cash incentive award target and severance provisions in the event of termination of Mr. Robinette’s employment.

Chief Financial Officer retention payment

In November of 2008, the Company finalized a retention agreement with Mr. Poe for his continued service through September 1, 2011 at which point Mr. Poe would be entitled to receive a one-time, lump-sum cash payment of $650,000, which the Board of Directors determined to be a reasonable and necessary amount to retain Mr. Poe’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Poe because we believe that Mr. Poe’s experience and talent are necessary to guide us through the residential housing and repair and remodeling markets downturn which currently exists. During the year ended December 31, 2011, the Company made this $650,000 retention payment to Mr. Poe.

During November 2011, the Company finalized a new retention agreement with Mr. Poe for his continued services through December 31, 2014, at which point Mr. Poe would be entitled to receive a one-time, lump-sum cash bonus of $700,000. The bonus amount represents an amount that the Board of Directors determined to be a reasonable and necessary amount to retain Mr. Poe’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Poe because his prior retention arrangement was paid out and we believe that Mr. Poe’s experience and talent remain necessary to guide us through the residential housing and repair and remodeling markets, which continue to be depressed.

The following table shows information concerning the annual compensation during 2011 for services provided to us by our President and Chief Executive Officer, our Vice President and Chief Financial Officer and our three other most highly compensated executive officers.

Summary Compensation Table

						Non-equity	Change in
				Stock	Option	Incentive Plan	Pension	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Value	Compensation	Total
Principal Position	Year	($)	($) (1)	(2)	($) (3)	($) (4)	(5)	($) (6)	($)

Gary E. Robinette	2011	$700,000	$3,000,000	$1,050,000	$5,261,100	$70,000	$-	$35,527	$10,116,627
President &	2010	580,000	-	-	298,272	-	-	27,066	905,338
Chief Executive Officer	2009	580,000	-	-	-	-	-	13,894	593,894

Shawn K. Poe	2011	350,000	650,000	262,500	-	26,250	-	33,354	1,322,104
Vice President &	2010	300,000	-	-	248,560	-	-	26,864	575,424
Chief Financial Officer	2009	300,000	-	-	-	-	-	304,836	604,836

John Wayne	2011	394,165	-	291,375	-	216,752	-	31,642	933,934
President, Siding Group	2010	388,500	-	-	-	19,425	-	25,687	433,612
	2009	388,500	-	-	-	-	-	20,279	408,779

Lynn Morstad	2011	375,417	-	277,500	-	28,725	15,017	32,276	728,935
President,	2010	370,000	-	-	-	-	9,879	25,649	405,528
Windows & Doors	2009	370,000	-	-	-	-	5,582	21,112	396,694

David N. Schmoll	2011	262,604	-	194,063	-	27,258	-	33,341	517,266
Sr. Vice President,	2010	-	-	-	-	-	-	-	-
Human Resources	2009	-	-	-	-	-	-	-	-

(1)	The amounts in this column represent retention cash payments during 2011. These retention bonuses are described in the “Employment agreements” section above.
(2)
The amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of the restricted stock portion of the long-term incentive plan 2011 grants. This long-term incentive plan is described in the “General Philosophy” section of the Compensation Discussion and Analysis above.

(3)
For the years ended December 31, 2011, 2010, and 2009, the amounts in this column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718 made during each respective year. Refer to Note 11 to the consolidated financial statements for a discussion of the assumptions made in the valuation.

(4)
The amounts in this column represent performance-based cash bonuses earned for services rendered during 2011, 2010 and 2009. These incentive bonuses are described in the “Compensation Discussion and Analysis - Annual Cash Incentive Awards” section above.

(5)
None of the named executive officers, other than Lynn Morstad, are covered by either of the Company’s pension plans. For Mr. Morstad, the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2011 increased by $10,544 and $4,473, respectively. For Mr. Morstad, the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2010 increased by $6,930 and $2,949, respectively, and the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2009 increased by $3,927 and $1,655, respectively. The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax-qualified.

(6)	The amounts in this column with respect to 2011 consist of the following items for each named executive officer shown below:
•	Gary E. Robinette: $18,480 car allowance, $9,697 insurance premiums, and $7,350 company 401(k) contributions..
•	Shawn K. Poe: $14,400 car allowance, $11,604 insurance premiums, and $7,350 company 401(k) contributions.
•	John Wayne: $14,400 car allowance, $11,813 insurance premiums, and $5,429 company 401(k) contributions.
•	Lynn Morstad: $14,400 car allowance, $11,751 insurance premiums, and $6,125 company 401(k) contributions.
•	David N. Schmoll: $14,400 car allowance, $11,591 insurance premiums, and $7,350 company 401(k) contributions.

Grants of Plan-Based Awards for 2011

			Estimated Future Payouts Under Non-equity Incentive Plan Awards (1)		All Other Stock Awards	Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Award	Grant Date	Target	Maximum	(2)	(#) (3)	($/Sh)	(3)
Gary E. Robinette	Stock options	Nov 11, 2011	$—	$—	$—	150,000	$100	$5,261,100
	Long-term incentive plan	Jan 1, 2011	1,050,000	—	1,050,000	—	—	—
	Annual incentive plan	N/A	700,000	1,050,000	—	—	—	—

Shawn K. Poe	Long-term incentive plan	Jan 1, 2011	262,500	—	262,500	—	—	—
	Annual incentive plan	N/A	262,500	393,750	—	—	—	—

John Wayne	Long-term incentive plan	Jan 1, 2011	291,375	—	291,375	—	—	—
	Annual incentive plan	N/A	301,574	452,361	—	—	—	—

Lynn Morstad	Long-term incentive plan	Jan 1, 2011	277,500	—	277,500	—	—	—
	Annual incentive plan	N/A	287,250	430,875	—	—	—	—

David N. Schmoll	Long-term incentive plan	Jan 1, 2011	194,063	—	194,063	—	—	—
	Annual incentive plan	N/A	201,000	301,500	—	—	—	—

(1)
These amounts represent the target payout amounts for the performance portion of the long-term incentive plan awards and the target and maximum payouts for the incentive plan granted to each named executive officer in 2011.

(2)
These amounts represent the restricted stock portion of the long-term incentive plan grant for each named executive officer when the stock vests after three years. The dollar amount of the payout is fixed at grant and will be paid in three years in a variable amount of restricted stock or Common Stock for this service component of the long-term incentive plan.

(3)
These amounts represent stock options granted to each of the named executive officers during 2011, computed in accordance with FASB ASC Topic 718. Refer to Note 11 to the consolidated financial statements for a discussion of the assumptions made in the valuation.

Outstanding Equity Awards at Fiscal Year-End for 2011

Name	Number of Securities Underlying Unexcercised Options (#) Excercisable (1)	Number of Securities Underlying Unexcercised Options (#)Unexcercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)

Gary E. Robinette	2,951	1,967	$80	October 2, 2018	10,500	$1,050,000
	2,400	9,600	$80	April 28, 2020	—	—
	—	150,000	$100	November 11, 2021	—	—

Shawn K. Poe	902	601	$80	October 2, 2018	2,625	262,500
	2,000	8,000	$80	April 28, 2020	—	—

John Wayne	1,930	1,286	$80	October 2, 2018	2,914	291,375
	9,000	6,000	$80	December 5, 2018	—	—

Lynn Morstad	2,318	1,545	$80	October 2, 2018	2,775	277,500
	7,200	4,800	$80	December 5, 2018	—	—

David N. Schmoll	23,200	5,800	$80	July 9, 2017	1,941	194,063
	88	59	$80	October 2, 2018	—	—

(1)
Each option becomes vested and exercisable with respect to 20% of the shares covered by the option on each of the first five anniversaries of the grant date, excluding Mr. Robinette’s November 2011 grant which vests 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

(2)
The Stock Awards set forth in this table represent restricted stock awards described in the long-term incentive plan section above. The actual number of shares eligible to vest in 2014 will be a number with an aggregate fair market value equal to the fixed dollar amount in the column to the immediate right, and the share numbers in this column were calculated by dividing that fixed number by $100, an estimate of the current fair market value of one share of our common stock.

(3)
The Market Value represents the fixed liability related to the long-term incentive plan to be settled in January 2014 with a variable amount of restricted stock or Common Stock based on the fair value of the stock at that time.

Stock Vested for 2011

Stock Awards
Name	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Gary E. Robinette	—	$ —
Shawn K. Poe	—	$ —
John Wayne	—	$ —
Lynn Morstad	—	$ —
David N. Schmoll	750	$ 75,000

(1)
The Stock Awards in this table represent the number of shares of Common Stock that were either vested on the date of grant or that became Protected during 2011, as described in the “Executive Compensation—Compensation Program Objectives and Philosophy—Equity Awards—Ply Gem Prime Common Stock” section above.

(2)
This amount represents the fair value of the shares of Common Stock that became Protected during 2011. These shares remain subject to certain transfer restrictions provided in a stockholders’ agreement with Ply Gem Prime. During the year ended December 31, 2011, there were no stock options exercised by any employees.

Pension Benefits for 2011

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d) (1)	(e)

Gary E. Robinette	NA
Shawn K. Poe	NA
John Wayne	NA
Lynn Morstad	MW Retirement Plan	4 (2)	$ 45,851
	MW SERP Plan	4 (2)	$ 19,449
David N. Schmoll	NA

(1)
The material assumptions used to derive the present value of the accumulated pension benefit shown in this table are set forth in Note 5 to our consolidated financial statements included elsewhere herein.

(2)	The number in this column is less than the number of the officer’s actual years of service with the Company. This is because the plans have been frozen, as described below.

Pension Plans

We maintain the MW Manufacturers, Inc. Retirement Plan, a tax-qualified defined benefit retirement plan, acquired with the MWM Holding acquisition in August 2004 (the “MW Retirement Plan”) and the MW Manufacturers, Inc. Supplemental Executive Retirement Plan (the “MW SERP Plan”), which covers our executives whose benefits are limited by operation of the Code. We refer to both the MW Retirement Plan and the MW SERP Plan together as the “MW Plans.” Mr. Morstad is a participant in the MW Plans. None of the other named executive officers are participants in our pension plans.

The MW Plans’ benefits are calculated based upon years of service with the Company and compensation levels during the service period. Participation under the MW Plans was frozen with respect to all salaried employees effective October 31, 2004. The decision to freeze the benefit provisions affects any executive officer under the MW Plans.

The normal retirement date to receive full benefits is the first calendar month following the participant’s 65th birthday. There are provisions under the MW Plans for a reduced benefit amount upon election of early retirement prior to age 65, with this option available to all participants of the MW Plans, including executive officers.

The benefit payment options under the MW Plans are as follows:

•	Life annuity;
•	Period certain annuities;
•	Joint and survivor annuity (if married); and
•	In some cases under the MW Retirement Plan only, a full or partial lump sum payment.

Nonqualified Deferred Compensation for 2011

	Aggregate Earnings	Aggregate Balance
	in Last FY	at Last FYE
Name	($)	($) (1)

Gary E. Robinette	—	—

Shawn K. Poe	—	138,452

John Wayne	—	395,632

Lynn Morstad	—	—

David N. Schmoll	—	—

(1)
The aggregate balance at December 31, 2011 represents the balance of the cash-denominated deferred compensation accounts established in connection with the conversion of the phantom stock plan awards on September 25, 2006, as described in “—Executive Compensation—Compensation Program Objectives and Philosophy—Equity awards—Phantom common and preferred stock units” above.

Termination or Change in Control Arrangements for 2011

Each of the named executive officers is entitled to certain payments and benefits in the event his employment is terminated by the Company without “cause” or he resigns following a “material adverse change”. The following chart quantifies these payments and benefits:

Name	Years	Severance ($) (1)	Benefits ($)	Bonus ($) (2)	Total ($)
Employment Agreement:
Gary E. Robinette	2	$1,400,000	$4,548	$70,000	$1,474,548

Retention Agreements:
Shawn K. Poe	1	350,000	11,064	26,250	387,314
John Wayne	1	402,098	11,192	216,752	630,042
Lynn Morstad	1	383,000	11,166	28,725	422,891
David N. Schmoll	1	268,000	11,005	27,258	306,263

(1)
As described in the narrative below, the severance arrangement is payable over a two-year salary continuation period for Mr. Robinette and a one-year salary continuation period for the other named executive officers.

(2)	A portion of the performance measures for the year ended December 31, 2011 were achieved. As a result, the amounts in this column represent the earned annual management incentive plan bonuses.

Mr. Robinette’s employment agreement and the retention agreements for each of Messrs. Poe, Wayne, Morstad and Schmoll provide that the officer will receive payments and benefits if he is terminated without “cause” or resigns following a “material adverse change.” “Cause” means certain failures to perform duties after demand by the Board of Directors or obey the Board of Directors or a senior executive of the Company, a material act of dishonesty in connection with executive duties, or conviction of a felony, a fraudulent or dishonest misdemeanor or a civil judgment for fraud.

“Material adverse change” is defined in Mr. Robinette’s employment agreement as an assignment of duties inconsistent with his position, reduction of salary or target bonus or Company action that would deny him any material employee benefit without his consent. “Material adverse change” in the retention agreements for the other named executive officers is defined the same as in Mr. Robinette’s employment agreement; however, it does not include a reduction in target bonus, but does include the Company requiring the executive to be based more than 50 miles from his current office location, as well as any Company breach of any provision of the retention agreement.

To receive any payments or benefits in connection with a termination for cause or material adverse change, the executive must release certain claims against the Company. In addition, the executive must comply with certain restrictive covenants, including a covenant not to compete with our business for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The restrictive covenants also prohibit the executives from soliciting our employees for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The covenants also prohibit disclosure of our confidential information and the mailing of disparaging statements about the Company and our people.

Mr. Robinette’s current employment agreement provides that he will receive an amount equal to two years of his base salary at the time of termination, plus medical insurance benefit coverage paid over the 24 months following termination. If Mr. Robinette dies or becomes disabled prior to December 31, 2014, he will be paid a pro rata portion of the $2,000,000 retention payment described above under “—Executive Compensation—Employment agreements—President and Chief Executive Officer.”

For the named executive officers other than Mr. Robinette, if the named executive officer’s employment is terminated during the year, the officer is eligible to receive an amount equal to one year of base salary at the rate at the time of termination, paid over a one year period, plus a pro rata portion of an amount equal to the lesser of the officer’s annual cash incentive award target or the actual cash incentive award that would have been paid under the incentive award plan had the officer been employed at the date that such cash incentive award is actually paid, paid in a lump sum as soon as practicable following the date on which the amount which will be paid is determined. The named executive officers other than Mr. Robinette are also eligible to receive a lump sum payment equal to a pro rata portion of any annual cash bonus the officer would have received with respect to the year of termination, paid when bonuses are paid to other executives, as well as continuation of medical and dental benefits for one year following termination of employment.

Mr. Poe may be eligible to receive severance in addition to that shown in the table above worth up to one additional year if at the end of the 12 month period following his termination he has not been able to obtain employment providing him with a salary of at least $350,000. If Mr. Poe dies or becomes disabled prior to December 31, 2014, he will be paid a pro rata portion of the $700,000 retention payment described above under “—Executive Compensation—Employment agreements—Chief Financial Officer retention payment.”

The named executive officers may be entitled to receive a cash payment for their individual shares of Incentive Stock, if Ply Gem Prime elects to exercise its call right under the existing stockholders agreement. If Ply Gem Prime had exercised its call right on December 31, 2011, the named executive officers would not have received any money for any of the shares of common stock because the value per share at December 31, 2011 per the formula and terms contained in the existing stockholders agreement is zero.

In addition, upon a change in control, all Ply Gem Prime Common Stock held by the named executive officers that is Unprotected will become Protected. Vesting of Ply Gem Prime Common Stock accelerates upon a change of control transaction or an initial public offering but only to the extent of the proportion of our business that is sold or offered to the public.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Frederick Iseman	$—	$—	$—	$—
Robert A. Ferris	—	—	—	—
Steven M. Lefkowitz	—	—	—	—
John D. Roach	77,500	—	—	77,500
Michael Haley	75,000	—	—	75,000
Jeffrey T. Barber	80,000	—	—	80,000
Timothy T. Hall	—	—	—	—

The Director fees consist of annual amounts for participation on the Board of Directors as well as participation on the Compensation Committee, the Audit Committee, and the Nominating and Governance Committee for certain directors.

During January 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three members of the Board of Directors (Mr. Roach, Mr. Haley, and Mr. Barber). These shares will vest over the 2012 calendar period.

Compensation Committee lnterlocks and Insider Participation

During 2011, our Compensation Committee consisted of: Mssrs. Steven M. Lefkowitz (chairman), John D. Roach, Timothy T. Hall, and Robert A. Ferris. None of these directors has ever served as an officer or employee of the Company. During 2011, none of the members of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officers(s) served as a member of our Board of Directors or our Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon completion of the Ply Gem Acquisition, Ply Gem Industries entered into an advisory agreement with CI Capital Partners LLC, (“CI Capital Partners”), which we refer to the “General Advisory Agreement”.

Under the General Advisory Agreement, CI Capital Partners provides us with acquisition and financial advisory services as the Board of Directors shall reasonably request. In consideration of these services, Ply Gem Industries agreed to pay CI Capital Partners (1) an annual fee equal to 2% of our EBITDA, as defined in such agreement, (2) a transaction fee, payable upon the completion by us of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by us of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of our company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on our net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to CI Capital Partners, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes. CI Capital Partners is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes.

The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or CI Capital Partners provide notice of termination. In addition, the General Advisory Agreement may be terminated by CI Capital Partners at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of our shares or shares of any of our parent companies. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to CI Capital Partners an amount equal to the present value of the annual advisory fees that would have been payable through the end of the initial term, based on our cost of funds to borrow amounts under our senior credit facilities. On November 6, 2012, the Company and CI Capital Partners amended the General Advisory Agreement to extend the initial term for a period of 10 years to November 6, 2022. In addition, the amendment caps the amount payable in the event the General Advisory Agreement is terminated prior to the end of the initial term to an amount equal to the present value of the annual advisory fees that would have been payable through the earlier of (a) December 31 following the third anniversary of the date of termination or (b) the end of the initial term, based on our cost of funds to borrow amounts under our senior credit facilities. Under the General Advisory Agreement, the Company paid management fees of approximately $2.3 million, $2.5 million, and $2.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. Under the General Advisory Agreement the Company paid management fees of approximately $2.1 million and $1.8 million for the nine months ended September 29, 2012 and October 1, 2011, respectively.

In 2009, affiliates of the Company’s controlling stockholder purchased approximately $281.4 million of the 9% Senior Subordinated Notes. During 2010, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by such affiliates were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings, our indirect parent company, in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries for no consideration as a capital contribution and cancelled on February 12, 2010. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million of the 9% Senior Subordinated Notes held by affiliates of the Company’s controlling stockholder). During the years ended December 31, 2010 and 2009, the Company paid these affiliates approximately $9.8 million and $15.5 million, respectively, of interest for the 9% Senior Subordinated Notes owned by these related parties.

During 2010, the Company received equity contributions of approximately $2.5 million from certain members of management. In addition, the Company repurchased equity of approximately $4.2 million from certain former members of management. As of December 31, 2010, approximately $1.2 million was classified as a current liability in accrued expenses in the consolidated balance sheet. During the year ended December 31, 2011, the approximate $1.2 million was paid in cash by the Company and reflected as an equity repurchase in 2011 on the Company’s consolidated statement of cash flows.

During June 2010, the Company made a state tax payment of approximately $1.5 million for Ply Gem Prime. Ply Gem Prime incurred a state tax liability as a result of the 9% Senior Subordinated Notes debt extinguishment and related contribution during the first quarter of 2010 in which Ply Gem Prime recognized a capital gain of approximately $13.3 million. Ply Gem Prime is a holding company with no independent operating assets or liabilities other than its investment in the Company and therefore had no ability to make tax payments. The Company recognized this payment as a return of capital in the Company’s consolidated balance sheet as of December 31, 2010.

During the fourth quarter of 2011, Ply Gem Prime entered into a stock repurchase agreement with the Company’s Chief Executive Officer providing for the repurchase of 125,660 shares of common stock of Ply Gem Prime for $12.6 million. The repurchase was made by Ply Gem Prime with cash proceeds provided by the Company. Also during 2011, the Company repurchased equity of approximately $0.3 million from a former member of management.

As a result of the Ply Gem acquisition, Ply Gem Prime Holdings was the common parent of an affiliated group of corporations that includes Ply Gem Holdings, Ply Gem Industries and their subsidiaries. Ply Gem Prime Holdings elected to file consolidated federal income tax returns on behalf of the group. Accordingly, Ply Gem Prime Holdings, Ply Gem Industries and Ply Gem Holdings have entered into a Tax Sharing Agreement, under which Ply Gem Industries and Ply Gem Holdings will make payments to Ply Gem Prime Holdings. These payments will not be in excess of the tax liabilities of Ply Gem Industries, Ply Gem Holdings, and their respective subsidiaries, if these tax liabilities had been computed on a stand-alone basis. As previously stated, on January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime Holdings, with Ply Gem Prime Holdings as the surviving corporation.

Before entering into any related party transaction, it is the Company’s policy to submit the proposed transaction to the Board for approval. The Company is not subject to the New York Stock Exchange listing requirements. As such, the Board has not made any affirmative determinations regarding material relationships of the directors with the Company, meaning that as of December 31, 2011, none of the Company’s current non-employee directors qualified as independent directors as defined in Section 303A of the NYSE’s Listed Company Manual.

PRINCIPAL STOCKHOLDERS

Ply Gem Holdings is the sole holder of all 100 issued and outstanding shares of Ply Gem Industries’ common stock. Ply Gem Prime Holdings, Inc. is the sole holder of all 100 issued and outstanding shares of common stock of Ply Gem Holdings.

The following table sets forth the number and percentage of the outstanding shares of common stock of Ply Gem Prime Holdings, Inc. beneficially owned as of December 11, 2012 by:

•	each named executive officer;
•	each of our directors;
•	each person known to us to be the beneficial owner of more than 5% of the common stock of Ply Gem Prime Holdings; and
•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table below is c/o Ply Gem Industries, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

	Shares Beneficially Owned (1)
Name of Beneficial Owner	Common Shares (2)%

Caxton-Iseman (Ply Gem), L.P. (3)	828,040	19.4%
Caxton-Iseman (Ply Gem) II, L.P. (3)	2,990,767	70.0%
Frederick J. Iseman (3) (4)	3,818,807	89.4%
Robert A. Ferris (3)	—	*
Steven M. Lefkowitz (3) (5)	3,818,807	89.4%
Gary E. Robinette	—	*
Shawn K. Poe	40,608	1.0%
John Wayne	45,304	1.1%
Lynn Morstad	55,974	1.3%
David N. Schmoll	4,376	*
John D. Roach	3,577	*
Michael Haley	10,939	*
Timothy Hall (3)	—	*
All Directors and Executive Officers as a Group	3,978,959	93.2%

* Less than 1%.
(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.
(2)	Ply Gem Prime Holdings also has a series of non-voting senior preferred stock.
(3)	Address is c/o CI Capital Partners LLC, 500 Park Avenue, New York, New York 10022.
(4)
By virtue of his indirect control of Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P., Mr. Iseman is deemed to beneficially own (i) the 3,818,807 shares of common stock of Ply Gem Prime Holdings held by those entities and (ii) the 1,417,853 preferred securities of Ply Gem Prime Holdings held by those entities which is 97.8% of the outstanding preferred securities of Ply Gem Prime Holdings.

(5)
By virtue of being a director of the general partner of Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P., Mr. Lefkowitz is deemed to beneficially own (i) the 3,818,807 shares of common stock of Ply Gem Prime Holdings held by those entities and (ii) the 1,417,853 preferred securities of Ply Gem Prime Holdings held by those entities which is 97.8% of the outstanding preferred securities of Ply Gem Prime Holdings.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

General

On January 26, 2011, Ply Gem Holdings, Ply Gem Industries, each of the subsidiary guarantors and Ply Gem Canada entered into a senior secured asset-based revolving credit facility (the “ABL Facility”) with UBS Securities LLC, as joint lead arranger and joint bookrunner, UBS AG, Stamford Branch, as U.S. administrative agent and U.S. collateral agent (the “Administrative Agent”), UBS AG Canada Branch, as Canadian administrative agent and Canadian collateral agent, Wells Fargo Capital Finance, LLC, as syndication agent, joint lead arranger, joint bookrunner and co-collateral agent (the “Co-Collateral Agent”), and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of our ABL Facility. This summary is not a complete description of all the terms of the ABL Facility.

The ABL Facility initially provided for revolving credit financing of up to $175.0 million subject to borrowing base availability, with a maturity of five years, including sub-facilities for letters of credit, swingline loans and borrowings in Canadian dollars and United States dollars by Ply Gem Canada. In August 2011, the Company exercised 50% of its eligible accordion feature under the ABL Facility (upsizing the revolving commitments by $37.5 million), increasing the Company’s ABL Facility from $175.0 million to $212.5 million. Under the terms of the ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the amended ABL Facility, $212.5 million of the ABL Facility is available to Ply Gem Industries, including a $15.0 million sub-facility available to Ply Gem Canada.

The borrowing base at any time equals the sum (subject to certain eligibility requirements, reserves and other adjustments) of:

•	85% of the net amount of other eligible receivables; and
•	85% of the net orderly liquidation value of eligible inventory; and
•	90% of the net amount of eligible credit card receivables.

All borrowings under the ABL Facility will be subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest Rate and Fees

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the Administrative Agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the ABL Facility will be subject to step ups and step downs based on average excess availability under that facility. Swingline loans will bear interest at a rate per annum equal to the base rate plus the applicable margin. In addition to paying interest on outstanding principal under the ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees.

Mandatory Prepayments

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, Ply Gem Industries will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Facility is less than the greater of (a) 15% of the lower of the revolving credit commitments and the borrowing base and (b) $20 million (or $17.5 million for the months of January, February and March) or certain events of default have occurred, all cash from Ply Gem Industries material deposit accounts (including all concentration accounts) will be swept daily into a collection account controlled by the Administrative Agent under the ABL Facility and used to repay outstanding loans and cash collateralize letters of credit.

Voluntary Prepayments

Ply Gem Industries may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to Eurodollar loans.

Amortization and Final Maturity

There is no scheduled amortization under the ABL Facility. All outstanding loans under the facility are due and payable in full on January 26, 2016.

Guarantees and Security

All obligations under the ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly-owned domestic subsidiaries. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the Guarantors, including:

•	a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing; and
•
a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the guarantors’ material owned real property and equipment and all assets that currently secure the notes on a first-priority basis.

The obligations of Ply Gem Canada, are secured by a first-priority security interest in substantially all of the assets of Ply Gem Canada and by Ply Gem Industries’ and the Guarantors’ assets on the same basis as borrowings by Ply Gem Industries are secured under the ABL Facility, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

Restrictive Covenants and Other Matters

The ABL Facility requires that if excess availability is less than the greater of (a) 12.5% of the lower of the revolving credit commitments and the borrowing base and (b) $17.5 million or if an event of default occurs, Ply Gem Industries must comply with a minimum fixed charge coverage ratio test. In addition, the ABL Facility includes covenants that, subject to significant exceptions, limit Ply Gem Industries’ ability and the ability of Ply Gem Holdings and Ply Gem Industries’ subsidiaries to, among other things, incur debt, incur liens and engage in sale leaseback transactions, make investments and loans, pay dividends, engage in mergers, acquisitions and asset sales, prepay certain indebtedness, amend the terms of certain material agreements, enter into agreements limiting subsidiary distributions, engage in certain transactions with affiliates and alter the business that they conduct.

The ABL Facility contains events of default customary for financings of this type, including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Facility to be in full force and effect and changes of control. If such an event of default occurs, the lenders under the ABL Facility would be entitled to take various actions, including the acceleration of amounts due under the ABL Facility and, subject to the Intercreditor Agreement, all actions permitted to be taken by a secured creditor.

In connection with the offering of the initial notes, we have obtained an amendment to the ABL Facility to permit the refinancing of the 13.125% Senior Subordinated Notes with the proceeds of the initial notes.

Existing 8.25% Senior Secured Notes

We currently have $840.0 million in aggregate principal amount of 8.25% Senior Secured Notes outstanding, which were issued by Ply Gem Industries in February 2011 and February 2012 and are guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries. The 8.25% Senior Secured Notes mature February 15, 2018 and bear interest at a rate of 8.25%.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the original aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $80.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries. The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indenture) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on January 24, 2013, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)
Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)
Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)
Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc.;
(2)	a commercial bank or trust company having an office or correspondent in the United States; or
(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:
(a)
by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company; or

(b)
for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.
(2)	a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.
(3)
a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)
trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)
you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;
(3)
you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act;

(4)
you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and
(6)
if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)
you tender through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2)
on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)
the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;
(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;
(3)
be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and
(5)
if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer;
(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;
(3)
there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose;

(4)
there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer; and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;
(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or
(3)
waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the initial note offering and the exchange offer over the term of the notes.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By Registered & Certified Mail:
Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9303-121
P.O. Box 1517
Minneapolis, MN 55480

By Regular Mail or Courier:
Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9303-121
6th St & Marquette Avenue
Minneapolis, MN 55479

In Person by Hand Only:
Wells Fargo Bank, N.A.
Corporate Trust Services
Northstar East Building - 12th Floor
608 Second Avenue South
Minneapolis, MN 55402

By facsimile (for eligible institutions only): (612) 667-6282

For information or confirmation by telephone: (800) 344-5128

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)
certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or
(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	an initial purchaser requests us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer;
(2)	you are not eligible to participate in the exchange offer;
(3)
you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(4)	you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF THE NOTES

As used below in this “Description of the Notes” section, the “Issuer” means Ply Gem Industries, Inc., a Delaware corporation, and its successors, but not any of its subsidiaries. The Issuer issued the initial notes and will issue the exchange notes described in this prospectus (collectively, the “Notes”) under an indenture, dated as of September 27, 2012 (the “Indenture”), among the Issuer, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus.

The following is a summary of the material terms and provisions of the Notes and the Indenture. The following summary does not purport to be a complete description of the Notes or such agreement and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain Definitions.”

Brief Description of the Notes and the Note Guarantees

The Notes:

•	are senior unsecured obligations of the Issuer;
•	are pari passu in right of payment with any existing and future senior Indebtedness of the Issuer;
•
are effectively subordinated to any secured Indebtedness of the Issuer, including the ABL Facility and the Senior Secured Notes, to the extent of the value of the collateral that secures such Indebtedness;

•	are structurally subordinated to all obligations of each Subsidiary of the Issuer that is not a Subsidiary Guarantor; and
•	are guaranteed on a senior unsecured basis by the Guarantors.

The Note Guarantees:

The Notes are guaranteed by Parent and all wholly-owned Subsidiaries of the Issuer (other than Unrestricted Subsidiaries and Foreign Subsidiaries). See “—Additional Note Guarantees.”
Each Note Guarantee:

•	is a senior unsecured obligation of the Guarantor;
•	is pari passu in right of payment with any existing and future senior Indebtedness of the Guarantor;
•
is effectively subordinated to the Guarantee of such Guarantor under any secured Indebtedness of such Guarantor, including the guarantees of the ABL Facility and the Senior Secured Notes, to the extent of the value of the collateral that secures such Indebtedness and is owned by such Guarantor; and

•	is structurally subordinated to all obligations of each Subsidiary of such Guarantor that is not a Subsidiary Guarantor.

As of the date of this prospectus, all of the Issuer’s subsidiaries are “Restricted Subsidiaries.” However, none of the Issuer’s Foreign Subsidiaries guarantee or will guarantee the Notes. See “Risk Factors—Risks Related to Our Substantial Indebtedness and the Notes—Our Canadian subsidiary and our other future foreign subsidiaries will not be guarantors, and your claims will be subordinated to all of the creditors of the non-guarantor subsidiaries.” In addition, under the circumstances described below under the subheading “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries,” the Issuer is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Issuer’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Issuer’s future Unrestricted Subsidiaries (if any) will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on April 15, 2017. The Notes bear interest at the rate shown on the cover page of this prospectus, payable on April 15 and October 15 of each year, commencing on April 15, 2013, to Holders of record at the close of business on April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

An aggregate principal amount of initial notes equal to $160 million was issued on September 27, 2012, and up to $160,000,000 aggregate principal amount of exchange notes is being issued in this offering. The Issuer may issue additional Notes having identical terms and conditions to the Notes, except for issue date, issue price, transfer restrictions, interest rate, first interest payment date and the amount of interest paid on the first interest payment date after such issue date, in an unlimited aggregate principal amount (the “Additional Notes”), subject to compliance with the covenants described under “—Certain Covenants—Limitations on Additional Indebtedness” and “—Certain Covenants—Limitations on Liens.” Any Additional Notes will be part of the same issue as the Notes and will be treated as one class with the Notes, including for purposes of voting, redemptions and offers to purchase; provided, however, that a separate CUSIP will be issued for any Additional Notes unless the Notes and Additional Notes are fungible for U.S. federal income tax purposes. For purposes of this “Description of the Notes,” except for the covenants described under “—Certain Covenants—Limitations on Additional Indebtedness” and “—Certain Covenants—Limitations on Liens,” references to the Notes include Additional Notes, if any.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Ranking

The Indebtedness evidenced by the Notes and the Note Guarantees is senior unsecured Indebtedness of the Issuer or the applicable Guarantor, as the case may be, and ranks pari passu in right of payment with all existing and future senior Indebtedness of the Issuer and the Guarantors, as the case may be. The Indebtedness evidenced by the Notes and the Note Guarantees is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer and the Guarantors, as the case may be. The Notes are unsecured obligations of the Issuer. Secured Indebtedness and other secured obligations of the Issuer will be effectively senior to the Notes to the extent of the value of the assets securing such Indebtedness or other obligations.

As of September 29, 2012:

(1) Parent, the Issuer and its Subsidiaries had $895.0 million aggregate principal amount of senior secured Indebtedness outstanding, consisting of $55.0 million of Indebtedness outstanding under the ABL Facility (with an additional $107.4 million of borrowing base availability) and $840.0 million of the Senior Secured Notes; and

(2) Parent, the Issuer and its Subsidiaries had $160.0 million of senior unsecured Indebtedness outstanding, consisting of the Notes.

Although the Indenture contains limitations on the amount of additional senior Indebtedness and secured Indebtedness that the Issuer and its Restricted Subsidiaries may Incur, under certain circumstances the amount of such senior Indebtedness and secured Indebtedness could be substantial. See “—Certain Covenants—Limitations on Additional Indebtedness” and “—Certain Covenants—Limitations on Liens.”

A significant portion of the operations of the Issuer is conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor, claims of creditors on such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuer, including the Holders of the Notes. The Notes and the Note Guarantee, therefore, are structurally subordinated to holders of Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer that are not Guarantors. Although the Indenture limits the incurrence of Indebtedness by certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitations on Additional Indebtedness.”

Note Guarantees

The Issuer’s obligations under the Notes and the Indenture are jointly and severally guaranteed on a senior unsecured basis (the “Note Guarantees”) by (1) Parent and (2) each Wholly- Owned Restricted Subsidiary (other than any Foreign Subsidiary). All of our current subsidiaries are wholly-owned.

Not all of our Subsidiaries will guarantee the Notes. Unrestricted Subsidiaries (if any), Foreign Subsidiaries and future domestic subsidiaries that do not guarantee any Credit Facility will not be Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the twelve months ended December 31, 2011, our Canadian subsidiary (which is the only subsidiary not guaranteeing the Notes) represented approximately 6.5% of our net sales, 4.9% of our operating earnings and 5.4% of our adjusted EBITDA. In addition, as of December 31, 2011, it held approximately 4.7% of our combined assets and had approximately $10.1 million of liabilities (including trade payables), to which the Notes would have been structurally subordinated.

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries,” the Issuer will be permitted to designate some of our Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;
•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Note Guarantee; and
•
the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

The obligations of each Subsidiary Guarantor under its Note Guarantee are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement permitted under clause (1) of “—Certain Covenants—Limitations on Additional Indebtedness”) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment for distribution under its Note Guarantee will be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on adjusted net assets of each Subsidiary Guarantor.

A Subsidiary Guarantor shall be released from its obligations under its Note Guarantee:

(1) in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Equity Interests of such Subsidiary Guarantor then held by the Issuer and the Restricted Subsidiaries;

(2) if such Subsidiary Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

(3) if such Subsidiary Guarantor shall not guarantee any Indebtedness under any Credit Facility (other than if such Subsidiary Guarantor no longer guarantees any Indebtedness under any Credit Facility as a result of payment under any guarantee of any such Indebtedness by any Subsidiary Guarantor); provided that a Subsidiary Guarantor shall not be permitted to be released from its Note Guarantee if it is an obligor with respect to Indebtedness that would not, under “—Certain Covenants—Limitations on Additional Indebtedness,” be permitted to be incurred by a Restricted Subsidiary that is not a Guarantor; or

(4) if the Issuer exercises its legal defeasance option or its covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Optional Redemption

Except as set forth below, the Notes may not be redeemed prior to October 15, 2014 (the “First Call Date”). At any time on or after the First Call Date, the Issuer, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the date of redemption, if redeemed during the 12-month period beginning October 15 of the years indicated:

Year	Optional Redemption Price
2014	104.688%
2015	102.344%
2016	100.000%

The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

At any time prior to the First Call Date, the Notes may also be redeemed, in whole or in part, at the Issuer’s option at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the date of redemption.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess of:

(a) the present value at such redemption date of (1) the redemption price of such Note on the First Call Date (such redemption price being that described in the first paragraph of this “Optional Redemption” section) plus (2) all required remaining scheduled interest payments due on such Note through the First Call Date, other than accrued interest to such redemption date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum, discounted on a semi-annual bond equivalent basis, over

(b) the principal amount of such Note on such redemption date.
Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate; provided, however, that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to the First Call Date; provided, however, that if the period from such redemption date to the First Call Date is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such redemption date to the First Call Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. Notwithstanding the foregoing, if the Treasury Rate is less than zero, then the Treasury Rate shall be zero.

Redemption with Proceeds from Equity Offerings

At any time prior to October 15, 2014, the Issuer may redeem at its option on any one or more occasions up to 40% of the aggregate principal amount of the Notes issued under the Indenture with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 109.375% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 60% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering. On or after October 15, 2014, and prior to October 15, 2015, the Issuer may redeem at its option on any one or more occasions up to 100% of the aggregate principal amount of the Notes issued under the Indenture with the net cash proceeds from one or more Qualified Equity Offerings at a redemption price equal to 103 % of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption. On or after October 15, 2015, and prior to October 15, 2016, the Issuer may redeem at its option on any one or more occasions up to 100% of the aggregate principal amount of the Notes issued under the Indenture with the net cash proceeds from one or more Qualified Equity Offerings at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Redemption Following a Change of Control Offer

At any time prior to the First Call Date, after the completion of a Change of Control Offer that was accepted by Holders of not less than 75% of the aggregate principal amount of Notes then outstanding, the Issuer may redeem all, but not less than all, of the Notes not validly tendered in the Change of Control Offer, at a redemption price equal to 101% of the principal amount, and accrued and unpaid interest, if any, to the date of redemption; provided that such redemption occurs within 90 days after the completion of such Change of Control Offer.

The Issuer may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described under “—Optional Redemption—Redemption with Proceeds from Equity Offerings,” selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company (“DTC”)) unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

Any redemption or notice of any redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a Qualified Equity Offering or Change of Control, other offering, issuance of Indebtedness, or other transaction or event. Notice of any redemption in respect thereof will be given prior to the completion thereof and may be partial as a result of only some of the conditions being satisfied. The Issuer may provide in such notice that payment of the redemption price and the performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

Change of Control

Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Within 30 days following any Change of Control, the Issuer will mail, or cause to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer. The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase. The Credit Agreement, the Senior Secured Notes and other existing Indebtedness of the Issuer contain, and future Indebtedness of the Issuer may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by holders of their right to require us to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not. Such defaults could result in amounts outstanding under the Credit Agreement, the Senior Secured Notes and such other Indebtedness being declared due and payable.

If a Change of Control Offer is made, there can be no assurance that the Issuer will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer’s obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. We will not be required to make a Change of Control Offer if notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of the Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.

Holders will not be entitled to require the Issuer to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. In addition, holders may not be entitled to require the Issuer to purchase their Notes in certain circumstances involving a significant change in the composition of the Issuer’s Board of Directors, including in connection with a proxy contest where the Issuer’s Board of Directors does not approve a dissident slate of directors elected by the shareholders but approves them as required by paragraph (2) of the definition of “Change of Control.”

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitations on Additional Indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided that the Issuer or any Guarantor may incur additional Indebtedness, and any Restricted Subsidiary may incur Acquired Indebtedness, in each case, if, after giving effect thereto, the Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the “Coverage Ratio Exception”).

Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer or any Guarantor under the Credit Facilities in an aggregate amount at any time outstanding not to exceed the greater of (a) $250.0 million and (b) the Borrowing Base as of the date of such incurrence;

(2) the Notes issued on the Issue Date and the Note Guarantees and the Exchange Notes and the Note Guarantees in respect thereof to be issued pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date including, without limitation, the Senior Secured Notes and the Senior Subordinated Notes (other than Indebtedness referred to in clauses (1) and (2) above, and after giving effect to the intended use of proceeds of the Notes);

(4) Indebtedness under Hedging Obligations of the Issuer or any Restricted Subsidiary not for the purpose of speculation; provided that if such Hedging Obligations are of the type that relate to Indebtedness described in clause (1) of the definition of Indebtedness, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(5) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, (a) that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5) and (b) any such Indebtedness made by Note Parties to Subsidiaries that are not Subsidiary Guarantors is either a Permitted Investment or permitted by the covenant “—Limitations on Restricted Payments;”

(6) Indebtedness in respect of bid, performance, surety bonds and workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance, surety bonds and workers’ compensation claims, self-insurance obligations and bankers acceptances;

(7) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding the greater of (a) $35.0 million and (b) 20% of Consolidated Net Tangible Assets at such time;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception, clause (2), (3) (other than the Senior Subordinated Notes), (11)(B) or (13)(B) of this paragraph or this clause (10);

(11) (A) Acquired Indebtedness of the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed $20.0 million at any time outstanding and (B) Acquired Indebtedness of the Issuer or any Restricted Subsidiary assumed or acquired in connection with a transaction governed by, and effected in accordance with, the first paragraph of the covenant described under “—Limitations on Mergers, Consolidations, Etc.;”

(12) Indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing any such acquisition; provided that the maximum aggregate liability in respect of all such obligations outstanding under this clause (12) shall at no time exceed (a) in the case of an acquisition, $10.0 million (provided that the amount of such liability shall be deemed to be the amount thereof, if any, reflected on the balance sheet of the Issuer or any Restricted Subsidiary (e.g., the amount of such liability shall be deemed to be zero if no amount is reflected on such balance sheet)) and (b) in the case of a disposition, the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(13) (A) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $30.0 million at any time outstanding and (B) Indebtedness of Foreign Subsidiaries if, after giving effect thereto the Consolidated Interest Coverage Ratio (with the references to the Issuer and the Restricted Subsidiaries in the definitions used in the calculation thereof being to Foreign Subsidiaries (other than Unrestricted Subsidiaries)) of all Foreign Subsidiaries would be at least 2.00 to 1.00; provided that Indebtedness under this clause (13) may be incurred under any Credit Facility;

(14) Indebtedness of the Issuer or any Restricted Subsidiary incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers in an aggregate amount, together with the aggregate amount of Investments under clause (13) of the definition of “Permitted Investments,” not to exceed $5.0 million at any time outstanding;

(15) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $50.0 million at any time outstanding; and

(16) Contribution Debt.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall classify and may reclassify, in its sole discretion, such item of Indebtedness and may divide, classify and reclassify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under the Credit Agreement on the Issue Date by the Issuer or any Guarantor shall be deemed to have been incurred under clause (1) above. If any Contribution Debt is redesignated as Incurred under any provision other than clause (16) above, the related issuance of Equity Interests may be included in any calculation under paragraph (3)(b) of “Limitations on Restricted Payments.” In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, co-issuances of Indebtedness, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included or subject to a separate incurrence calculation so long as such Indebtedness is incurred by a Person that could have incurred such Indebtedness.

Limitations on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after February 11, 2011 (other than Restricted Payments made pursuant to clause (2), (3), (4), (5), (6), (7), (8) or (9) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing the first date of the fiscal quarter beginning immediately after February 11, 2011 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit); plus

(b) 100% of the aggregate net cash proceeds received by the Issuer and 100% of the Fair Market Value at the time of receipt of assets other than cash, if any, received by the Issuer, either (x) as contributions to the common equity of the Issuer after February 11, 2011 or (y) from the issuance and sale of Qualified Equity Interests after February 11, 2011, other than (A) any such proceeds which are used to redeem Notes in accordance with the paragraph under “—Optional Redemption—Redemption with Proceeds from Equity Offerings” or (B) any such proceeds or assets received from a Subsidiary of the Issuer, plus

(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) incurred by the Issuer or any Restricted Subsidiary subsequent to February 11, 2011 is reduced on the Issuer’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (or a capital contribution in respect of Qualified Equity Interests) (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made after February 11, 2011, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash or other property (valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, plus

(e) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.
The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) any Restricted Payment made in exchange for, or out of the proceeds of the issuance and sale of, or capital contribution in respect of, Qualified Equity Interests (occurring within 90 days of such Restricted Payment);

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the issuance and sale, of or capital contribution in respect of, Qualified Equity Interests (occurring within 90 days of such redemption), (b) in exchange for, or out of the proceeds of the incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitations on Additional Indebtedness” covenant and the other terms of the Indenture (occurring within 90 days of such redemption) or (c) upon a Change of Control or in connection with an Asset Sale to the extent required by the agreement governing such Subordinated Indebtedness but only if the Issuer shall have complied with the covenants described under “—Change of Control” and “—Limitations on Asset Sales” and purchased all Notes validly tendered pursuant to the relevant offer prior to redeeming such Subordinated Indebtedness;

(4) payments by the Issuer or to Parent (or any other direct or indirect parent company) to permit Parent or Holdings (or any other direct or indirect parent company), and which are used by the Issuer, Parent or Holdings (or any other direct or indirect parent company), to purchase, redeem, otherwise acquire or retire Equity Interests of the Issuer, Parent or Holdings (or any other direct or indirect parent company) held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates); provided that the aggregate cash consideration paid therefor shall not exceed the sum of (A) $5.0 million during any calendar year (with unused amounts being available to be used in subsequent periods) plus (B) the amount of any net cash proceeds received by or contributed to the Issuer from the issuance and sale after February 11, 2011 of Qualified Equity Interests of Holdings, Parent, any other direct or indirect parent company, or the Issuer to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to this clause (4), plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (4); provided further, that so long as the issuance of Indebtedness to any officer, director or employee did not increase the amount available to be distributed as a Restricted Payment pursuant to clause 3(b) of the immediately preceding paragraph, the cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary in connection with the repurchase of Qualified Equity Interests will not be deemed to constitute a Restricted Payment under the Indenture;

(5) payments to Parent (or any other direct or indirect parent company) permitted pursuant to clauses (3) or (4) in the second paragraph of the covenant described under “—Limitations on Transactions with Affiliates;”

(6) (A) repurchases of Equity Interests deemed to occur upon exercise of stock options or the vesting of restricted stock, restricted stock units, deferred stock units or any similar securities if such Equity Interests represent a portion of the exercise price of such options (or withholding of Equity Interests to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities), (B) payments of cash, dividends, distributions, advances or other Restricted Payments by the Issuer or any Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants, (ii) the vesting or settlement of restricted stock, restricted stock units, deferred stock units or any similar securities or (iii) the conversion or exchange of Equity Interests of any such Person or (C) any Restricted Payment made by the Issuer to permit any payments by Parent (or any other direct or indirect parent company) described in section (A) and (B) of this clause (6);

(7) distributions to Parent (or any other direct or indirect parent company) in order to enable Parent or Holdings (or any other direct or indirect parent company) to pay customary and reasonable costs and expenses of an offering of securities of Parent or Holdings (or any other direct or indirect parent company) that is not consummated;

(8) additional Restricted Payments not to exceed $20.0 million; or

(9) payments of intercompany subordinated Indebtedness, the incurrence of which was permitted under clause (5) of the second paragraph of the covenant “Limitations on Additional Indebtedness;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom.

provided that (a) in the case of any Restricted Payment pursuant to clause (3)(c) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests pursuant to clause (2), (3) or (4)(B) above shall increase the Restricted Payments Basket.

For the avoidance of doubt, any “deemed dividend” resulting from the filing of a consolidated or combined tax return by any direct or indirect parent of the Issuer and not involving any cash distribution will not be a Restricted Payment.

Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary;
except for:

(1) encumbrances or restrictions existing under or by reason of applicable law, regulation or order;

(2) encumbrances or restrictions existing under the Note Documents;

(3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the date of the Indenture (including, without limitation, the Credit Agreement) as in effect on that date;

(5) restrictions relating to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions imposed under any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

(7) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(8) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture, asset sale and stock sale agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(10) Purchase Money Indebtedness incurred in compliance with the covenant described under “—Limitations on Additional Indebtedness” that impose restrictions of the nature described in clause (c) above on the assets acquired;

(11) restrictions on cash or other deposits or net worth imposed by suppliers, customers or landlords under contracts entered into in the ordinary course of business;

(12) encumbrances or restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of assets subject to such security agreements or mortgages;

(13) encumbrances or restrictions contained in Indebtedness of Foreign Subsidiaries, or municipal loan or related agreements entered into in connection with the incurrence of industrial revenue bonds, permitted to be incurred under the Indenture; provided that any such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred under the relevant circumstances and do not, in the good faith judgment of the Board of Directors of the Issuer, materially impair the Issuer’s ability to make payment on the Notes when due;

(14) any encumbrance or restriction pursuant to an agreement with a governmental entity providing for developmental financing on terms which are more favorable (at the time such agreement is entered into) than those available from third party financing sources;

(15) any encumbrance or restriction pursuant to the terms of any agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant titled “—Limitations on Additional Indebtedness” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein will not materially adversely impact the ability of the Issuer to make required principal and interest payments on the Notes; and

(16) any encumbrances or restrictions imposed by any amendments or refinancings of the Indebtedness, contracts, instruments or obligations referred to in clauses (1) through (15) above; provided that such amendments or refinancings are no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

Limitations on Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”) including aggregate payments or consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $10.0 million, an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above and (x) a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by a majority of the directors of the Issuer who are disinterested with respect to such Affiliate Transaction, approving such Affiliate Transaction or (y) if there are no such disinterested directors, a written opinion described in clause (b) below; and

(b) with respect to any Affiliate Transaction involving aggregate value of $50.0 million or more, the certificates described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor to the Board of Directors of the Issuer.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries; or (b) Restricted Subsidiaries; provided, in each case, that no Affiliate of the Issuer (other than a Restricted Subsidiary) owns any Equity Interests of any such Restricted Subsidiary;

(2) reasonable director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans), indemnification arrangements, compensation, employment and severance agreements, in each case approved by the Board of Directors;

(3) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Issuer and/or one or more Subsidiaries, on the one hand, and any other Person with which the Issuer or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Issuer or such Subsidiaries are part of a consolidated group for tax purposes, on the other hand, which payments by the Issuer and the Restricted Subsidiaries are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(4) any payment made to Parent (or any other direct or indirect parent company) to be used by Parent (or such parent company) solely (A) to pay its franchise taxes and other fees required to maintain its corporate existence and (B) to pay for general corporate and overhead expenses (including salaries and other compensation (including salary, bonus and benefits) of the employees and directors, board activities, insurance, legal (including litigation, judgments and settlements), accounting, corporate reporting and filing, administrative and other general operating expenses) incurred by Parent (or such parent company) in the ordinary course of business, provided, however, that all such payments pursuant to this clause shall not exceed in the aggregate $2.0 million per year;

(5) loans and advances permitted by clause (3) of the definition of “Permitted Investments;”

(6) payments to Sponsor or an Affiliate or Related Party thereof in respect of (A) management and consulting services rendered to the Issuer and the Restricted Subsidiaries in the amounts and at the times specified or permitted in the Advisory Agreement, as in effect on the Issue Date or as thereafter amended, extended, renewed or replaced in any manner, that, taken as a whole, is not more adverse to the interests of the Holders in any material respect than such agreement as it was in effect on the date the Advisory Agreement was entered into or (B) any termination of the Advisory Agreement and payments in respect thereof (as long as such payments are made out of the proceeds of an initial public offering of the Issuer, Parent or Holdings (or any other direct or indirect parent company)); provided that no Default described in clause (1), (2), (3), (7) or (8) of the definition of “Event of Default” shall have occurred and be continuing or occur as a consequence thereof;

(7) any Restricted Payments which are made in accordance with the covenant described under “—Limitations on Restricted Payments;”

(8) entering into an agreement that provides registration rights to the shareholders of the Issuer, Parent or Holdings (or any other direct or indirect parent company) or amending any such agreement with shareholders of the Issuer, Parent or Holdings (or any other direct or indirect parent company) and the performance of such agreements;

(9) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided that no Affiliate of the Issuer or any of its Subsidiaries other than the Issuer or a Restricted Subsidiary shall have a beneficial interest in such joint venture or similar entity;

(10) any merger, consolidation or reorganization of the Issuer with an Affiliate, solely for the purposes of (a) reorganizing to facilitate an initial public offering of securities of the Issuer, Parent, Holdings or other holding company, (b) forming a holding company or (c) reincorporating the Issuer in a new jurisdiction;

(11) (a) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests, or (b) the issuance or sale of any Qualified Equity Interests;

(12) (a) any agreement in effect on the Issue Date (other than the Advisory Agreement) and disclosed in the final offering memorandum for the initial notes, as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more adverse to the interests of the Holders in any material respect than such agreement as it was in effect on the Issue Date or (b) any transaction pursuant to any agreement referred to in the immediately preceding clause (a); or

(13) any Investment in a Foreign Subsidiary, a Restricted Subsidiary that is not a Guarantor or an Unrestricted Subsidiary; provided that no Affiliate of the Issuer or any of its Subsidiaries other than the Issuer or a Restricted Subsidiary shall have a beneficial interest in such Unrestricted Subsidiary.

Limitations on Liens

The Issuer shall not, and shall not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever securing any Indebtedness against any assets of the Issuer or any Subsidiary Guarantor (including Equity Interests of a Restricted Subsidiary or the Issuer), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom (other than Permitted Liens), unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Limitations on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) either (x) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents or (y) the cash or Cash Equivalents portion (without giving effect to clause (c) of the next paragraph) of the total consideration received in such Asset Sale shall be no less than an amount equal to the product of (A) 5.25 and (B) the portion of Consolidated Cash Flow for the Four-Quarter Period directly attributable to the assets included in such Asset Sale.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,

(b) the amount of any obligations, instruments or securities received from such transferee that are within 365 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received),

(c) the Fair Market Value of (i) any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in the Permitted Business, (ii) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer or (iii) a combination of (i) and (ii), and

(d) any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater (x) of $10.0 million and (y) 5.5% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary, as the case may be, pursuant to clause (b) above in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, by no later than 15 months following the later of the consummation thereof and the Issuer’s or Restricted Subsidiary’s receipt of the Net Available Proceeds, have applied all or any of the Net Available Proceeds therefrom:

(1) prepay, repay, purchase, repurchase or defease Senior Debt of the Issuer or any Subsidiary Guarantor or any Indebtedness of any other Restricted Subsidiary, provided, that in the case of any such prepayment, repayment, purchase, repurchase or defeasance under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility; and/or

(2) to (A) invest in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in the Permitted Business, (B) acquire Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B), provided that the Issuer or such Restricted Subsidiary shall be deemed to have applied Net Available Proceeds in accordance with this clause (2) within such 15-month period if, within such 15-month period, it has entered into a binding commitment or agreement to invest such Net Available Proceeds and continues to use all reasonable efforts to so apply such Net Available Proceeds as soon as practicable thereafter; provided, further, that upon any abandonment or termination of such commitment or agreement, the Net Available Proceeds not applied will constitute Excess Proceeds (as defined below). In addition, following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, cash (whether or not actual Net Available Proceeds of such Asset Sale) used for the purposes described in subclause (A), (B) and (C) of this clause (2) that are designated as uses in accordance with this clause (2), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Available Proceeds applied in accordance with this clause (2).

Pending the final application of any such Net Available Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Available Proceeds in any manner that is not prohibited by the Indenture.

The amount of Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds;” provided that until the aggregate amount of Excess Proceeds equals or exceeds $15.0 million, all or any portion of such Excess Proceeds may be invested in the manner described in clause (2) above and such invested amount shall no longer be considered Excess Proceeds.

When the aggregate amount of Excess Proceeds equals or exceeds $15.0 million, the Issuer will be required to make an offer to purchase from all Holders and, if applicable, to all holders of Senior Debt of the Issuer the provisions of which require the Issuer to make an offer to purchase such Indebtedness with the proceeds from any Asset Sales, in an aggregate principal amount of Notes and such Senior Debt equal to the amount of such Excess Proceeds as follows:

(1) the Issuer will make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture and to all holders of any such Senior Debt (and permanently reduce the related commitments (if any) in an amount equal to the principal amount so purchased), pro rata in proportion to the respective principal amounts of the Notes and such other Senior Debt, the maximum principal amount of Notes and Senior Debt that may be purchased out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the offer price for such Senior Debt (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Senior Debt is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

Limitations on Designation of Unrestricted Subsidiaries

The Issuer may designate any Subsidiary (including any newly formed or newly acquired Subsidiary) of the Issuer as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) either (A) the Subsidiary to be so Designated has total assets of $1,000 or less; or (B) the Issuer would be permitted to make, at the time of such Designation, (x) a Permitted Investment or (y) an Investment pursuant to the covenant described under “—Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.

No Subsidiary shall be Designated as an “Unrestricted Subsidiary” if such Subsidiary or any of its Subsidiaries owns (i) any Equity Interests (other than Qualified Equity Interests) of the Issuer or (ii) any Equity Interests of any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so Designated.

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “—Limitations on Liens,” the Issuer shall be in default of the applicable covenant.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer, delivered to the Trustee, certifying compliance with the foregoing provisions.

Limitations on the Issuance or Sale of Equity Interests of Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any shares of Equity Interests of any Restricted Subsidiary except (1) to the Issuer, a Restricted Subsidiary or the minority stockholders of any Restricted Subsidiary, on a pro rata basis, (2) to the extent such shares represent directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Wholly-Owned Restricted Subsidiary, or (3) if immediately after giving effect to such sale or issuance, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary. The sale of all the Equity Interests of any Restricted Subsidiary is permitted by this covenant but is subject to the covenant described under “—Limitations on Asset Sales.” Notwithstanding the foregoing, this covenant shall not prohibit the issuance or sale of Equity Interests of any Restricted Subsidiary in connection with (a) the formation or capitalization of a Restricted Subsidiary or (b) a single transaction or a series of substantially contemporaneous transactions whereby such Restricted Subsidiary becomes a Restricted Subsidiary of the Issuer by reason of acquisition of securities or assets from another Person; provided that following the consummation of any transaction or transactions contemplated by clause (a) or (b), the ownership of the Equity Interests of the relevant Restricted Subsidiary or Restricted Subsidiaries shall be as if this covenant had been complied with at all times.

Limitations on Mergers, Consolidations, Etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person (other than a merger with an Affiliate solely for the purpose of and with the effect of changing the Issuer’s jurisdiction of incorporation to another State of the United States or forming a holding company for the Issuer) or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation, limited liability company, partnership or similar entity organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture, in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, (a) the Issuer or the Successor, as the case may be, could incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception or (b) the Consolidated Interest Coverage Ratio of the Issuer or the Successor, as the case may be, would be not less than the Consolidated Interest Coverage Ratio of the Issuer immediately prior to such transaction.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

Parent will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person, or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of Parent and its Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless in either case:

(1) either:

(a) Parent will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Parent Successor”) is a corporation, limited liability company, partnership or similar entity organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Parent Successor (unless the Parent Successor is the Issuer) expressly assumes, by supplemental indenture, in form and substance reasonably satisfactory to the Trustee, all of the obligations of Parent under the Notes, the Indenture and the Registration Rights Agreement; and

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

Except as provided in the fifth paragraph under the caption “—Note Guarantees,” no Guarantor (other than Parent) may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger assumes, by supplemental indenture, in form and substance reasonably satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement, and is a corporation, limited liability company, partnership or similar entity organized and existing under the laws of any State of the United States of America or the District of Columbia; and

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer or Parent, as the case may be.

Upon any consolidation, combination or merger of Parent, the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer or Parent in accordance with the foregoing, in which Parent, the Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the surviving entity formed by such consolidation or into which Parent, the Issuer or such Guarantor is merged or the Person to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, Parent, the Issuer or such Guarantor under the Indenture, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a lease, Parent, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary may consolidate with, merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary (provided that if any party to any such transaction is a Note Party, the surviving entity or recipient entity, as the case may be, shall be a Note Party).

Additional Note Guarantees

The Issuer shall cause each Wholly-Owned Restricted Subsidiary (including any newly formed, newly acquired or newly Designated Restricted Subsidiary) (other than any Foreign Subsidiary) that guarantees any Indebtedness under any Credit Facility to:

(1) execute and deliver to the Trustee (a) a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such documents required by the preceding clause (1) (a) have been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitute valid and legally binding obligation of such Restricted Subsidiary in accordance with their terms.

Each Note Guarantee by a Guarantor may be released as described under “— Note Guarantees.”

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will furnish to the Holders of Notes, or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within the time periods that would be applicable to the Issuer if it were subject to Section 13(a) or 15(d) of the Exchange Act (giving effect to Rule 12h-5 and Rule 12b-25 under the Exchange Act):

(1) all quarterly and annual financial and other information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (giving effect to Rule 12h-5 and Rule 12b-25 under the Exchange Act) (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request.

Notwithstanding anything to the contrary, the Issuer will be deemed to have complied with its obligations in the preceding two paragraphs following the filing of the Exchange Offer Registration Statement and prior to the effectiveness thereof if the Exchange Offer Registration Statement includes the information specified in clause (1) above at the times it would otherwise be required to file such Forms. If Parent has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the Holders of Notes, or filed electronically with the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), the reports described herein with respect to Parent (including any financial information required by Regulation S-X relating to the Issuer and the Subsidiary Guarantors), the Issuer shall be deemed to be in compliance with the provisions of this covenant. The Trustee shall have no responsibility whatsoever to determine if the Issuer has filed any information or reports with the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system).

The Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.”;

(4) failure by the Issuer or any Guarantor to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) principal on such Indebtedness within the applicable express grace period,

(b) results in the acceleration of such Indebtedness prior to its express final maturity or

(c) results in the judicial authorization to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $20.0 million or more;

(6) one or more judgments or orders that exceed $20.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a Custodian of the Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days; or

(9) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid and such default continues for 10 days or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Issuer and the Trustee, may declare (an “acceleration declaration”) all amounts owing under the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall become due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (7) or (8) with respect to the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “—Events of Default” section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes and Note Guarantees (“Legal Defeasance”). Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to:

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the Trustee and the Issuer’s and Guarantors’ obligations in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under the Indenture or a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officer’s Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the Issuer’s obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either:

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable, will become due and payable, or may be called for redemption, within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption,” and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in trust sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer has paid all sums payable by it under the Indenture, and

(c) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Transfer and Exchange

A Holder will be able to register the transfer of or exchange Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.

The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture or the Notes may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided that without the consent of each Holder affected, no amendment or waiver may:

(1) reduce, or change the maturity, of the principal of any Note;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce any premium payable upon optional redemption of the Notes or change the date on, or the circumstances under, which any Notes are subject to redemption (other than provisions relating to the purchase of Notes described above under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) contractually subordinate such Note or any Note Guarantee to any other Indebtedness of the Issuer or any Guarantor in right of payment or make any other change in the contractual ranking or priority of any Note that would adversely affect the Holders;

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7) waive a default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8) impair the rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefor or to institute suit for the enforcement of any such payment on the Notes;

(9) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(10) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Issuer and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder, to cure any ambiguity, defect or inconsistency, to conform to this “Description of the Notes,” to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Issuer’s obligations to the Holders in the case of a merger, consolidation or sale of all or substantially all of the assets in accordance with “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” to add any Subsidiary of the Issuer as a Guarantor, to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture), to secure the Notes and Note Guarantees, to make any change that does not materially adversely affect the rights of any Holder, in the case of the Indenture, to comply with the requirements of the SEC in order the effect or maintain the qualification of the Indenture under the Trust Indenture Act, or to provide for the issuance of Additional Notes in accordance with the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor will have any liability for any obligations of the Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. An affiliate of Wells Fargo Bank, National Association is a lender under our Credit Agreement and acted as syndication agent, joint lead arranger, joint bookrunner and co-collateral agent in connection therewith. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

The Indenture, the Notes and the Note Guarantees are governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture and the other Note Documents for the full definition of all such terms.

“2011 Transactions” means, collectively, (a) the execution, delivery and performance by the Issuer and the Guarantors of the Indenture dated February 11, 2011 relating to the Senior Secured Notes, the Collateral Agreement dated February 11, 2011 relating to the Senior Secured Notes, the Amended and Restated Intercreditor Agreement dated February 11, 2011 relating to the Credit Agreement and the Senior Secured Notes and other related documents to which they are a party and the issuance of the Senior Secured Notes thereunder, (b) the execution, delivery and performance by Parent, the Issuer and the Subsidiaries party thereto of the Credit Agreement, the Amended and Restated Intercreditor Agreement dated February 11, 2011 relating to the Credit Agreement and the Senior Secured Notes and related security documents, (c) the tender offer for the Issuer’s 11.75% Senior Secured Notes due 2013 described in the final offering circular dated February 9, 2011 for the Senior Secured Notes, any repurchase or redemption or other acquisition and satisfaction and discharge of the Issuer’s 11.75% Senior Secured Notes due 2013, the termination of the agreements related to the Issuer’s 11.75% Senior Secured Notes due 2013 and the release of all guarantees (if any) thereof and security (if any) therefor and (d) the payment of related fees and expenses.

“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Advisory Agreement” means the General Advisory Agreement dated as of February 12, 2004, between the Issuer and CxCIC LLC.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of this definition and the definition of “Permitted Holder,” “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.

“Applicable Accounting Standards” means, as of the Issue Date, GAAP; provided, however, that the Issuer may, upon not less than sixty (60) days’ prior written notice to the trustee, change the Applicable Accounting Standards to IFRS; provided, however, that notwithstanding the foregoing, if the Issuer so changes to IFRS, it may elect, in its sole discretion, to continue to utilize GAAP for the purposes of making all calculations under the Indenture that are subject to Applicable Accounting Standards so long as the Issuer provides a reconciliation to GAAP to the extent necessary to permit verification of such calculations, and the notice to the trustee required upon the change to IFRS shall set forth whether or not the Issuer intends to continue to use GAAP for purposes of making all calculations under the indenture. In the event the Issuer elects to change to IFRS for purposes of making calculations under the Indenture, references in the indenture to a standard or rule under GAAP shall be deemed to refer to the most nearly comparable standard or rule under IFRS.

“asset” means any asset or property.

“Asset Acquisition” means

(1) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer, or

(2) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a sale and leaseback transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.;”

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants—Limitations on Restricted Payments;”

(4) the creation or realization of any Lien permitted under the Indenture;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

(6) sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other intellectual property, and licenses, leases or subleases of other assets, of the Issuer or any Restricted Subsidiary to the extent not materially interfering with the business of Issuer and the Restricted Subsidiaries or otherwise in the ordinary course of business;

(7) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $3.5 million;

(8) dispositions between or among Foreign Subsidiaries;

(9) any exchange of assets (including a combination of assets and Cash Equivalents) for assets used or useful in a Permitted Business (or Equity Interests in a Person that will be a Restricted Subsidiary following such transaction) of comparable or greater market value, as determined in good faith by the Issuer;

(10) entering into Hedging Obligations or the transfer of assets related to any Hedging Obligations pursuant to the unwinding of any such Hedging Obligations;

(11) rights granted to others pursuant to leases or licenses in due course; and

(12) dispositions in connection with Permitted Liens.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.

“Borrowing Base” means, as of any date, the sum of (x) 90% of the book value of the inventory of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, (y) 90% of the book value of the accounts receivable of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date and (z) 100% of the unrestricted cash and Cash Equivalents of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, in each case calculated on a consolidated basis in accordance with Applicable Accounting Standards.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with Applicable Accounting Standards.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with Applicable Accounting Standards; provided that any obligations of the Issuer and any Restricted Subsidiary that are currently characterized as “operating leases” but are subsequently recharacterized as Capitalized Leases for any reason after the Issue Date shall not be treated as Capitalized Lease Obligations for any purposes under the Indenture and shall be treated as operating leases for all purposes.

“Cash Equivalents” means:

(1) United States dollars, pounds sterling, euros, the national currency of any participating member state of the European Union, Canadian dollars, or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), maturing within 360 days of the date of acquisition thereof;

(3) demand and time deposits and certificates of deposit or acceptances, maturing within 360 days of the date of acquisition thereof, or overnight bank deposits of any financial institution that is a member of the Federal Reserve System having combined capital and surplus of not less than $500 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(4) commercial paper maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s;

(5) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (2) above entered into with any commercial bank meeting the specifications of clause (3) above;

(6) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (5) above; and

(7) in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such person conducts business.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, except that in no event shall the parties to the Stockholders’ Agreement be deemed a “group” solely by virtue of being parties to the Stockholders’ Agreement), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Issuer; provided, however, that such event shall not be deemed to be a Change of Control so long as one or more of the Permitted Holders have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Issuer;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(3) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders; or

(4) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (ii) any holding company whose only significant asset is Equity Interests of Parent or the Issuer shall not itself be considered a “person” or “group” for purposes of clause (1) above.

“Consolidated Amortization Expense” for any period means the amortization expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Consolidated Cash Flow” for any period means, without duplication, the sum of the amounts for such period of

(1) Consolidated Net Income, plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary (other than any Foreign Subsidiary) only if a corresponding amount would be permitted at the date of determination to be distributed to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements (other than any municipal loan or related agreements entered into in connection with the incurrence of industrial revenue bonds), instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a) Consolidated Income Tax Expense,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense,

(e) Restructuring Expenses,

(f) payments pursuant to the Advisory Agreement and any termination payments in respect thereof,

(g) all other non-cash items reducing the Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, and

(h) all adjustments of a nature similar to those used in the calculation of “adjusted EBITDA” (as presented in the final offering memorandum for the initial notes);
in each case determined on a consolidated basis in accordance with Applicable Accounting Standards, minus

(3) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period.

“Consolidated Depreciation Expense” for any period means the depreciation expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Consolidated Income Tax Expense” for any period means the provision for taxes of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Consolidated Interest Coverage Ratio” means the ratio of Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of determination (the “Transaction Date”) to Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment or redemption of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period;

(2) any Asset Sale or Asset Acquisition (including, without limitation, (i) any acquisition or disposition of a company, division or line of business since the beginning of the Four-Quarter Period by a Person that became a Restricted Subsidiary after the beginning of the Four-Quarter Period and (ii) any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any Pro Forma Cost Savings) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period; and

(3) the discontinuation of any discontinued operations occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if discontinuation occurred on the first day of the Four-Quarter Period, but, in the case of Consolidated Interest Expense, only to the extent that the obligations giving rise to the Consolidated Interest Expense will not be obligations of the Issuer or any Restricted Subsidiary following the transaction date.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on this Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3) notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense (less interest income) of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with Applicable Accounting Standards and including without duplication,

(1) imputed interest on Capitalized Lease Obligations,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) the net costs associated with Hedging Obligations,

(4) the interest portion of any deferred payment obligations,

(5) all other non-cash interest expense,

(6) capitalized interest,

(7) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly-Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal,

(8) all interest payable with respect to discontinued operations, and

(9) all interest on any Indebtedness described in clause (7) or (8) of the definition of “Indebtedness”; provided that such interest shall be included in Consolidated Interest Expense only to the extent that the amount of the related Indebtedness is reflected on the balance sheet of the Issuer or any Restricted Subsidiary, less, to the extent included in such total interest expense, the amortization during such period of capitalized financing costs associated with the Transactions and any other incurrence, refinancing or redemption of Indebtedness in each case, including, without limitation, any financing fees and expenses, amortization of debt issuance costs, debt discount or premium, tender premiums, call premiums and other non-recurring expenses in connection with the Transactions or any refinancing of Indebtedness.

Notwithstanding the foregoing, Consolidated Interest Expense shall be calculated without giving effect to the effects of ASC 815 and related interpretations to the extent such effects would otherwise increase or decrease Consolidated Interest Expense for any purpose under the Indenture as a result of accounting for any embedded derivatives.

Consolidated Interest Expense shall be calculated excluding (A) unrealized gains and losses with respect to Hedging Obligations, (B) noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to Applicable Accounting Standards and (C) any dividends or accretion or liquidation preference on any Equity Interests of the Issuer that are not Disqualified Equity Interests.

In addition, dividends paid or accrued on Holdings’ Senior Preferred Stock, $.01 par value per share, Series E Senior Preferred Stock, par value $.01 per share, and Series I Senior Preferred Stock, par value $.01 per share, and any amortization of premium resulting from any fair value adjustments, will be excluded from the calculation of Consolidated Interest Expense.

“Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with Applicable Accounting Standards; provided that there shall be excluded from such net income (or loss) (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Wholly-Owned Restricted Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary (other than any Foreign Subsidiary) during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement (other than any municipal loan or related agreements entered into in connection with the incurrence of industrial revenue bonds), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that the Issuer’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) any Asset Sale by the Issuer or any Restricted Subsidiary;

(6) gains and losses due solely to fluctuations in currency values and the related tax effects according to Applicable Accounting Standards;

(7) unrealized gains and losses with respect to Hedging Obligations;

(8) the cumulative effect of any change in accounting principles;

(9) any expenses or charges related to any issuance of Equity Interests, Investments, acquisition or disposition of a division or line of business, recapitalization or the incurrence or repayment, refinancing, amendment or modification of Indebtedness (including amortization or write offs of debt issuance or deferred financing costs, premiums and prepayment penalties and other costs and expenses) permitted to be incurred by the Indenture (whether or not successful);

(10) gains and losses realized upon the repayment or refinancing of any Indebtedness of the Issuer or any Restricted Subsidiary;

(11) any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring loss), realized by the Issuer or any Restricted Subsidiary during such period;

(12) non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of Equity Interests, stock options or other equity-based awards or any amendment, modification, substitution or change of any such Equity Interests, stock options or other equity-based awards;

(13) any non-cash goodwill or non-cash asset impairment charges subsequent to the Issue Date;

(14) any expenses or reserves for liabilities to the extent that the Issuer or any Restricted Subsidiary is entitled to indemnification therefor under binding agreements; provided that any liabilities for which the Issuer or such Restricted Subsidiary is not actually indemnified shall reduce Consolidated Net Income in the period in which it is determined that the Issuer or such Restricted Subsidiary will not be indemnified;

(15) so long as the Issuer and the Restricted Subsidiaries file a consolidated tax return, or are part of a consolidated group for tax purposes, with Parent, Holdings or any other holding company, the excess of (a) the Consolidated Income Tax Expense for such period over (b) all tax payments payable for such period by the Issuer and the Restricted Subsidiaries to Parent, Holdings or such other holding company under a tax sharing agreement or arrangement;

(16) payments or any fair value adjustments of earn-outs associated with an Asset Acquisition or other acquisition; and

(17) effects of adjustments (including the effects of such adjustments pushed down on the Issuer and Restricted Subsidiaries) in the Issuer’s consolidated financial statements pursuant to Applicable Accounting Standards (including in the inventory, property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of purchase accounting, as the case may be, in relation to any consummated transaction or the amortization or write-off of any amounts thereof, net of taxes.
In addition:

(a) Consolidated Net Income shall be reduced by the amount of any payments to or on behalf of Parent (or any other direct or indirect parent company) made pursuant to clause (4) of the last paragraph of the covenant described under “—Certain Covenants—Limitations on Transactions with Affiliates”; and

(b) any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (3)(d) of the first paragraph under “—Certain Covenants—Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (17), (18) or (19) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.

For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means, with respect to any cash gain or loss, any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

“Consolidated Net Tangible Assets” means the aggregate amount of assets of the Issuer (less applicable reserves and other properly deductible items) after deducting therefrom (to the extent otherwise included therein) (a) all current liabilities (other than the obligations under the Indenture or current maturities of long-term Indebtedness) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Issuer and the Restricted Subsidiaries on a consolidated basis and in accordance with Applicable Accounting Standards.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) consolidated total Indebtedness of the Issuer and its Restricted Subsidiaries on the date of determination that is secured by a Lien to (b) the aggregate amount of Consolidated Cash Flow for the then most recent four fiscal quarters for which internal financial statements of the Issuer and its Restricted Subsidiaries are available in each case with such pro forma and other adjustments to such consolidated total Indebtedness and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of Consolidated Interest Coverage Ratio.

“Contribution Debt” means Indebtedness of the Issuer or any Guarantor in an aggregate principal amount or liquidation preference not greater than twice the aggregate amount of cash received from the issuance and sale of Qualified Equity Interests of the Issuer or a capital contribution to the common equity of the Issuer; provided that:

(1) such cash contributions have not been used to make a Restricted Payment and shall thereafter be excluded from any calculation under paragraph (3)(b) of the first paragraph under “Limitations on Restricted Payments” and may not be counted as equity proceeds for purposes of any payment made under “Limitation on Restricted Payments” or any Permitted Investment that is permitted to be made out of equity proceeds (it being understood that if any such Indebtedness incurred as Contribution Debt is redesignated as incurred under any provision other than clause (16) of the second paragraph of the covenant “Limitations on Additional Indebtedness”, the related issuance of Equity Interests may be included in any calculation under paragraph (3)(b) in the “Limitations on Restricted Payments” covenant);

(2) such Contribution Debt is unsecured and has a stated maturity later than the stated maturity of the notes; and

(3) such Contribution Debt (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Debt pursuant to an Officer’s Certificate on the incurrence date thereof.

“Coverage Ratio Exception” has the meaning set forth in the proviso in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.”

“Credit Agreement” means the Credit Agreement, dated as of January 26, 2011, by and among the Issuer, as Borrower, Parent, Ply Gem Canada, Inc., a Canadian corporation, as Canadian borrower (the “Canadian Borrower”), UBS AG, Stamford Branch, as U.S. Administrative Agent and U.S. Collateral Agent, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, the lenders named therein and the other parties thereto, as amended by the Amendment No. 1 to Credit Agreement, dated as of August 11, 2011, by and among the Issuer, Parent, the Canadian Borrower, UBS AG Stamford Branch, as U.S. Administrative Agent, UBS AG Canada Branch, as Canadian Administrative Agent and the Amendment No. 2 to Credit Agreement dated as of September 21, 2012 by among the Issuer, Parent, the Canadian Borrower, UBS AG Stamford Branch, as U.S. Administrative Agent, UBS AG Canada Branch, as Canadian Administrative Agent, together with the related documents thereto (including any guarantees and security documents), in each case as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants or other provisions) from time to time (whether upon or after termination or otherwise), and any agreement (and related document or instrument) governing Indebtedness incurred to refinance (or increase), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders, whether or not such Credit Agreement or successor Credit Agreement remains in effect.

“Credit Facilities” means one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other lenders or investors, or indentures or other agreements providing for revolving credit loans, term loans, letters of credit, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), commercial paper or any other form of debt securities (including convertible securities) or debt obligations and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, extended, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including successive amendments, amendments and restatements, supplements, modifications, extensions, refinancings, replacements or other restructurings and including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, investor, lender or group of lenders or investors.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate executed by an officer of the Issuer or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents (which shall be considered Net Cash Proceeds of an Asset Sale when received).

“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Designation Amount” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control or an asset sale occurring prior to the 91st day after the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control or asset sale provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively, and such Equity Interests provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Offer Registration Statement” has the meaning given to such term in the Registration Rights Agreement.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction. Fair Market Value (other than of any asset with a public trading market) in excess of $5.0 million shall be determined by the Board of Directors of the Issuer acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the Trustee.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer which is not organized under the laws of (x) the United States or any state thereof or (y) the District of Columbia.

“Four-Quarter Period” has the meaning given to such term in the definition of “Consolidated Interest Coverage Ratio.”

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board and the Public Company Accounting Oversight Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantors” means (1) Parent, (2) each Wholly-Owned Restricted Subsidiary of the Issuer on the Issue Date (other than any Foreign Subsidiaries) and (3) each other Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Holder” means any registered holder, from time to time, of the Notes.

“Holdings” means Ply Gem Prime Holdings, Inc., a Delaware corporation, and its successors and assigns.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the date of the election, if any, by the Issuer to change Applicable Accounting Standards to IFRS; provided that IFRS shall not include any provision of such standards that would require a lease that would be classified as an operating lease under GAAP to be classified as indebtedness or a finance or capital lease.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or, indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) the accrual of interest, the accretion of original issue discount, the payment of interest or dividends in kind or the accretion, accrual or accumulation of dividends on any Equity Interests shall not be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions (excluding letters of credit or bankers’ acceptances issued in respect of trade payables to the extent not drawn upon or presented or, if drawn upon or presented, the resulting obligation is paid within 10 days);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services; provided that for purposes of this clause (4) such obligations will not become Indebtedness until due and payable in accordance with the agreement governing such obligation;

(5) the amount of all Disqualified Equity Interests of such Person calculated in accordance with Applicable Accounting Standards (whether classified as debt, equity or mezzanine);

(6) all Capitalized Lease Obligations of such Person (other than the interest component thereof);

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed or co-issued by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person, except trade payables incurred by such Person in the ordinary course of business.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured.

Notwithstanding the foregoing, (i) Indebtedness shall not include any liability for Federal, state, local or other taxes owed or owing to any governmental entity or obligations of such Person with respect to performance and surety bonds and completion guarantees entered into in the ordinary course of business, and (ii) Indebtedness shall be calculated without giving effect to the effects of ASC 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, disinterested and independent with respect to the Issuer and its Affiliates.

“interest” means, with respect to the Notes, interest and Additional Interest, if any, on the Notes.

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with Applicable Accounting Standards; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.” If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer, Parent or Holdings (or any other direct or indirect parent company) shall be deemed not to be Investments.

“Issue Date” means September 27, 2012, the date on which the Notes were originally issued.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees, discounts and expenses of legal counsel, accountants, investment banks, consultants and placement agents) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with Applicable Accounting Standards against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officer’s Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Note Documents” means the Notes, the Notes Guarantees and the Indenture.

“Note Parties” means the Issuer and the Subsidiary Guarantors.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.

“Officer’s Certificate” means a certificate signed by an Officer.

“Parent” means Ply Gem Holdings, Inc., a Delaware corporation, and its successors and assigns.

“Permitted Business” means the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date as described in the final offering memorandum for the initial notes and businesses that are reasonably related, incidental, complimentary or ancillary thereto, reasonable extensions thereof or necessary or desirable to facilitate any such business, and any unrelated business to the extent that it is not material in size as compared with the Issuer’s business as a whole.

“Permitted Holders” means (1) Sponsor, Caxton Associates, LP, Caxton-Iseman (Ply Gem) L.P., Caxton-Iseman (Ply Gem) II L.P., Frederick J. Iseman, Bruce Kovner, Gary E. Robinette, Shawn K. Poe, John Wayne, Lynn Morstad, Timothy D. Johnson, David N. Schmoll, John Buckley, Bryan K. Sveinson, Brian P. Boyle, Robert A. Ferris, Steven M. Lefkowitz, John D. Roach, Michael Haley, Timothy T. Hall and Jeffrey T. Barber and any other Person that is a controlled Affiliate of any of the foregoing, (2) any Related Party of any of the foregoing; provided that in no event shall any operating portfolio company or any holding company for any operating portfolio company (other than the Issuer) be a Permitted Holder, and (3) and any Subsequent Co-Investors; provided that in the case of clause (3) the Sponsor and the other Permitted Holders referred to in clauses (1) and (2) above, collectively, have beneficial ownership (without giving effect to any voting power held by persons identified in clause (3)) of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies held by all Permitted Holders. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder pursuant to clause (1) above.

“Permitted Investment” means:

(1) Investments by the Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) any Person that will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Issuer or any Restricted Subsidiary;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes or to purchase Equity Interests of the Issuer, Parent or Holdings (or any other direct or indirect parent company) not in excess of $5.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to the covenant described under “—Certain Covenants— Limitations on Additional Indebtedness;”

(5) cash and Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in any Person where such Investment was acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitations on Asset Sales;”

(9) lease, utility and other similar deposits in the ordinary course of business;

(10) Investments made by the Issuer or a Restricted Subsidiary for consideration consisting only of or in exchange for, or out of the net cash proceeds of, Qualified Equity Interests or a contribution to the common equity capital of the Issuer;

(11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(12) guarantees of Indebtedness or Hedging Obligations permitted to be incurred under the Indenture;

(13) loans and advances to suppliers, licensees, franchisees or customers of the Issuer or any Restricted Subsidiary made in the ordinary course of business in an aggregate amount, together with the aggregate amount of Indebtedness under clause (14) of the definition of “Permitted Indebtedness,” not to exceed $5.0 million at any time outstanding;

(14) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as operating expenses for accounting purposes and that are made in the ordinary course of business and advances in respect of indemnification or similar arrangements;

(15) Investments in existence on the Issue Date;

(16) prepaid expenses, negotiable instruments held for collection and workers’ compensation, performance and other similar deposits in the ordinary course of business;

(17) Investments in an aggregate amount not to exceed, at any one time outstanding, the greater of (a) $25.0 million and (b) 15% of Consolidated Net Tangible Assets at such time (with each Investment being valued as of the date made and without regard to subsequent changes in value);

(18) Investments in Subsidiaries that are not Guarantors or Foreign Subsidiaries in an aggregate amount not to exceed $20.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value);

(19) Investments in Foreign Subsidiaries in an aggregate amount not to exceed, at any one time outstanding, the greater of (a) $20.0 million and (b) 15% of Consolidated Net Tangible Assets at such time (with each Investment being valued as of the date made and without regard to subsequent changes in value); and

(20) Investments acquired after the Issue Date as a result of the acquisition by the Issuer or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above in the section of this prospectus titled “—Limitations on Mergers, Consolidations, etc.” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.
The amount of Investments outstanding at any time pursuant to clause (17), (18) or (19) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (17), (18) or (19) above, as the case may be, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income); and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (17), (18) or (19) above, as the case may be.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on its books such reserves or other appropriate provisions as may be required pursuant to Applicable Accounting Standards;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by Applicable Accounting Standards shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(9) (A) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness; and (B) Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code (or equivalent statutes) on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(10) licenses or leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(11) Liens arising from filing precautionary Uniform Commercial Code financing statements regarding leases;

(12) Liens securing the Notes, the Exchange Notes issued in exchange for such Notes, the Note Guarantees relating thereto and any obligations with respect to such Notes, Exchange Notes and Note Guarantees;

(13) Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement and the holders of the Senior Secured Notes);

(14) Liens in favor of the Issuer or a Subsidiary Guarantor;

(15) Liens securing (A) Indebtedness and related obligations (including Hedging Obligations and cash management obligations) permitted pursuant to the first paragraph or clauses (1), (4) or (13) of the second paragraph of the covenant “—Certain Covenants—Limitations on Additional Indebtedness” and Refinancing Indebtedness of such, in each case (other than Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors) and (B) the Senior Secured Notes, the guarantees in respect thereof, any Refinancing Indebtedness with respect to the Senior Secured Notes and guarantees thereof and any obligations with respect to such Indebtedness;

(16) Liens securing Purchase Money Indebtedness and Capitalized Lease Obligations; provided that such Liens shall not extend to any asset other than the specified asset being financed and additions and improvements thereon;

(17) Liens securing Acquired Indebtedness permitted to be incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary;

(18) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(19) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (12), (13), (16), (17) and (18); provided that in the case of Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (12), (13), (16), (17) and (18), such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(20) (A) Liens securing Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor permitted to be incurred under the Indenture; provided that such Lien extends only to the assets of (and Equity Interests held by) such Restricted Subsidiary; and (B) Liens to secure Indebtedness of any Foreign Subsidiary permitted by clause (13) or clause (15) of the second paragraph of the covenant entitled “—Certain Covenants—Limitations on Additional Indebtedness” covering only the assets of such Foreign Subsidiary;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens with respect to obligations that do not in the aggregate exceed $20.0 million at any one time outstanding;

(23) Liens securing any Indebtedness incurred pursuant to clause (15) of the second paragraph of the covenant “—Certain Covenants—Limitations on Additional Indebtedness;”

(24) Liens securing Senior Debt of the Issuer or a Subsidiary Guarantor and related obligations permitted to be incurred under the Indenture so long as, at the time of incurrence of such Senior Debt and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 3.75 to 1.0;

(25) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or any of its Restricted Subsidiaries relating to such property or assets;

(26) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time (A) such Person becomes a Restricted Subsidiary of the Issuer or (B) such Person or such property is acquired by the Issuer or any Restricted Subsidiary; provided that such Liens do not extend to any other assets of the Issuer or any Restricted Subsidiary and such Lien secures only those obligations which it secures on the date of such acquisition (and extensions, renewals, refinancings and replacements thereof);

(27) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture; and

(28) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in expenses and costs and other operating improvements or synergies that occurred or are reasonably likely to occur during the Four-Quarter Period that are (1) attributable to an acquisition or disposition and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act or (2) expected to be realized or implemented, committed to be implemented or the commencement of implementation of which has begun in good faith by the business that was the subject of any such acquisition or disposition within twelve months of the date of the acquisition or disposition and that are supportable and quantifiable by the underlying records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in expenses and costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during the Four-Quarter Period in order to achieve such reduction in expenses and costs.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property (real or personal, including without limitation Equity Interests of a Person that is or will become a Restricted Subsidiary), plant or equipment (whether through the direct purchase of assets or the Equity Interests of any person owning such assets) used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof, and the payment of any sales or other taxes associated therewith; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and payment and (2) such Indebtedness shall be incurred within one year after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests by the Issuer or Equity Interests by Parent or Holdings (or any other direct or indirect parent company); provided, however, that in the case of an issuance or sale of Equity Interests of Parent or Holdings (or any other direct or indirect parent company), cash proceeds therefrom equal to not less than 100% of the aggregate principal amount of any Notes to be redeemed are received by the Issuer as a capital contribution or consideration for the issuance and sale of Qualified Equity Interests prior to such redemption.

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of “—Optional Redemption.”

“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“refinance” means to refinance, repay, prepay, replace, renew, refund, redeem, defease or retire.

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used (or will be used within 90 days) to redeem, extend, renew, replace, defease, refund or refinance in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (or accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest and dividends on the Refinanced Indebtedness, any premium paid to the holders of the Refinanced Indebtedness and defeasance and discharge costs and fees and expenses incurred in connection with the refinancing;

(2) the Refinancing Indebtedness is the obligation of the same Person as that of the Refinanced Indebtedness or is the obligation of the Issuer or a Subsidiary Guarantor;

(3) if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4) the Refinancing Indebtedness has a final stated maturity either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) after the maturity date of the Notes; provided that any refinancing of the Senior Secured Notes need not comply with this clause (4);

(5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes; provided that any refinancing of the Senior Secured Notes need not comply with this clause (5);

“Registration Rights Agreement” means (i) the Registration Rights Agreement to be entered into on the Issue Date among the Issuer, the Guarantors and UBS Securities LLC and J.P. Morgan Securities LLC, as initial purchasers of the Notes, and (ii) any other registration rights agreement entered into in connection with an issuance of Additional Notes in a private offering after the Issue Date.

“Related Party” means, with respect to any Person, (1) any controlling stockholder, controlling member, general partner, Subsidiary, or spouse, descendent or immediate family member (in the case of an individual), of such Person, (2) any estate, trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or owners of which consist solely of one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1), or (3) any executor, administrator, trustee, manager, director or other similar fiduciary of any Person referred to in the immediately preceding clause (2), acting solely in such capacity.
“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer, or any equity holder of the Issuer, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any redemption for consideration prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.

“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Restructuring Expenses” means (i) losses, expenses, costs and charges incurred in connection with restructuring within the Issuer and/or one or more Restricted Subsidiaries, including in connection with integration of acquired businesses or Persons, integration or conversion of information systems, acquisition or disposition of one or more Subsidiaries or businesses, exiting of one or more lines of businesses and closing, relocation or consolidation of facilities recommissioning, reconfiguration or decommissioning of fixed assets for alternate uses, including severance or relocation, lease termination, pension curtailment losses, executive recruiting costs, curtailments or modifications to pension and post-retirement employee benefit plans, duplicative facilities closing charges, expenses and payments directly attributable to employee reduction or employee relocation and other non-ordinary-course, non-operating costs and expenses in connection therewith and expenses and payments directly attributable to the termination of real estate leases or real estate sales and the relocation of distribution facilities; and (ii) the net-out-of-pocket costs and expenses of the Issuer and its Restricted Subsidiaries related to acquiring the inventory of a prior supplier of a new customer in connection with the Issuer and/or one or more Restricted Subsidiaries becoming a supplier to such customer.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed by the Secretary of the Issuer.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Debt” means, with respect to any Person, the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on and all Obligations of any Indebtedness of such Person, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

Without limiting the generality of the foregoing, “Senior Debt” shall include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature under, or with respect to, the Credit Facilities, the Senior Secured Notes and the related guarantees, the Notes and the Note Guarantees, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Facilities;

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Issuer to Parent or any of its Subsidiaries;

(2) obligations to trade creditors and other amounts incurred (but not under the Credit Facilities) in connection with obtaining goods, materials or services;

(3) Indebtedness represented by Disqualified Equity Interests;

(4) any liability for taxes owed or owing by the Issuer;

(5) that portion of any Indebtedness incurred in violation of the “Limitations on Additional Indebtedness” covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (5) if the holder(s) of such obligation or their representative shall have received an Officer’s Certificate of the Issuer to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture); and

(6) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Issuer.

For the avoidance of doubt, the Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) secured Indebtedness as subordinated or junior to any other secured Indebtedness merely because it has a junior priority with respect to the same collateral or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

“Senior Secured Notes” means the Issuer’s 8.25% Senior Secured Notes due 2018.

“Senior Subordinated Notes” means the Issuer’s 13.125% Senior Subordinated Notes due 2014.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (7) or (8) under “—Events of Default” has occurred and is continuing, or which are being released from their Note Guarantees (in the case of clause (9) of the provisions described under “Amendment, Supplement and Waiver”), would constitute a Significant Subsidiary under clause (1) of this definition.

“Sponsor” means CI Capital Partners LLC.

“Stockholders’ Agreement” means the Amended and Restated Stockholders’ Agreement, dated as of February 15, 2007, by and among Ply Gem Prime Holdings, Inc., Ply Gem Investment Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P. and certain members of our management and other parties thereto.

“Subordinated Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary that is expressly subordinated in right of payment to the Notes or the Note Guarantees, respectively.

“Subsequent Co-Investors” means any Person (other than the Sponsor) and its Affiliates who, in connection with the acquisition of the Equity Interests of the Issuer (or any of its direct or indirect parent companies) after the Issue Date, is part of a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) in which any of the Sponsor or other Permitted Holders referred to in clause (1) of the definition of “Permitted Holders” is a member.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Subsidiary Guarantor” means any Guarantor other than Parent.

“Transactions” means, collectively, (a) the 2011 Transactions, (b) the execution, delivery and performance by the Issuer and the Guarantors of the Indenture, the Registration Rights Agreement and other related documents to which they are a party and the issuance of the Notes thereunder, (c) the redemption and satisfaction and discharge of the Senior Subordinated Notes, the termination of the agreements related to the Senior Subordinated Notes and the release of all guarantees (if any) thereof and (d) the payment of related fees and expenses.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as in effect in the relevant jurisdiction from time to time. Unless otherwise specified, references to the Uniform Commercial Code herein refer to the New York Uniform Commercial Code.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

Book-Entry, Delivery and Form of Securities

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of The Depository Trust Company, the Euroclear System and Clearstream Banking, S.A. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

The Depository Trust Company has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to The Depository Trust Company’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. The Depository Trust Company may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of The Depository Trust Company.

The Depository Trust Company has also advised us that, in accordance with its procedures, upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through The Depository Trust Company if they are direct participants in The Depository Trust Company or indirectly through organizations that are direct participants in The Depository Trust Company. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of The Depository Trust Company. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because The Depository Trust Company can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in The Depository Trust Company or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of The Depository Trust Company or its nominee on the applicable record date will be payable by the trustee to or at the direction of The Depository Trust Company or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company or its nominee will be payable by the trustee to The Depository Trust Company or its nominee as the registered holder under the indenture. Consequently, none of Ply Gem, the trustee or any of our agents, or the trustee’s agents has or will have any responsibility or liability for:

(1)
any aspect of The Depository Trust Company’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note or

(2)	any other matter relating to the actions and practices of The Depository Trust Company or any of its direct or indirect participants.

The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of The Depository Trust Company, the trustee or us.

Neither we nor the trustee will be liable for any delay by The Depository Trust Company or any direct or indirect participant in identifying the beneficial owners of the notes and Ply Gem and the trustee may conclusively rely on, and will be protected in relying on, instructions from The Depository Trust Company or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account The Depository Trust Company has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, The Depository Trust Company reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although The Depository Trust Company, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in The Depository Trust Company, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of Ply Gem, the trustee or any of our or the trustee’s respective agents will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1)	The Depository Trust Company notifies us that it is unwilling or unable to act as depository for the global notes and we fail to appoint a successor depository within 90 days, or
(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of Notes in definitive form under the indenture governing the Notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of The Depository Trust Company, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in The Depository Trust Company’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of The Depository Trust Company. The Depository Trust Company has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following The Depository Trust Company’s settlement date.

Payment

The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, we will make all payments of principal and interest on the notes at our office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At our option however, we may make these installments of interest by

(1)	check mailed to the holders of notes at their respective addresses provided in the register of holder of notes or
(2)	transfer to an account maintained by the payee.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by United States Holders and non-United States Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offering. Subject to the limitations and qualifications set forth in this Registration Statement (including exhibit 8.1 thereto), this discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. This discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations issued thereunder (“Treasury Regulations”), rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change at any time or to different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Holder and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances (for example, United States Holders subject to the alternative minimum tax provisions of the Code) or to Holders subject to special rules, such as certain financial institutions, U.S. expatriates, partnerships or other pass-through entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, Holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the initial notes or exchange notes (collectively referred to as “notes”) as part of a “straddle,” “hedge,” conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Treasury Regulations Section 1.1275-6. Moreover, the effect of any applicable state, local or foreign tax laws, or U.S. federal gift and estate tax law is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by Holders pursuant to the exchange offering or that any such position would not be sustained.

If an entity classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will depend on the status of the partner (or other owner) and the activities of the entity. Such partner (or other owner) should consult its tax advisor as to the tax consequences of the entity exchanging initial notes for exchange notes and of holding and disposing of exchange notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

This section applies to “United States Holders.” A United States Holder is:

•	an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes,
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or
•
a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, United States Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Payments upon Optional Redemption, Change of Control or Other Circumstances

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. In other circumstances, we may redeem the exchange notes, in whole or in part, before their maturity date, at a price that may exceed the principal amount of the exchange notes. The requirement or option to make any such payments may implicate the provisions of the Treasury Regulations governing “contingent payment debt instruments.” However, a debt instrument is not considered a “contingent payment debt instrument” if, at the date of its issuance, there is only a “remote” chance that such payments will be made, and therefore the possibility that any such payments will be made will not affect the amount of interest income a United States Holder recognizes. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat any such payments as part of the yield to maturity of any exchange note. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by the applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its exchange notes in excess of stated interest and to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder. If we pay additional amounts on the exchange notes pursuant to the registration rights provisions or a premium pursuant to the optional redemption or change of control provisions, United States Holders will be required to recognize such amounts as income. The remainder of this summary assumes that the exchange notes will not be treated as contingent payment debt instruments.

Interest

Payments of interest on the exchange notes will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such holder’s method of tax accounting.

Market Discount, Acquisition Premium and Bond Premium

Market Discount. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note (without regard to the amortization of any acquisition premium). Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of qualified stated interest). The rules described below do not apply to a United States Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a United States Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a United States Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant-yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of its principal amount, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. Such holder may elect to amortize bond premium over the remaining term of the exchange note on a constant yield method. In such case, such holder will reduce the amount required to be included in income each year with respect to interest on such holder’s exchange note by the amount of amortizable bond premium allocable to that year. The election, once made, is irrevocable without the consent of the IRS and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. If such holder elected to amortize bond premium on an initial note, such election should carry over to the exchange note received in exchange therefor. If such holder does not make this election, such holder will be required to include in gross income the full amount of interest on the exchange note in accordance with such holder’s regular method of tax accounting, and will include the premium in such holder’s tax basis for the exchange note for purposes of computing the amount of such holder’s gain or loss recognized on the taxable disposition of the exchange note. United States Holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the exchange note.

Medicare Contribution Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain United States Holders that are individuals, estates and trusts will be subject to a 3.8% Medicare tax on the lesser of (A) the United States Holder’s “net investment income” for the relevant taxable year and (B) the excess of the United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Net investment income is expected to include interest income and the net gains from the disposition of the notes, unless such interest or net gains are derived from the conduct of a nonpassive trade or business.

Sale or Other Taxable Disposition of the Exchange Notes

A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference, if any, between the amount realized upon the disposition (less any amount allocable to any accrued and unpaid interest, which will be taxable as ordinary income to the extent not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the exchange note at the time of disposition. A United States Holder’s adjusted tax basis in an exchange note will be the price such holder paid therefor, increased by any market discount previously included in gross income and reduced (but not below zero) by amortized bond premium. This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income) and will be long-term capital gain or loss if the United States Holder has held the exchange note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains of noncorporate United States Holders, including individuals, may be taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements will apply to United States Holders other than certain exempt recipients, such as corporations, with respect to certain payments of interest on the exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, a United States Holder other than certain exempt recipients may be subject to “backup withholding” on the receipt of certain payments on the exchange notes if such holder:

•	fails to provide a correct taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number,
•	is notified by the IRS that it is subject to backup withholding,
•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding, or
•	otherwise fails to comply with applicable requirements of the backup withholding rules.

United States Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

This section applies to “non-United States Holders.” A non-United States Holder is a person that holds the notes, that is not a United States Holder and that is, for United States federal income tax purposes, an individual, corporation (or other entity taxable as a corporation created under non-U.S. law), estate or trust.

Exchange Offer

Non-United States Holders should not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, interest paid to a non-United States Holder on an exchange note will not be subject to U.S. federal income tax or withholding tax, provided that such non-United States Holder meets one of the following requirements:

•
Such holder does not own, actually or constructively, for U.S. federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of the stock of the Issuer entitled to vote.

•	Such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Issuer through equity ownership.
•	Such holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.
•	Such holder provides a properly completed IRS Form W-8BEN certifying its non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30%, unless (A) such holder provides a properly completed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with such holder’s conduct of a U.S. trade or business and such holder provides a properly completed IRS Form W-8ECI or Form W-8BEN.

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, a non-United States Holder will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note unless:

•
such holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•
such gain is effectively connected with such holder’s conduct of a trade or business in the United States, in which case such holder will be subject to tax as described below under “Effectively Connected Income.”

Any amounts in respect of accrued interest recognized on the sale or exchange of an exchange note will not be subject to U.S. federal withholding tax, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Effectively Connected Income

If interest or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business, the such holder will be subject to U.S. federal income tax on the interest or gain on a net income basis in the same manner as if such holder were a United States Holder, unless an applicable income tax treaty provides otherwise. However, the interest or gain in respect of the exchange notes would be exempt from U.S. withholding tax if such holder claims the exemption by providing a properly completed IRS Form W-8ECI or W-8BEN. In addition, if such holder is a foreign corporation, such holder may also be subject to a branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report to the IRS and to a non-United States Holder any payments to such holder in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on an exchange note to a non-United States Holder, if such holder provides us with a properly competed IRS Form W-8BEN, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that such holder is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of exchange notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to a non-United States Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

Recent Legislation

Sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”) will impose a 30% withholding tax on certain payments to certain foreign entities (including intermediaries) made after December 31, 2013, unless such foreign entities satisfy various U.S. information reporting requirements. FATCA would not apply to notes that are outstanding prior to January 1, 2013. Nevertheless, payments on the notes, and the gross proceeds from sales or dispositions, may become subject to withholding under these rules if the notes are materially modified on or after January 1, 2013. However, the application of these rules is not clear and the IRS’s guidance with respect to these rules has not yet been finalized.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. Ply Gem has agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 21, 2013, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

Ply Gem will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, Ply Gem will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Ply Gem has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes and guarantees offered hereby. Marshall & Melhorn, LLC will pass on certain legal matters of Ohio law relating to the guarantees by Mastic Home Exteriors, Inc. and Great Lakes Window, Inc. Lathrop & Gage LLP will pass on certain legal matters of Missouri law relating to the guarantee by Variform, Inc. Adams and Reese LLP will pass on certain legal matters of Texas law relating to the guarantees by New Alenco Extrusion, Ltd., New Alenco Window, Ltd. and New Glazing Industries, Ltd.

Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented CI Capital Partners LLC and its related parties from time to time. Certain members of Paul, Weiss, Rifkind, Wharton & Garrison LLP have made investments in Ply Gem Prime Holdings, Inc.

EXPERTS

The consolidated financial statements and schedule of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports and other information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Shawn K. Poe, Vice President and Chief Financial Officer, Ply Gem Industries, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513, (919) 677-3900.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
of Ply Gem Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive (loss) income, stockholder’s deficit, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule as of and for the years ended December 31, 2011, 2010 and 2009, listed in Item 15(a)(2) of this Form 10-K. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ply Gem Holdings, Inc. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information as of and for the years ended December 31, 2011, 2010 and 2009 set forth therein.

/s/ Ernst & Young LLP

Raleigh, North Carolina
March 16, 2012, except for the Consolidated
statements of comprehensive (loss) income
and Note 1 – Comprehensive (loss) income,
for which the date is December 11, 2012

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(Amounts in thousands)	2011	2010	2009

Net sales	$1,034,857	$995,906	$951,374
Cost of products sold	824,325	779,946	749,841
Gross profit	210,532	215,960	201,533
Operating expenses:
Selling, general and administrative expenses	138,912	130,460	141,772
Amortization of intangible assets	26,689	27,099	19,651
Write-off of previously capitalized offering costs	-	1,571	-
Total operating expenses	165,601	159,130	161,423
Operating earnings	44,931	56,830	40,110
Foreign currency gain	492	510	475
Interest expense	(101,488)	(122,992)	(135,514)
Interest income	104	159	211
Gain (loss) on modification or extinguishment of debt	(27,863)	98,187	-
Income (loss) before provision (benefit) for income taxes	(83,824)	32,694	(94,718)
Provision (benefit) for income taxes	683	5,027	(17,966)
Net income (loss)	$(84,507)	$27,667	$(76,752)

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
(Amounts in thousands)	2011	2010	2009

Net (loss) income	$(84,507)	$27,667	$(76,752)
Other comprehensive (loss) income:
Currency translation	(691)	1,639	4,709
Minimum pension liability for actuarial (loss) gain, net of tax	(6,600)	(740)	1,158
Other comprehensive (loss) income	(7,291)	899	5,867
Comprehensive (loss) income	$(91,798)	$28,566	$(70,885)

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share amounts)	December 31, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$11,700	$17,498
Accounts receivable, less allowances of $3,883 and $5,294, respectively	109,515	97,859
Inventories:
Raw materials	41,909	39,828
Work in process	24,286	23,231
Finished goods	38,610	35,520
Total inventory	104,805	98,579
Prepaid expenses and other current assets	13,272	10,633
Deferred income taxes	5,675	12,189
Total current assets	244,967	236,758
Property and Equipment, at cost:
Land	3,737	3,741
Buildings and improvements	36,588	36,012
Machinery and equipment	272,120	264,300
Total property and equipment	312,445	304,053
Less accumulated depreciation	(212,600)	(187,341)
Total property and equipment, net	99,845	116,712
Other Assets:
Intangible assets, net	121,148	146,965
Goodwill	391,467	393,433
Deferred income taxes	3,121	2,279
Other	32,364	26,090
Total other assets	548,100	568,767
	$892,912	$922,237
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current Liabilities:
Accounts payable	$50,090	$54,973
Accrued expenses	90,881	75,117
Total current liabilities	140,971	130,090
Deferred income taxes	9,865	10,583
Other long-term liabilities	57,728	60,489
Long-term debt	961,670	894,163

Commitments and contingencies

Stockholder's Deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	-	-
Common stock $0.01 par, 100 shares authorized, issued and outstanding	-	-
Additional paid-in-capital	309,331	321,767
Accumulated deficit	(580,585)	(496,078)
Accumulated other comprehensive income (loss)	(6,068)	1,223
Total stockholder's deficit	(277,322)	(173,088)
	$892,912	$922,237

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(Amounts in thousands)	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$(84,507)	$27,667	$(76,752)
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
Depreciation and amortization expense	54,020	60,718	56,271
Non-cash interest expense, net	10,518	9,800	8,911
Gain on foreign currency transactions	(492)	(510)	(475)
(Gain) loss on modification or extinguishment of debt	27,863	(98,187)	-
Write-off of previously capitalized offering costs	-	1,571	-
Deferred income taxes	6,293	1,603	(16,050)
Reduction in tax uncertainty, net of valuation allowance	(6,617)	-	-
Other	(54)	(4)	5
Changes in operating assets and liabilities:
Accounts receivable, net	(13,266)	(3,023)	(2,822)
Inventories	(6,413)	(120)	26,400
Prepaid expenses and other assets	(1,948)	7,624	(287)
Accounts payable	(4,772)	1,917	(7,820)
Accrued expenses	15,314	452	1,599
Cash payments on restructuring liabilities	(407)	(2,630)	(6,034)
Other	1,009	(130)	172
Net cash provided by (used in) operating activities	(3,459)	6,748	(16,882)
Cash flows from investing activities:
Capital expenditures	(11,490)	(11,105)	(7,807)
Proceeds from sale of assets	102	2,032	81
Other	-	-	(109)
Net cash used in investing activities	(11,388)	(9,073)	(7,835)
Cash flows from financing activities:
Proceeds from long-term debt	423,684	145,709	20,000
Payments on long-term debt	(348,684)	(141,191)	-
Net revolver borrowings	55,000	5,000	(35,000)
Payments on previous revolver credit facility	(30,000)	-	-
Payment of early tender premium	(49,769)	-	-
Equity contributions	-	2,428	-
Equity repurchases	(14,049)	(2,978)	-
Debt issuance costs paid	(26,984)	(5,029)	(2,528)
Tax payments on behalf of parent	-	(1,532)	-
Net cash provided by (used in) financing activities	9,198	2,407	(17,528)
Impact of exchange rate movements on cash	(149)	353	1,019
Net increase (decrease) in cash and cash equivalents	(5,798)	435	(41,226)
Cash and cash equivalents at the beginning of the period	17,498	17,063	58,289
Cash and cash equivalents at the end of the period	$11,700	$17,498	$17,063

Supplemental Information
Interest paid	$90,867	$113,032	$124,005
Income taxes paid (received), net	$3,937	$(4,857)	$943

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

		Retained	Accumulated	Total
	Additional	Earnings	Other	Stockholder's
	Paid in	(Accumulated	Comprehensive	Equity
(Amounts in thousands)	Capital	Deficit)	Income (Loss)	(Deficit)

Balance, December 31, 2008	$209,908	$(446,993)	$(5,543)	$(242,628)

Comprehensive loss:
Net loss	-	(76,752)	-	(76,752)
Currency translation	-	-	4,709	4,709
Minimum pension liability for actuarial
gain, net of tax	-	-	1,158	1,158
Total comprehensive loss				(70,885)
Other	31	-	-	31
Balance, December 31, 2009	$209,939	$(523,745)	$324	$(313,482)

Comprehensive income:
Net income	-	27,667	-	27,667
Currency translation	-	-	1,639	1,639
Minimum pension liability for actuarial
loss, net of tax	-	-	(740)	(740)
Total comprehensive income				28,566
Non-cash equity contribution by affiliate	114,929	-	-	114,929
Contributions and repurchase of equity, net	(550)	-	-	(550)
Tax payment on behalf of parent	(1,532)	-	-	(1,532)
Repurchase of former employee equity	(1,183)	-	-	(1,183)
Other	164	-	-	164
Balance, December 31, 2010	$321,767	$(496,078)	$1,223	$(173,088)

Comprehensive loss:
Net loss	-	(84,507)	-	(84,507)
Currency translation	-	-	(691)	(691)
Minimum pension liability for actuarial
loss, net of tax	-	-	(6,600)	(6,600)
Total comprehensive loss				(91,798)
Repurchase of equity	(12,866)	-	-	(12,866)
Other	430	-	-	430
Balance, December 31, 2011	$309,331	$(580,585)	$(6,068)	$(277,322)

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Ply Gem Holdings, Inc. (“Ply Gem Holdings”) and its wholly owned subsidiaries (individually and collectively, the “Company” or “Ply Gem”) are diversified manufacturers of residential and commercial building products, operating with two segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors. Through these segments, Ply Gem Industries, Inc. (“Ply Gem Industries”) manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and remodeling and renovation markets.

Ply Gem Holdings, a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), was incorporated on January 23, 2004 by affiliates of CI Capital Partners LLC (“CI Capital Partners”) for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”), with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is now a wholly owned subsidiary of Ply Gem Prime.

The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings, an affiliate of CI Capital Partners pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC dated as of December 19, 2003, as amended. Prior to February 12, 2004, the date of the Ply Gem acquisition, Ply Gem Holdings had no operations and Ply Gem Industries was wholly owned by a subsidiary of WDS LLC, which was a wholly owned subsidiary of Nortek. As a result of the Ply Gem acquisition, the Company applied purchase accounting on February 12, 2004.

On August 27, 2004, Ply Gem Industries acquired all of the outstanding shares of capital stock of MWM Holding, Inc., (“MWM Holding”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, MWM Holding and the selling stockholders.

On February 24, 2006, Ply Gem Industries acquired all of the outstanding shares of capital stock, warrants to purchase shares of common stock and options to purchase shares of common stock of AWC Holding Company (“AWC”, and together with its subsidiaries, “Alenco”), in accordance with a securities purchase agreement entered into among Ply Gem, all of the direct and indirect stockholders, warrant holders and stock options holders of AWC and FNL Management Corp, an Ohio corporation, as their representative. Pursuant to the securities purchase agreement, Ply Gem purchased all of the issued and outstanding shares of common stock, warrants to purchase shares of common stock and options to purchase shares of common stock of AWC (other than certain shares of common stock of AWC held by certain members of the senior management of Alenco that were contributed separately to Ply Gem Prime, the new parent company of Ply Gem Investment Holdings, in exchange for shares of capital stock of Ply Gem Prime). Immediately following the completion of the Alenco acquisition, AWC became a wholly owned subsidiary of Ply Gem.

On October 31, 2006, Ply Gem Industries acquired all of the issued and outstanding shares of common stock of Mastic Home Exteriors, Inc. (formerly known as Alcoa Home Exteriors) (“MHE”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, Alcoa Securities Corporation, and Alcoa Inc.

On September 30, 2007, Ply Gem Industries completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business through a stock acquisition. On the acquisition date, the Company changed the name of the acquired business to Ply Gem Pacific Windows Corporation (“Pacific Windows”).

On October 31, 2008, Ply Gem Industries acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer).

Ply Gem is a diversified manufacturer of residential and commercial building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for the Company’s products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts in the prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year, with no effect on net income (loss) or accumulated deficit.

Accounting Policies and Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States involves estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include the allowance for doubtful accounts receivable, rebates, pensions, valuation reserve for inventories, warranty reserves, legal contingencies, assumptions used in the calculation of income taxes, projected cash flows used in the goodwill and intangible asset impairment tests, and environmental accruals and other contingencies. These judgments are based on the Company’s historical experience, current trends and information available from other sources, as appropriate and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and the depressed housing and remodeling market have combined to increase the uncertainty inherent in such estimates and assumptions. If different conditions result from those assumptions used in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances

The Company recognizes sales upon the shipment of products, net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. Certain customers take title to products upon delivery, at which time revenue is then recognized. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the sale date and the return date while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. The Company also provides for estimates of warranty and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expenses. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that are expected to impact the historical analysis such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

Accounts receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts was $3.9 million and $5.3 million at December 31, 2011 and 2010, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of its customers, unusual macroeconomic conditions and historical experience. If the financial condition of its customers deteriorates or other circumstances occur that result in an impairment of customers’ ability to make payments, the Company records additional allowances as needed. The Company writes off uncollectible trade accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by the Company has concluded.

Inventories

Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market and are determined primarily by the first-in, first-out (FIFO) method. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

The inventory reserves were approximately $6.3 million at December 31, 2011, decreasing during 2011 by $1.4 million compared to the December 31, 2010 reserve balance of approximately $7.2 million.

Property and Equipment

Property and equipment are presented at cost. Depreciation of property and equipment are provided on a straight-line basis over estimated useful lives, which are generally as follows:

Buildings and improvements	10-37 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease or useful life, whichever is shorter

               Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized in operations. Depreciation expense for the years ended December 31, 2011, 2010, and 2009 was approximately $27.3 million, $33.6 million, and $36.6 million, respectively.

On July 30, 2010, the Company entered into an asset purchase agreement to sell substantially all of the assets associated with the operations of its Valencia, Pennsylvania facility for $2.5 million, with $1.9 million received at closing and the remaining $0.6 million recorded as a note receivable due in July 2011. The Company recognized a loss on the sale of approximately $0.1 million, which was recorded within selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2010 and the note receivable was recorded as a current asset in the consolidated balance sheet as of December 31, 2010. The note receivable was collected during 2011.

Intangible Assets, Goodwill and Other Long-lived Assets

Long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

The Company tests for long-lived asset impairment at the following asset group levels: i) Siding, Fencing, and Stone (“Siding”), ii) the combined US Windows companies in the Windows and Doors segment (“US Windows”), and iii) Ply Gem Canada in the Windows and Doors segment. For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. During the year ended December 31, 2011, the Company incurred an asset impairment charge of approximately $0.2 million related to a specific asset in the Windows and Doors segment that was no longer utilized.

Goodwill
Purchase accounting involves judgment with respect to the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill. For significant acquisitions, the Company values items such as property and equipment and acquired intangibles based upon appraisals.

The Company evaluates goodwill for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment at the November month end each year (November 26th for 2011) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment. Refer to Note 2 for additional considerations regarding the results of the impairment test in 2011 and 2010.

Debt Issuance Costs

Debt issuance costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing, are amortized over the contractual term of the related agreement using the effective interest method. Net debt issuance costs totaled approximately $26.5 million and $20.6 million as of December 31, 2011 and December 31, 2010, respectively, and have been recorded in other long term assets in the accompanying consolidated balance sheets.

Share Based Compensation

Share-based compensation cost for the Company’s stock option plan is measured at the grant date, based on the estimated fair value of the award, and is recognized over the requisite service period. The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model. Expected volatility is based on a review of several market indicators, including peer companies. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option.

Insurance Liabilities

The Company is self-insured for certain casualty losses and medical liabilities. The Company records insurance liabilities and related expenses for health, workers’ compensation, product and general liability losses and other insurance expenses in accordance with either the contractual terms of their policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company relies on historical trends when determining the appropriate health insurance reserves to record in its consolidated balance sheets. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Subsequent to February 12, 2004, U.S. federal income tax returns are prepared and filed by Ply Gem Investment Holdings, Inc. on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its subsidiaries. The existing tax sharing agreement between Ply Gem Holdings and Ply Gem Investment Holdings under which tax liabilities for each respective party are computed on a stand-alone basis, was amended to include Ply Gem Prime Holdings during 2010. U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

Sales Taxes

Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of operations.

Commitments and Contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.

Environmental

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Environmental remediation obligation accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Liquidity

The Company intends to fund its ongoing capital and working capital requirements, including its internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under the revolving credit portion of its asset based lending facility (“ABL Facility”). As of December 31, 2011, the Company had approximately $961.7 million of indebtedness, $151.2 million of contractual availability under the ABL facility, and approximately $69.9 million of borrowing base availability reflecting $55.0 million of ABL borrowings and approximately $6.3 million of letters of credit and priority payable reserves issued under the ABL facility.

Because of the inherent seasonality in our business and the resulting working capital requirements, the Company’s liquidity position fluctuates within a given year. The seasonal effect that creates the Company’s greatest needs has historically been experienced during the first six months of the year and the Company anticipates borrowing funds under its ABL Facility to support this requirement. However, the Company anticipates the funds generated from operations and funds available under the ABL Facility will be adequate to finance its ongoing operational cash flow needs, capital expenditures, debt service obligations, management incentive expenses, and other fees payable under other contractual obligations for the foreseeable future.

Foreign Currency

Ply Gem Canada, the Company’s Canadian subsidiary, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign entity at the exchange rates in effect at year-end. Net sales and expenses are translated using average exchange rates in effect during the period. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income or loss in the accompanying consolidated balance sheets.

The Company recorded a gain from foreign currency transactions of approximately $0.5 million, in each of the years ended December 31, 2011, December 31, 2010, and December 31, 2009. As of December 31, 2011 and December 31, 2010, accumulated other comprehensive income (loss) included a currency translation adjustment of approximately $(0.7) million and $1.6 million, respectively.

Concentration of Credit Risk

The Company’s largest customer in each year accounted for approximately 9.4%, 9.0%, and 9.2% of consolidated net sales for the years ended December 31, 2011, 2010, and 2009, respectively.

Fair Value Measurement

The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

			Quoted Prices	Significant
			in Active Markets	Other	Significant
(Amounts in thousands)		Fair	for Identical	Observable	Unobservable
	Carrying	Value	Assets	Inputs	Inputs
Description	Value	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Senior Subordinated Notes-13.125%	$150,000	$132,188	$132,188	$-	$-
Senior Secured Notes-8.25%	800,000	697,000	697,000	-	-
As of December 31, 2011	$950,000	$829,188	$829,188	$-	$-
Liabilities:
Senior Subordinated Notes-13.125%	$150,000	$159,375	$159,375	$-	$-
Senior Secured Notes-11.75%	725,000	775,750	775,750	-	-
As of December 31, 2010	$875,000	$935,125	$935,125	$-	$-

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value. Also see Note 5 for fair value disclosures of the pension assets.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update to comprehensive income aimed at increasing the prominence of items reported in other comprehensive income in the financial statements. This update requires companies to present comprehensive income in a single statement below net income or in a separate statement of comprehensive income immediately following the income statement. Companies will no longer be allowed to present comprehensive income on the statement of changes in shareholders' equity. In both options, companies must present the components of net income, total net income, the components of other comprehensive income, total other comprehensive income and total comprehensive income. This update does not change which items are reported in other comprehensive income or the requirement to report reclassifications of items from other comprehensive income to net income. This requirement became effective for the Company beginning with the first quarter 2012 Form 10-Q filing and requires retrospective application for all periods presented. The Company has retrospectively applied this standard and has included a separate statement of comprehensive (loss) income in the accompanying consolidated financial statements.

In September 2011, the FASB amended its accounting guidance on testing goodwill for impairment by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary when it is more likely than not that the fair value of a reporting unit is greater than its carrying value amount. If the conditions are achieved, companies would be able to avoid the two-step goodwill impairment test. The amendments do not change the guidance for how goodwill is calculated or when goodwill is tested for impairment. The amendments are effective for fiscal years beginning after December 15, 2011 with early adoption permitted. The implementation of this guidance did not have an impact on the Company’s financial position, results of operations, or cash flows for the year ended December 31, 2011, as the Company continued its quantitative assessment for the year ended December 31, 2011.

Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows:

(Amounts in thousands)	Foreign currency translation	Minimum pension liability adjustments	Accumulated other comprehensive (loss) income

Balance at December 31, 2008	$(605)	$(4,938)	$(5,543)
Net current period change	4,709	1,158	5,867

Balance at December 31, 2009	4,104	(3,780)	324
Net current period change	1,639	(740)	899

Balance at December 31, 2010	5,743	(4,520)	1,223
Net current period change	(691)	(6,600)	(7,291)

Balance at December 31, 2011	$5,052	$(11,120)	$(6,068)

2. GOODWILL

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year (November 26th for 2011) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has aggregated US Windows and Ply Gem Canada, which represent components of the Windows and Doors operating segment, into a single reporting unit since they have similar economic characteristics. Thus, the Company has two reporting units: 1) Siding, Fencing, and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (“Step One”), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (“Step Two”). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. Since each approach has its merits, the Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimated single family housing starts and the repair and remodeling market’s growth rate through 2018. These assumptions modeled information published by the National Association of Home Builders (“NAHB”). The Company estimated single family housing starts increasing from 2011 levels (434,000) to approximately 1,050,000 in 2018 (terminal growth year) and estimated the repair and remodeling growth rate at approximately 3.0% in each year through 2018. The 1,050,000 terminal housing starts figure represents a historical average that tracks domestic population growth. The forecasted sales growth and operating earnings increases coincided with the growth in these two key assumptions. The Company utilized its weighted average cost of capital and its long-term growth rate to derive the appropriate capitalization rate used in the terminal value calculation. The Company utilized these fair value estimate assumptions during the impairment analysis conducted during the years ended December 31, 2011 and 2010.

The Company’s annual goodwill impairment tests performed as of November 26, 2011 and November 27, 2010 indicated no impairment. The Windows and Doors and Siding, Fencing, and Stone reporting units exceeded their 2011 carrying values by approximately 19% and 90%, respectively.

The Company provides no assurance that: 1) valuation multiples will not decline, 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to analyze changes to these assumptions in future periods. The Company will also continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in future goodwill impairments.

The reporting unit goodwill balances were as follows as of December 31, 2011 and December 31, 2010:

(Amounts in thousands)
	December 31, 2011	December 31, 2010
Siding, Fencing and Stone	$320,107	$320,107
Windows and Doors	71,360	73,326
	$391,467	$393,433

During the year ended December 31, 2011, the Windows and Doors’ goodwill decrease was attributed to: 1) foreign currency movement ($0.2 million), 2) a purchase accounting adjustment related to a previous acquisition ($0.3 million) for a reduction in accrued expenses, and 3) a tax adjustment ($1.4 million) resulting from the original Ply Gem acquisition reducing deferred tax liabilities and goodwill.

A rollforward of goodwill for 2011 and 2010 is included in the table below:

	Windows and	Siding, Fencing
(Amounts in thousands)	Doors	and Stone

Balance as of January 1, 2010
Goodwill	$400,504	$442,334
Accumulated impairment losses	(327,773)	(122,227)
	72,731	320,107

Currency translation adjustments	595	-
Balance as of December 31, 2010
Goodwill	401,099	442,334
Accumulated impairment losses	(327,773)	(122,227)
	73,326	320,107

Currency translation adjustments	(244)	-
Purchase accounting adjustment	(307)	-
Tax benefit of excess tax goodwill	(1,415)	-
Balance as of December 31, 2011
Goodwill	399,133	442,334
Accumulated impairment losses	(327,773)	(122,227)
	$71,360	$320,107

3. INTANGIBLE ASSETS

The table that follows presents the major components of intangible assets as of December 31, 2011 and 2010:

	Average
	Amortization
	Period		Accumulated	Net Carrying
(Amounts in thousands)	(in Years)	Cost	Amortization	Value
As of December 31, 2011:
Patents	14	$12,770	$(7,361)	$5,409
Trademarks/Tradenames	11	85,644	(48,296)	37,348
Customer relationships	13	158,158	(80,851)	77,307
Other		2,503	(1,419)	1,084
Total intangible assets	13	$259,075	$(137,927)	$121,148

As of December 31, 2010:
Patents	14	$12,770	$(6,418)	$6,352
Trademarks/Tradenames	11	85,644	(34,885)	50,759
Customer relationships	13	158,158	(68,651)	89,507
Other		1,631	(1,284)	347
Total intangible assets	13	$258,203	$(111,238)	$146,965

          Amortization expense for the years ended December 31, 2011, 2010 and 2009 was approximately $26.7 million, $27.1 million, and $19.7 million, respectively. Estimated amortization expense for the fiscal years 2012 through 2016 is shown in the following table:

Amortization
(Amounts in thousands)	expense

2012	$26,875
2013	16,723
2014	15,344
2015	14,818
2016	14,231

During the year ended December 31, 2010, the Company decreased the remaining useful life of certain trademarks in the Windows and Doors segment to three years (applied prospectively) as a result of future marketing plans regarding the use of these trademarks. For each of the years ended December 31, 2011 and December 31, 2010, the Company incurred approximately $7.4 million of increased amortization expense compared to the year ended December 31, 2009, primarily as a result of this decrease in useful life.

4. LONG-TERM DEBT

Long-term debt in the accompanying consolidated balance sheets at December 31, 2011 and 2010 consists of the following:

(Amounts in thousands)	December 31, 2011	December 31, 2010

Senior secured asset based revolving credit facility	$55,000	$30,000
11.75% Senior secured notes due 2013, net of
unamortized discount of $0 and $7,318	-	717,682
8.25% Senior secured notes due 2018, net of
unamortized early tender premium and
discount of $40,641 and $0	759,359	-
13.125% Senior subordinated notes due 2014, net of
unamortized discount of $2,689 and $3,519	147,311	146,481
	$961,670	$894,163

Recent developments

As described in the following sections, on February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction (“Senior Tack-on Notes”). The net proceeds of approximately $32.7 million after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, will be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes.

8.25% Senior Secured Notes due 2018

On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes due 2018 given that the 2011 transaction was predominately accounted for as a loan modification. The 8.25% Senior Secured Notes due 2018 together with the Senior Tack-on Notes (“8.25% Senior Secured Notes”) will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the original aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $80.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the aggregate amount of the 8.25 % Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indentures) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing our obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, our stock ownership in our subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the SEC.

On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800.0 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% Senior Secured Notes due 2013 (“11.75% Senior Secured Notes”) at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Interest was paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its 11.75% Senior Secured Notes in a private placement transaction. The additional $25.0 million of 11.75% Senior Secured Notes had the same terms and covenants as the initial $700.0 million of 11.75% Senior Secured Notes.

On February 11, 2011, the Company purchased approximately $718.6 million principal amount of the 11.75% Senior Secured Notes in a tender offer at a price of $1,069.00 per $1,000 principal amount, which included an early tender payment of $40.00 per $1,000 principal amount, plus accrued and unpaid interest, and on February 28, 2011, the Company purchased $6.0 million principal amount of the 11.75% Senior Secured Notes in the tender offer at a price of $1,029.00 per $1,000 principal amount, plus accrued and unpaid interest. On March 13, 2011, pursuant to the terms of the indenture governing the 11.75% Senior Secured Notes, the Company redeemed the remaining approximate $0.4 million at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest. As a result of these transactions, the Company paid cumulative early tender premiums of approximately $49.8 million during the year ended December 31, 2011. Following the redemption on March 13, 2011, there were no longer any 11.75% Senior Secured Notes outstanding. The 11.75% Senior Secured Notes would have matured on June 15, 2013 and bore interest at the rate of 11.75% per annum. The loss recorded as a result of this purchase is discussed in detail in the section “Gain (loss) on debt extinguishment” below.

Senior Secured Asset Based Revolving Credit Facility due 2016

On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the Company’s ABL Facility from $175.0 million to $212.5 million. Under the terms of the ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the amended ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016 (or April 15, 2014 if the 13.125% Senior Subordinated Notes are not repaid or refinanced by such date).

Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of December 31, 2011, the Company’s interest rate on the new ABL Facility was approximately 2.8%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February, and March).

All obligations under the new ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the new ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The new ABL Facility contains certain covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

              As of December 31, 2011, Ply Gem Industries had approximately $151.2 million of contractual availability and approximately $69.9 million of borrowing base availability under the new ABL Facility, reflecting $55.0 million of borrowings outstanding and approximately $6.3 million of letters of credit and priority payables reserves.

Senior Secured Asset Based Revolving Credit Facility due 2013

Concurrently with the 11.75% Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into an ABL Facility. The prior ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In July 2009, the Company amended the prior ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As of December 31, 2011, there were no outstanding borrowings under the prior ABL Facility, as it was replaced with the new ABL Facility on January 26, 2011, as discussed above.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The 13.125% Senior Subordinated Notes will mature on July 15, 2014 and bear interest at the rate of 13.125% per annum. Interest will be paid semi-annually on January 15 and July 15 of each year.

Prior to January 15, 2012, Ply Gem Industries had the option to redeem up to 40% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 113.125% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the original aggregate principal amount of the 13.125% Senior Subordinated Notes remains outstanding after the redemption. On or after January 15, 2012, and prior to January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any. On or after January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after January 15, 2012, Ply Gem Industries may redeem the 13.125% Senior Subordinated Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 13.125% Senior Subordinated Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The 13.125% Senior Subordinated Notes are unsecured and subordinated in right of payment to all of the Company’s existing and future debt, including the new ABL Facility and the 8.25% Senior Secured Notes. The 13.125% Senior Subordinated Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior subordinated basis. The guarantees are general unsecured obligations and are subordinated in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility.

The indenture governing the 13.125% Senior Subordinated Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base and (b) the greater of (i) $725.0 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (ii) an amount that is three times Consolidated Cash Flow (as defined in the indenture) for the four-quarter period; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million. Ply Gem Industries may also pay dividends or make other distributions to Ply Gem Holdings so long as it can incur $1.00 of additional debt pursuant to the 2.00 to 1.00 consolidated interest coverage ratio test described above and so long as the aggregate amount of such dividend or distribution together with certain other dividends and distributions does not exceed 50% of consolidated net income plus certain other items.

On June 30, 2010, Ply Gem Industries completed its exchange offer with respect to the 13.125% Senior Subordinated Notes by exchanging $150.0 million 13.125% Senior Subordinated Notes, which were registered under the Securities Act, for $150.0 million of the issued and outstanding 13.125% Senior Subordinated Notes. Upon completion of the exchange offer, all issued and outstanding 13.125% Senior Subordinated Notes were registered under the Securities Act.

9.00% Senior Subordinated Notes due 2012

In connection with the issuance of $150.0 million of the 13.125% Senior Subordinated Notes on January 11, 2010, Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest. Approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by certain affiliates of the CI Partnerships were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime. Such notes were then transferred to the Company and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. As of December 31, 2011, there were no 9% Senior Subordinated Notes outstanding.

Gain (loss) on debt extinguishment

As a result of the 8.25% Senior Secured Notes issuance and purchase and redemption of the 11.75% Senior Secured Notes during the year ended December 31, 2011, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes to determine whether the transaction was to be accounted for as a modification or an extinguishment of debt. The Company determined that this transaction resulted predominantly in a modification but in some instances as an extinguishment as some creditors did not participate in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes. The Company incurred an early tender premium of approximately $49.8 million in conjunction with this transaction, of which approximately $38.9 million was recorded as a discount on the 8.25% Senior Secured Notes and approximately $10.9 million was expensed as a loss on extinguishment of debt in the consolidated statement of operations. The Company also expensed approximately $0.8 million for the unamortized discount and $2.8 million for the unamortized debt issuance costs for the 11.75% Senior Secured Notes in this transaction. The Company also incurred approximately $25.9 million of costs associated with this transaction, of which approximately $13.6 million was recorded as debt issuance costs and approximately $12.2 million was expensed as a loss on modification or extinguishment of debt in the consolidated statement of operations.

As a result of the ABL Facility refinancing during the first quarter of 2011, the Company evaluated the proper accounting treatment for the debt issuance costs associated with the prior ABL Facility and the new ABL Facility as there were certain members of the loan syndication that existed in both facilities and other members who were not participants in the new ABL Facility. Based on this evaluation, the Company expensed approximately $1.2 million of debt issuance costs as a loss on modification or extinguishment of debt and recorded approximately $2.1 million of debt issuance costs.

As a result of the $141.2 million redemption of the previous 9% Senior Subordinated Notes on February 16, 2010, the Company recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write-off of unamortized debt issuance costs. On February 12, 2010, as a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by affiliates of the Company’s controlling stockholders in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, the Company recognized a gain on extinguishment of approximately $100.4 million, including the write-off of unamortized debt issuance costs of approximately $3.5 million. The $98.2 million gain on debt extinguishment was recorded separately in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Based on these financing transactions, the Company recognized a loss on debt modification or extinguishment of approximately $27.9 million and a gain on debt extinguishment of approximately $98.2 million for the years ended December 31, 2011 and December 31, 2010, respectively, as summarized in the table below.

	For the year ended
(Amounts in thousands)	December 31, 2011	December 31, 2010

Gain (loss) on extinguishment of debt:
Tender premium	$(10,883)	$-
11.75% Senior Secured Notes unamortized discount	(775)	-
11.75% Senior Secured Notes unamortized debt issuance costs	(2,757)	-
	(14,415)	-

Carrying value of 9% Senior Subordinated Notes	-	360,000
9% Senior Subordinated Notes unamortized debt issuance costs	-	(5,780)
9% Senior Subordinated Notes unamortized premium	-	100
Reaquisition price of 9% Senior Subordinated Notes	-	(256,133)
	-	98,187
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	(12,261)	-
Unamortized debt issuance costs for previous ABL Facility	(1,187)	-
	(13,448)	-

Total gain (loss) on modification or extinguishment of debt	$(27,863)	$98,187

Debt maturities

The following table summarizes the Company’s long-term debt maturities due in each fiscal year after December 31, 2011.

	As of	Proforma as of
(Amounts in thousands)	December 31, 2011	December 31, 2011 (1)

2012	$-	$-
2013	-	-
2014	202,311	202,311
2015	-	-
2016	-	-
Thereafter	759,359	793,359
	$961,670	$995,670

(1) These amounts are proforma as of December 31, 2011 for the February 2012 debt transaction.

5. DEFINED BENEFIT PLANS

The Company has two pension plans, the Ply Gem Group Pension Plan (the “Ply Gem Plan”) and the MW Manufacturers, Inc. Retirement Plan (the “MW Plan”). The plans are combined in the following discussion.

The table that follows provides a reconciliation of benefit obligations, plan assets, and funded status of the combined plans in the accompanying consolidated balance sheets at December 31, 2011 and 2010:

	December 31,	December 31,
(Amounts in thousands)	2011	2010

Change in projected benefit obligation
Benefit obligation at beginning of year	$38,066	$34,846
Service cost	98	92
Interest cost	1,931	2,014
Actuarial loss	4,138	2,717
Benefits and expenses paid	(1,833)	(1,603)
Projected benefit obligation at end of year	$42,400	$38,066

Change in plan assets
Fair value of plan assets at beginning of year	$26,929	$24,394
Actual return on plan assets	(680)	2,870
Employer and participant contributions	1,961	1,268
Benefits and expenses paid	(1,833)	(1,603)
Fair value of plan assets at end of year	$26,377	$26,929

Funded status and financial position:
Fair value of plan assets	$26,377	$26,929
Benefit obligation at end of year	42,400	38,066
Funded status	$(16,023)	$(11,137)

Amount recognized in the balance sheet consists of:
Current liability	$(2,577)	$(1,961)
Noncurrent liability	(13,446)	(9,176)
Liability recognized in the balance sheet	$(16,023)	$(11,137)

The accumulated benefit obligation for the combined plans was approximately $42.4 million and $38.1 million as of December 31, 2011 and December 31, 2010, respectively.

Accumulated Other Comprehensive Loss

Amounts recognized in accumulated other comprehensive loss at December 31, 2011 and December 31, 2010 consisted of the following:

(Amounts in thousands)	December 31,	December 31,
	2011	2010
Initial net asset (obligation)	$-	$-
Prior service credit (cost)	-	-
Net loss	14,365	7,788
Accumulated other comprehensive loss	$14,365	$7,788

               These amounts do not include any amounts recognized in accumulated other comprehensive income related to the nonqualified Supplemental Executive Retirement Plan.

Actuarial Assumptions

Plan assets consist of cash and cash equivalents, fixed income mutual funds, equity mutual funds, as well as other investments. The discount rate for the projected benefit obligation was chosen based upon rates of returns available for high-quality fixed-income securities as of the plan's measurement date. The Company reviewed several bond indices, comparative data, and the plan's anticipated cash flows to determine a single discount rate which would approximate the rate in which the obligation could be effectively settled. The expected long-term rate of return on assets is based on the Company’s historical rate of return. The weighted average rate assumptions used in determining pension costs and the projected benefit obligation for the periods indicated are as follows:

	For the year ended December 31,
	2011	2010	2009

Discount rate for projected benefit obligation	4.50%	5.30%	5.95%
Discount rate for pension costs	5.30%	5.95%	6.35%
Expected long-term average return on plan assets	7.50%	7.50%	7.50%

Net Periodic Benefit Costs

The Company’s net periodic benefit expense for the combined plans for the periods indicated consists of the following components:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Service cost	$98	$92	$177
Interest cost	1,931	2,014	2,000
Expected return on plan assets	(2,028)	(1,818)	(1,462)
Amortization of loss	269	203	502
Net periodic benefit expense	$270	$491	$1,217

Pension Assets

               The weighted-average asset allocations at December 31, 2011 by asset category are as follows:

			Weighted Average
	Target	Actual allocation as of	Expected Long-Term
	Allocation	December 31, 2011	Rate of Return (1)
Asset Category
U.S. Large Cap Funds	25.0%	21.9%	2.0%
U.S. Mid Cap Funds	5.0%	7.9%	0.5%
U.S. Small Cap Funds	3.0%	3.1%	0.3%
International Equity	15.0%	15.2%	1.6%
Fixed income	45.0%	45.0%	2.3%
Other investments	7.0%	6.9%	0.6%
	100.0%	100.0%	7.3%

(1) The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

               The weighted-average asset allocations at December 31, 2010 by asset category are as follows:

			Weighted Average
	Target	Actual allocation as of	Expected Long-Term
	Allocation	December 31, 2010	Rate of Return (1)
Asset Category
U.S. Large Cap Funds	25.0%	23.1%	2.0%
U.S. Mid Cap Funds	5.0%	8.6%	0.5%
U.S. Small Cap Funds	3.0%	3.4%	0.3%
International Equity	15.0%	15.5%	1.4%
Fixed income	45.0%	42.4%	2.3%
Other investments	7.0%	7.0%	0.6%
	100.0%	100.0%	7.1%

(1) The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The Company has established formal investment policies for the assets associated with the Company’s pension plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk including quality and diversification standards. Asset allocation targets are based on periodic asset reviews and/or risk budgeting study results which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

Factors such as asset class allocations, long-term rates of return (actual and expected), and results of periodic asset liability modeling studies are considered when constructing the long-term rate of return assumption for the Company’s pension plans. While historical rates of return play an important role in the analysis, the Company also considers data points from other external sources if there is a reasonable justification to do so.

The plan assets are invested to maximize returns without undue exposure to risk. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. The plan’s asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The following table summarizes the Company’s plan assets measured at fair value on a recurring basis (at least annually) as of December 31, 2011 and December 31, 2010:

(Amounts in thousands)	Fair value as of	Quoted Prices in Active	Significant Other	Significant
	December 31,	Markets for Identical	Observable Inputs	Unobservable Inputs
	2011	Assets (Level 1)	(Level 2)	(Level 3)
Equity Securities (1)
U.S. Large Cap Funds	$5,793	$5,793	$-	$-
U.S. Mid Cap Funds	2,087	1,032	1,055	-
U.S. Small Cap Funds	812	393	419	-
International Funds	3,996	3,996	-	-
Fixed Income
Domestic Bond Funds (2)	11,863	1,317	10,546	-
Other Investments
Commodity Funds (3)	1,302	1,302	-	-
Cash & Equivalents	524	-	524	-
	$26,377	$13,833	$12,544	$-

(Amounts in thousands)	Fair value as of	Quoted Prices in Active	Significant Other	Significant
	December 31,	Markets for Identical	Observable Inputs	Unobservable Inputs
	2010	Assets (Level 1)	(Level 2)	(Level 3)
Equity Securities (1)
U.S. Large Cap Funds	$6,228	$6,228	$-	$-
U.S. Mid Cap Funds	2,326	1,158	1,168	-
U.S. Small Cap Funds	908	423	485	-
International Funds	4,168	4,168	-	-
Fixed Income
Domestic Bond Funds (2)	11,415	1,315	10,100	-
Other Investments
Commodity Funds (3)	1,512	1,512	-	-
Cash & Equivalents	372	-	372	-
	$26,929	$14,804	$12,125	$-

(1) Equity securities are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.
(2) Domestic bonds are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.
(3) Commodity funds are comprised of two mutual funds which represent small market energy funds.

The Ply Gem Plan was frozen as of December 31, 1998, and no further increases in benefits may occur as a result of increases in service or compensation and no new participants can be added to the Plan.

The MW Plan was frozen for salaried participants as of October 31, 2004, and no further increases in benefits for salaried participants may occur as a result of increases in service or compensation. The MW Plan was frozen for non-salaried participants during 2005. No additional non-salaried participants may enter the plan, but increases in benefits as a result of increases in service or compensation will still occur.

Benefit Plan Contributions

The Company made cash contributions to the combined plans of approximately $2.0 million and $1.3 million for the years ended December 31, 2011 and 2010, respectively. During fiscal year 2012, the Company expects to make cash contributions to the combined plans of approximately $2.6 million.

Benefit Plan Payments

The following table shows expected benefit payments for the next five fiscal years and the aggregate five years thereafter from the combined plans. These benefit payments consist of qualified defined benefit plan payments that are made from the respective plan trusts and do not represent an immediate cash outflow to the Company.

Fiscal Year	Expected Benefit Payments
(Amounts in thousands)

2012	$1,857
2013	1,922
2014	1,999
2015	2,080
2016	2,180
2017-2021	12,503

Other Retirement Plans

The Company also has an unfunded nonqualified Supplemental Executive Retirement Plan for certain employees. The projected benefit obligation relating to this unfunded plan totaled approximately $354,000 and $331,000 at December 31, 2011 and 2010, respectively. The Company has recorded this obligation in other long term liabilities in the consolidated balance sheets as of December 31, 2011 and 2010. Pension expense for the plan was approximately $17,000 for the year ended December 31, 2011 and approximately $18,000 for each of the years ended December 31, 2010 and 2009.

6. DEFINED CONTRIBUTION PLANS

The Company has a defined contribution 401(k) plan covering all eligible employees. Effective September 1, 2010, the Company reinstated matching contributions after suspending the contributions on April 1, 2008. Effective with the reinstatement, the Company matched 50% of the first 6% of employee contributions for most members, with the exception of matching 25% of the first 6% of employee contributions for certain union members per a negotiated contract. The Company also has the option of making discretionary contributions. The Company contributed approximately $2.1 million for the year ended December 31, 2011, approximately $0.7 million (including forfeitures) for the year ended December 31, 2010, and $0 for the year ended December 31, 2009, which has been expensed within selling, general, and administrative expense in the accompanying consolidated statement of operations.

7. COMMITMENTS AND CONTINGENCIES

Operating leases

At December 31, 2011, the Company was obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Future minimum rental obligations for non-cancellable lease payments total approximately $120.2 million at December 31, 2011. The lease obligations, partially offset by subleases, are payable as follows:

	Lease	Sublease
(Amounts in thousands)	Commitments	Income

2012	$18,979	$431
2013	17,525	440
2014	14,275	449
2015	12,197	458
2016	9,766	467
Thereafter	47,480	4,089

               Total rental expense for all operating leases amounted to approximately $24.6 million for the year ended December 31, 2011, $24.6 million for the year ended December 31, 2010, and $26.1 million for the year ended December 31, 2009.

Indemnifications

In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets in the approximate amount of $3.6 million and $3.9 million at December 31, 2011 and December 31, 2010, respectively. As of December 31, 2011 and December 31, 2010, the Company has recorded liabilities related to these indemnifications of approximately $0.4 million and $0.4 million, respectively, in current liabilities and $3.2 million and $3.5 million, respectively, in long-term liabilities, consisting of the following:

(Amounts in thousands)	December 31, 2011	December 31, 2010

Product claim liabilities	$193	$216
Multiemployer pension plan withdrawal liability	2,854	3,079
Other	572	602
	$3,619	$3,897

The product claim liabilities of approximately $0.2 million at December 31, 2011 and December 31, 2010, recorded in long term liabilities, represents the estimated costs to resolve the outstanding matters related to a former subsidiary of the Company, which is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated wood products. The Company had indemnified the buyer of the former subsidiary for all known liabilities and future claims relating to such matters and retained the rights to all potential reimbursements related to insurance coverage. Many of the suits have been resolved by dismissal or settlement with amounts being paid out of insurance proceeds or other third party recoveries. The Company and the former subsidiary continue to vigorously defend the remaining suits. Certain defense and indemnity costs are being paid out of insurance proceeds and proceeds from a settlement with suppliers of material used in the production of the treated wood products. The Company and the former subsidiary have engaged in coverage litigation with certain insurers and have settled coverage claims with several of the insurers.

The multiemployer pension liability of approximately $2.9 million and $3.1 million recorded in long term liabilities at December 31, 2011 and December 31, 2010, respectively, relate to liabilities assumed by the Company in 1998 when its former subsidiary, Studley Products, Inc. (“Studley”) was sold. In connection with the sale, Studley ceased making contributions to the Production Service and Sales District Council Pension Fund (the “Pension Fund”), and the Company assumed responsibility for all withdrawal liabilities to be assessed by the Pension Fund. Accordingly, the Company is making quarterly payments of approximately $0.1 million to the Pension Fund through 2018 based upon the assessment of withdrawal liability received from the Pension Fund. The multiemployer pension liability represents the present value of the quarterly payment stream using a 6% discount rate as well as an estimate of additional amounts that may be assessed in the future by the Pension Fund under the contractual provisions of the Pension Fund.

Included in the indemnified items is approximately $0.4 million for each of the years ended December 31, 2011 and 2010, of accrued expenses to cover the estimated costs of known litigation claims, including the estimated cost of legal services incurred, that the Company is contesting including certain employment and former shareholder litigation related to the Company.

Warranty claims

               The Company sells a number of products and offers a number of warranties. The specific terms and conditions of these warranties vary depending on the product sold. The Company estimates the costs that may be incurred under their warranties and records a liability for such costs at the time of sale. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of December 31, 2011 and 2010, warranty liabilities of approximately $7.7 million and $9.4 million, respectively, have been recorded in current liabilities and approximately $30.9 million and $32.4 million, respectively, have been recorded in long term liabilities.

              Changes in the Company’s short-term and long-term warranty liabilities are as follows:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Balance, beginning of period	$41,780	$43,398	$45,653
Warranty expense during period	7,359	11,364	12,783
Settlements made during period	(10,527)	(12,982)	(15,038)
Balance, end of period	$38,612	$41,780	$43,398

Environmental

On February 24, 2011, the Company received a draft Administrative Order on Consent from the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA) relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. The Company finalized the Administrative Order on Consent with the EPA, and it became effective on September 12, 2011. During the Company’s 2011 fourth quarter as part of the Administrative Order on Consent, the Company provided the EPA with a preliminary cost estimate of approximately $1.8 million over the remediation period, which is estimated through 2023. As a result, the Company incurred an incremental expense of approximately $1.6 million during the year and quarter ended December 31, 2011 to record an additional accrual for this preliminary cost estimate. This expense has been recognized within selling, general, and administrative expenses for the year ended December 31, 2011 in the consolidated statement of operations. The Company has recorded approximately $0.5 million of this environmental liability within current liabilities and approximately $1.3 million within other long-term liabilities in the Company’s consolidated balance sheet at December 31, 2011. The Company will adjust this environmental remediation liability in future periods, if necessary, as further information develops or circumstances change.

Certain liabilities for this subject contamination has been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, the Company is similarly indemnified by U.S. Industries, Inc. The Company’s ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future. As of December 31, 2011 no recovery has been recognized on the Company’s consolidated balance sheet but the Company will actively pursue the validity of this indemnity in future periods and will recognize future recoveries in the period in which they become probable.

Other contingencies

               The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, personal injury, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. Also, it is not possible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, and therefore no such estimate has been made.

8. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

          Accrued expenses consist of the following at December 31, 2011 and December 31, 2010:

(Amounts in thousands)	December 31, 2011	December 31, 2010
Insurance	$3,229	$3,887
Employee compensation and benefits	6,270	6,086
Sales and marketing	23,282	21,637
Product warranty	7,677	9,375
Accrued freight	498	513
Accrued interest	34,183	13,592
Accrued environmental liability	708	448
Accrued pension	2,577	1,961
Accrued deferred compensation	-	2,155
Accrued taxes	2,093	3,123
Other	10,364	12,340
	$90,881	$75,117

               Other long-term liabilities consist of the following at December 31, 2011 and December 31, 2010:

(Amounts in thousands)	December 31, 2011	December 31, 2010
Insurance	$1,642	$2,216
Pension liabilities	13,446	9,176
Multi-employer pension withdrawal liability	2,854	3,079
Product warranty	30,935	32,405
Long-term product claim liability	193	216
Long-term environmental liability	1,750	434
Liabilities for tax uncertainties	3,546	10,123
Other	3,362	2,840
	$57,728	$60,489

During the year ended December 31, 2011, the Company finalized a long-term incentive plan for certain employees. The Company recorded an expense of approximately $0.9 million for the year ended December 31, 2011 while also paying out previously accrued retention amounts to certain executive officers. The payment of approximately $3.7 million was previously recorded within accrued expenses in the Company’s consolidated balance sheets.

9. RESTRUCTURING

In November 2008, the Company announced the closure of its Hammonton, New Jersey and Phoenix, Arizona window and door manufacturing facilities. During December 2008, production began to shift to other locations and production ceased at Hammonton and Phoenix during 2009. By shifting production to other facilities within the Company, the closures reduced costs and increased operating efficiencies. Total costs were approximately $5.4 million, including approximately $1.0 million for personnel-related costs and approximately $4.4 million in other facilities-related costs, which include approximately $4.0 million in lease costs.

On April 2, 2009, the Company announced that it would consolidate production across several of its manufacturing facilities improving the Company’s overall operating efficiency. The Company’s plans included shifting the majority of the production from its Kearney, Missouri facility to its other three vinyl siding manufacturing facilities. The Company continues to operate the Kearney, Missouri facility on a limited basis until the housing market recovers. The Company also closed its Tupelo, Mississippi window and door manufacturing facility. In addition, the Company consolidated certain of the vinyl lineal production to its Rocky Mount, Virginia facility and realigned production of its west coast window and door facilities at Sacramento, California and Auburn, Washington to better serve customers and improve overall operating efficiency. In connection with the April 2, 2009 announcement, the Company incurred pre-tax exit and restructuring costs, all of which were cash charges, of approximately $2.0 million, including approximately $0.9 million for personnel-related costs, approximately $0.1 million for contract termination costs, and approximately $1.0 million in other facilities-related costs.

               The following table summarizes the Company’s restructuring activity for the year ended December 31, 2011:

(Amounts in thousands)	Accrued as of	Adjustments	Cash payments	Expensed	Accrued as of
	December 31, 2010	during 2011	during 2011	during 2011	December 31, 2011
Hammonton, NJ
Severance costs	$-	$-	$-	$-	$-
Contract terminations	220		(220)	-	-
Equipment removal and other	-	-	-	-	-
	$220	$-	$(220)	$-	$-

Phoenix, AZ
Severance costs	$-	$-	$-	$-	$-
Contract terminations	187	-	(187)	-	-
Equipment removal and other	-	-	-	-	-
	$187	$-	$(187)	$-	$-

               The Company recorded restructuring costs in selling, general and administrative expenses in the years and segments shown in the following table:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Siding, Fencing and Stone	$-	$112	$2,445
Windows and Doors	-	102	5,258
	$-	$214	$7,703

The Company also recorded in its Windows and Doors segment interest expense related to lease termination costs of approximately $111,000 for the year ended December 31, 2010, and $183,000 for the year ended December 31, 2009.

10. INCOME TAXES

The following is a summary of the components of earnings (loss) before provision (benefit) for income taxes:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Domestic	$(86,538)	$23,927	$(101,378)
Foreign	2,714	8,767	6,660
	$(83,824)	$32,694	$(94,718)

               The following is a summary of the provision (benefit) for income taxes included in the accompanying consolidated statement of operations:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Federal:
Current	$(6,617)	$83	$(5,176)
Deferred	6,640	1,331	(17,825)
	23	1,414	(23,001)
State:
Current	$654	$1,526	$1,827
Deferred	(847)	(350)	1,149
	(193)	1,176	2,976
Foreign:
Current	$353	$1,815	$1,433
Deferred	500	622	626
	853	2,437	2,059

Total	$683	$5,027	$(17,966)

               The table that follows reconciles the federal statutory income tax rate to the effective tax rate of approximately 0.8% for the year ended December 31, 2011, 15.4% for the year ended December 31, 2010, and 18.9% for the year ended December 31, 2009.

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Income tax provision (benefit)
at the federal statutory rate	$(29,338)	$11,443	$(33,151)

Net change from statutory rate:
Valuation allowance	38,939	(28,692)	35,890
Federal impact of cancellation of debt income	-	17,667	(17,603)
State impact of cancellation of debt income	-	2,646	(1,187)
Federal net operating loss adjustment	-	2,581	-
State income tax benefit, net of federal income
tax benefit and goodwill impairment in 2009	(1,936)	(766)	(3,293)
Taxes at non U.S. statutory rate	76	(153)	89
Additional provisions/reversals of uncertain
tax positions	(6,287)	342	1,114
Canadian rate differential	(254)	(592)	(361)
Other, net	(517)	551	536
	$683	$5,027	$(17,966)

               The tax effect of temporary differences, which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

(Amounts in thousands)	December 31, 2011	December 31, 2010
Deferred tax assets:
Accounts receivable	$1,397	$2,028
Insurance reserves	1,832	2,290
Warranty reserves	11,668	12,280
Pension accrual	6,413	4,407
Deferred compensation	683	121
Inventories	3,100	3,407
Plant closure/relocations	-	407
Original issue discount - cancellation of indebtedness	-	2,499
Federal, net operating loss carry-forwards	76,789	48,251
State net operating loss carry-forwards	11,380	8,579
Interest	4,636	4,650
Other assets, net	5,172	5,307
Valuation allowance	(49,780)	(8,279)
Total deferred tax assets	73,290	85,947
Deferred tax liabilities:
Property and equipment, net	(17,517)	(18,893)
Intangible assets, net	(39,912)	(47,158)
Deferred financing	(14,995)	(4,327)
Cancellation of debt income	-	(9,920)
Other liabilities, net	(1,935)	(1,764)
Total deferred tax liabilities	(74,359)	(82,062)
Net deferred tax asset (liability)	$(1,069)	$3,885

Cancellation of indebtedness

Affiliates of Ply Gem Prime’s controlling stockholders purchased approximately $281.4 million of the Company’s 9% Senior Subordinated Notes during the year ended December 31, 2009. The cumulative affiliate purchases were made at amounts below the $281.4 million face value of the 9% Senior Subordinated Notes. The Company determined that approximately $121.5 million would be considered cancellation of indebtedness income (“CODI”) for tax purposes. The Company determined that it is eligible to reduce CODI by certain tax attributes including net operating loss carry-forwards for the year ended December 31, 2009. The Company reduced certain tax attributes including net operating loss carryforwards (“NOLs”) and tax basis in certain assets in lieu of recognizing approximately $121.5 million of CODI for income tax purposes during the year ended December 31, 2009.

During February 2010, approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes held by affiliates of Ply Gem Prime’s controlling stockholders were transferred to Ply Gem Prime’s controlling stockholders and ultimately to Ply Gem Prime in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. These notes were then transferred to the Company and then to Ply Gem Industries as a capital contribution and cancelled. Also during February 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million aggregate principal amount of the 9% Senior Subordinated Notes held by affiliates of Ply Gem Prime’s controlling stockholders). As a result of these debt transactions, the Company realized $35.3 million of additional CODI for income tax purposes during the year ended December 31, 2010.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the “Act”). Among its provisions, the Act permits certain taxpayers to elect to defer the taxation of CODI arising from certain repurchases, exchanges or modifications of their outstanding debt that occur during 2009 and 2010. For debt acquired in 2009, the CODI can be deferred for five years and then included in taxable income ratably over the next five years. The CODI deferral and inclusion periods for debt acquired during 2010 would be four years. If the CODI is deferred, the Company will also be required to defer the deduction of all or a substantial portion of any “original issue discount” (“OID”) deductions. The Company does not currently plan to utilize this deferral election for the 2010 CODI.

Valuation allowance

As of December 31, 2011, a federal valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company considered the impact of reversing taxable temporary differences with regard to realization of deferred tax assets to determine the amount of valuation allowance for 2011. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets.

During the year ended December 31, 2011, the Company’s federal and state valuation allowance increased by approximately $40.2 million and $1.3 million, respectively. The increase is primarily due to the current year taxable loss. The Company currently has book goodwill of approximately $13.4 million that is not amortized and results in a deferred tax liability of approximately $3.5 million at December 31, 2011. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate the realizability of its net deferred tax assets and its estimates are subject to change.

During the year ended December 31, 2010, the Company’s federal and state valuation allowances decreased by approximately $27.3 million and $1.4 million, respectively, primarily due to the write-off of the deferred tax asset for original issue discount and the corresponding valuation allowance resulting from the January and February 2010 debt transactions. The Company had book goodwill of approximately $13.4 million that is not amortized and results in a deferred tax liability of approximately $2.9 million at December 31, 2010. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets.

Other tax considerations

During 2009, the Company filed an amended federal income tax return for the year ended December 31, 2005 in order to adjust its net operating loss limitations. The Company recorded the resulting income tax benefit as an income tax receivable of approximately $4.1 million as of December 31, 2009, which was recorded in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2009. The Company collected the approximate $4.0 million federal tax receivable during 2010.

               The Worker, Homeownership, and Business Assistance Act of 2009 provided for a five year carryback of net operating losses for either 2008 or 2009 losses. Additionally, the ninety percent limitation on the usage of alternative minimum tax net operating loss deductions was suspended during this extended carryback period. The Company filed an amended 2008 carryback claim in order to receive a refund of the alternative minimum tax paid for tax years 2005 through 2007 totaling approximately $1.1 million, which was recorded in prepaid expenses and other current assets in the consolidated balance sheet at December 31, 2009. During 2010, the Company collected the approximate $1.1 million carryback claim.

As of December 31, 2011, the Company has approximately $219.4 million of federal net operating loss carry-forwards which can be used to offset future taxable income. These federal carry-forwards will begin to expire in 2028 if not utilized. The Company has approximately $228.0 million of gross state NOL carry-forwards and $11.4 million (net of federal benefit) of deferred tax assets related to these state NOL carry-forwards which can be used to offset future state tax liabilities. The Company has established a valuation allowance of approximately $7.3 million for the deferred tax asset associated with these state NOL carry-forwards. The Company currently has no state NOL carry-forwards that are expiring. Future tax planning strategies implemented by the Company could reduce or eliminate future NOL expiration.

The Company has not provided United States income taxes or foreign withholding taxes on unremitted foreign earnings in Canada. Notwithstanding the provisions within the American Jobs Creation Act of 2004, the Company continues to consider these amounts to be permanently invested. As of December 31, 2011, accumulated foreign earnings in Canada were approximately $21.6 million.

Tax uncertainties

The Company records reserves for certain tax uncertainties based on the likelihood of an unfavorable outcome. Of this amount, approximately $3.5 million, if recognized, would have an impact on the Company’s effective tax rate. As of December 31, 2011, the reserve was approximately $3.5 million which includes interest of approximately $0.8 million. As of December 31, 2010, the reserve was approximately $10.1 million which included interest of approximately $1.4 million.

The Company has elected to treat interest and penalties on uncertain tax positions as income tax expense in its consolidated statement of operations. Interest charges have been recorded in the contingency reserve account within other long term liabilities in the consolidated balance sheet.

               The following is a rollforward of gross tax contingencies from January 1, 2010 through December 31, 2011.

Balance at January 1, 2010	$18,401
Additions based on tax positions related to current year	407
Additions for tax positions of prior years	54
Reductions for tax positions of prior years	-
Settlement or lapse of applicable statutes	(158)
Unrecognized tax benefits balance at December 31, 2010	18,704
Additions based on tax positions related to current year	274
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlement or lapse of applicable statutes	(6,268)
Unrecognized tax benefits balance at December 31, 2011	$12,710

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. During the year ended December 31, 2011, the Company reversed approximately $6.6 million of unrecognized tax benefits into income due to the expiration of the statute of limitations for the tax years ended December 31, 2005 through December 31, 2007 upon closing of a federal income tax audit for those years. The Company’s open tax years that are subject to federal examination are 2008 through 2011.

During the next 12 months, it is reasonably possible the Company may reverse $0.3 million of the tax contingency reserves primarily related to expiring statutes of limitations.

11. STOCK-BASED COMPENSATION

Stock option plan

On February 12, 2004, Ply Gem Investment Holdings’ Board of Directors adopted the Ply Gem Investment Holdings 2004 Stock Option Plan (the “Plan”) allowing for grants of options to purchase shares of Ply Gem Investment Holdings common stock under nonqualified stock options or incentive stock options. On February 24, 2006 in connection with the Alenco acquisition, a new holding company, Ply Gem Prime Holdings, was formed pursuant to a merger involving Ply Gem Investment Holdings. As a result, Ply Gem Prime Holdings became the sole shareholder of Ply Gem Investment Holdings, each outstanding share of capital stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime Holdings and Ply Gem Prime Holdings assumed Ply Gem Investment Holdings’ obligations under the Ply Gem Investment Holdings 2004 Stock Option Plan and the Ply Gem Investment Holdings Phantom Stock Plan. In connection therewith, each outstanding stock option and phantom unit of Ply Gem Investment Holdings was converted on a 1:1 basis into a stock option and phantom unit of Ply Gem Prime Holdings. Employees, directors and consultants of Ply Gem Prime Holdings or any of its majority-owned subsidiaries are eligible for options, as specified in the Plan. Ply Gem Prime Holdings’ Board of Directors may, among other things, select recipients of options grants, determine whether options will be nonqualified or incentive stock options, set the number of shares that may be purchased pursuant to option exercise, and determine other terms and conditions of options. The exercise price of an option must be at least the estimated fair market value of a share of common stock as of the grant date. Options generally vest over five years from the date of grant, unless specified otherwise in any individual option agreement. Generally, options will expire on the tenth anniversary of the grant date or in connection with termination of employment. The Board of Directors has the discretion to accelerate the vesting and exercisability of outstanding options.

               The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing method. The assumptions used in the model are outlined in the following table:

	December 31, 2011	December 31, 2010	December 31, 2009
Weighted average fair value of options granted	$35.07	$24.69	$0.72
Weighted average assumptions used:
Expected volatility	46%	30%	30%
Expected term (in years)	3.65	5	5
Risk-free interest rate	0.91%	2.42%	2.30%
Expected dividend yield	0%	0%	0%

               A summary of changes in stock options outstanding during the year ended December 31, 2011 is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining
		Exercise	Contractual
	Stock Options	Price	Term (Years)

Balance at January 1, 2011	387,891	$56.38	6.48
Granted	150,000		-
Forfeited or expired	(35,047)		-
Balance at December 31, 2011	502,844	$68.57	6.75

As of December 31, 2011, 124,994 options were 100% vested. At December 31, 2011, the Company had approximately $5.2 million of total unrecognized compensation expense that will be recognized over the weighted average period of 3.49 years. The Company recorded compensation expense of $429,722, $163,622, and $31,384, and for the years ended December 31, 2011, 2010, and 2009, respectively, related to the vesting of these options.

Other share-based compensation

Upon completion of each of the Ply Gem acquisition, MW acquisition and Alenco acquisition, certain members of management made a cash contribution to Ply Gem Prime Holdings in exchange for shares of Ply Gem Prime Holdings’ common stock. (As previously described, investments in connection with the Ply Gem acquisition and the MW acquisition were in Ply Gem Investment Holdings common stock, which stock was later converted into Ply Gem Prime Holdings common stock in connection with the Alenco acquisition.) Management’s shares of common stock are governed by the Ply Gem Prime Holdings Stockholders’ Agreement, which gives the management participants put rights in certain circumstances to put the stock back to Ply Gem Prime Holdings at a price that is determined using defined formulas contained within the Stockholders’ Agreement. The Stockholders’ Agreement contains two separate put right price formulas. The determination of which put right price formula will be applicable to each of the participant’s shares of common stock is based upon the participants reaching certain vesting requirements which are described in the Stockholders’ Agreement. The shares of common stock generally vest at a rate of 20% per year of service, but may vest earlier if certain events occur. Based on the above, the Company has accounted for these awards of shares of common stock under the modified transition method.

       On September 29, 2006 the Company amended the put right section of its Stockholders’ Agreement to require that Stockholders must have held vested shares for a minimum of six-months from the last day of the quarter during which such shares vested in order to receive the put right price formula for vested shares to ensure that stockholders are exposed to the risks and rewards of true equity ownership. As a result, the Company modified its accounting treatment, and as of September 29, 2006, treated these as equity classified awards. On September 29, 2006, the repurchase price under the put right formula was less than $0. As such, no compensation cost will be recognized for these shares.

Common Stock
Shares Owned by
Management

Balance at January 1, 2011	582,282
Shares issued	-
Shares repurchased	(129,410)
Balance at December 31, 2011	452,872

Phantom stock

Upon the completion of the Ply Gem Acquisition and the MW Acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in common stock and any “phantom preferred stock units” were deemed invested in senior preferred stock. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Prime Holdings’ stock having a fair market value equal to the account balance, in the discretion of Prime Holdings.

For the first three quarters of 2006, the phantom units were recognized by the Company as liability awards that had to be marked to market every quarter. During September 2006, the Company converted all phantom common and preferred stock units into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each party in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of senior preferred stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account was payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, was paid on each such date. During the years ended December 31, 2011, 2010 and 2009, the Company made cash phantom stock payments of approximately $2.3 million, $2.1 million and $1.8 million, respectively. As of December 31, 2010, the Company accrued on its consolidated balance sheet approximately $2.2 million in accrued expenses for this liability. The final payment of approximately $2.3 million was paid during the year ended December 31, 2011 and, as a result, there was no liability on the consolidated balance sheet as of December 31, 2011.

12. SEGMENT INFORMATION

The Company defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The Company has two reportable segments: 1) Siding, Fencing, and Stone and 2) Windows and Doors.

The income before income taxes of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Unallocated income and expenses include items which are not directly attributed to or allocated to either of the Company’s reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance, accounting expenses, and write-off of previously capitalized offering costs. Unallocated corporate assets include cash and certain receivables. Interest expense is presented net of interest income.

               Following is a summary of the Company’s segment information:

	For the year ended December 31,
(Amounts in thousands)	2011	2010	2009

Net sales
Siding, Fencing, and Stone	$639,290	$604,406	$577,390
Windows and Doors	395,567	391,500	373,984
	$1,034,857	$995,906	$951,374
Operating earnings (loss)
Siding, Fencing, and Stone	$90,849	$92,612	$77,756
Windows and Doors	(31,134)	(19,410)	(23,504)
Unallocated	(14,784)	(16,372)	(14,142)
	$44,931	$56,830	$40,110
Interest expense, net
Siding, Fencing, and Stone	$(83)	$(121)	$(169)
Windows and Doors	(13)	90	183
Unallocated	101,480	122,864	135,289
	$101,384	$122,833	$135,303
Depreciation and amortization
Siding, Fencing, and Stone	$23,598	$27,578	$29,341
Windows and Doors	30,217	32,936	26,740
Unallocated	205	204	190
	$54,020	$60,718	$56,271
Income tax expense (benefit)
Unallocated	$683	$5,027	$(17,966)

Capital expenditures
Siding, Fencing, and Stone	$5,906	$5,928	$3,562
Windows and Doors	4,651	5,177	4,222
Unallocated	933	-	23
	$11,490	$11,105	$7,807

	As of December 31,
	2011	2010
Total assets
Siding, Fencing, and Stone	$579,195	$585,542
Windows and Doors	273,909	298,898
Unallocated	39,808	37,797
	$892,912	$922,237

               Our Canadian subsidiary, which had sales of approximately $67.2 million for the year ended December 31, 2011, represents a majority of our sales to foreign customers. Other subsidiaries’ sales outside the United States are less than 1% of our total sales.

13. RELATED PARTY TRANSACTIONS

               Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with CI Capital Partners LLC (“CI Capital Partners”), formerly Caxton-Iseman Capital LLC , CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. In consideration of these services, the Company agreed to pay CI Capital Partners (1) an annual fee equal to 2% of our earnings before interest, tax, depreciation and amortization, (“EBITDA”), as defined in such agreement, (2) a transaction fee, payable upon the completion by the Company of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by the Company of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of the Company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on the Company’s net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to CI Capital Partners, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the senior secured notes, and CI Capital Partners is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the senior secured notes.

               Under the General Advisory Agreement the Company paid and expensed, as a component of selling, general, and administrative expenses, a management fee of approximately $2.3 million, $2.5 million, and $2.5 million, for the years ended December 31, 2011, 2010 and 2009, respectively. The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or CI Capital Partners provide notice of termination. In addition, the General Advisory Agreement may be terminated by CI Capital Partners at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of the Company’s shares or shares of any of the Company’s parent companies. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to CI Capital Partners `an amount equal to the present value of the annual advisory fees that would have been payable through the end of the initial term, based on the Company’s cost of funds to borrow amounts under the Company’s senior credit facilities.

               In 2009, affiliates of the Company’s controlling stockholder purchased approximately $281.4 million of the 9% Senior Subordinated Notes. During 2010, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by such affiliates were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries for no consideration as a capital contribution and cancelled on February 12, 2010. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million of the 9% Senior Subordinated Notes held by affiliates of the Company’s controlling stockholder). During the years ended December 31, 2010 and 2009, the Company paid these affiliates approximately $9.8 million and $15.5 million, respectively, of interest for the 9% Senior Subordinated Notes owned by these related parties. These interest payments have been recorded within interest expense in the Company’s consolidated statement of operations.

During 2010, the Company received equity contributions of approximately $2.5 million from certain members of management. In addition, the Company repurchased equity of approximately $4.2 million from certain former and existing members of management. As of December 31, 2010, approximately $1.2 million was classified as a current liability in accrued expenses in the consolidated balance sheet. During the year ended December 31, 2011, the approximate $1.2 million was paid in cash by the Company and reflected as an equity repurchase in 2011 on the Company’s consolidated statement of cash flows.

During June 2010, the Company made a state tax payment of approximately $1.5 million for Ply Gem Prime. Ply Gem Prime incurred a state tax liability as a result of the 9% Senior Subordinated Note debt extinguishment and related contribution during the first quarter of 2010 in which Ply Gem Prime recognized a capital gain of approximately $13.3 million. Ply Gem Prime is a holding company with no independent operating assets or liabilities other than its investment in the Company and therefore has no ability to make tax payments. The Company recognized this payment as a return of capital in the Company’s consolidated balance sheet as of December 31, 2010.

During the fourth quarter of 2011, the Company entered into an amendment to the employee agreement originally dated August 14, 2006 for the Company’s chief executive officer. In conjunction with the amendment to the employment agreement, the Company also entered into a retention agreement and stock repurchase agreement. These agreements, among other things, provided for: (i) the extension of the chief executive officer’s term of employment for three years, (ii) the Company to make a retention payment of $2.0 million to the chief executive officer on December 31, 2014 if he remains employed by the Company on that date, (iii) the repurchase of 125,660 shares of common stock of Ply Gem Prime and (iv) the issuance of 150,000 stock options to the chief executive officer for non-voting Class C common stock of Ply Gem Prime. The $12.6 million repurchase of common stock was made by Ply Gem Prime based on proceeds provided by the Company. The stock options granted to the chief executive officer vest 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

The Company also entered into a retention agreement with the Company’s chief financial officer which will require the Company to make a retention payment of $0.7 million on December 31, 2014 if he remains employed by the Company on that date. The Company also repurchased equity of approximately $0.3 million during 2011 from a former member of management.

During January 2012, the Company issued 600 restricted shares of common stock of Ply Gem Prime to each of three members of the Board of Directors. These shares will vest over the 2012 calendar period and the Company will expense these items as compensation expense ratably during 2012.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

               The following is a summary of the quarterly results of operations.

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31,	October 1,	July 2,	April 2,
(Amounts in thousands)	2011	2011	2011	2011

Net sales	$242,370	$297,889	$294,491	$200,107

Gross profit	49,899	65,822	67,029	27,782

Net income (loss)	(15,220)	(458)	2,063	(70,892)	(1)

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	December 31,	October 2,	July 3,	April 3,
(Amounts in thousands)	2010	2010	2010	2010

Net sales	$220,496	$269,545	$301,660	$204,205

Gross profit	45,845	62,643	70,575	36,897

Net income (loss)	(19,632)	(6,394)	(409)	54,102	(2)

(1)
The net loss for the quarter ended April 2, 2011 includes an approximate $27.9 million loss on modification or extinguishment of debt. See Note 4 for description of loss on debt modification and extinguishment.

(2)	The net income for the quarter ended April 3, 2010 includes an approximate $98.2 million gain on extinguishment of debt. See Note 4 for description of gain on debt extinguishment.

Significant Fourth Quarter Adjustments

During the fourth quarter of 2011, the Company increased their environmental reserve by $1.6 million as a result of the completion of a preliminary cost estimate for an underground storage tank that was filed with the EPA during November 2011. The expense has been recognized within selling, general, and administrative expenses for the year ended December 31, 2011 in the consolidated statement of operations.

On May 28, 2010, the Company filed a Form S-1 for a $300.0 million public offering of equity securities. In conjunction with this offering, the Company incurred costs of approximately $1.6 million that were capitalized intending to be offset against the proceeds received in an offering. Since the offering has been postponed for a period greater than 90 days, the Company expensed these capitalized items within operations in the consolidated statement of operations during the fourth quarter of 2010.

15. GUARANTOR/NON-GUARANTOR

The 8.25% Senior Secured Notes and the 13.125% Senior Subordinated Notes were issued by our direct subsidiary, Ply Gem Industries, and are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ 100% owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of December 31, 2011 and December 31, 2010, and for the years ended December 31, 2011, 2010, and 2009. The non-guarantor information presented represents our Canadian subsidiary, Ply Gem Canada.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2011

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$967,694	$67,163	$-	$1,034,857
Cost of products sold	-	-	777,256	47,069	-	824,325
Gross profit	-	-	190,438	20,094	-	210,532
Operating expenses:
Selling, general and
administrative expenses	-	14,748	109,061	15,103	-	138,912
Intercompany administrative
charges	-	-	13,287	2,783	(16,070)	-
Amortization of intangible assets	-	36	26,653	-	-	26,689
Total operating expenses	-	14,784	149,001	17,886	(16,070)	165,601
Operating earnings (loss)	-	(14,784)	41,437	2,208	16,070	44,931
Foreign currency gain	-	-	-	492	-	492
Intercompany interest	-	102,729	(102,729)	-	-	-
Interest expense	-	(101,486)	(1)	(1)	-	(101,488)
Interest income	-	6	83	15	-	104
Loss on modification or
extinguishment of debt	-	(27,863)	-	-	-	(27,863)
Intercompany administrative income	-	16,070	-	-	(16,070)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	(25,328)	(61,210)	2,714	-	(83,824)
Equity in subsidiaries' income (loss)	(84,507)	(59,179)	-	-	143,686	-
Income (loss) before provision
(benefit) for income taxes	(84,507)	(84,507)	(61,210)	2,714	143,686	(83,824)
Provision (benefit) for income taxes	-	-	(170)	853	-	683
Net income (loss)	$(84,507)	$(84,507)	$(61,040)	$1,861	$143,686	$(84,507)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	(691)	-	(691)
Minimum pension liability for
actuarial loss	-	(3,091)	(3,509)	-	-	(6,600)
Total comprehensive income (loss)	$(84,507)	$(87,598)	$(64,549)	$1,170	$143,686	$(91,798)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2010

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$922,240	$73,666	$-	$995,906
Cost of products sold	-	-	730,896	49,050	-	779,946
Gross profit	-	-	191,344	24,616	-	215,960
Operating expenses:
Selling, general and
administrative expenses	-	14,765	101,767	13,928	-	130,460
Intercompany administrative
charges	-	-	12,143	1,639	(13,782)	-
Amortization of intangible assets	-	36	27,063	-	-	27,099
Write-off of previously capitalized
offering costs	-	1,571	-	-	-	1,571
Total operating expenses	-	16,372	140,973	15,567	(13,782)	159,130
Operating earnings (loss)	-	(16,372)	50,371	9,049	13,782	56,830
Foreign currency gain	-	-	-	510	-	510
Intercompany interest	-	106,899	(106,086)	(813)	-	-
Interest expense	-	(122,881)	(111)	-	-	(122,992)
Interest income	-	17	121	21	-	159
Gain on extinguishment of debt	-	98,187	-	-	-	98,187
Intercompany administrative income	-	13,782	-	-	(13,782)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	79,632	(55,705)	8,767	-	32,694
Equity in subsidiaries' income (loss)	27,667	(52,648)	-	-	24,981	-
Income (loss) before provision
(benefit) for income taxes	27,667	26,984	(55,705)	8,767	24,981	32,694
Provision (benefit) for income taxes	-	(683)	3,273	2,437	-	5,027
Net income (loss)	$27,667	$27,667	$(58,978)	$6,330	$24,981	$27,667

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	1,639	-	1,639
Minimum pension liability for
actuarial (loss)	-	(292)	(448)	-	-	(740)
Total comprehensive income (loss)	$27,667	$27,375	$(59,426)	$7,969	$24,981	$28,566

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2009

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$887,662	$63,712	$-	$951,374
Cost of products sold	-	-	706,670	43,171	-	749,841
Gross profit	-	-	180,992	20,541	-	201,533
Operating expenses:
Selling, general and
administrative expenses	-	14,121	115,974	11,677	-	141,772
Intercompany administrative
charges	-	-	13,138	1,016	(14,154)	-
Amortization of intangible assets	-	21	19,630	-	-	19,651
Total operating expenses	-	14,142	148,742	12,693	(14,154)	161,423
Operating earnings (loss)	-	(14,142)	32,250	7,848	14,154	40,110
Foreign currency gain	-	-	-	475	-	475
Intercompany interest	-	121,035	(119,369)	(1,666)	-	-
Interest expense	-	(135,328)	(186)	-	-	(135,514)
Interest income	-	39	169	3	-	211
Intercompany administrative income	-	14,154	-	-	(14,154)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	(14,242)	(87,136)	6,660	-	(94,718)
Equity in subsidiaries' income (loss)	(76,752)	(65,211)	-	-	141,963	-
Income (loss) before provision
(benefit) for income taxes	(76,752)	(79,453)	(87,136)	6,660	141,963	(94,718)
Provision (benefit) for income taxes	-	(2,701)	(17,324)	2,059	-	(17,966)
Net income (loss)	$(76,752)	$(76,752)	$(69,812)	$4,601	$141,963	$(76,752)

Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	4,709	-	4,709
Miminum pension liability for
actuarial gain	-	853	305	-	-	1,158
Total comprehensive loss	$(76,752)	$(75,899)	$(69,507)	$9,310	$141,963	$(70,885)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2011

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
ASSETS	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Current Assets:
Cash and cash equivalents	$-	$8,578	$(3,408)	$6,530	$-	$11,700
Accounts receivable, net	-	-	102,052	7,463	-	109,515
Inventories:
Raw materials	-	-	37,024	4,885	-	41,909
Work in process	-	-	23,619	667	-	24,286
Finished goods	-	-	36,282	2,328	-	38,610
Total inventory	-	-	96,925	7,880	-	104,805
Prepaid expenses and other
current assets	-	422	9,893	2,957	-	13,272
Deferred income taxes	-	-	5,666	9	-	5,675
Total current assets	-	9,000	211,128	24,839	-	244,967
Investments in subsidiaries	(277,322)	(164,863)	-	-	442,185	-
Property and Equipment, at cost:
Land	-	-	3,565	172	-	3,737
Buildings and improvements	-	-	35,280	1,308	-	36,588
Machinery and equipment	-	1,335	262,349	8,436	-	272,120
	-	1,335	301,194	9,916	-	312,445
Less accumulated depreciation	-	(762)	(206,585)	(5,253)	-	(212,600)
Total property and equipment, net	-	573	94,609	4,663	-	99,845
Other Assets:
Intangible assets, net	-	-	121,148	-	-	121,148
Goodwill	-	-	382,165	9,302	-	391,467
Deferred income taxes	-	-	-	3,121	-	3,121
Intercompany note receivable	-	856,739	-	-	(856,739)	-
Other	-	30,235	2,129	-	-	32,364
Total other assets	-	886,974	505,442	12,423	(856,739)	548,100
	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$-	$720	$44,652	$4,718	$-	$50,090
Accrued expenses	-	36,987	50,790	3,104	-	90,881
Total current liabilities	-	37,707	95,442	7,822	-	140,971
Deferred income taxes	-	-	9,865	-	-	9,865
Intercompany note payable	-	-	856,739	-	(856,739)	-
Other long-term liabilities	-	9,629	47,240	859	-	57,728
Long-term debt	-	961,670	-	-	-	961,670
Commitments and contingencies
Stockholder's Equity (Deficit):
Preferred stock	-	-	-	-	-	-
Common stock	-	-	-	-	-	-
Additional paid-in-capital	309,331	309,331	421,277	6,562	(737,170)	309,331
(Accumulated deficit) retained earnings	(580,585)	(580,585)	(619,384)	21,630	1,178,339	(580,585)
Accumulated other
comprehensive income (loss)	(6,068)	(6,068)	-	5,052	1,016	(6,068)
Total stockholder's (deficit) equity	(277,322)	(277,322)	(198,107)	33,244	442,185	(277,322)
	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2010

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$-	$12,172	$(1,117)	$6,443	$-	$17,498
Accounts receivable, net	-	-	90,387	7,472	-	97,859
Inventories, net:
Raw materials	-	-	35,890	3,938	-	39,828
Work in process	-	-	22,466	765	-	23,231
Finished goods	-	-	33,316	2,204	-	35,520
Total inventories, net	-	-	91,672	6,907	-	98,579
Prepaid expenses and other
current assets	-	356	9,573	704	-	10,633
Deferred income taxes	-	-	12,175	14	-	12,189
Total current assets	-	12,528	202,690	21,540	-	236,758
Investments in subsidiaries	(173,088)	(142,820)	-	-	315,908	-
Property and Equipment, at cost:
Land	-	-	3,565	176	-	3,741
Buildings and improvements	-	-	34,886	1,126	-	36,012
Machinery and equipment	-	1,272	255,060	7,968	-	264,300
	-	1,272	293,511	9,270	-	304,053
Less accumulated depreciation	-	(593)	(182,210)	(4,538)	-	(187,341)
Total property and equipment, net	-	679	111,301	4,732	-	116,712
Other Assets:
Intangible assets, net	-	-	146,965	-	-	146,965
Goodwill	-	-	382,472	10,961	-	393,433
Deferred income taxes	-	-	-	2,279	-	2,279
Intercompany note receivable	-	856,738	-	-	(856,738)	-
Other	-	24,590	1,500	-	-	26,090
Total other assets	-	881,328	530,937	13,240	(856,738)	568,767
	$(173,088)	$751,715	$844,928	$39,512	$(540,830)	$922,237

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$-	$399	$50,280	$4,294	$-	$54,973
Accrued expenses	-	22,922	49,884	2,311	-	75,117
Total current liabilities	-	23,321	100,164	6,605	-	130,090
Deferred income taxes	-	-	10,583	-	-	10,583
Intercompany note payable	-	-	856,738	-	(856,738)	-
Other long-term liabilities	-	7,319	51,369	1,801	-	60,489
Long-term debt	-	894,163	-	-	-	894,163
Commitments and contingencies
Stockholder's Equity (Deficit):
Preferred stock	-	-	-	-	-	-
Common stock	-	-	-	-	-	-
Additional paid-in-capital	321,767	321,767	384,418	5,591	(711,776)	321,767
Retained earnings (accumulated deficit)	(496,078)	(496,078)	(558,344)	19,769	1,034,653	(496,078)
Accumulated other
comprehensive income	1,223	1,223	-	5,746	(6,969)	1,223
Total stockholder's equity (deficit)	(173,088)	(173,088)	(173,926)	31,106	315,908	(173,088)
	$(173,088)	$751,715	$844,928	$39,512	$(540,830)	$922,237

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Cash flows from operating
activities:
Net income (loss)	$(84,507)	$(84,507)	$(61,040)	$1,861	$143,686	$(84,507)
Adjustments to reconcile net income (loss)
to cash provided by (used in) operating activities:
Depreciation and amortization
expense	-	169	52,951	900	-	54,020
Non-cash interest expense, net	-	10,518	-	-	-	10,518
Gain on foreign currency transactions	-	-	-	(492)	-	(492)
Loss on modification or
extinguishment of debt	-	27,863	-	-	-	27,863
Deferred income taxes	-	-	7,872	(1,579)	-	6,293
Reduction in tax uncertainty,
net of valuation allowance	-	-	(6,617)	-	-	(6,617)
Equity in subsidiaries' net loss	84,507	59,179	-	-	(143,686)	-
Other	-	-	(51)	(3)	-	(54)
Changes in operating assets and
liabilities:
Accounts receivable, net	-	-	(13,107)	(159)	-	(13,266)
Inventories	-	-	(5,253)	(1,160)	-	(6,413)
Prepaid expenses and other
current assets	-	(176)	(1,622)	(150)	-	(1,948)
Accounts payable	-	321	(6,593)	1,500	-	(4,772)
Accrued expenses	-	11,300	3,256	758	-	15,314
Cash payments on restructuring liabilities	-	-	(407)	-	-	(407)
Other	-	430	100	479	-	1,009
Net cash provided by (used in)
operating activities	-	25,097	(30,511)	1,955	-	(3,459)
Cash flows from investing
activities:
Capital expenditures	-	(63)	(10,490)	(937)	-	(11,490)
Proceeds from sale of assets	-	-	102	-	-	102
Net cash used in
investing activities	-	(63)	(10,388)	(937)	-	(11,388)
Cash flows from financing
activities:
Proceeds from long-term debt	-	423,684	-	-	-	423,684
Payments on long-term debt	-	(348,684)	-	-	-	(348,684)
Net revolver borrowings	-	55,000	-	-	-	55,000
Payments on previous revolver credit facility	-	(30,000)	-	-	-	(30,000)
Proceeds from intercompany						-
investment	-	(37,826)	38,608	(782)	-	-
Payment of early tender premium	-	(49,769)	-	-	-	(49,769)
Equity repurchases	-	(14,049)	-	-	-	(14,049)
Debt issuance costs paid	-	(26,984)	-	-	-	(26,984)
Net cash provided by (used in)
financing activities	-	(28,628)	38,608	(782)	-	9,198
Impact of exchange rate movement
on cash	-	-	-	(149)	-	(149)
Net increase (decrease) in cash
and cash equivalents	-	(3,594)	(2,291)	87	-	(5,798)
Cash and cash equivalents at the
beginning of the period	-	12,172	(1,117)	6,443	-	17,498
Cash and cash equivalents at the end
of the period	$-	$8,578	$(3,408)	$6,530	$-	$11,700

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Cash flows from operating
activities:
Net income (loss)	$27,667	$27,667	$(58,978)	$6,330	$24,981	$27,667
Adjustments to reconcile net
income (loss) to cash provided by
(used in) operating activities:
Depreciation and amortization
expense	-	168	59,761	789	-	60,718
Non-cash interest expense, net	-	9,800	-	-	-	9,800
Gain on foreign currency transactions	-	-	-	(510)	-	(510)
Gain on extinguishment of debt	-	(98,187)	-	-	-	(98,187)
Write-off of previously capitalized
offering costs	-	1,571	-	-	-	1,571
Deferred income taxes	-	-	981	622	-	1,603
Equity in subsidiaries' net income (loss)	(27,667)	52,648	-	-	(24,981)	-
Other	-	-	8	(12)	-	(4)
Changes in operating assets and
liabilities:
Accounts receivable, net	-	-	(3,730)	707	-	(3,023)
Inventories	-	-	(1,384)	1,264	-	(120)
Prepaid expenses and other
current assets	-	(1,488)	6,634	2,478	-	7,624
Accounts payable	-	(199)	1,090	1,026	-	1,917
Accrued expenses	-	(4,384)	4,211	625	-	452
Cash payments on restructuring liabilities	-	-	(2,630)	-	-	(2,630)
Other	-	163	(718)	425	-	(130)
Net cash provided by (used in)
operating activities	-	(12,241)	5,245	13,744	-	6,748
Cash flows from investing
activities:
Capital expenditures	-	-	(10,275)	(830)	-	(11,105)
Proceeds from sale of assets	-	-	2,032	-	-	2,032
Net cash used in
investing activities	-	-	(8,243)	(830)	-	(9,073)
Cash flows from financing
activities:
Proceeds from long-term debt	-	145,709	-	-	-	145,709
Payments on long-term debt	-	(141,191)	-	-	-	(141,191)
Net revolver borrowings	-	5,000	-	-	-	5,000
Proceeds from intercompany						-
investment	-	14,665	(711)	(13,954)	-	-
Equity contributions	-	2,428	-	-	-	2,428
Equity repurchases		(2,978)	-	-	-	(2,978)
Debt issuance costs paid	-	(5,029)	-	-	-	(5,029)
Tax payments on behalf of parent	-	(1,532)	-	-	-	(1,532)
Net cash provided by (used in)
financing activities	-	17,072	(711)	(13,954)	-	2,407
Impact of exchange rate movement
on cash	-	-	-	353	-	353
Net increase (decrease) in cash
and cash equivalents	-	4,831	(3,709)	(687)	-	435
Cash and cash equivalents at the
beginning of the period	-	7,341	2,592	7,130	-	17,063
Cash and cash equivalents at the end
of the period	$-	$12,172	$(1,117)	$6,443	$-	$17,498

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Cash flows from operating
activities:
Net income (loss)	$(76,752)	$(76,752)	$(69,812)	$4,601	$141,963	$(76,752)
Adjustments to reconcile net
income (loss) to cash provided by
(used in) operating activities:
Depreciation and amortization
expense	-	169	55,398	704	-	56,271
Non-cash interest expense, net	-	8,911	-	-	-	8,911
Gain on foreign currency transactions	-	-	-	(475)	-	(475)
Deferred income taxes	-	-	(16,676)	626	-	(16,050)
Equity in subsidiaries' net income (loss)	76,752	65,211	-	-	(141,963)	-
Other	-	-	22	(17)	-	5
Changes in operating assets and
liabilities:
Accounts receivable, net	-	-	(3,120)	298	-	(2,822)
Inventories	-	-	26,430	(30)	-	26,400
Prepaid expenses and other
current assets	-	3,441	(1,099)	(2,629)	-	(287)
Accounts payable	-	3,284	(10,482)	(622)	-	(7,820)
Accrued expenses	-	(3,437)	4,854	182	-	1,599
Cash payments on restructuring liabilities	-	-	(6,034)	-	-	(6,034)
Other	-	31	328	(187)	-	172
Net cash provided by (used in)
operating activities	-	858	(20,191)	2,451	-	(16,882)
Cash flows from investing
activities:
Capital expenditures	-	(23)	(7,572)	(212)	-	(7,807)
Proceeds from sale of assets	-	-	58	23	-	81
Other	-	-	(109)	-	-	(109)
Net cash used in
investing activities	-	(23)	(7,623)	(189)	-	(7,835)
Cash flows from financing
activities:
Proceeds from long-term debt	-	20,000	-	-	-	20,000
Net revolver borrowings	-	(35,000)	-	-	-	(35,000)
Proceeds from intercompany						-
investment	-	(22,147)	25,916	(3,769)	-	-
Debt issuance costs paid	-	(2,528)	-	-	-	(2,528)
Net cash provided by (used in)
financing activities	-	(39,675)	25,916	(3,769)	-	(17,528)
Impact of exchange rate movement
on cash	-	-	-	1,019	-	1,019
Net increase (decrease) in cash
and cash equivalents	-	(38,840)	(1,898)	(488)	-	(41,226)
Cash and cash equivalents at the
beginning of the period	-	46,181	4,490	7,618	-	58,289
Cash and cash equivalents at the end
of the period	$-	$7,341	$2,592	$7,130	$-	$17,063

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011

Net sales	$306,193	$297,889
Cost of products sold	235,500	232,067
Gross profit	70,693	65,822
Operating expenses:
Selling, general and administrative expenses	36,684	34,086
Amortization of intangible assets	6,738	6,667
Total operating expenses	43,422	40,753
Operating earnings	27,271	25,069
Foreign currency gain	100	115
Interest expense	(27,543)	(25,194)
Interest income	17	18
Loss on modification or extinguishment of debt	(3,607)	-
(Loss) income before (benefit) provision for income taxes	(3,762)	8
(Benefit) provision for income taxes	(89)	466
Net loss	$(3,673)	$(458)
Comprehensive loss	$(2,705)	$(3,061)

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011

Net sales	$852,658	$792,487
Cost of products sold	665,677	631,854
Gross profit	186,981	160,633
Operating expenses:
Selling, general and administrative expenses	107,423	104,013
Amortization of intangible assets	20,199	20,020
Total operating expenses	127,622	124,033
Operating earnings	59,359	36,600
Foreign currency gain	264	466
Interest expense	(78,557)	(76,593)
Interest income	71	82
Loss on modification or extinguishment of debt	(3,607)	(27,863)
Loss before provision for income taxes	(22,470)	(67,308)
Provision for income taxes	1,579	1,979
Net loss	$(24,049)	$(69,287)
Comprehensive loss	$(23,110)	$(70,907)

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(Amounts in thousands, except share amounts)	September 29, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$28,091	$11,700
Accounts receivable, less allowances of $3,621 and $3,883, respectively	155,496	109,515
Inventories:
Raw materials	40,392	41,909
Work in process	21,459	24,286
Finished goods	37,663	38,610
Total inventory	99,514	104,805
Prepaid expenses and other current assets	13,761	13,272
Deferred income taxes	3,855	5,675
Total current assets	300,717	244,967
Property and Equipment, at cost:
Land	3,737	3,737
Buildings and improvements	37,316	36,588
Machinery and equipment	286,263	272,120
Total property and equipment	327,316	312,445
Less accumulated depreciation	(230,253)	(212,600)
Total property and equipment, net	97,063	99,845
Other Assets:
Intangible assets, net	101,093	121,148
Goodwill	392,717	391,467
Deferred income taxes	3,231	3,121
Other	30,494	32,364
Total other assets	527,535	548,100
	$925,315	$892,912
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current Liabilities:
Accounts payable	$74,913	$50,090
Accrued expenses	80,121	90,881
Total current liabilities	155,034	140,971
Deferred income taxes	8,716	9,865
Other long-term liabilities	58,107	57,728
Long-term debt	1,002,770	961,670

Commitments and contingencies

Stockholder's Deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	-	-
Common stock $0.01 par, 100 shares authorized, issued and outstanding	-	-
Additional paid-in-capital	310,451	309,331
Accumulated deficit	(604,634)	(580,585)
Accumulated other comprehensive loss	(5,129)	(6,068)
Total stockholder's deficit	(299,312)	(277,322)
	$925,315	$892,912

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011

Cash flows from operating activities:
Net loss	$(24,049)	$(69,287)
Adjustments to reconcile net loss to cash provided by
(used in) operating activities:
Depreciation and amortization expense	39,579	40,554
Non-cash interest expense, net	8,999	7,775
Gain on foreign currency transactions	(264)	(466)
Loss on modification or extinguishment of debt	3,607	27,863
Stock based compensation	1,123	200
Deferred income taxes	627	6,862
Increase (reduction) in uncertain tax positions, net of valuation allowance	400	(6,617)
Other	(41)	(43)
Changes in operating assets and liabilities:
Accounts receivable, net	(45,679)	(55,228)
Inventories	5,565	(18,752)
Prepaid expenses and other assets	(439)	(1,957)
Accounts payable	23,759	18,600
Accrued expenses	(12,448)	34
Cash payments on restructuring liabilities	(535)	(407)
Other	346	554
Net cash provided by (used in) operating activities	550	(50,315)
Cash flows from investing activities:
Capital expenditures	(15,995)	(8,216)
Proceeds from sale of assets	186	48
Acquisitions, net of cash acquired	(100)	-
Net cash used in investing activities	(15,909)	(8,168)
Cash flows from financing activities:
Proceeds from long-term debt	102,991	423,684
Payments on long-term debt	(58,991)	(348,684)
Revolver (payments) borrowings, net	-	85,000
Payments on previous revolver credit facility	-	(30,000)
Payment of early tender premium	-	(49,769)
Payment of early call premium	(9,844)	-
Equity repurchases	-	(1,483)
Debt issuance costs paid	(2,644)	(26,907)
Net cash provided by financing activities	31,512	51,841
Impact of exchange rate movements on cash	238	(253)
Net increase (decrease) in cash and cash equivalents	16,391	(6,895)
Cash and cash equivalents at the beginning of the period	11,700	17,498
Cash and cash equivalents at the end of the period	$28,091	$10,603

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

               The accompanying unaudited condensed consolidated financial statements of Ply Gem Holdings, Inc. and its subsidiaries (referred to herein as “Ply Gem Holdings”, “Ply Gem”, the “Company”, “we”, “us”, or “our”) have been prepared in accordance with U.S. generally accepted accounting principles as described in the consolidated financial statements and related notes included in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2012. These statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles and should be read in conjunction with our 2011 Annual Report on Form 10-K. In management’s opinion, all normal and recurring adjustments considered necessary for a fair presentation have been included. Operating results for the period from January 1, 2012 through September 29, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

               Prior to January 11, 2010, Ply Gem Holdings was a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), which was wholly owned by Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”). Ply Gem Investment Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners LLC (“CI Capital Partners”) for the purpose of acquiring Ply Gem Industries, Inc. (“Ply Gem Industries”) from Nortek, Inc. (“Nortek”). On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime as the surviving corporation. As a result, each outstanding share of senior preferred stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime. As a result, Ply Gem Holdings is currently a wholly owned subsidiary of Ply Gem Prime. The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC, dated as of December 19, 2003, as amended.

               The condensed consolidated balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements of Ply Gem Holdings at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

               The Company’s fiscal quarters are based on periods ending on the Saturday of the last week in the quarter. Therefore, the financial results of certain fiscal quarters will not be comparable to the prior and subsequent fiscal quarters. The accompanying financial statements include the Company’s condensed consolidated statements of operations for the three and nine months ended September 29, 2012 and October 1, 2011, the condensed consolidated statements of cash flows for the nine months ended September 29, 2012 and October 1, 2011, and the condensed consolidated balance sheets as of September 29, 2012 and December 31, 2011.

               Ply Gem is a diversified manufacturer of exterior building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for the Company’s products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

               To a significant extent our performance is dependent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence, unemployment, and availability of consumer credit.

Principles of Consolidation

               The condensed consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Accounting Policies and Use of Estimates

               The preparation of these condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include allowance for doubtful accounts receivable, rebates, pensions, valuation reserve for inventories, warranty reserves, legal contingencies, assumptions used in the calculation of income taxes, projected cash flows used in the goodwill and intangible asset impairment tests, and environmental accruals and other contingencies. These judgments are based on the Company’s historical experience, current trends and information available from other sources, and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, foreign currency, and the depressed housing and remodeling markets have combined to increase the uncertainty inherent in such estimates and assumptions. If different conditions result from those assumptions used in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Reclassifications

               Certain amounts in the prior fiscal year have been reclassified to conform to the presentation adopted in the current fiscal year, with no effect on net loss, accumulated deficit, or net cash flow from operations.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less and which are readily convertible into cash.

Accounts Receivable

               Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts was $3.6 million and $3.9 million at September 29, 2012 and December 31, 2011, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of its customers, unusual macroeconomic conditions and historical experience. If the financial condition of its customers deteriorates or other circumstances occur that result in an impairment of customers’ ability to make payments, the Company records additional allowances as needed. The Company writes off uncollectible trade accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted. During the nine months ended October 1, 2011, the Company reclassified approximately $1.4 million from accounts receivable to a note receivable, which is classified as other assets in the accompanying condensed consolidated balance sheet. As of September 29, 2012, the balance of the note receivable was $0.7 million.

Inventories

               Inventories in the accompanying condensed consolidated balance sheets are valued at the lower of cost or market and are determined primarily by the first-in, first-out (FIFO) method. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales may cause actual results to differ from estimates at the time such inventory is disposed or sold. As of September 29, 2012, the Company had inventory purchase commitments of approximately $10.0 million. Inventory reserves were approximately $7.2 million at September 29, 2012, increasing approximately $0.9 million compared to the December 31, 2011 inventory reserve balance of approximately $6.3 million.

Property and Equipment

               Property and equipment are presented at cost. Depreciation of property and equipment are provided on a straight-line basis over estimated useful lives, which are generally as follows:

Building and improvements	10-37 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease or useful life, whichever is shorter

               Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized in operations.

Intangible Assets, Goodwill and Other Long-lived Assets

Long-lived assets

               The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

               The Company tests for long-lived asset impairment at the following asset group levels: (i) Siding, Fencing, and Stone (“Siding”), (ii) the combined U.S. Windows companies in the Windows and Doors segment (“US Windows”), and (iii) Ply Gem Canada (formerly known as CWD Windows and Doors, Inc.) in the Windows and Doors segment. For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. There were no indicators of impairment during the three and nine months ended September 29, 2012.

Goodwill

               The Company evaluates goodwill for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment at the November month end each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings, which would lead to a reduction in future cash flows, could indicate potential impairment. There were no indicators of impairment during the three and nine months ended September 29, 2012 that would trigger an interim impairment test. The Company will continue to evaluate goodwill during future periods and future declines in the residential housing and repair and remodeling markets could result in goodwill impairments.

Debt Issuance Costs

               Debt issuance costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing, are amortized over the contractual term of the related agreement using the effective interest method. Debt issuance costs, net of accumulated amortization, were approximately $24.7 million and $26.5 million at September 29, 2012 and December 31, 2011, respectively, and have been recorded in other long-term assets in the accompanying condensed consolidated balance sheets. Amortization of debt issuance costs for the three months ended September 29, 2012 and October 1, 2011 was approximately $1.3 million and $1.0 million, respectively. Amortization of debt issuance costs for the nine months ended September 29, 2012 and October 1, 2011 was approximately $3.8 million and $3.6 million, respectively. Amortization of debt issuance costs is recorded in interest expense in the accompanying condensed consolidated statements of operations.

Income Taxes

               The Company utilizes the asset and liability method of accounting for income taxes, which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

               Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Currently, U.S. federal income tax returns are prepared and filed by Ply Gem Prime on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its U.S. subsidiaries. We have executed a tax sharing agreement with Ply Gem Holdings and Ply Gem Prime pursuant to which tax liabilities for each respective party are computed on a stand-alone basis. Our U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

Environmental

               The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Environmental remediation obligation accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Foreign Currency

               The Company’s Canadian subsidiary, Ply Gem Canada, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign subsidiary at the exchange rates in effect at the end of the reporting periods. Net sales and expenses are translated using average exchange rates in effect during the reporting periods. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) in the accompanying condensed consolidated balance sheets.

               For the three months ended September 29, 2012 and October 1, 2011, the Company recorded a gain from foreign currency transactions of approximately $0.1 million and $0.1 million, respectively. For the nine months ended September 29, 2012 and October 1, 2011, the Company recorded a gain from foreign currency transactions of approximately $0.3 million and $0.5 million, respectively. As of September 29, 2012 and December 31, 2011, accumulated other comprehensive loss included a currency translation adjustment of approximately $1.0 million and $(0.7) million, respectively.

Fair Value Measurement

               The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

               The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

				Significant
(Amounts in thousands)				Other	Significant
		Fair	Quoted Prices	Observable	Unobservable
	Carrying	Value	in Active Markets	Inputs	Inputs
	Value *	Total	(Level 1)	(Level 2)	(Level 3)
As of September 29, 2012
Liabilities:
Senior Unsecured Notes-9.375%	$160,000	$160,800	$160,800	$-	$-
Senior Secured Notes-8.25%	840,000	876,750	876,750	-	-
	$1,000,000	$1,037,550	$1,037,550	$-	$-

As of December 31, 2011
Liabilities:
Senior Subordinated Notes-13.125%	$150,000	$132,188	$132,188	$-	$-
Senior Secured Notes-8.25%	800,000	697,000	697,000	-	-
	$950,000	$829,188	$829,188	$-	$-

*Carrying values exclude unamortized discounts for long-term debt.

               The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value.

New Accounting Pronouncements

               In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The standard requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The differences in the offsetting requirements account for a significant difference in the amounts presented in statements of financial position prepared in accordance with U.S. GAAP and IFRS for certain entities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The implementation of this guidance is not expected to have a material impact on the Company’s disclosures.

               In January 2012, the FASB proposed guidance intended to reduce the cost and complexity of testing indefinite-lived intangible assets for impairment. The proposal would allow companies to perform a "qualitative" assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar to the recently issued guidance on goodwill impairment. The proposal would allow companies the option to first assess qualitatively whether it is necessary to perform the quantitative impairment test. A company would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines that it is more likely than not (that is, a likelihood of more than 50 percent) that the asset is impaired. The implementation of this guidance is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

2. GOODWILL

               The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has two reporting units: (1) Siding, Fencing, and Stone and (2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

               The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (Step One), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (Step Two). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. There was no goodwill impairment for the year ended December 31, 2011 and no impairment indicators which would trigger an interim impairment test during the three and nine months ended September 29, 2012.

              To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. The Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value.

               The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimates single family housing starts and the repair and remodeling market’s growth rates. However, there is no assurance that: (1) valuation multiples will not decline, (2) discount rates will not increase, or (3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to evaluate goodwill during future periods and future declines in the residential housing and repair and remodeling markets could result in goodwill impairments.

               The reporting unit goodwill balances were as follows as of September 29, 2012 and December 31, 2011:

(Amounts in thousands)
	Siding, Fencing and Stone	Windows and Doors
December 31, 2011	$320,107	$71,360	$391,467
2012 Activity	877	373	1,250
September 29, 2012	$320,984	$71,733	$392,717

              On July 30, 2012, the Company acquired substantially all of the production assets of Greendeck Products LLC (“Acquiree”). The Acquiree was developing an exterior building products production process. The goodwill of approximately $0.9 million arising from the acquisition consists largely of the commercialization valuation of the underlying products and economies of scale expected from combining the operations of the Company and the assets of Greendeck Products LLC. The goodwill has been recorded within Siding, Fencing and Stone. The Company also acquired an intangible asset in this asset purchase valued at approximately $0.1 million, which is based on a license agreement with a third party entity.

               The acquisition has an earnout clause included within the asset purchase agreement. The earnout clause has been fair valued as of the acquisition date and the valuation will be updated at each reporting period. As of September 29, 2012, the fair value of the earnout is approximately $0.9 million and has been classified within other long-term liabilities in the condensed consolidated balance sheet. There are no revenues or earnings from the Acquiree for any comparative periods or since the date of acquisition and, consequently, no pro forma information is required or disclosed related to the Acquiree. The $0.4 million increase within Windows and Doors was attributed to foreign currency.

3. INTANGIBLE ASSETS, NET

               The following table presents the components of intangible assets as of September 29, 2012 and December 31, 2011:

	Average
	Amortization
(Amounts in thousands)	Period		Accumulated	Net Carrying
	(in Years)	Cost	Amortization	Value
As of September 29, 2012:
Patents	14	$12,770	$(8,074)	$4,696
Trademarks/Tradenames	11	85,644	(58,358)	27,286
Customer relationships	13	158,158	(89,980)	68,178
Other		2,647	(1,714)	933
Total intangible assets	13	$259,219	$(158,126)	$101,093

As of December 31, 2011:
Patents	14	$12,770	$(7,361)	$5,409
Trademarks/Tradenames	11	85,644	(48,296)	37,348
Customer relationships	13	158,158	(80,851)	77,307
Other		2,503	(1,419)	1,084
Total intangible assets	13	$259,075	$(137,927)	$121,148

               Estimated amortization expense for the remainder of 2012 and for fiscal years 2013, 2014, 2015, and 2016 is shown in the following table:
Amortization
(Amounts in thousands)	expense

2012 (remainder of year)	$6,676
2013	16,732
2014	15,353
2015	14,827
2016	14,240

4. COMPREHENSIVE LOSS

               Comprehensive loss is comprised of the following:

(Amounts in thousands)	For the three months ended		For the nine months ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Net loss	$(3,673)	$(458)	$(24,049)	$(69,287)
Foreign currency translation adjustment	968	(2,603)	939	(1,620)
Comprehensive loss	$(2,705)	$(3,061)	$(23,110)	$(70,907)

5. LONG-TERM DEBT

               Long-term debt in the accompanying condensed consolidated balance sheets at September 29, 2012 and December 31, 2011 consists of the following:

(Amounts in thousands)	September 29, 2012	December 31, 2011

Senior secured asset based revolving credit facility	$55,000	$55,000
8.25% Senior secured notes due 2018, net of
unamortized early tender premium and
discount of $42,194 and $40,641, respectively	797,806	759,359
13.125% Senior subordinated notes due 2014, net of
unamortized discount of $2,689	-	147,311
9.375% Senior unsecured notes due 2017, net of
unamortized discount of $10,036	149,964	-
	$1,002,770	$961,670

Recent Developments

              On September 27, 2012, Ply Gem Industries completed an offering for $160.0 million aggregate principal amount of 9.375% Senior Unsecured Notes due 2017 (the “9.375% Senior Notes”). The net proceeds of this offering, together with cash on hand, were deposited with the trustee for Ply Gem Industries’ 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”) to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017.

              On February 16, 2012, Ply Gem Industries issued an additional $40.0 million aggregate principal amount of its 8.25% Senior Secured Notes in a private placement transaction (“Senior Tack-on Notes”). The net proceeds of approximately $32.7 million, after deducting $6.0 million for the debt discount and $1.3 million in transaction costs, are and will continue to be utilized for general corporate purposes. The additional $40.0 million of 8.25% Senior Secured Notes have the same terms and covenants as the original $800.0 million of 8.25% Senior Secured Notes due 2018.

8.25% Senior Secured Notes due 2018

              On February 11, 2011, Ply Gem Industries issued $800.0 million of 8.25% Senior Secured Notes due 2018 at par. Ply Gem Industries used the proceeds to purchase approximately $724.6 million principal amount of its outstanding 11.75% Senior Secured Notes in a tender offer, to redeem the remaining approximate $0.4 million principal amount of outstanding 11.75% Senior Secured Notes, and to pay related fees and expenses. A portion of the early tender premiums and the original unamortized discount on the 11.75% Senior Secured Notes was recorded as a discount on the $800.0 million of 8.25% Senior Secured Notes given that the 2011 transaction was predominately accounted for as a loan modification. The 8.25% Senior Secured Notes due 2018 originally issued in February 2011 and the Senior Tack-on Notes (collectively, the “8.25% Senior Secured Notes”) will mature on February 15, 2018 and bear interest at the rate of 8.25% per annum. Interest will be paid semi-annually on February 15 and August 15 of each year.

               Prior to February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to February 15, 2014, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 108.25% of the aggregate principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 55% of the aggregate principal amount of the 8.25% Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to the greater of (i) $80.0 million of the 8.25% Senior Secured Notes and (ii) 10% of the principal amount of the 8.25% Senior Secured Notes issued pursuant to the indenture governing the 8.25% Senior Secured Notes (including additional notes) at a redemption price equal to 103% of the principal amount of the 8.25% Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after February 15, 2014, Ply Gem Industries may redeem the 8.25% Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the 8.25% Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

               The 8.25% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the 8.25% Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, Ply Gem Industries and its restricted subsidiaries may not incur additional debt (other than permitted debt in limited circumstances as defined in the indenture) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio test, Ply Gem Industries and its restricted subsidiaries may only incur additional debt in limited circumstances, including, but not limited to, debt under our credit facilities not to exceed the greater of (x) $250 million less the amounts of certain prepayments or commitment reductions as a result of repayments from asset sales and (y) the borrowing base; purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries and its restricted subsidiaries are limited in their ability to make certain payments, pay dividends or make other distributions to Ply Gem Holdings. Permitted payments, dividends and distributions include, but are not limited to, those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

               The 8.25% Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the ABL Facility, which consist of accounts receivable, inventory, cash, deposit accounts, securities accounts, chattel paper and proceeds of the foregoing and certain assets such as contract rights, instruments and documents related thereto) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

               In addition, the Company’s stock ownership in the Company’s subsidiaries collateralizes the 8.25% Senior Secured Notes to the extent that such equity interests and other securities can secure the 8.25% Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the Securities and Exchange Commission (“SEC”).

              On August 4, 2011, Ply Gem Industries completed its exchange offer with respect to the 8.25% Senior Secured Notes issued in February 2011 by exchanging $800.0 million 8.25% Senior Secured Notes, which were registered under the Securities Act, for $800.0 million of the issued and outstanding 8.25% Senior Secured Notes. Upon completion of the exchange offer, all $800 million of issued and outstanding 8.25% Senior Secured Notes were registered under the Securities Act. However, the $40.0 million of Senior Tack-on Notes issued in February 2012 have not been registered under the Securities Act and there is no contractual requirement to register these instruments.

11.75% Senior Secured Notes due 2013

              On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% Senior Secured Notes due 2013 (“11.75% Senior Secured Notes”) at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Interest was paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its 11.75% Senior Secured Notes in a private placement transaction. The additional $25.0 million of 11.75% Senior Secured Notes had the same terms and covenants as the initial $700.0 million of 11.75% Senior Secured Notes.

              On February 11, 2011, the Company purchased approximately $718.6 million principal amount of the 11.75% Senior Secured Notes in a tender offer at a price of $1,069.00 per $1,000 principal amount, which included an early tender payment of $40.00 per $1,000 principal amount, plus accrued and unpaid interest, and on February 28, 2011, the Company purchased $6.0 million principal amount of the 11.75% Senior Secured Notes in the tender offer at a price of $1,029.00 per $1,000 principal amount, plus accrued and unpaid interest. On March 13, 2011, pursuant to the terms of the indenture governing the 11.75% Senior Secured Notes, the Company redeemed the remaining approximate $0.4 million at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest. As a result of these transactions, the Company paid cumulative early tender premiums of approximately $49.8 million during the nine months ended October 1, 2011. Following the redemption on March 13, 2011, there were no longer any 11.75% Senior Secured Notes outstanding. The loss recorded as a result of this purchase is discussed in the section “Loss on debt modification or extinguishment” below.

Senior Secured Asset-Based Revolving Credit Facility due 2016

              On January 26, 2011, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into a new ABL Facility. Ply Gem Industries and Ply Gem Canada used the initial borrowing under the new ABL Facility to repay all of the outstanding indebtedness (including all accrued interest) under the Senior Secured Asset-Based Revolving Credit Facility due 2013. The new ABL Facility initially provided for revolving credit financing of up to $175.0 million, subject to borrowing base availability, including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In August 2011, the Company exercised a portion of the accordion feature under the new ABL Facility for $37.5 million, or 50% of the eligible accordion, increasing the new ABL Facility from $175.0 million to $212.5 million. Under the terms of the new ABL Facility, the Company has the ability to further increase the revolving commitments up to another $37.5 million to $250.0 million. Under the new ABL Facility, $197.5 million is available to Ply Gem Industries and $15.0 million is available to Ply Gem Canada. All outstanding loans under the new ABL Facility are due and payable in full on January 26, 2016.

               Borrowings under the new ABL Facility bear interest at a rate per annum equal to, at Ply Gem Industries’ option, either (a) a base rate determined by reference to the higher of (1) the corporate base rate of the administrative agent and (2) the federal funds effective rate plus 0.5% or (b) a Eurodollar rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under the new ABL Facility was 1.50% for base rate loans and 2.50% for Eurodollar rate loans. The applicable margin for borrowings under the new ABL Facility is subject to step ups and step downs based on average excess availability under that facility. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

               In addition to paying interest on outstanding principal under the new ABL Facility, Ply Gem Industries is required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the new ABL Facility (increasing when utilization is low and decreasing when utilization is high). Ply Gem Industries must also pay customary letter of credit fees equal to the applicable margin on Eurodollar loans and agency fees. The new ABL Facility eliminated the interest rate floor that existed in the prior ABL Facility. As of September 29, 2012, the Company’s interest rate on the new ABL Facility was approximately 2.9%. The new ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.0 to 1.0 if the Company’s excess availability is less than the greater of (a) 12.5% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $17.5 million. The new ABL Facility also contains a cash dominion requirement if the Company’s excess availability is less than the greater of (a) 15.0% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million (or $17.5 million for the months of January, February and March).

               All obligations under the new ABL Facility are unconditionally guaranteed by Ply Gem Holdings and substantially all of Ply Gem Industries’ existing and future, direct and indirect, wholly owned domestic subsidiaries. All obligations under the new ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ and the Guarantors’ material owned real property and equipment and all assets that secure the 8.25% Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the new ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

               The new ABL Facility contains certain covenants that limit the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including senior secured notes in an aggregate principal amount not to exceed $875.0 million, permitted subordinated indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers (including approximately $12.6 million of repurchases from certain executive officers), directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings that may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the new ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

              On September 21, 2012, Ply Gem Industries completed an amendment to its ABL Facility to permit the refinancing of its 13.125% Senior Subordinated Notes with unsecured notes rather than subordinated notes. No other terms or provisions were modified or changed in conjunction with this amendment.

               As of September 29, 2012, Ply Gem Industries had approximately $151.2 million of contractual availability and approximately $107.4 million of borrowing base availability under the new ABL Facility, reflecting $55.0 million of borrowings outstanding and approximately $6.3 million of letters of credit and priority payables reserves.

Senior Secured Asset-Based Revolving Credit Facility due 2013

               Concurrently with the 11.75% Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into an ABL Facility. The prior ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada. In July 2009, the Company amended the prior ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As of September 29, 2012, there were no outstanding borrowings under the prior ABL Facility, as it was replaced with the new ABL Facility on January 26, 2011.

13.125% Senior Subordinated Notes due 2014

              On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its previous 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The interest rate on these Notes was 13.125% and was paid semi-annually on January 15 and July 15 of each year.

              On September 27, 2012, Ply Gem Industries used the net proceeds from the issuance of the 9.375% Senior Notes, together with cash on hand, aggregating $165.4 million, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. In addition, on September 27, 2012, Ply Gem Industries issued a notice of redemption to redeem all of the outstanding 13.125% Senior Subordinated Notes on October 27, 2012 at a redemption price equal to 106.5625% plus accrued and unpaid interest to the redemption date. The $165.4 million deposited with the trustee for the 13.125% Senior Subordinated Notes included a $9.8 million call premium and $5.7 million of accrued interest.

              On October 27, 2012, the Company completed the redemption of all $150.0 million principal amount of the 13.125% Senior Subordinated Notes. The loss recorded as a result of the debt transactions is discussed in the section “Loss on debt modification or extinguishment” below.

9.375% Senior Notes due 2017

              On September 27, 2012, Ply Gem Industries issued $160.0 million of 9.375% Senior Notes at par. Ply Gem Industries used the proceeds of the offering, together with cash on hand, to satisfy and discharge its obligations under the 13.125% Senior Subordinated Notes and the indenture governing the 13.125% Senior Subordinated Notes. The 9.375% Senior Notes will mature on April 15, 2017 and bear interest at the rate of 9.375% per annum. Interest will be paid semi-annually on April 15 and October 15 of each year. A portion of the early call premium and the original unamortized discount on the 13.125% Senior Subordinated Notes was recorded as a discount on the $160.0 million of 9.375% Senior Notes, given that the transaction was predominately accounted for as a loan modification.

               Prior to October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. Prior to October 15, 2014, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 109.375% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the aggregate principal amount of the 9.375% Senior Notes remains outstanding after the redemption. On or after October 15, 2014, and prior to October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any. On or after October 15, 2015, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 9.375% Senior Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 9.375% Senior Notes, plus accrued and unpaid interest, if any to the redemption date. At any time on or after October 15, 2014, Ply Gem Industries may redeem the 9.375% Senior Notes, in whole or in part, at the declining redemption prices set forth in the indenture governing the 9.375% Senior Notes, plus accrued and unpaid interest, if any, to the redemption date.

               The 9.375% Senior Notes are unsecured and equal in right of payment to all of our existing and future senior debt, including the ABL Facility and the 8.25% Senior Secured Notes. The 9.375% Senior Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior unsecured basis. The guarantees are general unsecured obligations and are equal in right of payment to all existing senior debt of the Guarantors, including their guarantees of the 8.25% Senior Secured Notes and the ABL Facility. The 9.375% Senior Notes and guarantees are effectively subordinated to all of Ply Gem Industries’ and the guarantors’ existing and future secured indebtedness, including the 8.25% Senior Secured Notes and the ABL Facility, to the extent of the value of the assets securing such indebtedness.

               The indenture governing the 9.375% Senior Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, but not limited to, debt not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the borrowing base as of date of such incurrence; purchase money indebtedness in an aggregate amount not to exceed the greater of $35.0 million and 20% of consolidated net tangible assets at any one time outstanding; debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding; debt pursuant to a general debt basket in an aggregate amount not to exceed $50.0 million at any one time outstanding; and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $2.0 million in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million.

Loss on debt modification or extinguishment

               As a result of the 9.375% Senior Notes issuance and the transactions relating to the 13.125% Senior Subordinated Notes in September 2012, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 13.125% Senior Subordinated Notes and the 9.375% Senior Notes to determine whether the transaction should be accounted for as a modification or an extinguishment of debt as it relates to each individual holder. The Company incurred an early call premium of approximately $9.8 million in connection with this transaction, of which approximately $8.3 million was recorded as a discount on the 9.375% Senior Notes and approximately $1.5 million was expensed as a loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the three and nine months ended September 29, 2012. The Company also expensed approximately $0.3 million for the unamortized discount and $0.4 million for the unamortized debt issuance costs for the 13.125% Senior Subordinated Notes as a result of this transaction for the three and nine months ended September 29, 2012. The Company also incurred approximately $2.5 million of costs associated with this transaction, of which approximately $1.1 million was recorded as debt issuance costs and approximately $1.4 million was expensed as loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the three and nine months ended September 29, 2012.

               As a result of the 8.25% Senior Secured Notes issuance and purchase and redemption of the 11.75% Senior Secured Notes during 2011, the Company performed an analysis to determine the proper accounting treatment for this transaction. Specifically, the Company evaluated each creditor with ownership in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes to determine whether the transaction was to be accounted for as a modification or an extinguishment of debt. The Company determined that this transaction resulted predominantly in a modification but in some instances as an extinguishment as some creditors did not participate in both the 11.75% Senior Secured Notes and 8.25% Senior Secured Notes. The Company incurred an early tender premium of approximately $49.8 million in conjunction with this transaction, of which approximately $38.9 million was recorded as a discount on the 8.25% Senior Secured Notes and approximately $10.9 million was expensed as a loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the nine months ended October 1, 2011. The Company also expensed approximately $0.8 million for the unamortized discount and $2.8 million for the unamortized debt issuance costs for the 11.75% Senior Secured Notes in this transaction for the nine months ended October 1, 2011. The Company also incurred approximately $25.9 million of costs associated with this transaction, of which approximately $13.6 million was recorded as debt issuance costs and approximately $12.2 million was expensed as a loss on modification or extinguishment of debt in the condensed consolidated statement of operations for the nine months ended October 1, 2011.

               As a result of the ABL Facility refinancing during the first quarter of 2011, the Company evaluated the proper accounting treatment for the debt issuance costs associated with the prior ABL Facility and the new ABL Facility as there were certain members of the loan syndication that existed in both facilities and other members who were not participants in the new ABL Facility. Based on this evaluation, the Company expensed approximately $1.2 million of debt issuance costs as a loss on modification or extinguishment of debt and recorded approximately $2.1 million of debt issuance costs.

               Based on these financing transactions, the Company recognized a loss on debt modification or extinguishment of approximately $3.6 million for the three months ended September 29, 2012 and $3.6 million and $27.9 million for the nine months ended September 29, 2012 and October 1, 2011, respectively as summarized in the tables below.

	For the three months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011

Loss on extinguishment of debt:
13.125% Senior Subordinated Notes call premium	$(1,487)	$-
13.125% Senior Subordinated Notes unamortized discount	(372)	-
13.125% Senior Subordinated Notes unamortized debt issuance costs	(299)	-
	(2,158)	-
Loss on modification of debt:
Third party fees for 9.375% Senior Notes	(1,449)	-
	(1,449)	-

Total loss on modification or extinguishment of debt	$(3,607)	$-

	For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011

Loss on extinguishment of debt:
Tender premium associated with the 11.75% Senior Secured Notes	$-	$(10,883)
11.75% Senior Secured Notes unamortized discount	-	(775)
11.75% Senior Secured Notes unamortized debt issuance costs	-	(2,757)
13.125% Senior Subordinated Notes call premium	(1,487)	-
13.125% Senior Subordinated Notes unamortized discount	(372)	-
13.125% Senior Subordinated Notes unamortized debt issuance costs	(299)	-
	(2,158)	(14,415)
Loss on modification of debt:
Third party fees for 8.25% Senior Secured Notes	-	(12,261)
Unamortized debt issuance costs for prior ABL Facility	-	(1,187)
Third party fees for 9.375% Senior Notes	(1,449)	-
	(1,449)	(13,448)

Total loss on modification or extinguishment of debt	$(3,607)	$(27,863)

6. PENSION PLANS

               The Company has two separate pension plans, the Ply Gem Group Pension Plan and the MW Manufacturers, Inc. Retirement Plan.

               The Company’s net periodic expense for the combined pension plans for the periods indicated consists of the following components:

	For the three months ended		For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011

Service cost	$-	$27	$-	$81
Interest cost	467	493	1,401	1,479
Expected return on plan assets	(504)	(488)	(1,512)	(1,464)
Amortization of loss	200	77	600	231
Net periodic expense	$163	$109	$489	$327

7. COMMITMENTS AND CONTINGENCIES

Indemnification

               In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets in the approximate amount of $3.5 million and $3.6 million at September 29, 2012 and December 31, 2011, respectively. As of each of September 29, 2012 and December 31, 2011, the Company has recorded liabilities related to these indemnifications of approximately $0.4 million in current liabilities, and $3.1 million in long-term liabilities, consisting of the following:

(Amounts in thousands)	September 29, 2012	December 31, 2011

Product claim liabilities	$223	$193
Multiemployer pension plan withdrawal liability	2,675	2,854
Other	582	572
	$3,480	$3,619

Warranty claims

               The Company sells a number of products and offers a number of warranties on these products. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs expected to be incurred under its warranties and records a liability for such costs at the time of sale, which is recorded in both accrued expenses and other long-term liabilities in the accompanying condensed consolidated balance sheets. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of September 29, 2012 and December 31, 2011, warranty liabilities of approximately $7.9 million and $7.7 million, respectively, have been recorded in current liabilities and approximately $29.7 million and $30.9 million, respectively, have been recorded in long-term liabilities.

               Changes in the Company’s warranty liabilities are as follows:

	For the three months ended		For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011

Balance, beginning of period	$37,510	$40,777	$38,612	$41,780
Warranty expense during period	2,992	1,256	7,386	5,450
Settlements made during period	(2,854)	(2,948)	(8,350)	(8,145)
Balance, end of period	$37,648	$39,085	$37,648	$39,085

Environmental

               On February 24, 2011, the Company received a draft Administrative Order on Consent from the United States Environmental Protection Agency (“EPA”), Region III, under Section 3008(h) of the Resource Conservation and Recovery Act (RCRA) relating to contamination associated with an underground storage tank formerly located at its Rocky Mount, Virginia property. The Company finalized the Administrative Order on Consent with the EPA, and it became effective on September 12, 2011. During 2011, as part of the Administrative Order on Consent, the Company provided the EPA with drafts of the Description of Current Conditions report and the RCRA Facility Investigation Workplan as well as a preliminary cost estimate of approximately $1.8 million over the remediation period, which is estimated through 2023. The Company is currently in the process of finalizing these reports, plans and estimates provided to the EPA. The Company has recorded approximately $0.3 million and $0.5 million of this environmental liability within current liabilities and approximately $1.5 million and $1.3 million within other long-term liabilities in the Company’s consolidated balance sheets at September 29, 2012 and December 31, 2011, respectively. The Company will adjust this environmental remediation liability in future periods, if necessary, as further information develops or circumstances change.

              Certain liabilities for this subject contamination has been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor-in-interest of Fenway Partners, the Company is similarly indemnified by U.S. Industries, Inc. The Company’s ability to seek indemnification from U.S. Industries is, however, limited by the terms of the indemnity as well as the strength of U.S. Industries’ financial condition, which could change in the future. As of September 29, 2012, no recovery has been recognized on the Company’s consolidated balance sheet but the Company will actively pursue the validity of this indemnity in future periods and will recognize future recoveries in the period in which they become probable.

Other contingencies

               The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental, contract, labor, employment, intellectual property, personal injury, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings and claims also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. Also, it is not possible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, and therefore no such estimate has been made. However, the Company is not aware of any other contingencies for which a material loss is reasonably possible.

8. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

               Accrued expenses consist of the following:

(Amounts in thousands)
	September 29, 2012	December 31, 2011
Insurance	$3,327	$3,229
Employee compensation and benefits	10,298	6,270
Sales and marketing	24,772	23,282
Product warranty	7,892	7,677
Accrued freight	963	498
Interest	8,770	34,183
Accrued pension	2,577	2,577
Accrued environmental liability	470	708
Accrued taxes	3,443	2,093
Other	17,609	10,364
	$80,121	$90,881

              Other long-term liabilities consist of the following:

(Amounts in thousands)
	September 29, 2012	December 31, 2011
Insurance	$1,316	$1,642
Pension liabilities	11,851	13,446
Multi-employer pension withdrawal liability	2,675	2,854
Product warranty	29,756	30,935
Long-term product claim liability	223	193
Long-term environmental liability	1,990	1,750
Liabilities for tax uncertainties	3,946	3,546
Other	6,350	3,362
	$58,107	$57,728

Long-term incentive plan

               During the year ended December 31, 2011, the Company finalized a long-term incentive plan (“LTIP”) for certain employees. The long-term incentive plan was implemented to retain and incentivize employees through the downturn in the housing market. During the three months ended September 29, 2012 and October 1, 2011, the Company recognized a LTIP expense of $0.5 million and $0.2 million, respectively, which has been recorded within selling, general, and administrative expenses in the condensed consolidated statement of operations. During the nine months ended September 29, 2012 and October 1, 2011, the Company recognized a LTIP expense of $1.4 million and $0.7 million, respectively, which has been recorded within selling, general, and administrative expenses in the condensed consolidated statement of operations. The LTIP liability is $2.3 million and $0.9 million as of September 29, 2012 and December 31, 2011, respectively, and has been recognized as an other long-term liability in the condensed consolidated balance sheets.

Other liabilities

               During the nine months ended September 29, 2012, the Company made approximately $0.5 million in cash payments on restructuring liabilities. These payments were for general back office centralization efforts incurred during 2012 as well as product simplification costs incurred for the Windows and Doors segment.

In addition, during the nine months ended October 1, 2011, the Company made $3.7 million in retention payments to certain members of management that were previously accrued within accrued expenses.

9. INCOME TAXES

Effective tax rate and debt transactions

               Income taxes for interim periods have been included in the accompanying condensed consolidated financial statements on the basis of an estimated annual effective tax rate. In addition to the tax resulting from applying the estimated annual effective tax rate to pre-tax income (loss), the Company included certain items treated as discrete events to arrive at an estimated effective tax rate. For the nine months ended September 29, 2012, the Company’s estimated effective income tax rate was approximately 7.0%, which varied from the statutory rate primarily due to state income tax expense, valuation allowance, tax contingencies, and foreign income taxes. The tax expense of approximately $1.6 million is primarily state income tax expense for the nine months ended September 29, 2012.

              On February 16, 2012, Ply Gem issued an additional $40.0 million aggregate principal amount of 8.25% Senior Secured Notes in a private placement transaction. The notes will mature on February 15, 2018 and are secured by substantially all assets of Ply Gem Industries and the Guarantors. The Senior Tack-on Notes were issued at a discount yielding net proceeds of approximately $34.0 million, prior to debt issuance costs. As a result of the discount, the Senior Tack-on Notes are subject to the Applicable High Yield Discount Obligation (“AHYDO”) rules. Consequently, no portion of the original issue discount (OID) will be deductible for income tax purposes in the future.

Valuation allowance

               As of September 29, 2012, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses incurred by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company currently has book goodwill of approximately $18.7 million that is not amortized, which results in a deferred tax liability of approximately $4.4 million at September 29, 2012. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate its ability to realize the net deferred tax assets and its estimates are subject to change.

Tax uncertainties

              Despite the Company’s belief that its tax return positions are consistent with applicable tax laws, the Company believes that certain positions could be challenged by taxing authorities. The Company’s tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the consolidated financial statements. These reserves have been established based on management’s assessment as to potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. The tax reserves are reviewed periodically and adjusted in light of changing facts and circumstances, such as progress of tax audits, lapse of applicable statutes of limitations and changes in tax law. The Company’s state income tax returns are currently under examination by various state taxing authorities. During the nine months ended September 29, 2012, the Company increased its tax contingency reserve by approximately $0.4 million which includes an increase to the contingency reserve for recent ongoing state income tax audits of approximately $1.0 million offset by the reversal of state income tax reserves due to the lapse of statutes of approximately $0.6 million. During the nine months ended October 1, 2011, the Company reversed approximately $6.6 million of tax contingency reserves due to the closing of a federal income tax audit. The reversal was primarily offset with an increase to the valuation allowance.

Other

               As of September 29, 2012, the Company has not established U.S. deferred taxes on approximately $22.3 million of unremitted earnings of the Company’s foreign subsidiary, Ply Gem Canada. As of September 29, 2012, these earnings are intended to be indefinitely reinvested; as such, it is not appropriate to calculate the estimated deferred tax liability on these indefinitely reinvested earnings. In the future, the Company may decide not to indefinitely reinvest these earnings at which time the Company would record the related deferred tax liabilities which could be significant.

               On December 23, 2011, the U.S. Treasury Department issued comprehensive temporary and proposed regulations addressing the treatment of expenditures related to tangible property for tax purposes. The Company has begun to evaluate the changes necessary to comply with the regulations and the related administrative procedures and is not currently aware of any adjustments that would be material to the Company’s consolidated financial statements.

10. STOCK-BASED COMPENSATION

Stock Option Plan

               A rollforward of stock options outstanding during the nine months ended September 29, 2012 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
		Exercise	Contractual
	Stock Options	Price	Term (Years)

Balance at January 1, 2012	502,844	$68.57	6.75
Granted	-		-
Exercised	-		-
Forfeited or expired	(3,500)		-
Balance at September 29, 2012	499,344	$68.49	6.01

              As of September 29, 2012, the Company has 159,494 options that are 100% vested and approximately $4.1 million of total unrecognized compensation expense that will be recognized over a weighted average period of 2.75 years.

Other Share-Based Compensation

               Upon completion of the acquisition of Ply Gem, the acquisition of MW and the acquisition of AWC Holding Company and its subsidiaries (collectively, “Alenco”), certain members of management made a cash contribution to Ply Gem Prime in exchange for shares of Ply Gem Prime’s common stock. Ply Gem Prime is the sole shareholder of Ply Gem Holdings.

               A rollforward of Ply Gem Prime’s common stock during the nine months ended September 29, 2012 is as follows.

Common Stock
Shares Owned by
Management

Balance at January 1, 2012	452,872
Shares issued	-
Shares repurchased	-
Balance at September 29, 2012	452,872

Restricted stock grants

              During January 2012, the Company issued 600 restricted stock shares of common stock of Ply Gem Prime to each of three independent members of the Board of Directors. These shares will vest over the 2012 calendar period and the Company is expensing these items ratably over the 2012 twelve month period up to the vesting date. During the three and nine months ended September 29, 2012, the Company expensed $45,000 and $135,000, respectively, related to these grants in selling, general, and administrative expenses within the condensed consolidated statement of operations.

Phantom stock

               Upon the completion of the acquisitions of Ply Gem and MW, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan.

               In 2006, the Company converted all phantom common and preferred stock units into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each party in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of senior preferred stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account was payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, is paid on each such date, or, if earlier, the officer’s death, disability or a change of control. The final payment of approximately $2.3 million was paid during the nine months ended October 1, 2011 and, as a result, there was no liability on the condensed consolidated balance sheet as of October 1, 2011 or September 29, 2012.

11. SEGMENT INFORMATION

               The Company’s operating segments are components of the business for which separate financial information is available and are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

               The Company has two reportable segments: (1) Siding, Fencing, and Stone, and (2) Windows and Doors. The operating earnings (loss) of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Corporate unallocated income and expenses include items which are not directly attributed to or allocated to either of the reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance and accounting expenses. Corporate unallocated assets include debt issuance costs, cash and certain non-operating receivables.

               The following is a summary of the Company’s segment information:

	For the three months ended		For the nine months ended
(Amounts in thousands)	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011

Net Sales
Siding, Fencing, and Stone	$179,852	$184,520	$511,157	$494,002
Windows and Doors	126,341	113,369	341,501	298,485
	$306,193	$297,889	$852,658	$792,487

Operating earnings (loss)
Siding, Fencing, and Stone	$34,403	$33,335	$88,487	$72,520
Windows and Doors	(2,370)	(3,373)	(15,622)	(23,839)
Unallocated	(4,762)	(4,893)	(13,506)	(12,081)
	$27,271	$25,069	$59,359	$36,600

	Total assets as of
	September 29, 2012	December 31, 2011

Siding, Fencing, and Stone	$600,604	$579,195
Windows and Doors	274,706	273,909
Unallocated	50,005	39,808
	$925,315	$892,912

12. RELATED PARTY TRANSACTIONS

               Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with CI Capital Partners LLC (“CI Capital Partners”), formerly Caxton-Iseman Capital, LLC, CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. Under the General Advisory Agreement, the Company expensed management fees paid to CI Capital Partners of approximately $0.9 million and $0.8 million within selling, general, and administrative expenses for the three months ended September 29, 2012 and October 1, 2011, respectively, and approximately $2.1 million and $1.8 million within selling, general, and administrative expenses for the nine months ended September 29, 2012 and October 1, 2011, respectively. On November 6, 2012, the Company and CI Capital Partners amended the General Advisory Agreement to, among other things, extend the initial term for a period of 10 years, to November 6, 2022. During the nine months ended October 1, 2011, the Company repurchased equity of $1.5 million from a former member of management.

13. GUARANTOR / NON-GUARANTOR FINANCIAL INFORMATION

               The 8.25% Senior Secured Notes and 9.375% Senior Notes were issued by our direct subsidiary, Ply Gem Industries, and are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ 100% owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of September 29, 2012 and December 31, 2011, and for the three and nine months ended September 29, 2012 and October 1, 2011. The non-guarantor information presented represents our Canadian subsidiary.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the three months ended September 29, 2012

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$285,812	$20,381	$-	$306,193
Cost of products sold	-	-	221,325	14,175	-	235,500
Gross profit	-	-	64,487	6,206	-	70,693
Operating expenses:
Selling, general and
administrative expenses	-	4,684	28,036	3,964	-	36,684
Intercompany administrative
charges	-	-	3,719	762	(4,481)	-
Amortization of intangible assets	-	78	6,660	-	-	6,738
Total operating expenses	-	4,762	38,415	4,726	(4,481)	43,422
Operating earnings (loss)	-	(4,762)	26,072	1,480	4,481	27,271
Foreign currency gain	-	-	-	100	-	100
Intercompany interest	-	25,682	(25,682)	-	-	-
Interest expense	-	(27,533)	(10)	-	-	(27,543)
Interest income	-	1	11	5	-	17
Loss on modification or
extinguishment of debt	-	(3,607)	-	-	-	(3,607)
Intercompany administrative income	-	4,481	-	-	(4,481)	-
Income (loss) before equity in
subsidiaries' income	-	(5,738)	391	1,585	-	(3,762)
Equity (loss) in subsidiaries' income	(3,673)	2,065	-	-	1,608	-
Income (loss) before provision
(benefit) for income taxes	(3,673)	(3,673)	391	1,585	1,608	(3,762)
Provision (benefit) for income taxes	-	-	(531)	442	-	(89)
Net income (loss)	$(3,673)	$(3,673)	$922	$1,143	$1,608	$(3,673)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	968	-	968
Total comprehensive income (loss)	$(3,673)	$(3,673)	$922	$2,111	$1,608	$(2,705)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the three months ended October 1, 2011

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$276,903	$20,986	$-	$297,889
Cost of products sold	-	-	217,869	14,198	-	232,067
Gross profit	-	-	59,034	6,788	-	65,822
Operating expenses:
Selling, general and
administrative expenses	-	4,884	25,345	3,857	-	34,086
Intercompany administrative
charges	-	-	3,705	486	(4,191)	-
Amortization of intangible assets	-	9	6,658	-	-	6,667
Total operating expenses	-	4,893	35,708	4,343	(4,191)	40,753
Operating earnings (loss)	-	(4,893)	23,326	2,445	4,191	25,069
Foreign currency gain	-	-	-	115	-	115
Intercompany interest	-	25,682	(25,682)	-	-	-
Interest expense	-	(25,193)	-	(1)	-	(25,194)
Interest income	-	1	16	1	-	18
Intercompany administrative income	-	4,191	-	-	(4,191)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	(212)	(2,340)	2,560	-	8
Equity in subsidiaries' income (loss)	(458)	(246)	-	-	704	-
Income (loss) before provision
(benefit) for income taxes	(458)	(458)	(2,340)	2,560	704	8
Provision (benefit) for income taxes	-	-	(250)	716	-	466
Net income (loss)	$(458)	$(458)	$(2,090)	$1,844	$704	$(458)

Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(2,603)	-	(2,603)
Total comprehensive loss	$(458)	$(458)	$(2,090)	$(759)	$704	$(3,061)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the nine months ended September 29, 2012

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$799,788	$52,870	$-	$852,658
Cost of products sold	-	-	627,187	38,490	-	665,677
Gross profit	-	-	172,601	14,380	-	186,981
Operating expenses:
Selling, general and
administrative expenses	-	13,284	82,605	11,534	-	107,423
Intercompany administrative
charges	-	-	10,658	2,094	(12,752)	-
Amortization of intangible assets	-	222	19,977	-	-	20,199
Total operating expenses	-	13,506	113,240	13,628	(12,752)	127,622
Operating earnings (loss)	-	(13,506)	59,361	752	12,752	59,359
Foreign currency gain	-	-	-	264	-	264
Intercompany interest	-	77,048	(77,048)	-	-	-
Interest expense	-	(78,545)	(10)	(2)	-	(78,557)
Interest income	-	3	57	11	-	71
Loss on modification or
extinguishment of debt	-	(3,607)	-	-	-	(3,607)
Intercompany administrative income	-	12,752	-	-	(12,752)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	(5,855)	(17,640)	1,025	-	(22,470)
Equity in subsidiaries' income (loss)	(24,049)	(18,194)	-	-	42,243	-
Income (loss) before provision
for income taxes	(24,049)	(24,049)	(17,640)	1,025	42,243	(22,470)
Provision for income taxes	-	-	1,258	321	-	1,579
Net income (loss)	$(24,049)	$(24,049)	$(18,898)	$704	$42,243	$(24,049)

Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	939	-	939
Total comprehensive income (loss)	$(24,049)	$(24,049)	$(18,898)	$1,643	$42,243	$(23,110)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the nine months ended October 1, 2011

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
(Amounts in thousands)	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated

Net sales	$-	$-	$742,876	$49,611	$-	$792,487
Cost of products sold	-	-	596,363	35,491	-	631,854
Gross profit	-	-	146,513	14,120	-	160,633
Operating expenses:
Selling, general and
administrative expenses	-	12,054	80,473	11,486	-	104,013
Intercompany administrative
charges	-	-	11,106	1,472	(12,578)	-
Amortization of intangible assets	-	27	19,993	-	-	20,020
Total operating expenses	-	12,081	111,572	12,958	(12,578)	124,033
Operating earnings (loss)	-	(12,081)	34,941	1,162	12,578	36,600
Foreign currency gain	-	-	-	466	-	466
Intercompany interest	-	77,047	(77,047)	-	-	-
Interest expense	-	(76,591)	(1)	(1)	-	(76,593)
Interest income	-	4	66	12	-	82
Loss on modification or
extinguishment of debt	-	(27,863)	-	-	-	(27,863)
Intercompany administrative income	-	12,578	-	-	(12,578)	-
Income (loss) before equity in
subsidiaries' income (loss)	-	(26,906)	(42,041)	1,639	-	(67,308)
Equity in subsidiaries' income (loss)	(69,287)	(42,381)	-	-	111,668	-
Income (loss) before provision for
income taxes	(69,287)	(69,287)	(42,041)	1,639	111,668	(67,308)
Provision for income taxes	-	-	1,456	523	-	1,979
Net income (loss)	$(69,287)	$(69,287)	$(43,497)	$1,116	$111,668	$(69,287)

Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(1,620)	-	(1,620)
Total comprehensive loss	$(69,287)	$(69,287)	$(43,497)	$(504)	$111,668	$(70,907)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of September 29, 2012

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
ASSETS	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Current Assets:
Cash and cash equivalents	$-	$20,653	$19	$7,419	$-	$28,091
Accounts receivable, net	-	-	145,501	9,995	-	155,496
Inventories:
Raw materials	-	-	35,876	4,516	-	40,392
Work in process	-	-	20,965	494	-	21,459
Finished goods	-	-	34,342	3,321	-	37,663
Total inventory	-	-	91,183	8,331	-	99,514
Prepaid expenses and other
current assets	-	129	11,948	1,684	-	13,761
Deferred income taxes	-	-	3,847	8	-	3,855
Total current assets	-	20,782	252,498	27,437	-	300,717
Investments in subsidiaries	(299,312)	(176,728)	-	-	476,040	-
Property and Equipment, at cost:
Land	-	-	3,565	172	-	3,737
Buildings and improvements	-	-	35,884	1,432	-	37,316
Machinery and equipment	-	1,813	275,347	9,103	-	286,263
	-	1,813	314,796	10,707	-	327,316
Less accumulated depreciation	-	(889)	(223,196)	(6,168)	-	(230,253)
Total property and equipment, net	-	924	91,600	4,539	-	97,063
Other Assets:
Intangible assets, net	-	-	101,093	-	-	101,093
Goodwill	-	-	383,042	9,675	-	392,717
Deferred income taxes	-	-	-	3,231	-	3,231
Intercompany note receivable	-	856,739	-	-	(856,739)	-
Other	-	28,299	2,195	-	-	30,494
Total other assets	-	885,038	486,330	12,906	(856,739)	527,535
	$(299,312)	$730,016	$830,428	$44,882	$(380,699)	$925,315

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$-	$620	$69,199	$5,094	$-	$74,913
Accrued expenses	-	15,144	60,986	3,991	-	80,121
Total current liabilities	-	15,764	130,185	9,085	-	155,034
Deferred income taxes	-	-	8,716	-	-	8,716
Intercompany note payable	-	-	856,739	-	(856,739)	-
Other long-term liabilities	-	10,794	46,443	870	-	58,107
Long-term debt	-	1,002,770	-	-	-	1,002,770
Commitments and contingencies
Stockholder's Equity (Deficit):
Preferred stock	-	-	-	-	-	-
Common stock	-	-	-	-	-	-
Additional paid-in-capital	310,451	310,451	426,627	6,408	(743,486)	310,451
(Accumulated deficit) retained earnings	(604,634)	(604,634)	(638,282)	22,334	1,220,582	(604,634)
Accumulated other
comprehensive income (loss)	(5,129)	(5,129)	-	6,185	(1,056)	(5,129)
Total stockholder's (deficit) equity	(299,312)	(299,312)	(211,655)	34,927	476,040	(299,312)
	$(299,312)	$730,016	$830,428	$44,882	$(380,699)	$925,315

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2011

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
ASSETS	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Current Assets:
Cash and cash equivalents	$-	$8,578	$(3,408)	$6,530	$-	$11,700
Accounts receivable, net	-	-	102,052	7,463	-	109,515
Inventories:
Raw materials	-	-	37,024	4,885	-	41,909
Work in process	-	-	23,619	667	-	24,286
Finished goods	-	-	36,282	2,328	-	38,610
Total inventory	-	-	96,925	7,880	-	104,805
Prepaid expenses and other
current assets	-	422	9,893	2,957	-	13,272
Deferred income taxes	-	-	5,666	9	-	5,675
Total current assets	-	9,000	211,128	24,839	-	244,967
Investments in subsidiaries	(277,322)	(164,863)	-	-	442,185	-
Property and Equipment, at cost:
Land	-	-	3,565	172	-	3,737
Buildings and improvements	-	-	35,280	1,308	-	36,588
Machinery and equipment	-	1,335	262,349	8,436	-	272,120
	-	1,335	301,194	9,916	-	312,445
Less accumulated depreciation	-	(762)	(206,585)	(5,253)	-	(212,600)
Total property and equipment, net	-	573	94,609	4,663	-	99,845
Other Assets:
Intangible assets, net	-	-	121,148	-	-	121,148
Goodwill	-	-	382,165	9,302	-	391,467
Deferred income taxes	-	-	-	3,121	-	3,121
Intercompany note receivable	-	856,739	-	-	(856,739)	-
Other	-	30,235	2,129	-	-	32,364
Total other assets	-	886,974	505,442	12,423	(856,739)	548,100
	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$-	$720	$44,652	$4,718	$-	$50,090
Accrued expenses	-	36,987	50,790	3,104	-	90,881
Total current liabilities	-	37,707	95,442	7,822	-	140,971
Deferred income taxes	-	-	9,865	-	-	9,865
Intercompany note payable	-	-	856,739	-	(856,739)	-
Other long-term liabilities	-	9,629	47,240	859	-	57,728
Long-term debt	-	961,670	-	-	-	961,670
Commitments and contingencies
Stockholder's Equity (Deficit):
Preferred stock	-	-	-	-	-	-
Common stock	-	-	-	-	-	-
Additional paid-in-capital	309,331	309,331	421,277	6,562	(737,170)	309,331
(Accumulated deficit) retained earnings	(580,585)	(580,585)	(619,384)	21,630	1,178,339	(580,585)
Accumulated other
comprehensive income (loss)	(6,068)	(6,068)	-	5,052	1,016	(6,068)
Total stockholder's equity (deficit)	(277,322)	(277,322)	(198,107)	33,244	442,185	(277,322)
	$(277,322)	$731,684	$811,179	$41,925	$(414,554)	$892,912

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the nine months ended September 29, 2012

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Cash flows from operating activities:
Net loss	$(24,049)	$(24,049)	$(18,898)	$704	$42,243	$(24,049)
Adjustments to reconcile net income (loss)
to cash provided by (used in) operating
activities:
Depreciation and amortization expense	-	128	38,701	750	-	39,579
Non-cash interest expense, net	-	8,999	-	-	-	8,999
Gain on foreign currency transactions	-	-	-	(264)	-	(264)
Loss on modification or extinguishment
of debt	-	3,607	-	-	-	3,607
Stock based compensation	-	1,123	-	-	-	1,123
Deferred income taxes	-	-	670	(43)	-	627
Increase in uncertain tax positions	-	-	400	-	-	400
Equity in subsidiaries' net loss	24,049	18,194	-	-	(42,243)	-
Other	-	-	(41)	-	-	(41)
Changes in operating assets and liabilities:
Accounts receivable, net	-	-	(43,449)	(2,230)	-	(45,679)
Inventories	-	-	5,742	(177)	-	5,565
Prepaid expenses and other
current assets	-	556	(2,293)	1,298	-	(439)
Accounts payable	-	(100)	24,334	(475)	-	23,759
Accrued expenses	-	(22,028)	7,646	1,934	-	(12,448)
Cash payments on restructuring liabilities	-	-	(535)	-	-	(535)
Other	-	-	417	(71)	-	346
Net cash provided by (used in)
operating activities	-	(13,570)	12,694	1,426	-	550
Cash flows from investing activities:
Capital expenditures	-	(478)	(14,890)	(627)	-	(15,995)
Proceeds from sale of assets	-	-	334	(148)	-	186
Acquisitions, net of cash acquired	-	-	(100)	-	-	(100)
Net cash used in
investing activities	-	(478)	(14,656)	(775)	-	(15,909)
Cash flows from financing activities:
Proceeds from long-term debt	-	102,991	-	-	-	102,991
Payments of long-term debt	-	(58,991)	-	-	-	(58,991)
Revolver borrowings, net	-	-	-	-	-	-
Payment of early call premium	-	(9,844)	-	-	-	(9,844)
Proceeds from intercompany
investment	-	(5,389)	5,389	-	-	-
Debt issuance costs paid	-	(2,644)	-	-	-	(2,644)
Net cash provided by
financing activities	-	26,123	5,389	-	-	31,512
Impact of exchange rate movement
on cash	-	-	-	238	-	238
Net increase in cash
and cash equivalents	-	12,075	3,427	889	-	16,391
Cash and cash equivalents at the
beginning of the period	-	8,578	(3,408)	6,530	-	11,700
Cash and cash equivalents at the end
of the period	$-	$20,653	$19	$7,419	$-	$28,091

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the nine months ended October 1, 2011

(Amounts in thousands)	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	Guarantor	Consolidating
	Holdings, Inc.	Industries, Inc.	Subsidiaries	Subsidiary	Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(69,287)	$(69,287)	$(43,497)	$1,116	$111,668	$(69,287)
Adjustments to reconcile net income (loss)
to cash provided by (used in) operating
activities:
Depreciation and amortization expense	-	126	39,768	660	-	40,554
Non-cash interest expense, net	-	7,775	-	-	-	7,775
Gain on foreign currency transactions	-	-	-	(466)	-	(466)
Loss on modification or
extinguishment of debt	-	27,863	-	-	-	27,863
Stock based compensation	-	200	-	-	-	200
Deferred income taxes	-	-	6,794	68	-	6,862
Reduction in tax uncertainty,
net of valuation allowance	-	-	(6,617)	-	-	(6,617)
Equity in subsidiaries' net loss	69,287	42,381	-	-	(111,668)	-
Other	-	-	(40)	(3)	-	(43)
Changes in operating assets and liabilities:
Accounts receivable, net	-	-	(52,402)	(2,826)	-	(55,228)
Inventories	-	-	(17,566)	(1,186)	-	(18,752)
Prepaid expenses and other
current assets	-	43	(458)	(1,542)	-	(1,957)
Accounts payable	-	238	16,439	1,923	-	18,600
Accrued expenses	-	(7,735)	6,549	1,220	-	34
Cash payments on restructuring liabilities	-	-	(407)	-	-	(407)
Other	-	-	122	432	-	554
Net cash provided by (used in)
operating activities	-	1,604	(51,315)	(604)	-	(50,315)
Cash flows from investing activities:
Capital expenditures	-	(594)	(6,923)	(699)	-	(8,216)
Proceeds from sale of assets	-	-	48	-	-	48
Net cash used in
investing activities	-	(594)	(6,875)	(699)	-	(8,168)
Cash flows from financing activities:
Proceeds from long-term debt	-	423,684	-	-	-	423,684
Payments on long-term debt	-	(348,684)	-	-	-	(348,684)
Net revolver borrowings	-	85,000	-	-	-	85,000
Payments on previous revolver credit facility	-	(30,000)	-	-	-	(30,000)
Proceeds from intercompany						-
investment	-	(57,950)	57,936	14	-	-
Payment of early tender premium	-	(49,769)	-	-	-	(49,769)
Equity repurchases	-	(1,483)	-	-	-	(1,483)
Debt issuance costs paid	-	(26,907)	-	-	-	(26,907)
Net cash provided by (used in)
financing activities	-	(6,109)	57,936	14	-	51,841
Impact of exchange rate movement
on cash	-	-	-	(253)	-	(253)
Net decrease in cash
and cash equivalents	-	(5,099)	(254)	(1,542)	-	(6,895)
Cash and cash equivalents at the
beginning of the period	-	12,172	(1,117)	6,443	-	17,498
Cash and cash equivalents at the end
of the period	$-	$7,073	$(1,371)	$4,901	$-	$10,603

       No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Ply Gem since the date of this prospectus.

       Until March 21, 2013, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.